As filed with the Securities and Exchange Commission on January 18, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOBSON COMMUNICATIONS CORPORATION

(Exact name of Registrant as specified in its charter)

Oklahoma	4812	73-1513309
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14201 Wireless Way

Oklahoma City, Oklahoma 73134
(Address, including zip code, of Registrant’s principal executive offices)

Bruce R. Knooihuizen

14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Paul W. Theiss, Esq. Bruce F. Perce, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy J. Melton, Esq. Edward B. Winslow, Esq. Jones Day 77 West Wacker Chicago, Illinois 60601 (312) 782-3939

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and the conditions to the consummation of the offer described herein have been satisfied or waived.

      If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share	Offering Price(2)	Fee(2)

Class A common stock, par value $0.001 per share	42,237,290	NA	$236,584,280	$27,846

(1)	Represents the maximum number of shares of Class A common stock estimated to be issued in connection with the exchange offer described in this Registration Statement.

(2)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Registrant’s 12.25% preferred stock and 13% preferred stock that may be received by the Registrant in the exchange offer.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 18, 2005

Prospectus

(DOBSON COMMUNICATIONS CORPORATION LOGO)

OFFER TO EXCHANGE

Cash or shares of Class A common stock, at your election and subject to proration, for all outstanding shares of 12.25% Senior Exchangeable Preferred Stock CUSIP No. 256069303	Cash or shares of Class A common stock, at your election and subject to proration, for all outstanding shares of 13% Senior Exchangeable Preferred Stock CUSIP No. 256072505

and

CONSENT SOLICITATION

     We are offering to exchange cash or shares of our Class A common stock, at your election and subject to proration, for all outstanding shares of our 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock, upon the terms and subject to the conditions specified in this prospectus.

     Holders of our 12.25% preferred stock and our 13% preferred stock may elect to receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration, either (1) cash in the amount of $530.00, or (2) shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer as described in this prospectus, of $530.00, subject to a minimum of 265 shares and a maximum of 353 shares for each share of preferred stock validly tendered and not properly withdrawn.

     For the 12.25% preferred stock, the maximum cash consideration we will pay is equal to $12.2 million plus any cash not subscribed for in the 13% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 8.2 million shares plus any shares not subscribed for in the 13% preferred stock exchange offer. For the 13% preferred stock, the maximum cash consideration we will pay is equal to $51.1 million plus any cash not subscribed for in the 12.25% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 34.1 million shares plus any shares not subscribed for in the 12.25% preferred stock exchange offer. If holders elect to receive amounts in excess of those limits, we will allocate the cash or shares of Class A common stock, as applicable, in accordance with the proration procedures described in this prospectus.

     We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the certificates of designation and obtain waivers of compliance by us with the provisions to be eliminated by the proposed amendments, we must receive consents from holders of a majority of the outstanding shares of each series of preferred stock. If we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered, in addition to the consideration described above.

     Tenders of shares of preferred stock in the exchange offer will be deemed to constitute the delivery of consents to the proposed amendments and related waivers with respect to the shares of preferred stock tendered, and delivery of consents will be deemed to constitute tenders of shares of preferred stock in the exchange offer. Holders of shares of preferred stock may not tender shares in the exchange offer without delivering consents or deliver consents without tendering shares.

     The offer will expire on February   , 2005 at 5:00 p.m., New York City time, unless extended.

     Shares of our Class A common stock are quoted on the Nasdaq National Market under the symbol “DCEL,” and the last reported sale price per share on January 14, 2005 was $1.73.

       See “Risk Factors” on page 20 for a discussion of issues that you should consider with respect to the exchange offer.

     You must make your own decision whether to consent or tender any shares in the exchange offer and, if you tender, the number of shares to tender and the consideration you elect to receive. We do not make any recommendation as to whether holders of the preferred stock should consent or tender their shares in the exchange offer or elect any particular consideration.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Houlihan Lokey Howard & Zukin Capital, Inc.

Dealer Manager and Solicitation Agent

The date of this Prospectus is January   , 2005.

Page

Questions and Answers About the Exchange Offer and Consent Solicitation	1
Summary	10
Risk Factors	20
Forward-Looking Statements	31
Use of Proceeds	31
Capitalization	32
Market Price of and Dividends on Common Stock	34
Selected Consolidated Financial Data	35
Management’s Discussion and Analysis of Financial Condition and Results of Operations	38
Business	63
Management	81
Principal Stockholders	90
Certain Relationships and Related Transactions	92
Description of Capital Stock	96
The Exchange Offer and Consent Solicitation	105
Comparison of Rights Between Our Preferred Stock and Our Common Stock	118
Certain U.S. Federal Income Tax Considerations	120
Legal Matters	126
Experts	126
Where You Can Find More Information	126
Index to Consolidated Financial Statements	F-1
Unaudited Pro Forma Consolidated Financial Data	P-1
Annex A — Form of Amended and Restated Certificate of Designation for 12.25% Preferred Stock	A-1
Annex B — Form of Amended and Restated Certificate of Designation for 13% Preferred Stock	B-1
Purchase Agreement
Indenture for First Priority Senior Secured Notes
Indenture for Second Priority Senior Secured Notes
Opinion of McAfee & Taft A Professional Corporation
Opinion of Mayer, Brown, Rowe & Maw LLP
Employment Agreement between Registrant and Bruce R. Knooihuizen
Employment Agreement between Registrant and Timothy J. Duffy
Form of Retention Agreement
Registration Rights Agreement
Consent of KPMG LLP
Consent of Mayer, Brown, Rowe & Maw LLP
Form of Letter of Transmittal and Consent
Form of Letter of Transmittal
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Letter to Clients
Guidelines for Certification of Taxpayer Indentification Number in Substitute Form W-9

      The exchange offer is not being made to (nor will tenders of preferred shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer is not in compliance with applicable laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs or the affairs of any of our subsidiaries or affiliates since the date hereof.

      You should rely only on the information contained in this prospectus. Dobson Communications has not authorized anyone to provide you with information or make any representation about the exchange offer or consent solicitation or Dobson Communications’ business that differs from or adds to that contained in this prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us, the dealer manager and solicitation agent or the information agent.

QUESTIONS AND ANSWERS ABOUT

THE EXCHANGE OFFER AND CONSENT SOLICITATION

      The following are some questions regarding the exchange offer and consent solicitation that you may have as a holder of our 12.25% preferred stock or 13% preferred stock, and the answers to those questions. We urge you to read the entire prospectus, including the section entitled “Risk Factors,” because the information in this section is not complete. Additional important information is contained in the remainder of this prospectus.

      All references to “Dobson Communications,” the “Company,” “we,” “our,” “ours” and “us” and similar terms are to Dobson Communications Corporation and its subsidiaries, unless the context otherwise requires. All references to “Dobson Cellular” are to Dobson Cellular Systems, Inc. and its subsidiaries, and all references to “American Cellular” are to American Cellular Corporation and its subsidiaries, in each case unless the context otherwise requires. Dobson Cellular and American Cellular are wholly owned subsidiaries of Dobson Communications.

      In addition, in this prospectus, we sometimes refer to our 12.25% preferred stock and 13% preferred stock collectively as the “preferred stock,” and we sometimes refer to the exchange offer and consent solicitation collectively as the “exchange offer.”

What is the purpose of the exchange offer and consent solicitation?

      We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the potential obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2)waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. These proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.

What are the maximum and minimum number of shares of preferred stock being sought in the exchange offer?

      We are offering to exchange cash or shares of our Class A common stock for all outstanding shares of our 12.25% preferred stock and 13% preferred stock. As of December 31, 2004, 46,181 shares of 12.25% preferred stock were outstanding and 192,898 shares of 13% preferred stock were outstanding. Obtaining the consents necessary to amend the certificates of designation of the preferred stock and waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments is a condition to the consummation of the exchange offer and requires the consent of the holders of a majority of the outstanding shares of each series of preferred stock. As a result, the exchange offer is conditioned upon the tender of a majority of the outstanding shares of each series of preferred stock.

What will I receive in the exchange offer if I tender shares of preferred stock and they are accepted?

      Holders of our 12.25% preferred stock and our 13% preferred stock may elect to receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus, either:

•	cash in the amount of $530.00, or

•	shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer as described in this prospectus, of $530.00, subject to a minimum of 265 shares and a maximum of 353 shares for each share of preferred stock validly tendered and not properly withdrawn.

      In addition, if we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered.

      For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL” and the last reported sale price per share of our Class A common stock on January 14, 2005 was $1.73.

Are there limits on the amount of cash you will pay or the number of shares you will issue in connection with the exchange offer?

      Yes. For the 12.25% preferred stock, the maximum cash consideration we will pay is equal to $12.2 million, not including the consent fee, plus any cash not subscribed for in the 13% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 8.2 million shares plus any shares not subscribed for in the 13% preferred stock exchange offer.

      For the 13% preferred stock, the maximum cash consideration we will pay is equal to $51.1 million, not including the consent fee, plus any cash not subscribed for in the 12.25% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 34.1 million shares plus any shares not subscribed for in the 12.25% preferred stock exchange offer.

      In addition, if we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered.

What happens if holders elect to receive more cash or shares than is being offered?

      If holders elect to receive more cash or shares of Class A common stock than is being offered in the exchange offer, the form of consideration will be allocated among the holders electing to receive that form of consideration pro rata based on the relationship between the number of shares for which the holder has made that election and the total number of shares for which that election has been made. The proration provisions do not apply to the consent fee, which will be paid solely in cash.

      For example, if 32,327 shares of 12.25% preferred stock are tendered for cash, a holder who has tendered 1,616 shares of 12.25% preferred stock for cash (or 5% of the total number of shares of 12.25% preferred stock tendered for cash) would receive cash consideration for 1,155 of the shares he tendered (or 5% of the total cash consideration to be paid) and shares of Class A common stock for the remaining 461 shares tendered.

      As a result of these proration procedures, you may not receive the type of consideration you elected to receive for all of your shares.

Will I receive accumulated, undeclared and unpaid dividends on the preferred stock I tender?

      No. You will not be paid any accumulated, undeclared and unpaid dividends if you elect to tender your shares of preferred stock in the exchange offer.

      Even if you do not tender your shares of preferred stock, you may not be paid any dividends on your shares of preferred stock in the foreseeable future. On December 20, 2004, we announced that we would not declare or pay the cash dividend due in the first quarter of 2005 on either series of preferred stock. In addition, we have not paid the cash dividend that was due on either series of preferred stock in the fourth quarter of 2004. As of December 31, 2004, the accumulated, undeclared and unpaid dividends were $57.85 per share on the 12.25% preferred stock and $55.25 per share on the 13% preferred stock.

What are the voting rights of the holders of our common stock?

      The holders of Class A common stock are entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock. The holders of Class B common stock are entitled to ten votes (other than certain votes in respect of a going private transaction in which they are entitled to one vote per share) for each share on all matters submitted to a vote of the holders of our common stock. Amendments to certain provisions of our certificate of incorporation require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. On all other matters, the Class A common stock and the Class B common stock vote together as a single class, unless such vote is otherwise required by law or unless such matters alter or change the rights of a class of common stock so as to adversely affect holders of that class.

      In addition, upon the expiration of the terms of the two directors previously designated by the former holders of American Cellular’s 9.5% senior subordinated notes, the holders of our Class A common stock, voting separately as a class, will be entitled to elect two directors to our board of directors. The terms for the directors designated by the American Cellular noteholders are scheduled to expire at our annual stockholders’ meetings in 2005 and 2006.

Will the Class A common stock to be issued in the exchange offer be freely tradeable?

      Unlike shares of our preferred stock which are not listed on a national securities exchange or quoted on an automated quotation system, shares of our Class A common stock to be issued in the exchange offer will be eligible for trading on the Nasdaq National Market. Generally, the Class A common stock you receive in the exchange offer will be freely tradeable, unless you are considered an “affiliate” of ours within the meaning of the Securities Act of 1933. For more information regarding the market for our common stock, see “Market Price of and Dividends on Common Stock.”

What is the consent solicitation?

      We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer.

When will the proposed amendments to the certificates of designation become effective?

      In addition to approval by holders of preferred stock, the proposed amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the proposed amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at our 2005 annual meeting of stockholders. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.

      If we complete the exchange offer, however, we will not have to comply with the provisions of the certificates of designation to be eliminated by the proposed amendments because the holders of a majority of the outstanding shares of each series of preferred stock will have waived compliance by us with these provisions. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.

Do I have to consent to tender my shares in the exchange offer?

      Yes. You must consent to the proposed amendments to the certificates of designation for your series of preferred stock and waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments in order to tender your shares in the exchange offer. If you tender some or all of your shares of preferred stock in the exchange offer, you will be deemed to have consented to the proposed amendments and the waiver of compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments with respect to each share of preferred stock tendered.

Are the proposed amendments to the certificates of designation and related waivers and the consummation of the exchange offer dependent upon each other?

      Yes. The exchange offer will not be consummated unless consents to (1) amend the certificates of designation and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments have been received from the holders of a majority of the outstanding shares of each series of preferred stock. Similarly, the waivers will not be effective and the certificates of designation will not be amended unless the exchange offer has been completed. The proposed amendments to the certificates of designation also must be approved by the holders of our common stock.

May I tender only a portion of the shares of preferred stock that I hold?

      You do not have to tender all of your shares of preferred stock to participate in the exchange offer.

May I make one election for some of my shares of preferred stock and another election for other shares?

      Yes. You may make different elections for each of the shares you hold, in accordance with your particular needs and preferences.

If I elect to receive shares of Class A common stock, when will I know how many shares I will receive?

      Subject to the satisfaction or waiver of all conditions to the exchange offer and assuming we have not elected to extend, terminate or amend the exchange offer, we will make a public announcement of the number of shares of Class A common stock we will issue in exchange for each share of each series of preferred stock validly tendered and not properly withdrawn in the exchange offer no later than 9:00 a.m., New York City time, on the day prior to the expiration date of the exchange offer. You may also obtain relevant information regarding the volume weighted average price throughout the offering period by contacting the information agent. Contact information for the information agent is listed on the back cover of this prospectus. In the event you are receiving shares of our Class A common stock in the exchange offer, for each share of preferred stock validly tendered and not properly withdrawn, you will receive no less than 265 shares and no more than 353 shares of our Class A common stock.

How do I tender my shares?

      If your shares are held through a broker or other nominee, you must instruct your broker or other nominee to tender on your behalf. For shares held through The Depository Trust Company, or DTC, we must receive, prior to the expiration date, a timely agent’s message through DTC’s automated tender offer program, or ATOP. If your shares are registered in your name, you must complete the enclosed letter of transmittal and consent and return it (and your share certificates) to the exchange agent at the address on the back cover of this prospectus prior to the expiration date of the exchange offer.

How do I make an election to receive cash or Class A common stock?

      If you hold your shares through a bank or broker, you should instruct your broker or other nominee to make the appropriate election on your behalf when they tender your shares. If you have paper certificates for your shares which are registered in your name, you can make your election by indicating such election in the appropriate section of the letter of transmittal and consent.

Can I change my election?

      You can change your election at any time prior to the expiration of the exchange offer. If you hold your shares through a bank or broker through the facilities of DTC, you may change your election by causing a new agent’s message with revised election information to be transmitted through DTC. If you have paper certificates for your shares which are registered in your name, you may change your election prior to the expiration of the exchange offer by submitting to the exchange agent a properly completed and signed revised letter of transmittal and consent.

What do I do if I want to withdraw my shares from the exchange offer and revoke the related consents?

      You may properly withdraw any shares of preferred stock that you validly tender at any time prior to the expiration date, which is 5:00 p.m., New York City time, on February      , 2005, unless we extend it, by following the procedures described in this prospectus. In addition, you may withdraw any shares that you tender that are not accepted by us after the expiration of 40 business days after the commencement of the exchange offer.

      A proper withdrawal of tendered shares of preferred stock prior to the expiration date of the exchange offer will be deemed a valid revocation of the related consents. You may not validly revoke consents unless you validly withdraw the previously tendered shares.

      If you hold your shares through a bank or broker through the facilities of DTC, a withdrawal of shares of preferred stock and revocation of the related consent will be effective if you and your nominee comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date of the exchange offer or if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Any notice of withdrawal must identify the shares of preferred stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC. If you have paper certificates for your shares which are registered in your name, to withdraw your shares from the exchange offer and revoke the related consents, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus prior to the expiration date or, if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Your notice of withdrawal must comply with the requirements set forth in this prospectus.

Can I withdraw shares that I have tendered if I do not receive the form of consideration I elected for those shares as a result of the proration procedures?

      No. We will not determine whether we will need to allocate cash or shares of Class A common stock among holders in accordance with the proration procedures until after the expiration date. You may not withdraw shares of preferred stock that have been tendered after the expiration date.

What if I do not make an election?

      Holders who properly tender their shares but fail to make a valid election will receive an allocation of the remaining cash and Class A common stock, or a combination of cash and Class A common stock, after we allocate the cash and Class A common stock among holders that have made an election.

When will I receive the consideration for tendering my shares of preferred stock in the exchange offer?

      If the exchange offer is not earlier extended, amended or terminated, we will, on the first business day following the expiration date, if all conditions to the exchange offer are satisfied or waived by us, in our sole discretion, accept for payment all shares validly tendered and not properly withdrawn, and all consents validly delivered and not properly revoked, at 9:00 a.m., New York City time (or as promptly as practicable thereafter), by notifying DTC and the exchange agent of our acceptance. We will then issue a press release announcing that fact, and the applicable consideration, including the consent fee, will be paid promptly after the closing of the exchange offer.

What rights would I lose if I tender my shares of preferred stock in the exchange offer?

      If you validly tender your shares of preferred stock and we accept them for exchange, you would lose the rights of a holder of preferred stock, which are described in this prospectus under the heading “Description of Capital Stock.” For example, you would lose the right to receive quarterly dividends, when, if and as declared by the board of directors. However, as noted above, you may not receive any dividends on your shares of preferred stock for the foreseeable future. You would also lose the right to receive, out of the assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the preferred stock (including common stock), a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of Dobson Communications or at the redemption date for the series of preferred stock. However, in connection with the consent solicitation, all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to each series of preferred stock will be waived for a period of up to 18 months. In addition, if the proposed amendments to the certificates of designation are approved by our common stockholders, these voting rights and restrictive covenants will be eliminated.

Are we making a recommendation regarding whether you should tender in the exchange offer or consent to the proposed amendments and waivers?

      None of our board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent has made any recommendation to any holder of shares of preferred stock as to whether you should tender shares into the exchange offer and provide consent pursuant to the consent solicitation. You must make your own investment decision regarding the exchange offer based upon your own assessment of the market value of the preferred stock, the likely value of the Class A common stock you may receive (including shares of Class A common stock you may receive as a result of the proration procedures described in this prospectus), your liquidity needs, your investment objectives and any other factor you deem relevant.

What are the conditions to the closing of the exchange offer?

      Our obligation to close the exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this prospectus forms a part;

•	there being validly tendered and not properly withdrawn a majority of the outstanding shares of each series of preferred stock;

•	approval by holders of our common stock of the issuance of the shares of Class A common stock in the exchange offer; and

•	the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

      We may waive certain conditions to this exchange offer. If any condition is not satisfied or waived, we will not accept and exchange any validly tendered shares of preferred stock or pay any consent fee. For more information regarding the conditions to the exchange offer (including conditions we cannot waive), see the section of this exchange offer prospectus entitled “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

      We expect to obtain approval for the issuance of the shares of Class A common stock in connection with the exchange offer from Dobson CC Limited Partnership, which has a majority of the total voting power of our common stock. We may take action with respect to this approval at any time after February      , 2005, after which this condition to the exchange offer will be satisfied.

How do I consent to the proposed amendments and waivers?

      By tendering your shares of preferred stock in accordance with the procedures described in this prospectus, you will also be giving your consent to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. Holders may not deliver their consent without tendering into the exchange offer.

Will I receive any additional consideration for giving my consent?

      If we complete the exchange offer, each holder of preferred stock that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered.

If I decide not to tender, how will the exchange offer affect my shares of preferred stock?

      If you decide not to tender your shares of preferred stock in the exchange offer and we complete the exchange offer, you will not have the benefit of the voting rights, other than voting rights required by law, or substantially all restrictive covenants applicable to your preferred stock for a period of up to 18 months. In addition, if the proposed amendments to the certificates of designation are approved by our common stockholders, these voting rights and restrictive covenants will be eliminated. Furthermore, if we complete the exchange offer and thereby reduce the number of outstanding shares of each series of preferred stock, the liquidity of your preferred stock likely will be adversely affected.

When will the exchange offer expire?

      The exchange offer is currently scheduled to expire on February      , 2005; however, we may extend the exchange offer from time to time as necessary until all the conditions to the exchange offer have been satisfied or, where permissible, waived.

How will I be notified if the exchange offer is extended, amended or terminated?

      If the exchange offer is extended, amended or terminated, we will promptly notify DTC and make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, termination or amendments, see “The Exchange Offer and Consent Solicitation — Extension, Termination and Amendment.”

Is there a deadline for the exchange offer?

      We must complete the exchange offer prior to March 16, 2005, which is the date by which our annual report for the year ended December 31, 2004 must be filed with the SEC. After that date, we will not be able to complete the exchange offer as currently structured due to restrictive covenants in the instruments governing certain of our outstanding indebtedness.

Will I have to pay any fees or commissions for participating in the exchange offer?

      If you hold physical share certificates and you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Under what circumstances can the exchange offer be extended, amended or terminated?

      We expressly reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or the information contained in this prospectus or if we waive a material condition to the exchange offer. During any extension of the exchange offer, shares of preferred stock that were previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration of the exchange offer, if any condition to the exchange offer is not met. If the exchange offer is terminated, no shares of preferred stock will be accepted for exchange, any shares of preferred stock that have been tendered will be returned to the holder promptly after the termination and no consent fee will be paid. For more information regarding our right to extend, terminate or amend the exchange offer, see “The Exchange Offer and Consent Solicitation — Extension, Termination and Amendment.”

What are the federal income tax consequences of tendering my shares, making an election for cash or stock and giving my consent to the proposed amendments and waivers?

      Please see the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations” for a summary of some of the important tax consequences of tendering your shares, making an election for cash or stock and consenting to the proposed amendments and waivers. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

Where can I find more information about Dobson Communications?

      You can find more information about Dobson Communications from various sources described under “Where You Can Find More Information.”

Who do I call if I have any questions on how to tender my shares of preferred stock or any other questions relating to the exchange offer?

      Questions and requests for assistance may be directed to the information agent at its contact details set forth on the back cover of this prospectus. Requests for additional copies of this prospectus and the letter of transmittal and consent also may be directed to the information agent.

      Questions relating to the tender of physical share certificates should be directed to the exchange agent at its contact details set forth on the back cover.

SUMMARY

      You should read the following summary together with the more detailed information and financial statements and the related notes that we include elsewhere in this prospectus.

Dobson Communications

      We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan areas characterized by a high concentration of expressway corridors and roaming activity.

      We offer digital voice and digital feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Time Division Multiple Access, or TDMA, digital network. We recently deployed GSM/ GPRS and Enhanced Data for GSM Evolution, or EDGE, digital technology on our network, which enables us to offer enhanced wireless data services.

Competitive Strengths

      We believe our competitive strengths include the following:

      Substantial Size and Scale. Dobson Communications is one of the largest rural and suburban providers of wireless communications services in the United States. We had consolidated revenue of $735.8 million for the year ended December 31, 2003 and $758.6 million for the nine months ended September 30, 2004.

      Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/ GPRS/ EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans and enhanced data offerings.

      Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have a weighted average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near major metropolitan statistical areas, or MSAs, that have networks operated by our primary roaming partners, Cingular Wireless and AT&T Wireless, which was acquired by Cingular Wireless in October 2004 and renamed New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services by its former name, AT&T Wireless. We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.

      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. We recently installed GSM/ GPRS/ EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners who utilize GSM/ GPRS/ EDGE technology.

      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of over 11.8 million as of December 31, 2004. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.

      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, system design, engineering, purchasing, financial, administrative and billing functions. We believe our increased scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.

Strategy

      The key elements of our strategy are:

      Drive ARPU Growth Through GSM Migration. During the first half of 2004, we completed deployment of our GSM network in substantially all of our markets and are currently marketing primarily GSM products. Our average revenue per unit, or ARPU, for GSM subscribers has been, and we expect it will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services.

      Locally Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force and independent dealers, all of which foster a strong community presence for our products and operations.

      Strategic Roaming Relationships. We have developed strategic relationships with Cingular Wireless and AT&T Wireless, which operate wireless systems in MSAs near our wireless systems. These roaming agreements allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with Cingular Wireless and AT&T Wireless designate us as the preferred provider of roaming service in substantially all of our markets where they do not have a network, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of our roaming partners as “home” territories.

      Implementation of GSM/ GPRS/ EDGE Technology. We recently deployed GSM/ GPRS/ EDGE technology over substantially all of our network. GSM/ GPRS/ EDGE technology is the digital technology being used by our primary roaming partners, Cingular Wireless and AT&T Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/ GPRS/ EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless and AT&T Wireless as they continue to convert their subscriber base to service plans utilizing GSM/ GPRS/ EDGE technology.

      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.

      Introduce Enhanced Products and Services. We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 in many of our markets.

      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.

Recent Developments

      RFB Acquisition

      On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. Upon closing, we obtained control over most of these assets and began operation of them; however, assignment of certain spectrum licenses requires Federal Communications Commission, or FCC, approval, for which we have applied. Therefore, we have entered into a spectrum leasing arrangement with RFB that allows us to lease the RFB spectrum pending the FCC’s decision.

      We provide service in most of the northern part of Michigan, including the Upper Peninsula. The RFB acquisition allows us to expand our service area to cover the entire northern part of the state, and allows us to market our service under the CELLULARONE® brand throughout that market. RFB served markets in Michigan 2 and 4 Rural Service Areas, covering a total population of approximately 256,000. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. Excluding overlap with markets already served by us, the RFB markets added 184,700 incremental covered populations to our service areas in northern Michigan. We intend to deploy GSM/ GPRS/ EDGE technology over RFB’s existing footprint.

      The acquisition also included RFB’s 1900 MHz PCS licenses covering a population of 1.3 million that provides an additional 10 MHz of spectrum in the Traverse City, Petoskey, Saginaw/ Bay City, Mt. Pleasant, Alpena, Escanaba and Sault Ste. Marie basic trading areas.

      Preliminary Fourth Quarter Results

      We recently announced preliminary results for our fourth quarter ended December 31, 2004. Although complete financial information for the quarter is not available, the following is a summary of the preliminary results.

      We expect to report approximately 112,300 total gross subscriber additions for the fourth quarter of 2004, compared with 121,600 gross subscriber additions for the third quarter of 2004 and 117,100 gross subscriber additions for the fourth quarter of 2003.

      Post-paid customer churn is expected to be approximately 2.4 percent for the fourth quarter of 2004, compared with 2.1 percent for the third quarter of 2004 and 1.9 percent for the fourth quarter of 2003.

      Based on these preliminary estimates, we expect to report a net subscriber reduction of approximately 25,600 for the fourth quarter of 2004, reflecting a decline in our post-paid customer base of approximately 33,100. The fourth quarter reduction in our subscriber base does not include the approximately 26,200 subscribers that we gained with the acquisition of the RFB assets in December 2004. We reported 1,200 net subscriber additions for the third quarter of 2004 and 14,400 net subscriber additions for the fourth quarter of 2003.

      We expect average monthly revenue per user, or ARPU, for the fourth quarter of 2004 will be approximately $42.00, compared with ARPU of $41.20 for the third quarter of 2004 and $40.01 for the fourth quarter of 2003.

      Roaming revenue for the fourth quarter of 2004 is expected to be approximately $53 million, based on approximately 390 million roaming minutes of use (MOUs). We reported 450 million roaming MOUs for the third quarter of 2004 and 356 million roaming MOUs for the fourth quarter of 2003. These totals for roaming MOUs reflect the same-store results including Michigan Rural Service Area 5 and the former NPI markets that we acquired during 2004.

      Preferred Stock Dividends

      On December 20, 2004, we announced that we would not declare or pay the next cash dividend due in the first quarter of 2005 on either series of preferred stock. In addition, we have not paid the cash dividend that was due on either series of preferred stock in the fourth quarter of 2004.

      We were incorporated in Oklahoma on February 3, 1997. Our principal executive offices are located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Our telephone number is (405) 529-8500.

The Exchange Offer and Consent Solicitation

      The following summary of the exchange offer is provided for your convenience. This summary is not intended to be complete. You should read and consider carefully the more specific details contained elsewhere in this prospectus and the related letters of transmittal and consents.

General	Upon the terms and subject to the conditions set forth in this exchange offer, we are offering to exchange shares of our Class A common stock or cash for all outstanding shares of our 12.25% preferred stock and 13% preferred stock and soliciting consents from holders of preferred stock to:

• amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock; and

• waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer.

Tenders of shares of preferred stock in the exchange offer will be deemed to constitute the delivery of consents to the proposed amendments and waivers with respect to the shares tendered, and delivery of consents will be deemed to constitute tenders of shares in the exchange offer. Holders of shares of preferred stock may not tender shares in the exchange offer without delivering consents or deliver consents without tendering shares. Accordingly, if the exchange offer is consummated, holders of shares validly tendered in the exchange offer and not validly withdrawn will receive the exchange offer consideration and the consent fee, all as described below.

Purpose of the Exchange Offer	We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the potential obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificates of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. The proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.

The Exchange Offer Consideration	Holders of our 12.25% preferred stock and our 13% preferred stock may elect to receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus, either:

• cash in the amount of $530.00, or

• shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer, of $530.00, subject to a minimum of 265 shares and a maximum of 353 shares for each share of preferred stock validly tendered and not property withdrawn.

For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL.”

Expiration Date	The offer will expire at 5:00 p.m., New York City time, on February , 2005, unless extended or earlier terminated by us.

The Proration Procedures	For the 12.25% preferred stock, the maximum cash consideration we will pay is equal to $12.2 million, not including the consent fee, plus any cash not subscribed for in the 13% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 8.2 million shares plus any shares not subscribed for in the 13% preferred stock exchange offer.

For the 13% preferred stock, the maximum cash consideration we will pay is equal to $51.1 million, not including the consent fee, plus any cash not subscribed for in the 12.25% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 34.1 million shares plus any shares not subscribed for in the 12.25% preferred stock exchange offer.

If holders elect to receive more cash or shares of Class A common stock than is being offered in the exchange offer, the form of consideration will be allocated among the holders electing to receive that form of consideration pro rata based on the relationship between the number of shares for which the holder has made that election and the total number of shares for which that election has been made. The proration provisions do not apply to the consent fee, which will be paid solely in cash.

As a result of these proration procedures, you may not receive the type of consideration you elected to receive for all of your shares.

Accrued Dividends on Preferred Stock	You will not be paid any accumulated, undeclared and unpaid dividends if you tender your shares of preferred stock in the exchange offer. Even if you do not tender your shares of preferred stock, you may not be paid dividends on your shares of preferred stock in the foreseeable future. On December 20, 2004, we announced that we would not declare or pay the dividends due in the first quarter of 2005 on either series of preferred stock. In addition, we have not paid the cash dividend that was due on either series of preferred stock in the fourth quarter of 2004.

The Consent Solicitation	We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the certificates of designation and obtain a waiver of compliance by us with the provisions to be eliminated by the proposed amendments, we must receive consents from holders of a majority of the outstanding shares of each series of preferred stock.

In addition to approval by holders of the preferred stock, the amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at our 2005 annual meeting. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.

If we complete the exchange offer, however, we will not have to comply with the provisions of the certificates of designation to be eliminated by the proposed amendments because the holders of a majority of each series of preferred stock will have waived compliance by us with these provisions. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.

A copy of the certificates of designation of each series of preferred stock as proposed to be amended is included as Annex A and Annex B at the end of this prospectus. The proposed amendments will, among other things, eliminate the following provisions and restrictive covenants:

• the right of holders to elect two directors to our board of directors if dividends are in arrears and unpaid for four quarterly periods;

• the prohibition on declaring or paying dividends on, or repurchasing or redeeming, other securities that rank equally with that series of preferred stock if dividends on that series are unpaid;

• the prohibition on making any payment for the repurchase, redemption or other retirement of any securities that rank junior to that series of preferred stock if dividends on that series of preferred stock are unpaid;

• the limitation on indebtedness;

• the limitation on senior subordinated indebtedness;

• the limitation on liens;

• the limitation on restricted payments;

• the limitation on dividend and other payment restrictions affecting restricted subsidiaries;

• the limitation on the issuance and sale of capital stock of restricted subsidiaries;

• the limitation on transactions with stockholders and affiliates;

• the limitation on asset sales;

• the requirement of reports to holders;

• the limitation on consolidation, merger and sale of assets; and

• our repurchase obligations upon a change in control.

Consent Fee	If we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered, in addition to the consideration described above.

Withdrawal Rights	You may withdraw any shares tendered in the exchange offer and revoke related consents previously delivered in the consent solicitation at or prior to 5:00 p.m., New York City time, on the expiration date by following the procedures described in this prospectus. In addition, you may withdraw any shares that you tendered that are not accepted by us after the expiration of 40 business days after the commencement of the exchange offer.

A proper withdrawal of tendered shares of preferred stock prior to the expiration date will be deemed a valid revocation of the related consent. You may not validly revoke a consent unless you validly withdraw the previously tendered shares. See “The Exchange Offer and Consent Solicitation — Withdrawal of Tenders and Revocation of Consents.”

Conditions to the Offer	Our obligation to consummate the exchange offer is conditioned upon:

• the effectiveness of the registration statement of which this prospectus forms a part;

• there being validly tendered and not properly withdrawn a majority of the outstanding shares of each series of preferred stock;

• approval by holders of our common stock of the issuance of the shares of Class A common stock in the exchange offer; and

• the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

We may waive certain conditions of this exchange offer. If any condition is not satisfied or waived, we will not accept and exchange any validly tendered shares of preferred stock or pay any consent fee.

We expect to obtain approval for the issuance of the shares of Class A common stock in connection with the exchange offer from Dobson CC Limited Partnership, which has a majority of the voting power of our common stock. We may take action with respect to this approval at any time after February , 2005, after which this condition to the exchange offer will be satisfied.

Consequences of Failure to Exchange	If you decide not to tender your shares of preferred stock in the exchange offer and we complete the exchange offer, you will not have the benefit of the voting rights, other than voting rights required by law, or substantially all restrictive covenants applicable to your series of preferred stock for a period of up to 18 months. In addition, if the proposed amendments to the certificates of designation are approved by our common stockholders, these voting rights and restrictive covenants will be eliminated. Furthermore, if we complete the exchange offer and thereby reduce the number of outstanding shares of each series preferred stock, the liquidity of your preferred stock likely will be adversely affected.

No Appraisal Rights	You do not have dissenters’ rights or appraisal rights with respect to the exchange offer.

Certain U.S. Federal Income Tax Considerations	For a summary of the federal income tax considerations applicable to the exchange offer, see “Certain U.S. Federal Income Tax Considerations.”

Brokerage Commissions	You are not required to pay any brokerage commissions to the dealer manager and solicitation agent. If your shares of preferred stock are held through a broker or other nominee who tenders your shares of preferred stock on your behalf, your broker may charge you a commission for doing so.

Dealer Manager and Solicitation Agent	Houlihan Lokey Howard & Zukin Capital, Inc.

Information Agent	Bondholder Communications Group.

Exchange Agent	UMB Bank, N.A.

Further Information	Additional copies of this prospectus and other materials and information related to the exchange offer may be obtained by contacting the information agent. For questions regarding the procedures to be followed for the tender of paper certificated shares, please contact the exchange agent. The contact information for these parties is set forth on the back cover of this prospectus.

Risk Factors

      Prior to deciding whether to participate in the exchange offer, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading “Risk Factors.”

RISK FACTORS

      You should carefully consider the risks and uncertainties described throughout this prospectus, including those described below, before you decide whether to tender your shares and deliver your consent in the exchange offer.

Risks Related to the Exchange Offer

If you elect to receive Class A common stock in the exchange offer, the number of shares that you receive is subject to a cap and, as a result, the value of those shares at the time you receive them could be less than the cash consideration we will pay to holders that elected to receive cash.

      The maximum number of shares of Class A common stock that we will issue for each share of preferred stock tendered in the exchange offer is 353. As a result, if you elect to receive shares of Class A common stock in the exchange offer, the value of the Class A common stock you receive may be worth less than the $530.00 in cash you would receive if you had selected the cash alternative. The market price of our Class A common stock has been volatile and likely will be different on the date you receive shares of Class A common stock in connection with the exchange offer than on the date of the expiration of the exchange offer or the date you tender your shares because of ordinary trading fluctuations as well as changes in our business, operations and prospects, market reactions to the exchange offer, possible acquisitions or dispositions by us, general market and economic conditions and other factors. See “Market Price of and Dividends on Common Stock.”

The proposed amendments to the certificates of designation and waivers will eliminate many protections intended for the benefit of holders of the preferred stock.

      The proposed amendments to the certificates of designation governing each series of preferred stock will, subject to common stockholder approval, eliminate all voting rights, other than voting rights required by law, and substantially all restrictive covenants applicable to such series of preferred stock. In addition, the waivers of compliance by us with the provisions of the certificates of designation that are to be eliminated by the proposed amendments will enable us to avoid complying with these provisions for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments (which also must be approved by our common stockholders) become effective and (2) 18 months from the expiration date. See “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificates of designation.

      If compliance by us with the provisions of the certificates of designation that are to be eliminated by the proposed amendments is waived or the proposed amendments are adopted, the terms of the preferred stock will afford significantly less protection to holders than that currently set forth in the certificates of designation. If the waivers of our compliance with these provisions become effective at the consummation of the exchange offer or the proposed amendments to the certificates of designation become effective upon obtaining common stockholder approval, each non-tendering holder of preferred stock and all subsequent holders will be bound by the waivers and the proposed amendments even if such holder did not consent to them.

The exchange offer could adversely impact our liquidity and our ability to make restricted payments under our debt documents.

      We will use a significant amount of our current cash balance to fund the cash portion of the exchange offer and the consent fee. As a result of this decrease in liquidity, our ability to finance our operations or fund future growth opportunities could be adversely affected. Although we previously announced our intention to explore the sale of certain of our tower assets, there can be no assurance that such sales will be completed on favorable terms or at all. In the event we do not sell these assets or do not sell them on favorable terms, our liquidity would be adversely affected. In addition, the cash component of the exchange offer and the consent fee represent substantially all of the amounts currently available to fund equity repurchases or other “restricted payments” under the terms of our debt instruments. As a result, following the exchange offer, we may not be able to pursue other opportunities to repurchase our equity on favorable terms or make other restricted payments that might otherwise be advantageous to us.

The trading price of our Class A common stock may be volatile and securities class actions resulting from such volatility may have a material impact on the financial condition and operating results of our business.

      The trading price of our Class A common stock has in the recent past and may in the future fluctuate substantially as a result of periodic variations in the actual or anticipated financial results of our businesses or of other companies in the telecommunications industry. In addition, the stock market has experienced price and volume fluctuations due to a number of factors that have affected the trading price of many telecommunications company stocks. These fluctuations have sometimes been unrelated or disproportionate to the operating performance of these companies. Fluctuations such as these have affected and are likely to continue to affect the trading price of our Class A common stock. For example, during the year ended December 31, 2004, the high and low closing sale prices per share of our Class A common stock on the Nasdaq National Market were $8.01 and $1.10, respectively.

      Securities class actions have often been instituted against companies following periods of volatility and decline in the trading prices of such companies’ securities. In the Fall of 2004, a number of lawsuits were filed against us and several of our officers and directors. These lawsuits allege violations of, among other things, the securities laws. We intend to defend these actions vigorously. However, such litigation could result in substantial costs and have a material impact on the financial condition and operating results of our business. We could be required to pay substantial damages, including compensatory damages, attorneys’ fees and other costs as a result of these lawsuits. See “Business — Legal Proceedings.”

All of our debt obligations and our senior capital stock, including all shares of preferred stock that remain outstanding after the exchange offer, will have priority over our Class A common stock with respect to payment in the event of a liquidation, dissolution or winding up.

      In any liquidation, dissolution or winding up of Dobson Communications, our Class A common stock would rank below all debt claims against Dobson Communications and all of our outstanding shares of preferred stock, including the shares of preferred stock that are not tendered and accepted by us in the exchange offer. As a result, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

By tendering your shares of preferred stock, you will lose your right to receive any dividend payments on your series of preferred stock and the redemption payment.

      Holders of shares of our preferred stock are entitled to quarterly dividends, which are paid when, if and as declared by our board of directors, and mandatory redemption at maturity. If your shares of preferred stock are validly tendered and accepted for exchange, you will lose the right to receive any dividend payments that might be made after completion of the exchange offer. You would also lose the right to receive, out of the assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the preferred stock (including common stock), a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of Dobson Communications or at the redemption date for the series of preferred stock.

The trading price of our Class A common stock may decline due to future issuances of shares.

      As of December 31, 2004, there were 114,459,163 shares of our Class A common stock outstanding. In addition, there were:

•	19,418,021 shares of our Class B common stock outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

•	options to purchase 9,577,937 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

•	7,002,011 shares reserved for issuance for future awards under our equity compensation plans; and

•	14,004,068 shares of Class A common stock reserved for issuance upon conversion of outstanding shares of Series F convertible preferred stock. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock. The issuance of shares of Class A common stock in the exchange offer may result in such an adjustment to the Series F preferred stock conversion ratio.

      The issuance or expected issuance of a large number of shares of our Class A common stock at any time after the date of this prospectus could negatively affect the trading price of our Class A common stock.

Our certificate of incorporation, bylaws and the Oklahoma General Corporation Act contain provisions that could discourage an acquisition or change of control of our company.

      The Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent directors. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices.

Shares of preferred stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.

      Following consummation of the exchange offer, the trading market for the remaining outstanding shares of preferred stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of preferred stock. Furthermore, a security with a smaller “float” may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a larger float. This decreased liquidity may also make it more difficult for holders of shares of preferred stock that do not tender to sell their shares.

Risks Related to Our Business and Industry

We have a history of net losses. We may incur additional losses in the future and our operating results have and could continue to fluctuate significantly on a quarterly and annual basis.

      We sustained losses from continuing operations of $50.7 million for the year ended December 31, 2003 and $40.2 million for the nine months ended September 30, 2004. We may incur additional losses during the next several years while we continue to expend funds to develop our wireless systems and grow our subscriber base.

      In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside of our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will achieve or sustain profitability.

We depend on roaming revenue for a substantial portion of our total revenue. If our long-term roaming agreements are terminated or the terms of such arrangements become less favorable to us, or the amount of roaming traffic under these agreements decrease materially, our business could be harmed.

      Our roaming revenue accounted for approximately 27% of our operating revenue for the year ended December 31, 2003, and approximately 20% of our operating revenue for the nine months ended September 30, 2004. Cingular Wireless and AT&T Wireless in the aggregate accounted for approximately 80% of our roaming revenue for the year ended December 31, 2003 and approximately 82% for the nine months ended September 30, 2004. Our roaming partners, including Cingular Wireless and AT&T Wireless, can prohibit or limit their subscribers from roaming on our network at any time. We have experienced, and may in the future experience, declines in our roaming traffic as a result of our roaming partners limiting the ability of their subscribers to roam on our network, particularly in areas where they also provide wireless services. The loss of this roaming traffic could adversely affect our results. In addition, with the exception of our roaming agreements with Cingular Wireless and AT&T Wireless, our roaming agreements do not prohibit our roaming partners from entering into preferred roaming relationships with our competitors. Also, with the exception of our roaming agreements with AT&T Wireless, our roaming agreements do not prohibit our roaming partners from competing directly with us in our markets.

      Dobson Cellular’s roaming agreement with AT&T Wireless is scheduled to expire in July 2008. American Cellular’s roaming agreement with AT&T Wireless for TDMA is scheduled to expire in February 2020, although roaming rates are established only through June 2007, and its agreement for GSM is scheduled to expire in July 2008. Cingular Wireless may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or otherwise breach our roaming agreement with it. AT&T Wireless may terminate our preferred roaming provider status and the noncompetition provisions of our roaming agreement if we (a) had failed to timely complete our build-out of our GSM network, (b) fail to meet certain technical and quality standards or (c) otherwise breach our roaming agreements with it. To the extent these roaming partners terminate our preferred roaming status, enter into preferred roaming agreements with our competitors or compete against us in our markets, it may materially adversely affect our roaming revenue.

      Our roaming partners may terminate their agreements with us if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years.

      In addition, the loss of subscribers by Cingular Wireless or AT&T Wireless could adversely affect our revenue because their loss of customers means that there may be fewer subscribers to roam on our networks. During the first half of 2004, we believe AT&T Wireless lost a net of approximately 350,000 subscribers, while Cingular Wireless added a net of approximately 982,000 subscribers. If our roaming partners experience a decrease in subscribers, our financial performance could be adversely affected.

The merger of Cingular Wireless and AT&T Wireless has created uncertainty as to our roaming and operating agreements with Cingular Wireless and AT&T Wireless.

      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for limited exclusivity provisions. Although it is not certain what effect this merger will have on our roaming agreements, there is a risk that Cingular Wireless could effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless markets as well. If Cingular Wireless attempted to take any such actions and was successful, it could harm our business and results of operations.

      In addition, we generate significant revenue from our roaming agreements with both Cingular Wireless and AT&T Wireless. As a result of the combination of Cingular Wireless and AT&T Wireless, the combined network of these entities will result in fewer areas where the combined companies will need to utilize our network to allow its customers to roam. In particular, we currently receive TDMA roaming revenue from AT&T Wireless in certain regions where Cingular Wireless provides TDMA network coverage. The Cingular Wireless TDMA network covers approximately 17% of our covered POPs. There is a risk that Cingular Wireless could seek to redirect roaming minutes currently generated by AT&T Wireless TDMA subscribers from our network to the Cingular Wireless network in these overlap areas. In addition, there is a risk that as the combined subscriber base of Cingular Wireless and AT&T Wireless continue to migrate from TDMA to GSM service, a portion of the roaming minutes previously received by us from these subscribers will be redirected to the combined Cingular Wireless and AT&T Wireless GSM network, which covers approximately 36% of our covered POPs. Any of these occurrences could adversely impact our revenues attributable to roaming and our results of operations.

We depend on roaming partners to provide service for our subscribers who travel outside of our coverage areas.

      We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We may not be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

Our implementation of a new technology has resulted in network capacity constraints, heightened customer churn and increased costs.

      Our networks currently utilize two distinct digital voice technologies — GSM and TDMA. We recently deployed GSM technology on substantially all of our networks. GSM has become the predominant global standard. However, we have experienced and may continue to experience general periodic technical difficulties and network coverage issues as we implement GSM, which may adversely affect the reliability of our network and the quality of our service. In addition, we have expended, and may need to continue to expend additional capital to address these reliability issues, which may include costs associated with engineering, additional equipment and the need for additional spectrum in certain markets. These costs may be significant. As customers migrate from TDMA to GSM service, some have perceived shortcomings in the coverage and quality of GSM service which in some cases has led them to switch from our service to the offerings of a competitor, thereby increasing our churn rate. Increased churn rates may adversely affect our revenues and profitability and may damage our reputation, which could affect our ability to attract new subscribers. In addition, network quality issues could affect our roaming arrangements. We have experienced network capacity constraints relating to the initial migration of our TDMA customers to GSM, and continue to attempt to address these issues. To the extent we are required to spend significant amounts on our network, we will have less money available for marketing and subscriber acquisition activities, which would affect the number of new subscribers.

Our transition from TDMA to next generation technologies could have a negative impact on customer satisfaction and retention and our financial results.

      We recently completed overlaying GSM/ GPRS/ EDGE networks on our existing TDMA networks, and our customers using TDMA handsets have begun migrating to handsets using the upgraded technology. As these customers migrate and as roaming usage by our roaming partners’ GSM/ GPRS/ EDGE or TDMA customers increases, we must allocate spectrum and capacity based on anticipated customer usage of the existing and new technologies. If we do not allocate spectrum and capacity appropriately, our service quality could suffer, and our customer satisfaction and retention could decrease, which could have an adverse effect on our results of operations. In addition, as our current customers migrate from TDMA handsets to GSM/ GPRS/ EDGE handsets, our cost of equipment may increase as a result of increases in handset subsidies that we give to subscribers purchasing new handsets. In addition, transitioning spectrum capacity from TDMA networks to GSM/ GPRS/ EDGE networks also leads to increases in equipment costs. In certain markets, we may need additional spectrum. We cannot assure you that additional spectrum will be available on acceptable terms or that we will have sufficient sources of financing.

      Further, reliance on our customer service functions may increase as we upgrade our wireless systems. Our inability to timely and efficiently meet the demands for these services could lead to customer dissatisfaction and decreased retention. We may also experience increased billing and technical support costs as a result of maintaining both TDMA and upgraded networks in our service areas, which would adversely affect our results of operations.

As we dedicate more resources to new GSM voice technology, our TDMA offerings could become less attractive, resulting in a loss of customers and reduced profitability.

      We expect to continue operating our TDMA network for the foreseeable future as customers migrate to GSM technology. Due to our decision to overlay our TDMA network with GSM technology, we may not upgrade our TDMA network with the same robust features as our GSM networks. Furthermore, as we dedicate more spectrum to GSM, our remaining TDMA customers may experience difficulties in using our services. In addition, as we introduce and market GSM service, we may price GSM products and services at more attractive levels than TDMA products and services to encourage our customers to migrate to GSM service. Manufacturers are not expected to produce innovative TDMA handsets with the same multiplicity of features and attractiveness of design as handsets using other technologies. All of these potential developments could drive our TDMA customers to our competitors rather than to our GSM offerings and thereby reduce our market share and profitability.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

      Our technical infrastructure (including our network infrastructure for mobile telecommunications services and our internal network infrastructure supporting functions such as billing and customer care) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, earthquakes, terrorism, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic, higher churn, reduced revenues, and increased costs, and could harm our reputation and have a material adverse effect on our business.

We have committed a substantial amount of capital to upgrade our wireless voice networks to offer advanced data services, but there can be no assurance that widespread demand for these services will develop.

      While demand for our advanced data services is growing, it is currently a small portion of our revenues. Continued growth in wireless data services is dependent on increased development and availability of popular applications and improved availability of handsets and other wireless devices with features, functionality and pricing desired by customers. EDGE is a new technology and a limited number of applications and devices designed to operate on this technology are currently available. If applications and devices are not developed or do not become commercially acceptable, our revenues and competitive position would be materially and adversely affected. We cannot give assurance that there will be widespread demand for advanced wireless data services or that data revenues will constitute a significant portion of our total revenues in the near future, nor can we provide assurance that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

Our choice for the next generation of technology, EDGE, is a new technology and could quickly become obsolete and/or not commercially accepted, which could result in a delay in offering new services.

      New high-speed wireless services are now being offered by wireless carriers in the United States. These services combine the attributes of faster speed, greater data capability, better portability and greater functionality than services provided over existing second-generation networks. We have chosen the EDGE technology to enhance the performance of our network to accommodate these new services. Cingular Wireless and AT&T Wireless also have chosen EDGE, but we believe that there will be multiple, competing technological standards, several options within each standard, vendor-proprietary variations and rapid technological innovation. Other technologies could emerge as preferred data networks for some services and, if those technologies are widely accepted, we may miss the opportunity to offer those services because of our technology choice. There is a risk that EDGE could be inadequate or become obsolete. In addition, EDGE could receive less active support from equipment vendors and/or be less commercially accepted by users, which could be detrimental to our competitive position, financial condition and results of operations.

We face intense competition from other wireless providers.

      The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other providers of wireless telecommunications services, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases, and may have greater capital resources than we do.

      As the FCC continues to allocate spectrum to new entrants, we will face new competitors for both mobile and fixed telecommunications services. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers, we may not be able to attract and retain customers and grow our customer base.

We may not be able to obtain additional spectrum, which may adversely affect our ability to implement our business plan.

      We also may be required to obtain additional spectrum in our service areas to facilitate upgrades of our existing networks. We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group, in auctions administered by the FCC. We may not be able to acquire any additional spectrum or the additional capital necessary for such acquisition may not be available to us on acceptable terms or at all. If sufficient additional capital is not available to us for any such spectrum acquisition, the amount of funding available to us for our existing business would be reduced. In some of our service areas, additional spectrum may not be available on commercially reasonable terms or at all. The acquisition of additional spectrum also requires approval by the FCC. Failure to obtain addition spectrum may cause delays in our upgrades or result in other network issues, which could have a negative impact on our roaming arrangements.

We may be adversely affected by customer churn and other issues resulting from wireless local number portability.

      Wireless number portability, or WLNP, allows customers to keep their wireless phone number when switching to a different service provider. WLNP was implemented by wireless carriers in the largest 100 MSAs on November 24, 2003, where requested by another carrier. On May 24, 2004, WLNP was implemented by wireless carriers outside the largest 100 MSAs, where requested by another carrier. (Wireline carriers were required to implement number portability both inside and outside the top 100 MSAs where requested by another carrier prior to both of these dates.) We implemented WLNP in all of our markets by the deadline, but portability problems resulting from other carriers’ actions may nevertheless adversely affect us and/or our customers or prospective customers. The FCC recently has acknowledged that some carriers outside the largest 100 MSAs do not appear to be prepared to port numbers to other carriers. Also, a number of small landline carriers in rural areas have sought suspensions or modifications of the number portability requirement from state public utilities commissions. As a result of all these factors, there may be consumer confusion about the consumer’s ability to transfer a phone number from one carrier to another, and the porting process itself may not go smoothly because of other carriers’ lack of readiness.

      Our customer turnover, or churn, has increased recently which we believe is due in part to the impact of WLNP. We anticipate WLNP will continue to adversely affect our churn rate and may also increase price competition. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors’ initiatives and to retain customers, which could adversely impact our operating results.

We may experience a high rate of customer turnover, which would adversely affect our financial performance.

      Due to significant competition in the industry and general economic conditions, among other things, an increase in our churn rate may occur and our future rate of customer turnover may be higher than our historical rate or projections. A high rate of customer turnover adversely affects our competitive position, liquidity, results of operations and costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize a significant portion of the costs of initial purchases of handsets by new customers. Factors that may contribute to higher churn include inability or unwillingness of customers to pay resulting in involuntary deactivations, customer mix and credit class, and, in particular, sub-prime credit class customers, customer credit terms, deposit requirements for sub-prime customers, number of customers receiving services under contracts with terms of a year or greater, attractiveness of competitors’ products, services and pricing, network coverage and performance relative to competitors, customer service, and other competitive factors, including the implementation by the FCC of WLNP. We believe that our recent increase in churn was due in part to wireless number portability and network capacity constraints. We anticipate that number portability will continue to adversely affect churn. We may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenues, liquidity and profitability.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

      The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.

      Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow our average monthly service revenue per subscriber, or ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our revenue, which would have a material adverse effect on our financial condition and results of operations.

      The wireless industry is also experiencing significant technological change. Cable companies and other competitive carriers are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in increased competition for telecommunications services for both the wireless and wireline industry.

      As a result of these changes, the future prospects of the wireless and wireline industry and the success of our services remain uncertain.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.

      We seek to improve our networks and service areas through selective acquisitions of other providers’ properties and other assets, and we may exchange our properties or assets for those properties and assets. We will be required to integrate into our operations any properties we acquire, which may have billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. If we are unsuccessful in integrating such acquisitions or exchanges, our results of operations may be harmed.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we may not be able to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms on a timely basis, or at all.

We depend on third-party service marks to market our products and services. The loss of the right to use these service marks or the diminished marketing appeal of these service marks could adversely affect our business.

      We use the registered service mark CELLULARONE® for most of our services. We have agreements with Cellular One Group that govern our use of the CELLULARONE® service mark. Under these agreements, we must meet specified operating and service quality standards for our systems. If the owner of this service mark terminates our license agreements because we fail to meet the applicable operating or service quality standards or for any other reason permitted under our agreements with the owner, or if the name CELLULARONE® were to suffer diminished marketing appeal, or if we are unable to renew these agreements, our ability to attract new subscribers and to retain existing subscribers in the applicable markets could be materially impaired.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.

      Our future success depends in large part on the continued employment of our key employees. In August 2004, our Chief Operating Officer stepped down and Everett Dobson, our Chairman, President and Chief Executive Officer, assumed that position on an interim basis. We have begun an executive search for a new Chief Operating Officer, but the search has not been completed. In addition, we recently terminated two of our three regional vice presidents, which positions currently remain unfilled.

      There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. If we are unable to fill the Chief Operating Officer position with a qualified person for an extended period of time, or if we lose any of our key employees, our business could be adversely affected.

Our operations are subject to governmental regulation that could have an adverse effect on our business.

      The telecommunications industry is subject to federal, state and other regulations that are continually evolving. The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act, as well as in furtherance of other regulatory objectives. We are subject to siting regulations which could materially affect our ability to build new cell sites and expand our coverage.

      As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations. For a more detailed description of the regulatory framework we operate in, see “Business — Regulation.”

      Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects and operating results.

The loss of any of our licenses could adversely affect our ability to provide wireless service.

      In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

We are subject to additional regulatory risks that could adversely affect our business.

      We are subject to siting and zoning regulation that could materially affect our ability to build new cell sites and expand our coverage. In addition, all telecommunications service providers are obligated to contribute to the federal Universal Service Fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal Service Funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements and potential litigation could have a material adverse effect on our business, financial condition and results of operations.

      Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or result of operations.

      Due to our size, we are unable to influence the design and manufacturing of wireless equipment. Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. Compliance with any new restrictions could materially increase our costs.

      Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.

      Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

      In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Based on the environmental site assessments conducted for owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

We are controlled by Dobson CC Limited Partnership through its ownership of our Class B common stock.

      Dobson CC Limited Partnership, or DCCLP, owns shares of our common stock representing approximately 62% of the total voting power of our outstanding common stock (approximately 55% of the total voting power of our outstanding common stock assuming we issue all of the shares of Class A common stock available for issuance in the exchange offer). Under the federal securities laws, we are deemed to be controlled by Everett R. Dobson and Stephen T. Dobson. DCCLP will be able to control the election of a majority of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transactions involving a sale of us.

      The interests of DCCLP may conflict with your interest as a holder of our Class A common stock. DCCLP may take action it believes will benefit its equity investment in us even though such actions might not be in your best interests as a holder of our Class A common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “believes,” “intends” and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected further developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” including the following:

•	our substantial leverage and debt service requirements;

•	our need for and access to liquidity;

•	pricing, market strategies, growth, consolidation and other activities of competitors;

•	the effect of economic conditions in our markets;

•	the regulatory environment in which we operate; and

•	terms in our roaming agreements.

      All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

      You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

USE OF PROCEEDS

      We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commissions or selling concessions of any broker or dealer.

CAPITALIZATION

      The following tables set forth our consolidated cash and cash equivalents and capitalization as of September 30, 2004:

•	on a historical basis;

•	on a pro forma basis giving effect to the issuance by Dobson Cellular of $825.0 million of senior secured notes in November 2004 and the application of the proceeds therefrom to repay outstanding borrowings of $599.5 million under Dobson Cellular’s credit facility and to repurchase, at a discount, $175.8 million principal amount of our senior notes; and

•	on a pro forma as adjusted basis to give effect to the consummation of the exchange offer assuming:

(1) the exchange of all outstanding shares of 12.25% preferred stock for $12.2 million in cash and 7.1 million shares of Class A common stock (which corresponds to an assumed volume weighted average price of $1.73 per share);

(2) the exchange of all outstanding shares of 13% preferred stock for $51.1 million in cash and 29.5 million shares of Class A common stock (which corresponds to an assumed volume weighted average price of $1.73 per share); and

(3) the payment of an aggregate of $2.4 million in consent fees.

      The information presented below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	September 30, 2004

		Pro	Pro Forma
	Historical	Forma	As Adjusted(1)

	($ in thousands)
Cash and cash equivalents(2)	$63,492	$181,654	$109,907

Total debt:
Credit facilities:
Senior secured revolving credit facility	$21,000	$—	$—
Senior secured term loan facility	544,500	—	—

Total credit facilities	565,500	—	—

Notes payable	1,806,661	2,455,842	2,455,842
Senior exchangeable preferred stock:
12.25% senior exchangeable preferred stock, net(3)	45,220	45,220	—
13% senior exchangeable preferred stock, net(4)	191,364	191,364	—

Total senior exchangeable preferred stock	236,584	236,584	—

Total debt	2,608,745	2,692,426	2,455,842

Series F convertible preferred stock(5)	122,536	122,536	122,536
Stockholders’ equity:
Class A common stock, $0.001 par value, 175,000,000 shares authorized; 120,081,762 shares issued historical and pro forma; 150,994,336 shares issued pro forma as adjusted	120	120	151
Class B common stock, $0.001 par value, 70,000,000 shares authorized; 19,418,021 shares issued	19	19	19
Paid-in capital	1,205,563	1,205,563	1,205,532
Accumulated deficit	(1,103,715)	(1,083,680)	(947,313)
Treasury stock, at cost	(33,945)	(33,945)	—

Total stockholders’ equity(6)	68,042	88,077	258,389

Total capitalization	$2,799,323	$2,903,039	$2,836,767

(1)	The pro forma as adjusted amounts assume all outstanding shares of 12.25% preferred stock and 13% preferred stock are tendered in the exchange offer. If 80% of the outstanding shares of 12.25% preferred stock and 13% preferred stock are tendered, the pro forma as adjusted carrying value of the total senior exchangeable preferred stock would be $47.3 million and the pro forma as adjusted stockholders’ equity would be $224.3 million.

(2)	The pro forma as adjusted amount includes estimated fees payable by us in connection with the exchange offer.

(3)	Net of deferred financing costs of $0.2 million and discount of $0.8 million.

(4)	Net of deferred financing costs of $1.5 million.

(5)	Does not include shares of Series F preferred stock to be issued to holders of Series F preferred stock in payment of accrued and unpaid dividends upon the consummation of the exchange offer, including accrued and unpaid dividends of $4.3 million that were due on October 15, 2004.

(6)	The pro forma amount reflects the decrease in stockholders’ equity from the write-off of $9.2 million, after tax, of deferred financing costs in connection with the creation and amendment to Dobson Cellular’s senior secured credit facility in connection with our November 2004 offering of senior secured notes, offset by a gain on extinguishment of debt totaling $29.3 million, after tax, as a result of repurchasing our 8.875% and 10.875% senior notes at a discount.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

      Our Class A common stock is traded over-the-counter and is currently quoted on the Nasdaq National Market under the ticker symbol “DCEL.” Each share of our Class A common stock is entitled to one vote per share.

      There is no established public trading market for our preferred stock or our Class B common stock, Class C common stock or Class D common stock, and no shares of our Class C common stock or Class D common stock are outstanding.

      Each share of Class F preferred stock is convertible, at the option of the holder, into approximately 20.4 shares of Class A common stock, subject to adjustment in the event of stock splits, stock dividends and similar transactions. Class B common stock is convertible into one share of our Class A common stock and is entitled to ten votes per share. Each share of our Class C common stock and Class D common stock, if issued, will be convertible into 111.44 shares of our Class A common stock, and will not be entitled to vote.

      The following table sets forth the range of high and low closing prices for our Class A common stock for each quarter of 2003 and 2004 and the first quarter of 2005 as reported on the Nasdaq National Market:

2005	High	Low

First Quarter (through January 14)	$1.90	$1.56
2004
First Quarter	$8.01	$2.89
Second Quarter	3.89	2.84
Third Quarter	3.17	1.10
Fourth Quarter	1.91	1.19
2003
First Quarter	$4.00	$2.05
Second Quarter	5.79	2.47
Third Quarter	10.00	5.36
Fourth Quarter	9.50	5.69

      As of December 31, 2004, there were 200 holders of record of our Class A common stock and two holders of record of our Class B common stock. The closing price of our Class A common stock on January 14, 2005 was $1.73 per share.

      Since 1997, we have not paid cash dividends on any shares of our common stock. We currently intend to retain all of our earnings to finance our operations, repay indebtedness and fund future growth. We do not expect to pay any dividends on our common stock for the foreseeable future. In addition, covenants contained in the instruments governing our bank credit facility, our senior notes and our outstanding preferred stock limit our ability to pay cash dividends on our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth certain historical consolidated financial data with respect to the nine months ended September 30, 2004 and 2003 and each of the five years in the period ended December 31, 2003. The consolidated financial data as of or for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated financial data for the nine months ended September 30, 2004 and 2003 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and information statement. The historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003(1)	2003(1)	2002	2001	2000	1999

	(Unaudited)

	($ in thousands)
Statement of Operations Data:
Operating revenue:
Service revenue	$569,728	$320,152	$505,860	$323,116	$281,505	$211,640	$152,193
Roaming revenue	154,902	145,067	201,199	176,150	186,678	147,102	90,445
Equipment and other revenue	33,923	20,220	28,695	17,504	19,191	19,398	10,287

Total operating revenue	758,553	485,439	735,754	516,770	487,374	378,140	252,925

Operating expenses:
Cost of service (exclusive of depreciation and amortization shown separately below)	185,457	113,973	173,436	138,240	138,565	91,647	61,567
Cost of equipment	81,647	34,860	56,612	40,331	43,917	40,144	19,403
Marketing and selling	95,763	48,800	79,547	61,581	62,089	55,370	37,148
General and administrative	131,725	61,916	106,108	66,473	60,508	52,219	37,711
Depreciation and amortization	141,539	73,864	119,424	75,181	155,724	132,152	92,223

Total operating expenses	636,131	333,413	535,127	381,806	460,803	371,532	248,052

Operating income	122,422	152,026	200,627	134,964	26,571	6,608	4,873
Interest expense	(161,477)	(85,190)	(138,148)	(108,331)	(129,154)	(122,823)	(97,056)
Gain (loss) from extinguishment of debt	5,739	(28,102)	(52,277)	2,202	—	(32,882)	—
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	6,478	—	(26,777)	—	—	—	—
Dividends on mandatorily redeemable preferred stock	(25,197)	(17,833)	(30,568)	—	—	—	—
Other income (expense), net	2,230	2,299	3,829	(1,636)	11,243	9,078	3,686
Minority interests in income of subsidiaries	(3,514)	(5,251)	(6,541)	(6,521)	(5,517)	(3,903)	(2,921)
Loss from investment in joint venture	—	—	—	(184,381)	(69,181)	(50,293)	—
Income tax benefit (expense)	13,139	(13,596)	(845)	52,177	36,644	54,422	34,712

(Loss) income from continuing operations	(40,180)	4,353	(50,700)	(111,526)	(129,394)	(139,793)	(56,706)
Discontinued operations:
Income (loss) from discontinued operations, net of income tax expense	443	12,541	11,945	24,454	1,820	(5,718)	(52,616)
(Loss) income from discontinued operations from investment in joint venture	—	—	—	(327)	(720)	671	—

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003(1)	2003(1)	2002	2001	2000	1999

	(Unaudited)

	($ in thousands)
Gain (loss) from sale of discontinued operations, net of income tax expense	—	27,515	14,786	88,315	—	—	(18,248)
Gain from sale of discontinued operations from investment in joint venture	—	—	—	6,736	—	—	—
Cumulative effect of change in accounting principle, net of income tax benefit	—	—	—	(33,294)	—	—	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	—	(140,820)	—	—	—

Net (loss) income	(39,737)	44,409	(23,969)	(166,462)	(128,294)	(144,840)	(127,570)
Dividends on preferred stock	(6,190)	(41,421)	(43,300)	(94,451)	(86,325)	(126,686)	(69,477)
Gain on redemption and repurchase of preferred stock	—	218,310	218,310	67,837	—	—	—

Net (loss) income applicable to common stockholders	$(45,927)	$221,298	$151,041	$(193,076)	$(214,619)	$(271,526)	$(197,047)

Basic net income (loss) applicable to common stockholders per common share:
Continuing operations	$(0.30)	$0.05	$(0.48)	$(1.23)	$(1.38)	$(1.56)	$(1.03)
Discontinued operations	—	0.41	0.25	1.31	0.02	(0.06)	(1.29)
Change in accounting principle	—	—	—	(1.92)	—	—	—
Dividends on and repurchase of preferred stock	(0.04)	1.82	1.65	(0.29)	(0.92)	(1.42)	(1.27)

Total basic net income (loss) applicable to common stockholders per common share	$(0.34)	$2.28	$1.42	$(2.13)	$(2.28)	$(3.04)	$(3.59)

Basic weighted average common shares outstanding	133,763,531	97,059,585	106,291,582	90,671,688	93,969,310	89,417,829	54,823,354

Diluted net income (loss) applicable to common stockholders per common share:
Continuing operations	$(0.30)	$0.04	$(0.46)	$(1.23)	$(1.38)	$(1.56)	$(1.03)
Discontinued operations	—	0.40	0.24	1.31	0.02	(0.06)	(1.29)
Change in accounting principle	—	—	—	(1.92)	—	—	—
Dividends on and repurchases of preferred stock	(0.04)	1.77	1.60	(0.29)	(0.92)	(1.42)	(1.27)

Total diluted net income (loss) applicable to common stockholders per common share	$(0.34)	$2.21	$1.38	$(2.13)	$(2.28)	$(3.04)	$(3.59)

Diluted weighted average common shares outstanding	133,763,531	100,128,791	109,676,631	90,671,688	93,969,310	89,417,829	54,823,354

		December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

	(Unaudited)

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$63,492	$208,239	$292,053	$159,953	$141,922	$3,359
Restricted cash and investments	4,467	15,515	14,196	—	26,154	49,346
Property, plant and equipment, net	546,502	536,634	251,780	246,505	227,671	141,091
Total assets	3,282,566	3,478,940	1,960,487	2,559,155	2,619,729	1,642,148
Total credit facilities and notes payable	2,372,161	2,415,184	1,273,140	1,620,881	1,690,076	1,068,857
Mandatorily redeemable preferred stock	236,584	253,260	558,344	581,943	508,331	527,786
Other preferred stock	122,536	122,536	200,000	200,000	—	—
Stockholders’ equity (deficit)	68,042	113,545	(343,072)	(157,000)	100,107	(353,830)

(Footnote to Statement of Operations Data)

(1)	Includes the results of American Cellular on a consolidated basis from August 19, 2003, the date on which we acquired 100% of the outstanding stock of American Cellular. Prior to that time, we owned 50% of American Cellular and accounted for our interest in American Cellular under the equity method. As a result, American Cellular’s results for periods prior to 2003 are reflected in loss from investment in joint venture.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Statements.” You should read the following discussion with the information under the heading “Selected Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

      We are one of the largest providers of rural and suburban wireless communications systems in the United States. We began providing wireless telephone services in 1990 in Oklahoma and the Texas Panhandle. We have expanded our wireless operations with an acquisition strategy targeting underserved rural and suburban areas, which we believe have a significant number of potential customers with substantial needs for wireless communications.

      On August 19, 2003, American Cellular became our wholly owned subsidiary, as discussed further in note 5, “Business Combinations,” to our audited consolidated financial statements included elsewhere in this prospectus. In addition, on October 23, 2003, we merged our indirect, wholly owned subsidiaries, Dobson/ Sygnet Communications Company, Sygnet Wireless, Inc., and Sygnet Communications, Inc. with and into our wholly owned subsidiary, Dobson Cellular Systems, or Dobson Cellular. As a result of these mergers, and the acquisition and restructuring of American Cellular, our operations are encompassed in our two primary subsidiaries, Dobson Cellular and American Cellular. American Cellular does not guarantee any debt or other obligations of Dobson Cellular or us, and Dobson Cellular and we do not guarantee any debt or other obligations of American Cellular.

Critical Accounting Policies and Practices

      We prepare our consolidated financial statements in accordance with general accepted accounting principles, or GAAP. Our significant accounting polices are discussed in detail in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. These other significant accounting policies are important to develop an understanding of our financial statements. Policies related to revenue recognition, financial instruments and business combinations require judgments on complex matters that are often subject to multiple sources of authoritative guidance.

      In preparing our financial statements, it is necessary that we use estimates and assumptions for matters that are inherently uncertain. We base our estimates on historical experiences and reasonable assumptions. Our use of estimates and assumptions affects the reported amounts of assets, liabilities, and the amount and timing of revenues and expenses we recognize for and during the reporting period. Actual results may differ from estimates. The estimates and assumptions that are the most difficult to determine and require the most subjective decisions, are described below.

Property, Plant and Equipment and Other Definite Life Assets

      We depreciate our property, plant and equipment and amortize our customer lists and certain other intangible assets over their useful lives. These useful lives are based on our estimates of the period that the assets will generate revenue. The factors used to determine these estimates include technological advances, obsolescence, expected migration to newer transmission standards and services, regulatory requirements and the churn rate of our customers.

      Also, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires us to review the carrying value of our long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgment must be exercised in determining when such an event or change in circumstances has occurred. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset. We also must use judgment in determining expected future cash flows. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment increases.

      As a result of technological advances, which lead to our recent upgrade to GSM/ GPRS/ EDGE technology during 2004, we recently reassessed the useful lives and carrying values of our TDMA network assets. While no impairment was noted, this assessment did result in the reduction of our useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million.

Goodwill and Wireless License Acquisition Costs

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continually assess the useful lives of our intangible assets. A significant portion of our intangible assets are classified as “Wireless license acquisition costs,” which represents our costs associated with acquiring our FCC licenses. These licenses allow us to provide wireless services by giving us the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, we have determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, our wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety, we ceased the amortization of both goodwill and wireless license acquisition costs and now test for impairment of goodwill and wireless license acquisition costs at least annually and only adjust the carrying amount of these intangible assets upon an impairment of the goodwill or wireless license acquisition costs. Using judgment, we must also determine on an annual basis whether facts and circumstances continue to support an indefinite useful life.

      To complete this evaluation for our wireless license acquisition costs, we compare the carrying amount of our wireless license acquisition costs to the fair value of those assets. We determine the fair value of our wireless license acquisition costs based on their expected future discounted cash flows. We also determine the value of the wireless license acquisition costs based upon a “start-up” basis that separates the value of our customer contracts and other intangible assets from the pure underlying wireless license. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. For purposes of this comparison, it is our policy to aggregate all of our wireless license acquisition costs. For goodwill, there is a two-step approach for assessing impairment. The first step requires us to compare the fair value of our enterprise to our carrying value, including goodwill. If our carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of our enterprise goodwill with the carrying amount of our goodwill. To calculate the implied fair value of goodwill we perform a hypothetical purchase price allocation to determine the fair value of all of our assets, with the implied goodwill amount being the difference between the enterprise fair value and the aggregate of the identified asset fair values. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for the difference. The critical factors used in the determination of fair values of the enterprise and of the identifiable intangible assets include the discount rate, our cost of capital, cash flow multiples, expansion and infrastructure costs, other carriers’ multiples, expected customer growth rates, churn factors, service upgrade trends, and operating cost trends. Therefore, again, determining fair values and expected future discounted cash flows involves a great deal of judgment on our part. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.

      The fair value of an asset or an enterprise is the price at which the asset or enterprise could be exchanged in a current transaction between knowledgeable, unrelated willing parties. Therefore, market prices from active markets are the best measure and are used when available. If there is not an available active market, the measurement is based on the best information available, including similar transactions, acquisition cost per customer or area population, and expected discounted future cash flows.

Acquisitions and Discontinued Operations

      We continually seek opportunity to acquire attractive wireless markets, which enhance our overall business strategy. The following are the most recent transactions.

Acquisition of Michigan 2 and 4 RSAs

      On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. We purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, we obtained control over most of these assets and began operation of them; however, assignment of certain spectrum licenses requires FCC approval, for which we have applied. Therefore, we have entered into a spectrum manager lease that allows us to lease the RFB spectrum pending the FCC’s decision.

      We provide service in most of the northern part of Michigan, including the Upper Peninsula. The RFB acquisition allows us to expand our service area to cover the entire northern part of the state, and allows us to market our service under the CELLULARONE® brand throughout that market. RFB serves markets in Michigan 2 and 4 Rural Service Areas, covering a total population of approximately 256,000. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. Excluding overlap with markets already served by us, the RFB markets add 184,700 incremental covered populations to our service areas in northern Michigan. We intend to deploy GSM/ GPRS/ EDGE technology over RFB’s existing footprint.

      The acquisition also includes RFB’s 1900 MHz PCS licenses covering a population of 1.3 million that provides an additional 10 MHz of spectrum in the Traverse City, Petoskey, Saginaw/ Bay City, Mt. Pleasant, Alpena, Escanaba and Sault Ste. Marie basic trading areas.

Acquisition of NPI

      On June 15, 2004, we acquired certain assets of NPI for approximately $29.4 million. NPI owned PCS licenses covering a total population of 1.2 million. The acquired GSM network currently covers a total population of 1.0 million in northern Michigan. Excluding overlap with markets already served by us, the NPI markets added 646,500 incremental covered population to our service areas in northern Michigan.

Maryland/ Michigan Swap

      On February 17, 2004, we transferred our Maryland 2 RSA wireless property in exchange for Cingular Wireless’ Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interests in Texas 2 RSA and Oklahoma 5 and 7 RSAs. We hold a majority of the market share in each of these Michigan, Texas and Oklahoma wireless markets. As a result of a definitive agreement that was entered into prior to December 31, 2003 and closed on February 17, 2004, we have reclassified our historical financial statements to reflect the operations of our Maryland 2 RSA property as discontinued operations.

California/ Alaska Swap

      On June 17, 2003, we transferred our two remaining wireless properties in California to AT&T Wireless in exchange for its two wireless properties in Alaska, and all of the outstanding shares of Series AA preferred stock of Dobson Communications that it previously held, which we then cancelled. We have reclassified our historical financial statements to reflect the operations of our California properties as discontinued operations.

      As a result of the completion of this transaction, our financial statements only include the operating results from the two wireless properties in Alaska beginning June 17, 2003.

Verizon Sales

      On February 8, 2002, we sold three of our wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties included California 7 RSA, Ohio 2 RSA and Georgia 1 RSA, which covered a total population of approximately 659,000. On February 28, 2002, we sold our 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. Arizona 5 RSA covered a total population of approximately 199,200. On February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Tennessee 4 RSA covered a total population of approximately 290,800. As a result of these sales, the results of operations, assets and liabilities of these markets during the periods presented are included as discontinued operations in our consolidated financial statements. American Cellular and we used the proceeds from the sale of these properties primarily to reduce bank debt under our respective credit facilities.

Results of Operations for the Nine Months Ended September 30, 2004 and 2003, and for the Years Ended December 31, 2003, 2002 and 2001

      The following table summarizes our key operating data for the periods indicated:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Market population(1)	11,436,800	10,620,900	10,620,900	5,240,800	5,240,800
Ending subscribers	1,608,700	1,542,600	1,552,100	666,500	599,200
Market penetration(2)	14.1%	14.5%	14.6%	12.7%	11.4%
Gross subscriber additions	328,200	181,800	298,900	231,200	227,400
Average subscribers	1,578,400	857,900	1,062,600	632,900	551,600
Average monthly service revenue per subscriber(3)	$40.11	$41.47	$40.24	$42.65	$42.53
Average monthly post-paid churn(4)	1.9%	1.6%	1.7%	1.9%	1.9%

(1)	Represents the population in our licensed areas, or POPs, for the period indicated and is based upon the Claritas 2000 Bureau of Census results, adjusted to exclude those portions of our rural service areas, or RSAs, and metropolitan service areas, or MSAs, not covered by our licenses.

(2)	Market penetration is calculated by dividing ending subscribers by market population.

(3)	Average monthly service revenue per subscriber is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4)	Post-paid churn represents the percentage of the post-paid subscribers, which deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

Basis of Presentation

      To provide a more comparable basis of our Management’s Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with the results from newly acquired markets. For the purpose of this Management’s Discussion and Analysis, results from newly acquired markets refer to the results of operations of our recent acquisitions. Our recent acquisitions include the two Alaska properties from June 15, 2003, American Cellular from August 19, 2003, the Michigan 5 RSA property from February 17, 2004 and the NPI markets from

June 15, 2004. The following table sets forth the components of our results of operations for the nine months ended September 30, 2004 and 2003:

							Percentage
	Nine Months Ended September 30, 2004			Nine Months Ended September 30, 2003			Change in
							Non-
		Results	Results		Results	Results	Acquisition
		from Newly	from Non-		from Newly	from Non-	Markets
		Acquired	Acquisition		Acquired	Acquisition
	Historical	Markets	Markets	Historical	Markets	Markets	’04 vs. ’03

	($ in thousands)
Service revenue	$569,728	$311,770	$257,958	$320,152	$63,025	$257,127	0.3%
Roaming revenue	154,902	74,749	80,153	145,067	17,794	127,273	(37.0)%
Equipment and other revenue	33,923	18,668	15,255	20,220	3,145	17,075	(10.7)%

Total operating revenue	758,553	405,187	353,366	485,439	83,964	401,475	(12.0)%

Cost of service (exclusive of depreciation and amortization shown separately below)	185,457	94,055	91,402	113,973	19,845	94,128	(2.9)%
Cost of equipment	81,647	42,316	39,331	34,860	6,642	28,218	39.4%
Marketing and selling	95,763	50,112	45,651	48,800	8,871	39,929	14.3%
General and administrative	131,725	77,564	54,161	61,916	13,610	48,306	12.1%
Depreciation and amortization	141,539	71,168	70,371	73,864	10,962	62,902	11.9%

Total operating expenses	636,131	335,215	300,916	333,413	59,930	273,483	10.0%

Operating income	122,422	69,972	52,450	152,026	24,034	127,992	(59.0)%
Interest expense	(161,477)	(71,340)	(90,137)	(85,190)	(13,849)	(71,341)	26.3%
Gain (loss) from extinguishment of debt	5,739	—	5,739	(28,102)	—	(28,102)	*
Gain on redemption and repurchases of mandatorily redeemable preferred stock	6,478	—	6,478	—	—	—	*
Dividends on mandatorily redeemable preferred stock	(25,197)	—	(25,197)	(17,833)	—	(17,833)	41.3%
Other income (expense)	2,230	(3,797)	6,027	2,299	66	2,233	169.9%
Minority interest in income of subsidiaries	(3,514)	—	(3,514)	(5,251)	—	(5,251)	(33.1)%
Income tax benefit (expense)	13,139	1,963	11,176	(13,596)	(3,895)	(9,701)	215.2%

(Loss) income from continuing operations	$(40,180)	$(3,202)	$(36,978)	$4,353	$6,356	$(2,003)	*

*	Calculation is not meaningful.

      The following table sets forth the components of our results of operations for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31, 2003
				Year Ended	Year Ended	Percentage Change in
		Results from	Results from	December 31,	December 31,	Non-Acquisition
		Newly	Non-	2002	2001	Markets
		Acquired	Acquisition
	Historical	Markets	Markets	Historical	Historical	’03 vs ’02	’02 vs ’01

	($ in thousands)
Service revenue	$505,860	$163,853	$342,007	$323,116	$281,505	5.8%	14.8%
Roaming revenue	201,199	44,640	156,559	176,150	186,678	(11.1)%	(5.6)%
Equipment and other revenue	28,695	7,857	20,838	17,504	19,191	19.0%	(8.8)%

Total operating revenue	735,754	216,350	519,404	516,770	487,374	0.5%	6.0%

Cost of service (exclusive of depreciation and amortization shown separately below)	173,436	50,426	123,010	138,240	138,565	(11.0)%	(0.2)%
Cost of equipment	56,612	16,966	39,646	40,331	43,917	(1.7)%	(8.2)%
Marketing and selling	79,547	24,451	55,096	61,581	62,089	(10.5)%	(0.8)%
General and administrative	106,108	38,693	67,415	66,473	60,508	1.4%	9.9%
Depreciation and amortization	119,424	32,846	86,578	75,181	155,724	15.2%	(51.7)%

Total operating expense	535,127	163,382	371,745	381,806	460,803	(2.6)%	(17.1)%

Operating income	200,627	52,968	147,659	134,964	26,571	9.4%	408.0%
Interest expense	(138,148)	(37,775)	(100,373)	(108,331)	(129,154)	(7.3)%	(16.1)%
(Loss) gain from extinguishment of debt	(52,277)	—	(52,277)	2,202	—	*	*
Gain on redemption and repurchases of preferred stock	(26,777)	—	(26,777)	—	—	*	—
Dividends on mandatorily preferred stock	(30,568)	—	(30,568)	—	—	*	—
Other income (expense)	3,829	(730)	4,559	(1,636)	11,243	*	*
Minority interests in income of subsidiaries	(6,541)	—	(6,541)	(6,521)	(5,517)	0.3%	18.2%
Loss from investment in joint venture	—	—	—	(184,381)	(69,181)	*	*
Income tax (expense) benefit	(845)	(5,496)	4,651	52,177	36,644	*	*

(Loss) income from continuing operations	$(50,700)	$8,967	$(59,667)	$(111,526)	$(129,394)	*	*

*	Calculation is not meaningful.

Subscribers

      Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At September 30, 2004, post-paid subscribers accounted for 91.5% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At September 30, 2004, the reseller base accounted for 5.7% of our total subscriber base. Our pre-paid subscribers, which at September 30, 2004, accounted for 2.8% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.

      We have experienced a decline in the growth of our gross subscriber additions as a result of increased competition attributable to an accelerating pace of improvements in quality of digital technology, and increased products offered to the consumer. Many of our competitors already market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. We recently deployed GSM/ GPRS/ EDGE in our networks. We expect to see our gross subscriber additions increase during 2005, from recent 2004 results, as a result of new services that are available with GSM/ GPRS/ EDGE. Total gross subscriber additions included 179,600 from our newly acquired markets for the nine months ended September 30, 2004. Total gross subscriber additions included 36,000 from our newly acquired markets for the nine months ended September 30, 2003. Therefore, total gross subscriber additions from our non-acquisition markets were 148,600 for the nine months ended September 30, 2004, compared to 145,800 for the nine months ended September 30, 2003.

Operating Revenue

      Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

Service Revenue

      We derive service revenue by providing wireless services to our subscribers. The wireless industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. Historically, these declines have generally been offset by significant increases in average minutes-of-use per subscriber. However, during 2004 the decline in revenue per minute has not been completely offset by increases in average minutes-of-use. Our average monthly service revenue per subscriber decreased for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. We believe there is an opportunity in 2005 for our average monthly service revenue per subscriber to increase from current levels primarily due to additional voice and data services available as a result of our providing GSM/ GPRS/ EDGE technology.

      For the nine months ended September 30, 2004, our historical service revenue increased compared to the nine months ended September 30, 2003. This increase in our historical service revenue was primarily attributable to our newly acquired markets. Before giving effect to the newly acquired markets, our service revenue increased slightly, which resulted primarily from a slight increase in customers, offset by a decline in average monthly service revenue per subscriber. Our average subscriber base in our non-acquisition markets increased 3.5%, to 708,700, for the nine months ended September 30, 2004, from 684,800, for the nine months ended September 30, 2003.

      For the year ended December 31, 2003, our historical service revenue increased compared to the years ended December 31, 2002 and 2001. This increase in our historical service revenue was primarily attributable to our newly acquired markets. When comparing 2003 to 2002 and 2001 before giving effect to the newly acquired markets, our increase in service revenue was primarily attributable to our increased subscriber base in our non-acquisition markets. Our average subscriber base in our non-acquisition markets increased 8.9%, to 689,200, for the year ended December 31, 2003, from 632,900, for the year ended December 31, 2002 and our average subscriber base in our non-acquisition markets increased 14.7%, to 632,900, for the year ended December 31, 2002, from 551,600 for the year ended December 31, 2001.

Roaming Revenue

      We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers “roam” into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.14 for the nine months ended September 30, 2004 and $0.20 for the nine months ended September 30, 2003, and was $0.20 for the year ended December 31, 2003, $0.25 for the year ended December 31, 2002 and $0.35 for the year ended December 31, 2001. On a combined basis, Dobson Cellular and American Cellular had a roaming yield of $0.20 for the year ended December 31, 2003. We expect our roaming yield to continue to decline during 2005. Even though our significant roaming contracts provide for decreasing rates over time, we believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.

      For the nine months ended September 30, 2004, our historical roaming revenue increased compared to the nine months ended September 30, 2003. However, before giving effect to the newly acquired markets, our roaming revenue decreased. This is a result of a 35.1% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2003 and 2004, and a slight decrease in roaming minutes in our non-acquisition markets.

      For the year ended December 31, 2003, our historical roaming revenue increased compared to the year ended December 31, 2002. However, before giving effect to the newly acquired markets, our roaming revenue decreased. This is primarily a result of a 22.7% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2003. This decline in our roaming revenue per minute-of-use in our non-acquisition markets was partially offset by a 15.0% increase in roaming minutes in our non-acquisition markets due to expanded coverage areas and increased usage.

      For the year ended December 31, 2002, our roaming revenue decreased compared to the year ended December 31, 2001. This decline in revenue was attributable to a 27.2% decline in our roaming revenue per minute-of-use, partially offset by a 29.5% increase in roaming minutes in our markets.

Equipment and Other Revenue

      Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers and, prior to 2004, from amounts charged to our previously unconsolidated affiliates.

      For the nine months ended September 30, 2004, our historical equipment and other revenue increased compared to the nine months ended September 30, 2003. However, before giving effect to the newly acquired markets, our equipment and other revenue decreased. This decrease in revenue was primarily due to the elimination of amounts charged to our previously unconsolidated affiliates for the use of shared assets, offset by an increase in rental income and increase in gross subscriber additions and the number of customers upgrading to new rate plans and purchasing new handsets. Many of these customers are upgrading to our new GSM rate plans.

      For the year ended December 31, 2003, our historical equipment and other revenue increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, our equipment and other revenue increased. This is primarily due to increases in amounts previously charged to our unconsolidated affiliates for the use of shared assets. For the year ended December 31, 2002, our equipment and other revenue decreased compared to the year ended December 31, 2001. This decline in revenue is primarily due to our slight decline in gross subscriber additions and the slow-down in the migration of existing subscribers from analog to digital service.

Operating Expenses

      Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

Cost of Service

      Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as “roaming” costs. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well.

      The following table sets forth the components of our cost of service for the periods indicated:

	Nine Months Ended September 30,

	2004		2003

	Amount	Percentage	Amount	Percentage

		($ in thousands)
Network costs	$122,069	65.8%	$68,099	59.8%
Roaming costs	63,388	34.2%	45,874	40.2%

Total cost of service	$185,457	100.0%	$113,973	100.0%

      For the nine months ended September 30, 2004, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased, compared to the nine months ended September 30, 2003. Before giving effect to the newly acquired markets, our network costs increased $4.1 million. This increase is primarily a result of adding new circuits and cell sites related to our new GSM/ GPRS/ EDGE network.

      For the nine months ended September 30, 2004, our historical roaming costs increased compared to the nine months ended September 30, 2003. Before giving effect to the newly acquired markets, our roaming costs declined $6.8 million. This decline is primarily a result of a 25.8% decrease in roaming costs per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004, offset by an 10.2% increase in the minutes used by our customers on third-party wireless providers’ networks in our non-acquisition markets.

      The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Year Ended December 31,

	2003		2002		2001

	Amount	Percentage	Amount	Percentage	Amount	Percentage

			($ in thousands)
Network costs	$106,394	61.3%	$78,233	56.6%	$68,940	49.8%
Roaming costs	67,042	38.7%	60,007	43.4%	69,625	50.2%

Total cost of service	$173,436	100.0%	$138,240	100.0%	$138,565	100.0%

      For the year ended December 31, 2003, our network costs increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, network costs declined $3.1 million. This is primarily a result of credits received from certain of our network service providers and renegotiated lower local access rates charged to us by third-party providers for use of local access across the network. For the year ended December 31, 2002, our network costs increased compared to the year ended December 31, 2001. This increase was primarily the result of an increase in wholesale toll charges, due to increases in customer usage, and an increase in rent incurred from our cell site leases as a result of the continued build-out of our network.

      For the year ended December 31, 2003, roaming costs increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, roaming costs declined $12.1 million. This was primarily a result of a 25.0% decline in rates charged by those providers resulting from new lower rate agreements, offset by an increase of 5.2% in the minutes used by our customers on third-party wireless providers’ networks, in our non-acquisition markets. For the year ended December 31, 2002, roaming costs decreased compared to the year ended December 31, 2001. This decrease was the result of a 29.1% decline in rates charged by those providers resulting from new lower rate agreements, offset by a 21.5% increase in the minutes used by our customers on third-party wireless providers’ networks.

Cost of Equipment

      Our cost of equipment represents the costs associated with wireless equipment and accessories sold to customers. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers.

      For the nine months ended September 30, 2004, our cost of equipment increased compared to the nine months ended September 30, 2003. This increase was primarily due to our newly acquired markets. The remaining increase was due to an increase in gross subscriber additions, an increase in the average cost of handsets sold to customers, along with an increase in the number of customers upgrading to new rate plans and purchasing new handsets. Many of these customers are upgrading to our new GSM rate plans.

      For the year ended December 31, 2003, our historical cost of equipment increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, our cost of equipment decreased. This is primarily a result of a decrease in gross subscriber additions in our non-acquisition markets. For the year ended December 31, 2002, our cost of equipment decreased compared to the year ended December 31, 2001, primarily from a slow-down in the migration of existing subscribers from analog to digital service.

Marketing and Selling Costs

      Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.

      For the nine months ended September 30, 2004, our marketing and selling costs increased compared to the nine months ended September 30, 2003. This increase was primarily due to our newly acquired markets. The remaining increase was due to an increase in gross subscriber additions, along with increased spending on advertising to launch our new GSM rate plans.

      For the year ended December 31, 2003, our historical marketing and selling costs increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, our marketing and selling costs decreased. This was primarily a result of the decrease in gross subscriber additions in our non-acquisition markets. For the year ended December 31, 2002, our marketing and selling costs decreased compared to the year ended December 31, 2001. This decrease in our marketing and selling costs was primarily the result of gross subscriber additions remaining fairly constant and the costs associated with sales compensation reducing slightly.

General and Administrative Costs

      Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections, and corporate administration.

      For the nine months ended September 30, 2004, our general and administrative costs increased compared to the nine months ended September 30, 2003. This increase was primarily due to our newly acquired markets. The remaining increase was due to increased infrastructure costs as a result of the overall growth of our business.

      For the year ended December 31, 2003, our general and administrative costs increased compared to the years ended December 31, 2002 and 2001. The primary increase in 2003 was due to the newly acquired markets. General and administrative costs also increased in 2002 compared to 2001. The increases in 2003 and 2002 are a result of increased infrastructure costs as a result of the overall growth of our business, offset by the reductions in bad debt expense as a result of improved collections and efficiencies gained from further integration of acquired companies and increased economies of scale in our non-acquisition markets. Overall, our average monthly general and administrative costs per average subscriber have decreased to $8 in 2003 compared to $9 in our non-acquisition markets for 2002 and 2001.

Depreciation and Amortization Expense

      Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations. During 2005, increases in depreciation and amortization as a result of newly acquired or constructed assets will partially be offset as older assets become fully depreciated.

      For the nine months ended September 30, 2004, our historical depreciation and amortization expense increased compared to the nine months ended September 30, 2003. Before giving effect to the newly acquired markets, our depreciation and amortization expense increased $7.5 million. This increase in depreciation and amortization expense in our non-acquisition markets is a result of additional depreciation on fixed assets acquired or constructed, primarily from our GSM network buildout, in 2003 and the first nine months of 2004.

      For the year ended December 31, 2003, our historical depreciation and amortization expense increased compared to the year ended December 31, 2002. Before giving effect to the newly acquired markets, our depreciation and amortization expense increased $11.4 million. This increase in our non-acquisition markets was a result of additional depreciation on fixed assets acquired in 2002 and 2003. For the year ended December 31, 2002, our depreciation and amortization expense decreased compared to the year ended December 31, 2001. This decline in expense is a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets,” which required companies to stop amortizing existing goodwill and intangible assets with indefinite lives effective January 1, 2002. Under this new rule, we treat our wireless license acquisition costs as indefinite life intangible assets. For the year ended December 31, 2001, the aggregate amount of amortization expense attributable to our wireless license acquisition costs was $87.4 million.

Non-Operating Results

Interest Expense

      For the nine months ended September 30, 2004, our interest expense increased compared to the nine months ended September 30, 2003. This is primarily due to increased long-term debt related to our acquisition of American Cellular.

      For the year ended December 31, 2003, our interest expense increased compared to the year ended December 31, 2002. Before giving effect to the acquisitions, our interest expense decreased $8.0 million. This decline is primarily the result of the 2003 repayments of our outstanding balances on our Dobson

Operating Co. and Sygnet Wireless credit facilities and decreased variable interest rates as a result of lower interest rates and the expiration of our interest rate hedges, offset by the interest expense on Dobson Cellular’s senior secured credit facility. For the year ended December 31, 2002, our interest expense decreased compared to the year ended December 31, 2001. This decline in expense resulted primarily from the reduction of our outstanding balance on our credit facility and lower variable interest rates.

Redemption and Repurchases of, and Dividends on, Preferred Stock

      As a result of implementing SFAS No. 150 on July 1, 2003, dividends on our mandatorily redeemable preferred stock began being represented as a financing expense, included in our net (loss) income, while dividends on our conditionally redeemable preferred stock remained below our net (loss) income. As a result of a mid-year implementation, for the nine months ended September 30, 2003, dividends on our mandatorily redeemable preferred stock are represented as both a financing expense, included in our net (loss) income, and as an item below our net (loss) income. Thus, our statement of operations includes the following:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	($ in thousands)
Financing expense (above net (loss) income):
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	$6,478	$—	$(26,777)	$—	$—
Dividends on mandatorily redeemable preferred stock	(25,197)	(17,833)	(30,568)	—	—
Items applicable to common stockholders (below net (loss) income):
Dividends on preferred stock	(6,190)	(41,421)	(43,300)	(94,451)	(86,325)
Gain from redemption and repurchases of preferred stock	—	218,310	218,310	67,837	—

      We issued 686,201 shares of Series F preferred stock on August 18, 2003, which is a conditionally redeemable preferred stock. The dividends on these shares were $6.2 million for the nine months ended September 30, 2004, and $0.9 million for the nine months ended September 30, 2003, and are included as “Dividends on preferred stock” below our net (loss) income. We issued 200,000 shares of conditionally redeemable preferred stock on February 8, 2001. Upon transfer of these shares by AT&T Wireless on June 17, 2003 these shares were canceled. The dividends on these shares were $5.5 million for the nine months ended September 30, 2003 and are included as “Dividends on preferred stock” below our net (loss) income. The dividends on our mandatorily redeemable preferred stock totaled $25.2 million for the nine months ended September 30, 2004, which compares to $52.9 million on a combined basis for the nine months ended September 30, 2003. This decrease in mandatorily redeemable preferred stock dividends is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2003 and 2004.

      During the nine months ended September 30, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock for $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in our loss from continuing operations.

      During the nine months ended September 30, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate purchase price of $36.6 million. This resulted in a gain from repurchase of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, our total gain from redemptions and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million.

      During the year ended December 31, 2003, subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of $293.1 million liquidation preference amount of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemptions and repurchases of preferred stock of $26.8 million. Although our redemptions and repurchases of preferred stock are in two separate line items for the year ended December 31, 2003, they netted to a gain of $191.5 million on a combined basis.

      The dividends on our Series F preferred stock were $2.8 million for the year ended December 31, 2003, and are included as “Dividends on preferred stock” below our net (loss) income. The dividends on our Series AA preferred stock were $5.5 million and $12.1 million for the years ended December 31, 2003 and 2002, respectively, and are included as “Dividends on preferred stock” below our net (loss) income. The dividends on our mandatorily redeemable preferred stock totaled $65.6 million on a combined basis for the year ended December 31, 2003, which compares to $82.4 million for the year ended December 31, 2002. This decrease in mandatorily redeemable preferred stock dividends from 2002 to 2003 is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2002 and 2003.

      During 2002, we repurchased 40,287 shares of our 12.25% preferred stock and 68,728 shares of our 13% preferred stock, including accrued dividends on the repurchased shares, for an aggregate purchase price of $38.7 million. Including deferred financing costs, this resulted in a gain on redemption and repurchases of preferred stock totaling $67.8 million for the year ended December 31, 2002.

      For the year ended December 31, 2002, our dividends on preferred stock increased compared to the year ended December 31, 2001. This increase was primarily the result of accrued dividends related to our issuance of 200,000 shares of our Series AA preferred stock on February 8, 2001, and the additional dividends accumulating on our 12.25% and 13% preferred stock.

Other Income (Expense), Net

      For the nine months ended September 30, 2004, our historical other income (expense) decreased slightly compared to the nine months ended September 30, 2003. Before giving effect to the newly acquired markets, our other income increased, primarily due to a loss on sale of assets for the nine months ended September 30, 2003, offset by a decrease in interest income due to lower interest rates for the nine months ended September 30, 2004.

      For the year ended December 31, 2003, our other income (expense) increased compared to the year ended December 31, 2002, due to an increase in interest income during 2003 and the write off of costs associated with the eleven licenses we did not receive in the FCC auction, which were written off during 2002. For the year ended December 31, 2002, our other income (expense) decreased compared to the year ended December 31, 2001 due to a decrease in interest income and write off of costs associated with the eleven licenses we did not receive in the FCC auction.

Gain (Loss) from Extinguishment of Debt

      For the nine months ended September 30, 2004, our gain from extinguishment of debt was $5.7 million, compared to a loss of $28.1 million for the nine months ended September 30, 2003. The gain from extinguishment of debt for the nine months ended September 30, 2004, was due to our repurchase of $55.5 million principal amount of our 8.875% senior notes at an aggregate cost of $48.3 million, offset by a loss on redemption of the remaining Dobson/ Sygnet senior notes. The loss from extinguishment of debt for the nine months ended September 30, 2003, was due to paying off the Dobson Operating Co., LLC, or DOC, credit facility and a large portion of the Sygnet credit facility.

      For the year ended December 31, 2003, our loss from extinguishment of debt was $52.3 million, compared to a gain of $2.2 million for the year ended December 31, 2002. The loss from extinguishment of debt for the year ended December 31, 2003, was due to paying off the DOC credit facility, the Sygnet credit facility and $183.3 million principal amount of the Dobson/ Sygnet senior notes. Our gain from extinguishment of debt for the year ended December 31, 2002, resulted from the repurchase of $11.5 million principal amount of Dobson/ Sygnet senior notes for the purchase price of $8.9 million.

Loss from Investment in Joint Venture

      For the year ended December 31, 2002, our loss from investment in joint venture increased compared to the year ended December 31, 2001. This increase is primarily from impairments of goodwill recognized by American Cellular.

Discontinued Operations

      For the nine months ended September 30, 2004, we had income from discontinued operations of $0.4 million compared to income from discontinued operations (including the gain on the sale) of $40.1 million for the nine months ended September 30, 2003. Our discontinued operations during 2004 include the Maryland properties included in the swap with Cingular Wireless, while our discontinued operations during 2003 include both the California properties included in the swap with AT&T Wireless and the Maryland properties included in the swap with Cingular Wireless.

      For the year ended December 31, 2003, we had income from discontinued operations (including the gain on the sale) of $26.7 million compared to $119.2 million in 2002 and $1.1 million in 2001. Discontinued operations during 2003 relate to both the California/ Alaska swap with AT&T Wireless and the Michigan/ Maryland swap with Cingular Wireless, while discontinued operations in 2002 and 2001 relate to the California/ Alaska swap with AT&T Wireless, the Michigan/ Maryland swap with Cingular Wireless and the markets sold to Verizon Wireless.

Cumulative Effect of Change in Accounting Principle

      For the year ended December 31, 2002, we recognized a total impairment on our wireless license acquisition costs of $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets.” Of this total, $33.3 million reflects our impairment and $140.8 million reflects our share of the impairment from our then 50% interest in American Cellular.

Liquidity and Capital Resources

      We have required, and will likely continue to require, substantial capital to further develop, expand and upgrade our wireless systems and those we may acquire. We have financed our operations through cash flows from operating activities, and when necessary, bank debt and the sale of debt and equity securities. Although we cannot provide assurance, assuming successful implementation of our strategy, including the continuing development of our wireless systems and significant and sustained growth in our cash flows, we believe that availability under our Dobson Cellular revolving line of credit, our cash on hand and cash flows from operations will be sufficient to fund the exchange offer and satisfy our currently expected capital expenditures, working capital and debt service obligations over the next year. Although we previously announced our intention to explore the sale of certain of our tower assets, there can be no assurance that such sales will be completed on favorable terms or at all. In the event we do not sell these assets or do not sell them on favorable terms, our liquidity would be adversely affected. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and the regulatory, technological and competitive developments that may arise.

      We currently expect that we may have to refinance our debt at its final maturities. Sources of additional financing may include commercial bank borrowings, vendor financing and the sale of equity or debt securities. Some or all of these financing options may not be available to us in the future, since these resources are dependent upon our financial performance and condition, along with certain other factors that are beyond our control, such as, economic events, technological changes and business trends and developments. Thus, if at any time financing is not available on acceptable terms, it could have a materially adverse effect on our business and financial condition.

Working Capital and Net Cash Flow

      At September 30, 2004, we had negative working capital of $2.5 million, a ratio of current assets to current liabilities of 1:1 and an unrestricted cash balance of $63.5 million, which compares to working capital of $101.6 million, a ratio of current assets to current liabilities of 1.4:1 and an unrestricted cash balance of $208.2 million at December 31, 2003. Working capital has decreased due primarily to our repurchase of $48.3 million of our 8.875% senior notes during the first quarter of 2004, our repurchase of $17.4 million of our preferred stock during the second quarter and third quarter of 2004, and the completion of our GSM network buildout.

      Our net cash provided by operating activities totaled $40.2 million for the nine months ended September 30, 2004, compared to $187.7 million for the nine months ended September 30, 2003. The decrease was primarily due to a $44.5 million decrease in our income from continuing operations, a $36.2 million decrease in cash provided by discontinued operations, a $27.0 million decrease in the non-cash portion of extinguishment of debt, which represents the write-off of deferred financing costs relating to the extinguishment of debt, and changes in our current assets and liabilities, which required more net cash payments in 2004 than in 2003. For additional analysis of the changes impacting net income from continuing operations see “— Results of Operations for the Nine Months Ended September 30, 2004 and 2003, and for the Years Ended December 31, 2003, 2002 and 2001.” We expect that future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.

      We used cash in investing activities for the nine months ended September 30, 2004 and 2003. Investing activities are primarily related to capital expenditures, acquisitions and sales of markets. We expect to use cash in investing activities for the foreseeable future. Our capital expenditures were $117.8 million for the nine months ended September 30, 2004, and $106.0 million for the nine months ended September 30, 2003.

      We used cash on financing activities for the nine months ended September 30, 2004 and 2003. Financing activities are primarily related to proceeds from long-term debt, repayments of long-term debt, deferred financing cost associated with long-term debt and purchase of equity securities. Our financing activity uses for the nine months ended September 30, 2004, consisted primarily of repayments and repurchases of long-term debt totaling $83.9 million, redemption and repurchase of preferred stock of $17.4 million, offset by proceeds from long-term debt of $40.0 million. For future expected payments of long-term debt, see the contractual obligation table included below.

Capital Resources

New Dobson Cellular Senior Secured Notes

      On November 8, 2004, our wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by the Company, DOC and Dobson Cellular’s wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of DOC and Dobson Cellular and on substantially all of the assets of DOC, Dobson Cellular and Dobson Cellular’s subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.

      A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellular’s senior secured credit facility, to repurchase, at a discount, $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB. As part of the refinancing, Dobson Cellular amended its existing credit facility to, among other things, eliminate the term loan portion and amend the revolving portion to provide for maximum borrowing of $75.0 million.

      2011 Fixed Rate Notes. Interest on the 2011 first priority senior secured notes will accrue at the rate of 8.375% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. We will make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      2011 Floating Rate Notes. The 2011 first priority senior secured floating rate notes will bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75% as determined by the calculation agent, which shall initially be the trustee.

      2012 Fixed Rate Notes. Interest on the 2012 second priority senior secured notes will accrue at the rate of 9.875% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. We will make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting Dobson Cellular’s restricted subsidiaries;

•	issue and sell capital stock of Dobson Cellular’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.

Dobson Cellular Senior Secured Credit Facility

      Dobson Cellular’s senior secured credit facility consists of a $75.0 million senior secured revolving credit facility.

      The Dobson Cellular credit facility is guaranteed by us, DOC and DOC Lease Co LLC, and is secured by first and second priority security interests in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of senior secured notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, we had no borrowings under this amended credit facility.

      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.

      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.

      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.

      On November 8, 2004, the financial covenants in the Dobson Cellular credit facility were amended in a manner that we expect to increase our operating flexibility.

Dobson Communications 8.875% Senior Notes

      On September 26, 2003, we completed the private sale of $650.0 million principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of DOC, and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. The senior notes rank pari passu in right of payment with any of our existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of our 8.875% senior notes and is not subject to certain covenants contained in the related indenture.

      In connection with the closing of the sale of the notes, we entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain covenants including, but not limited to, covenants that limit our ability and that of our restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.

      American Cellular is an unrestricted subsidiary for purposes of the indenture, meaning that it is not subject to certain covenants.

      We purchased approximately $174.8 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $122.9 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We expect to report a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter as a result of these purchases.

      On February 28, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding existing 10.875% notes and existing 8.875% notes. Through September 30, 2004, we repurchased $55.5 million principal amount of our existing 8.875% notes at an aggregate cost of $48.3 million, excluding accrued interest. These repurchases resulted in a gain on extinguishment of debt, net of deferred financing costs, of $6.1 million.

Dobson Communications 10.875% Senior Notes

      On June 15, 2000, we completed the private sale of $300.0 million principal amount of our 10.875% senior notes due 2010. We used the proceeds to repay indebtedness under the senior secured revolving credit facility of DOC, and for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of our existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of our existing 10.875% senior notes.

      In connection with the closing of the sale of the notes, we entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants including, but not limited to, covenants that limit our ability and that of our restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with our transfer substantial assets to another entity.

      We purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We expect to report a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these purchases.

American Cellular 10% Senior Notes

      In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp. (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.

      During 2001, American Cellular issued $700.0 million principal amount of its 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular’s senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of our Class A common stock, and 681,900 shares of our Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of our Class A common stock. We also issued an additional 4,301 shares of our Series F preferred stock and 276,848 shares of our Class A common stock in payment of certain fees. There remains outstanding $18.1 million liquidation value of American Cellular’s 9.5% senior subordinated notes.

      The indenture for American Cellular’s 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with our transfer substantial assets to another entity.

      American Cellular has required, and will likely continue to require, substantial capital to further develop, expand and upgrade its wireless systems.

Preferred Stock

      During August 2003, in conjunction with the American Cellular reorganization, we issued 686,201 shares of our Series F preferred stock having an aggregate liquidation preference of $122.5 million and convertible into a maximum of 14.0 million shares of our Class A common stock, plus $48.7 million in cash and 44.2 million shares of our Class A common stock to the former holders of $681.9 million principal amount of American Cellular’s outstanding 9.5% senior subordinated notes due 2009 and their advisors. Our outstanding Series F preferred stock had an aggregate liquidation preference of $122.5 million, plus accrued dividends, at September 30, 2004.

      As of September 30, 2004, we had outstanding 46,181 shares of our 12.25% preferred stock with an aggregate liquidation value of $46.2 million, plus accrued dividends, and 192,898 shares of our 13% preferred stock with an aggregate liquidation value of $192.9 million, plus accrued dividends. The certificates of designation for these series of preferred stock contain restrictive covenants that require us to meet certain financial ratios in order to incur indebtedness.

      During the nine months ended September 30, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million, all of which were subsequently canceled. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million. The gain on redemption and repurchases of preferred stock has been included in our loss from continuing operations. During the first quarter of 2003, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock. The preferred stock repurchases totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. These repurchases resulted in a gain on redemption and repurchase of preferred stock totaling $23.6 million for the nine months ended September 30, 2003.

      On June 15, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding 12.25% and 13% preferred stock. Through December 31, 2004, we had repurchased a total of 24,291 shares for $17.4 million.

      In September 2004, we announced that we would not declare or pay the cash dividend due on October 15, 2004 on our outstanding 12.25% preferred stock or the November 1, 2004 cash dividend on our outstanding 13% preferred stock. In addition, on December 20, 2004, we announced that we will not declare or pay the cash dividend due on January 15, 2005 on our outstanding 12.25% preferred stock or the February 1, 2005 cash dividend on our outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly.

      If we defer dividends on this preferred stock, we are not permitted to pay dividends on the Series F preferred stock. Therefore, the dividend due on October 15, 2004 with respect to this preferred stock was not paid, and will accrue at 7%, compounded semi-annually. If we do not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to our board of directors. If we do not pay the dividend due in 2004 and the dividend due April 15, 2005, this right to elect two directors would become exercisable. We intend to pay the dividends that are currently in arrears on the Series F preferred stock contemporaneous with the consummation of the exchange offer.

      If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to Dobson Communications’ board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or Dobson Cellular’s senior secured credit facility.

      In connection with this exchange offer, we are soliciting consents from the holders of our 12.25% preferred stock and our 13% preferred stock to waive and eliminate substantially all of the restrictive covenants applicable to these shares of preferred stock and to waive and eliminate the rights of the holders of these shares to vote, other than voting rights required by law, and appoint directors. See “The Exchange Offer and Consent Solicitation — The Proposed Amendments.”

Capital Expenditures and Commitments

      Our capital expenditures were $117.8 million for the nine months ended September 30, 2004. We plan to spend approximately $140 million for capital expenditures in 2004. The majority of these planned expenditures that occurred during the first nine months of 2004 were in relation to the build-out of our GSM/ GPRS/ EDGE network.

      The amount and timing of capital expenditures may vary depending on the rate at which we expand and develop our wireless systems and whether we consummate additional acquisitions. We may require additional financing for future acquisitions, to refinance our debt at its final maturities and to meet the mandatory redemption provision on our preferred stock.

      On July 29, 2003, we entered into agreements with certain holders of options granted under the Dobson Communications 2000 Stock Incentive Plan, or 2000 Plan, with exercise prices in excess of $10.00 per share in which we agreed to issue new options under our 2000 Plan in exchange for their existing options. Under these agreements, holders of options with an exercise price of more than $10.00 per share but less than $15.00 per share would receive new options for the same number of underlying shares; holders of options with exercises prices of at least $15.00 and less than $20.00 would receive new options to purchase one share of our Class A common stock for every two shares underlying their existing options, and holders of existing options with exercises prices greater than $20.00 per share would receive new options to purchase one share of our Class A common stock for every three shares underlying their existing options. On February 2, 2004, we issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by our non-management directors were included in the foregoing exchange program.

      On March 10, 2004, our board of directors authorized the grants of non-qualified options under the Dobson Communications 1996 Stock Option Plan, or 1996 Plan, the 2000 Plan, and the Dobson Communications 2002 Stock Incentive Plan, or 2002 Plan, to purchase an aggregate of 3,602,475 shares of our Class A common stock to our directors and executive officers, and certain other of our officers and employees. We authorized grants of options to purchase 55,500 shares of our Class A common stock under our 1996 Plan; options to purchase 2,585,000 shares of our Class A common stock under our 2000 Plan and options to purchase 961,975 shares of our Class A common stock under our 2002 Plan. Each option is for a term of ten years and vests at the rate of 25% per year. Each option is exercisable at an exercise price of $3.49 per share (subject to standard anti-dilution adjustments), which was the market price of our Class A common stock on the date the options were granted.

      We are obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If we fail to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of December 31, 2004, $27.5 million of this commitment has been fulfilled.

Contractual Obligations

      The table below sets forth all of our contractual cash obligations as of December 31, 2003, which are obligations during the following years:

	2004	2005-2006	2007-2009	2010 and After

	($ in thousands)
Contractual Cash Obligations
Long-term debt(1)	$5,500	$11,000	$420,303	$1,978,381
Operating leases	33,461	52,638	48,590	35,354
Capital leases	843	319	—	—
Mandatorily redeemable preferred stock	—	—	257,000	—
Other preferred stock	—	—	—	122,536

Total contractual cash obligations	$39,804	$63,957	$725,893	$2,136,271

(1)	As a result of our November 2004 refinancing, none of our current outstanding indebtedness matures by its terms prior to 2009.

      On November 8, 2004, our wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellular’s senior secured credit facility and to repurchase $175.8 million of previously outstanding debt securities.

      In addition, we are required to make cash interest payments on our 10.875% senior notes due 2010 and our 8.875% senior notes due 2013, Dobson Cellular is required to pay cash interest on its 9.875% second priority senior secured notes due 2012, 8.375% senior secured notes due 2011 and its floating rate senior secured notes due 2011, and American Cellular is required to pay cash interest on its 10% senior notes due 2011 and its 9.5% senior subordinated notes due 2009. Based on outstanding principal amounts at December 31, 2004, cash interest on:

•	our 10.875% senior notes will total $32.5 million annually through maturity in 2010;

•	our 8.875% senior notes will total $37.2 million annually through maturity in 2013;

•	Dobson Cellular’s 9.875% second priority senior secured notes will total $32.1 million annually through maturity in 2012;

•	Dobson Cellular’s 8.375% senior secured notes will total $20.9 million annually through maturity in 2011;

•	Dobson Cellular’s floating rate senior secured notes will vary through maturity in 2011 based on the applicable interest rate, which is reset quarterly, of LIBOR plus 4.75% (based on the interest rate in effect on December 31, 2004, cash interest on these notes would total $18.3 million annually);

•	American Cellular’s 10% senior notes will total $90.0 million annually through maturity in 2011; and

•	American Cellular’s 9.5% senior subordinated notes will total $1.7 million annually through maturity in 2009.

      In addition to the above cash obligations, we have been required to pay cash dividends on our 12.25% preferred stock since January 2003 and on our 13% preferred stock since May 2004. Based on the shares outstanding as of December 31, 2003, our cash dividends would have totaled $34.0 million during 2004, $34.6 million annually during 2005, 2006 and 2007, $29.0 million in 2008 and $13.6 million in 2009. However, during the year ended December 31, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock, which reduced the amount of dividends we must pay on these series of preferred stock. On September 29, 2004, and December 20, 2004, we announced that we would not declare or pay dividends due in the fourth quarter of 2004 and the first quarter of 2005, respectively, on our 12.25% preferred stock or our 13% preferred stock. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent we are permitted under applicable law to redeem the preferred stock on such dates. We will not be required to pay dividends on shares of preferred stock tendered in the exchange offer.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet financing arrangements or liabilities. In addition, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

Effect of New Accounting Standards

      In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to cease the amortization of existing goodwill and intangible assets with indefinite lives effective January 1, 2002. As a result of the adoption of SFAS No. 142, and as discussed above, we reassessed the useful lives of our intangible assets. For the year ended December 31, 2001, the aggregate amount of amortization expense, net of income tax benefit, attributable to our wireless license cost was $64.9 million. Without this amortization and before considering American Cellular’s impact of this change, our 2001 operating results would have been:

Year Ended December 31, 2001

($ in thousands except per
share data)
Net loss	$(63,360)
Net loss applicable to common stockholders	(149,685)
Net loss applicable to common stockholders per common share	$(1.59)

      In addition, during the year ended December 31, 2001, American Cellular recorded $58.3 million of amortization expense related to its goodwill and $34.5 million of amortization expense, net of income tax benefit, related to its wireless license acquisition costs. Without this amortization, American Cellular’s 2001 operating results would have been:

Year Ended December 31, 2001

($ in thousands except per
share data)
Net loss	$(44,858)
Net loss applicable to common stockholders	(46,997)
Net loss applicable to common stockholders per common share	$(469,966)

      In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. It requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We implemented this standard effective January 1, 2003. The adoption of SFAS No. 143 has not had, and is not expected to have, a material effect on our financial condition or operations.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement replaces SFAS No. 121. However, it maintains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board, or APB, Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business,” for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. During the fourth quarter of 2001, we entered into definitive agreements to sell five markets, one of which was owned by American Cellular. With these agreements, we elected to early adopt this standard during the fourth quarter of 2001, effective January 1, 2001, to properly reflect the operations, assets and liabilities of these markets as discontinued operations in our consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 was effective for fiscal years beginning after May 15, 2002, and upon adoption, companies had to reclassify extraordinary losses and gains on extinguishment of debt to results from continuing operations. Therefore, upon implementing this standard on January 1, 2003, we reclassified our extraordinary gain (loss) from debt extinguishments as, “Gain (loss) from extinguishment of debt,” included in our loss from continuing operations.

      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. We adopted EITF 00-21 in July 2003 and it did not have, and is not expected to have, a material impact on our financial condition or operations.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement was effective for interim periods beginning after June 15, 2003 and required that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be reflected as a charge on a company’s statement of operations. Prior to June 15, 2003, the charges related to the mandatorily redeemable preferred stock were not reflected in our net income (loss), but were reflected in determining net income (loss) applicable to common stockholders. At December 31, 2003, the carrying value of the Company’s mandatorily redeemable preferred stock was $253.3 million. The related dividends that would have been reflected as financing expense were $40.5 million for the six months ended June 30, 2003. Subsequent to the adoption of SFAS No. 150 for the six months ended December 31, 2003, we have reflected $30.6 million of such dividends as a financing expense.

      In accordance with the provisions of EITF Topic D-42, as amended at the July 31, 2003 EITF meeting, we have reduced the gain on the redemption of preferred stock previously reported in the fourth quarter of 2002 and first quarter of 2003 by the pro rata portion of the respective preferred stock issuance costs associated with the redeemed shares. The gains on the redemptions of preferred stock were reduced by $2.5 million and $1.6 million, respectively, which reduced earnings per share for the respective periods by $0.03 and $0.02.

      At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill.” EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. As noted in Critical Accounting Policies, we have used the “start-up” method to determine the fair value of our licenses. As a result, our financial condition or results will not be impacted by the implementation of EITF Topic D-108.

      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

      As a larger public entity, we will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005, which is the third quarter of 2005.

      Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, we have historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase our noncash compensation expense in future periods. We have not determined the method that we will use to estimate the fair value of stock options as part of our adoption of Statement 123(R). As disclosed in the notes to our consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased our noncash compensation expense by approximately $6.1 million in 2003. Based solely on the number of options currently granted, we expect the 2005 incremental expense associated with the adoption of Statement 123(R) to be less than $2 million. The provisions of our credit facilities, outstanding notes, and preferred stock do not include noncash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on our financial condition or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

      Our primary market risk relates to changes in interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

      At September 30, 2004, we had long-term debt outstanding of $2.4 billion, of which, $565.5 million bore interest at floating rates. These rates averaged 4.6% for the nine months ended September 30, 2004. One percentage point of an interest rate adjustment would have changed our cash interest payments on an annual basis by approximately $5.7 million.

      We used a portion of the proceeds from the sale by Dobson Cellular of $825.0 million of senior secured notes in November 2004 to repay all outstanding borrowings under Dobson Cellular’s credit agreement. Of the senior secured notes sold by Dobson Cellular, $250.0 million bear interest at a variable rate, reset quarterly, of LIBOR plus 4.75%. These notes are the only variable rate debt we had outstanding upon completion of the offering and repayment of the borrowings under the Dobson Cellular credit agreement. As a result, after giving effect to this refinancing, a one percentage point change in interest rates would have changed our cash interest payments on an annual basis by approximately $2.5 million.

BUSINESS

      We are one of the largest providers of rural and suburban wireless communications services in the United States. Our wireless systems are generally adjacent to major metropolitan areas characterized by a high concentration of expressway corridors and roaming activity. We operate primarily in regions that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates, less competition for subscribers than wireless systems located in larger metropolitan areas and a higher proportion of roaming revenue. Our long-term preferred roaming agreements with our two largest roaming partners, Cingular Wireless and AT&T Wireless, provide additional opportunities to increase our revenues.

Operations

      These tables set forth information with respect to our existing wireless markets. Information with respect to populations in licensed areas is as of December 31, 2004 and is our estimate based upon the MapInfo 2003 results, adjusted to exclude those portions of rural service areas, or RSAs, and MSAs not covered by our licenses, as well as discontinued operations. Information with respect to subscribers is as of December 31, 2004. We determine market penetration by dividing the total number of subscribers in each of our FCC wireless licensed areas at the end of the period by the estimated total population covered by the applicable wireless license.

      The following table sets forth the information described above with respect to our existing markets as of December 31, 2004:

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Alaska(1)
Anchorage, AK MSA	268,300		268,300
AK 1 RSA	91,800		91,800
AK 2 RSA	127,400		127,400
AK 3 RSA	73,300		73,300
Arizona
AZ 1 RSA	168,400		168,400
Illinois
Alton, IL MSA		21,800	21,800
Kansas
KS 5 RSA	117,000		117,000
Kentucky
KY 4 RSA		269,200	269,200
KY 5 RSA		167,200	167,200
KY 6 RSA		287,000	287,000
KY 8 RSA		126,500	126,500
Maryland
Cumberland, MD MSA	100,500		100,500
Hagerstown, MD MSA	133,500		133,500
MD 1 RSA	30,100		30,100
MD 3 RSA	209,100		209,100

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Michigan(2)
MI 1 RSA		202,100	202,100
MI 2 RSA	115,300		115,300
MI 3 RSA	181,700		181,700
MI 4 RSA	144,400		144,400
MI 5 RSA	174,400		174,400
MI 10 RSA	139,200		139,200
Michigan PCS(3)	588,000		588,000
Minnesota
Duluth, MN MSA		244,500	244,500
MN 2 RSA		32,800	32,800
MN 3 RSA		58,700	58,700
MN 4 RSA		16,700	16,700
MN 5 RSA		217,600	217,600
MN 6 RSA		285,200	285,200
Missouri
MO 1 RSA	43,200		43,200
MO 2 RSA	23,000		23,000
MO 4 RSA	73,200		73,200
MO 5 RSA	13,700		13,700
New York(4)
NY 3 RSA	476,400		476,400
Orange County, NY MSA		349,800	349,800
Poughkeepsie, NY MSA		284,200	284,200
NY 5 RSA		395,900	395,900
NY 6 RSA		112,100	112,100
Ohio
Youngstown, OH MSA	478,100		478,100
OH 7 RSA		262,000	262,000
OH 10 RSA		62,700	62,700
OH 11 RSA	111,500		111,500
Oklahoma
OK 2 RSA	49,200		49,200
OK 5 RSA(5)	34,500		34,500
OK 6 RSA	225,000		225,000
OK 7 RSA(5)	118,500		118,500
Enid, OK MSA	58,000		58,000
NE Oklahoma PCS(6)		265,500	265,500

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Pennsylvania
Sharon, PA MSA	118,600		118,600
Erie, PA MSA	278,200		278,200
PA 1 RSA	194,500		194,500
PA 2 RSA	85,900		85,900
PA 6 RSA	382,500		382,500
PA 7 RSA	217,200		217,200
PA 9 RSA		187,100	187,100
PA 10 RSA	49,900		49,900
Texas
TX 2 RSA(7)	89,000		89,000
TX 9 RSA	197,200		197,200
TX 10 RSA	346,100		346,100
TX 16 RSA	361,700		361,700
West Virginia
WV 2 RSA		76,700	76,700
WV 3 RSA		264,700	264,700
Wisconsin
Eau Claire, WI MSA		150,100	150,100
Wausau, WI MSA		127,700	127,700
WI 1 RSA		121,800	121,800
WI 2 RSA		87,200	87,200
WI 3 RSA		146,600	146,600
WI 4 RSA		126,800	126,800
WI 5 RSA		85,700	85,700
WI 6 RSA		34,000	34,000

Total population	6,687,500	5,069,900	11,757,400

Total subscribers	899,300	710,000	1,609,300

Total penetration	13.4%	14.0%	13.7%

(1)	We also own or lease some Alaska PCS licenses, which are not currently built out with our network. These PCS licenses pertain to the following BTAs: BTA 14, BTA 136 and BTA 221. These PCS licenses have a total population of 651,900, however, they overlap populations already covered by our cellular licenses of 567,300. Since our network does not cover these populations, the incremental population outside of our cellular license coverage area of 84,600, is not included in the table above.

(2)	In connection with the RFB acquisition on December 29, 2004, we expect to acquire all or portions of PCS licenses pertaining to the following Michigan BTAs: BTA 11, BTA 132, BTA 307, BTA 345, BTA 390, BTA 409 and BTA 446. These PCS licenses have a total population of 1.3 million, however, 1.0 million of this population is already covered by our existing licenses. Since our network does not currently cover the remaining population of 0.3 million, this population is not included in the table above.

(3)	Michigan PCS licenses pertain to all or portions of the following BTAs, which were acquired in our acquisition of certain assets of NPI: BTA 11, BTA 169, BTA 241, BTA 307, BTA 310, BTA 345, BTA 390, BTA 409 and BTA 446. These PCS licenses have a total population of 1.2 million, however, they overlap populations already covered by our cellular licenses. Therefore, the incremental population outside of our cellular license coverage area of 588,000 is the population noted on our table above.

(4)	We also own Syracuse BTA 438, which covers a total population of 781,000. Our network does not currently cover these populations, thus, they are not included in the table above.

(5)	This market is owned by a partnership, of which Dobson Cellular owns approximately a 65% interest.

(6)	NE Oklahoma PCS consists of the following BTAs: BTA 31, BTA 88 and portions of BTA 220, BTA 311 and BTA 448.

(7)	This market is owned by a partnership, of which Dobson Cellular owns approximately a 62% interest.

Services and Features

      We solidify our commitment to our customers by placing a high priority on offering the latest products, services and competitive rate plans. We have completed the deployment of a fully digital network and have introduced a wireless Internet product in an on-going effort to consistently deliver advanced services and technologies to our customers. We attempt to maximize the choices available to our customers by offering the latest lines of hand-held wireless phones from a wide variety of manufacturers. We design our rate plans to fit the specific needs of our customers, which we balance with our on-going objective to increase profitability.

      Our primary service offering is wireless telephone service. We currently offer digital service using both the GSM/ GPRS/ EDGE digital standard and the TDMA digital standard in all of our wireless markets. In addition, we offer various custom-calling features, including voice mail, call forwarding, call waiting, three-way calling, no answer transfer, caller ID, message waiting indicator, sleep mode for longer battery life, voice-activated dialing, and mobile originated and mobile terminated short message service. The deployment of GSM/ GPRS/ EDGE technology allows us to provide more advanced wireless data services, thereby giving our subscribers the ability to access the Internet, to send and receive pictures and video and to download games and music.

Marketing

      The following are key components of our marketing strategy:

      Branding. We offer wireless service under the CELLULARONE® trademark in all of our markets other than western Oklahoma and the Texas Panhandle, where we use and own the service mark DOBSON CELLULAR SYSTEMS®. We believe the national support offered by the Cellular One Group has enhanced our advertising exposure. We also believe that we have obtained significant marketing benefits from the high name recognition associated with this widely used service mark.

      We use the CELLULARONE® trademark pursuant to licensing agreements with the Cellular One Group. We pay licensing and advertising fees based upon the population of the licensed areas. Our licensing agreements with the Cellular One Group are for current five-year terms expiring on various dates on or after January 1, 2009. These agreements may be renewed at our option for an additional five-year term. From time-to-time, we may consider alternative brand name strategies and service marks.

      Advertising. Our advertising strategy is focused on establishing a strong local presence in each of our markets. We direct our media efforts at the market level by advertising in local publications and sponsoring local and regional events. We also use mass media outlets such as television, radio, newspaper, magazine and outdoor advertising, as well as direct marketing, to augment our efforts at the community level.

      We focus our marketing programs on attracting subscribers that we believe are likely to generate high monthly revenue. We undertake extensive market research to identify and design marketing programs to attract these subscribers and tailor distinctive rate plans and roaming rates to emphasize the quality, value and advantage of our wireless service. We market our service offerings primarily through our direct sales force and company-owned retail stores. We also market our service offerings through our Internet site and a network of dealers, such as electronics stores, car dealerships and department stores. In addition to these traditional channels, our marketing team continuously evaluates other, less traditional, methods of distributing our services and products, such as direct mail programs.

      Segmented Rate Plans. We offer our subscribers a diverse array of rate plans, so that each subscriber can choose the plan that best fits that subscriber’s expected calling needs. We focus our offers to take advantage of our GSM/ GPRS/ EDGE network. Our offerings include our national rate plans, which use our networks, and those of Cingular Wireless and AT&T Wireless, plus regional and local rate plans at a variety of pricing tiers. Our rate plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include some features such as voice mail, caller ID, call forwarding and call waiting. These plans offer value to the customer while enhancing airtime usage and revenue. Our focus on offering plans that best fit our subscriber’s needs remains our main objective.

Sales and Distribution

      We sell and distribute our wireless services, phones and accessories primarily through three distribution channels: retail stores, direct sales and independent dealers. For the year ended December 31, 2004, almost 75% of our gross subscriber additions were added through our retail stores, while our direct sales force was responsible for approximately 10% and our independent dealers added 15%.

      As of December 31, 2004, we had approximately 230 retail stores and outlets, most of which can also handle general customer service matters, including inquiries regarding bills and existing service. Some of these stores are also authorized warranty repair centers. Our stores and our well-trained sales staff provide customer-friendly retail environments through extended hours, and by offering a large selection of products and services at convenient locations, which are designed to make the sales process quick and easy for the subscriber.

      We train our sales force in a manner designed to stress the importance of customer satisfaction. We believe that our direct sales force is able to select and screen new subscribers and select pricing plans that realistically match subscriber needs, and we compensate our sales force in part based on their success in meeting subscriber needs. As a result, we believe that our direct sales force reduces our marketing costs because our subscriber retention rate is higher than when we use independent dealers. As of December 31, 2004, we had approximately 110 employees in our direct sales force.

      As of December 31, 2004, we had contracts with approximately 385 independent dealers, or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as electronics stores, national retail chains and independent contractors.

      We have developed an after-sale telemarketing program which we believe helps to reduce our churn rates and enhance customer loyalty. This program, which is conducted by our sales force and customer service personnel, includes courtesy calls to our new customers and allows our sales staff to check customer satisfaction and offer our customers additional calling features.

Customer Service

      Customer service is an essential element of our marketing and operating philosophy. We seek to attract new subscribers and retain existing subscribers by providing high-quality customer service. Our customers benefit from a local staff, including an area manager, customer service field representatives, technical and engineering staff, sales representatives and installation and repair facilities. Local offices and installation and repair facilities allow us to better service our customers, schedule installations and make repairs. As of December 31, 2004, we managed five call centers, which service our markets. The regional presence of these call centers enhances our knowledge of the local markets, which improves our ability to provide customer service, credit and collection and order activation.

      In addition, our customers are able to report wireless telephone service or account problems 24-hours a day to our customer service centers on a toll-free access number with no airtime charge. We believe that our emphasis on customer service affords us a competitive advantage over our larger competitors. We frequently contact our subscribers in order to evaluate and measure, on an ongoing basis, the quality and competitiveness of our services.

Roaming

      Roaming is an important service component for our business. Accordingly, where possible, we attempt to arrange roaming agreements that allow customers to roam at competitive prices. We believe this increases usage on all wireless systems, including our own. We operate many systems that are adjacent to major metropolitan areas and include a high concentration of expressway corridors. These systems tend to have a significant amount of roaming activity.

      Our two most significant roaming partners are Cingular Wireless and AT&T Wireless, which accounted for almost 90% of our roaming traffic in 2003 and the first nine months of 2004. We have entered into long-term roaming agreements with both Cingular Wireless and AT&T Wireless to provide their subscribers with GSM and TDMA services when they roam in our markets. These agreements also allow our subscribers to roam outside of our service area on the networks of Cingular Wireless and AT&T Wireless at rates we believe to be favorable.

      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for limited exclusivity provisions. Although it is not certain what effect this merger will have on our roaming agreements, there is a risk that Cingular Wireless could effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless markets as well. If Cingular Wireless attempted to take any such actions and was successful, it could harm our business and results of operations.

      Cingular Wireless. For the nine months ended September 30, 2004, Cingular Wireless’ customers accounted for approximately 36% of our roaming revenue, or approximately 7% of our total operating revenue. Under our Cingular Wireless roaming agreement, Cingular Wireless and we charge each other favorable roaming rates for usage of both GSM and TDMA in our respective markets. These rates have decreased over time through December 16, 2003, when the rates reached a floor that made them a fixed rate until December 31, 2008. Subject to certain limitations, we are a preferred roaming partner for GSM and TDMA services for substantially all of Cingular’s customers that roam in our markets. Our roaming agreement with Cingular Wireless requires that we maintain and provide certain call features and related services to roaming customers, such as call waiting, call forwarding, three-way calling, caller ID and voice mail. This roaming agreement may be terminated or suspended by either party if the FCC revokes a license covering a material portion of either party’s markets, or if either party fails to control subscriber fraud, fails to adhere to system technical requirements and upgrades or breaches any of the material terms of the roaming agreement. The roaming agreement expires on December 31, 2011.

      AT&T Wireless. For the nine months ended September 30, 2004, AT&T Wireless’ customers accounted for approximately 46% of our roaming revenue, or approximately 9% of our total operating revenue. Dobson Cellular’s roaming agreements with AT&T Wireless for both GSM/ GPRS/ EDGE and TDMA expire in July 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using a party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or non-renewal of a party’s GSM license.

      The roaming agreements provide for negotiated roaming rates for GSM/ GPRS/ EDGE and TDMA in the respective markets of Dobson Cellular and AT&T Wireless. The rates are non-reciprocal. The TDMA rates are set through June 30, 2008. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.

      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of Dobson Cellular’s markets. Subject to the provisions of the roaming agreements, Dobson Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 2.3 million of the population covered by Dobson Cellular’s wireless licenses.

      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with Dobson Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population). In such event, AT&T Wireless customers would no longer need to roam on Dobson Cellular’s systems in these markets.

      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek GSM/ GPRS/ EDGE roaming service from Dobson Cellular prior to seeking such service from another carrier other than Cingular so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the agreements.

      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek TDMA roaming service from Dobson Cellular prior to seeking such service from another carrier so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the agreements.

      AT&T Wireless may terminate the preferred GSM roaming provider and limited exclusivity provisions of the agreements if Dobson Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires Dobson Cellular.

      American Cellular’s roaming agreement with AT&T Wireless for TDMA expires in February 2020, although the roaming rates are established only through June 2007. The roaming agreement for GSM/ GPRS/ EDGE expires in July 2008, although the roaming rates are established only through June 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using either party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or nonrenewal of either party’s GSM license. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.

      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly, engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of American Cellular’s markets. Subject to the provisions of the roaming agreements, American Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 0.4 million of the population covered by American Cellular’s wireless licenses.

      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with American Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population); however, in such event, American Cellular will have the right to purchase from AT&T Wireless and its affiliates the markets constituting the overlap.

      AT&T Wireless has agreed that its customers, when roaming in any of American Cellular’s markets, will seek TDMA or GSM/ GPRS/ EDGE roaming service from American Cellular prior to seeking such service from another carrier so long as American Cellular is in compliance with the construction, operational and other requirements under the agreements.

      AT&T Wireless may terminate the preferred GSM roaming provider and limited exclusivity provisions of the agreements if American Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires American Cellular.

Billing System

      In November 2002, we signed a five year contract with Convergys Corporation for use of their billing and customer care systems under a service bureau arrangement. During the last half of 2003, we completed the conversion from previous billing vendor, Verisign Telecommunications Services, or VTS, to the Convergys Atlys® billing and customer care systems operating in a Convergys data center to support wireless voice and data services as well as emerging technology offerings. Consistent with the billing services previously offered by VTS, Convergys provides billing for all our subscribers in all our markets. Convergys handles all the administration and maintenance of the Atlys® application and the associated infrastructure. Convergys and their partners are responsible for the processing and printing of all customer invoices.

Network Operations

      Network Communications Equipment. Our network communications equipment is provided by a variety of leading network suppliers, including Nortel Networks and Ericsson.

      Connection Agreements. Our wireless network connects to the public-switched telephone network system through local exchange carriers. We have interconnection agreements with BellSouth, SBC (Ameritech, Southwestern Bell), Verizon (Bell Atlantic, GTE), Sprint, and Qwest (US West) and other local exchange carriers within our markets. The expiration dates of these agreements vary from one to three years. Upon expiration, the agreements automatically renew for six months to one year and can terminate with the mutual written consent by either party.

      Network Operations. Our network operations are monitored by regional network personnel, who provide monitoring on a real-time basis for items including alarm monitoring, power outages, tower lighting problems and traffic patterns.

      Cell Sites and Transmission Towers. As of December 31, 2004, on a consolidated basis, we operated 2,379 cell sites, of which 622 were on towers owned by us.

System Development and Technology

      System Development. We develop or build out our service areas in response to projected subscriber demand and competitive factors by adding voice circuits to existing cell sites and by building new cell sites to increase capacity with an emphasis on improving coverage for hand-held phones in high-traffic areas. We develop projected subscriber service demand for each market area on a cell-by-cell basis.

      We expect our network expansion to enable us to continue to add and retain subscribers, enhance subscriber use of our systems, increase roaming traffic due to the large geographic area covered by our network and further enhance the overall efficiency of our systems. We believe that the increased coverage and capacity will continue to have a positive impact on market penetration and subscriber usage.

      Digital Technology. During 2003 and 2004, we deployed our GSM/ GPRS/ EDGE network over our network. With this enhanced data network, we will offer 28Kb to 36Kb GPRS data speeds and 100Kb to

120Kb EDGE data speeds to our subscribers and to subscribers of our roaming partners. GSM/ GPRS/ EDGE is the network technology choice for our two largest roaming partners, Cingular Wireless and AT&T Wireless.

      Our TDMA digital technology divides each channel into three voice circuits providing service to three simultaneous users instead of using the same spectrum for one analog voice circuit. Our digital services include digital voice circuits, short messaging services, message-waiting indicator, increased battery life and caller ID services.

Competition

      We compete with one or more companies in our markets throughout our regions. In various markets, these companies include Alaska Communications Systems, Alltel, Cingular Wireless, Nextel, Rural Cellular, Sprint PCS and its affiliates, T-Mobile, US Cellular, Verizon Wireless and Western Wireless.

      The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. Many of our competitors have been operating for a number of years, operate nationwide systems, currently serve a substantial subscriber base and have significantly greater financial, personnel, technical, marketing, sales and distribution resources than we do. In addition, the FCC requires all wireless carriers to provide for wireless number portability for their customers. Number portability enables wireless customers to change wireless carriers and retain their wireless telephone numbers. Number portability may result in an increase in churn throughout the industry. Some competitors have begun to market enhanced data services, such as single carrier radio transmission technology, or 1XRTT.

      We compete against other facilities-based cellular carriers, PCS carriers and enhanced specialized mobile radio, or ESMR carriers in each of our markets. We compete for customers based principally upon price, the services and enhancements offered, the quality of our system, customer service, system coverage and capacity. This competition may increase to the extent that licenses are transferred from smaller, standalone operators to larger, better-capitalized and more experienced wireless operators that may be able to offer consumers certain network advantages.

      The FCC has created potential sources of new competition by auctioning additional PCS licenses, as well as licenses for wireless communications services, local multipoint distribution service, 39 GHz service and 220 to 222 MHz service. Further, the FCC is in the process of re-auctioning PCS licenses in the 1.9 GHz band, and has announced plans to auction licenses in the 4.9 GHz and 700 MHz bands that may be usable for mobile services. The FCC has also allocated an additional 90 MHz of spectrum (in the 1.7 GHz and 2.1 GHz bands) for advanced wireless services, and adopted service and auction rules for these bands. The FCC has announced that an auction of licenses to use this spectrum could commence as early as mid-2006. The FCC has also initiated a number of rulemaking proceedings to allocate additional spectrum to wireless use, much of which can be licensed for commercial wireless purposes. In the future, we may also compete more directly with traditional landline telephone service providers.

      We also face, to a lesser extent, competition from mobile satellite service, or MSS, providers, as well as from resellers of these services and wireless service. The FCC has granted MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

      Continuing technological advances in telecommunications make it impossible to predict the extent of future competition. However, due to the depth and breadth of the competitive services offered by operators using these other technologies, future competition from these operators could be intense.

Regulation

      The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an impact on many aspects of this regulation. In addition, the federal and state regulatory schemes are regularly the subject of administrative rulemakings and judicial proceedings that are significant to us.

      Federal Regulation. The licensing, construction, modification, operation, ownership and acquisition of wireless telephone systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended, or the Communications Act. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.

      Federal Licensing Requirements. We hold a variety of cellular, PCS, and microwave licenses, as authorized by the FCC. The FCC licenses cellular systems in accordance with 734 geographically defined market areas comprised of 306 MSAs and 428 RSAs. In each market, the FCC licenses two cellular systems operating on different 25 MHz frequency blocks designated as Block A and Block B. Apart from the different frequency blocks, there is no technical difference between the two cellular systems and the operational requirements imposed on each by the FCC are the same. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the cellular geographic service area, or CGSA. The CGSA may conform exactly to the boundaries of the FCC-designated MSA or RSA, or it may be smaller if a licensee has chosen not to provide services to certain areas. In almost all of our markets, our CGSA is virtually coterminous with the MSA or RSA boundary. In markets where this is not the case, the unserved area is extremely sparsely populated.

      PCS licenses are awarded by the FCC for protected geographic service areas called major trading areas, or MTAs, and basic trading areas, or BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The PCS MTAs and BTAs cover different geographic areas than the MSAs and RSAs, and so a licensee for a cellular MSA license and a PCS BTA license in the same general geographic area may have overlapping coverage but not co-extensive coverage. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Some of the C Block licenses were subsequently divided into two 15 MHz blocks or three 10 MHz blocks.

      The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their service area within five years, and two-thirds of the population within ten years, of their initial license grants. All 10 MHz and 15 MHz Block licensees construct facilities that offer coverage service to 25% of the service area within five years of their initial license, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements are subject to forfeiture of the license. We are in compliance with the applicable construction requirements that have arisen for the PCS licenses we currently hold. We expect to meet all future construction requirements as well.

      The FCC generally grants cellular and PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional 10-year term. To date, the FCC has renewed for a new ten-year term each of our licenses for which a renewal application was required. If the FCC were to find, after appropriate notice and hearing, that good cause existed, the FCC may deny our license renewal applications. However, the FCC will award a renewal expectancy to us if we meet certain standards of past performance. If we receive a renewal expectancy for our cellular licenses, the FCC will renew our existing cellular licenses without accepting competing applications. If we receive a renewal expectancy for our PCS licenses, our licenses would likely be renewed even if a competing application was filed by another party. To receive a renewal expectancy, we must show that we have provided “substantial” service during our past license term, and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines “substantial” service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license, subject to a comparative hearing, and the FCC may award the license to another entity. To our knowledge, we have satisfied the “substantial service” standard in all of our markets.

      The FCC may deny applications for FCC authority, and in extreme cases revoke licenses, if it finds that an entity lacks the requisite “character” qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. To our knowledge, there are no activities and no judicial or administrative proceedings involving either the licensees in which we hold a controlling interest or us that would warrant such a finding by the FCC.

      Cellular and PCS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One requirement of cellular providers is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of cellular base station transmitting facilities and the type of signals they emit must fall within specified parameters. PCS providers may not exceed a certain field strength limit at the market boundary without the consent of the neighboring PCS licensee. The FCC recently released an order addressing ways of reducing interference caused to public safety radio licensees in the 800 MHz band by enhanced specialized mobile radio, or ESMR, services (such as those offered by Nextel) and, more rarely, by cellular and other commercial mobile radio service, or CMRS, carriers operating within licensed parameters. The order places certain obligations on both ESMR and cellular providers to abate “unacceptable interference” caused to public safety communications to the extent such interference, even if in part, is caused by the SMR or cellular providers. Under certain conditions, ESMR and cellular providers may also need to provide prior notice of new cell site construction or modification. The new regulatory mandates adopted in this order could increase our costs. Furthermore, the order changes ESMR spectrum assignments and may enhance the ability of ESMR service providers to compete with us.

      In September 2002, the FCC adopted a Report and Order that removed or significantly reduced the impact of many outdated cellular rules, eliminated a number of technical requirements and granted additional technical and operational flexibility. Among the changes is a phase-out over a five-year period, which commenced on February 18, 2003, of the requirement that all cellular carriers provide analog service throughout their territory. These new rule changes have enabled us to operate more efficiently and to utilize our licensed spectrum more effectively in providing services that meet our customers’ requirements. The phase-out of cellular analog service is tied, in part, to accommodating the needs of the hearing impaired and their ability to utilize hearing aids with digital wireless phone service. In this regard, the FCC adopted another Report and Order in August 2003 requiring digital wireless phone manufacturers and providers of digital wireless services such as ourselves to take steps to develop and offer digital wireless handsets that are compatible with hearing aid devices. This order will increase our costs by requiring us to train our sales force on compatible digital handsets, comply with related reporting requirements, and engage in outreach efforts, and may increase the price of wireless handsets for consumers.

      The FCC also regulates a number of other aspects of the cellular business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and ESMR services. Under this regulatory structure, all of our cellular and PCS licenses are classified as CMRS licenses. As a CMRS provider, the FCC regulates us as a common carrier. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.

      The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by cellular licensees, as well as broadband PCS and ESMR licensees, although the extent of lawful state regulation of such “wireless local loop” service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.

      Until April 4, 2005, the FCC prohibits a PCS licensee from interfering with existing licensees that operate certain fixed microwave systems within its license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost-sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. To our knowledge, we have completed most of our relocation obligations (and related payments) for our PCS markets other than those acquired in recent transactions.

      Federal Ownership Restrictions. While the FCC does not restrict an entity’s ability to own interests in both cellular frequency blocks in an MSA market (the so-called “cellular cross interest rule”), the FCC has applied the cross interest rule to ownership interests in RSAs. However, effective February 14, 2005, the FCC eliminated the cellular cross interest rule in RSAs. The FCC also no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest (formerly known as the “spectrum cap”). The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the cellular cross interest rule (for RSAs) and the spectrum cap were designed to address. We believe these changes adopted by the FCC could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators. Further, the FCC now permits licensees to lease spectrum under certain conditions. Spectrum leasing provides additional flexibility for wireless providers, including us, to structure transactions, along with additional business and investment opportunities. We have availed ourselves of spectrum leasing opportunities where they have served a purpose for us.

      The FCC may prohibit, or impose conditions on, transfers of licenses. The Communications Act requires prior FCC approval for substantive, non-pro forma transfers or assignments to or from us of a controlling interest in any license or construction permit, or of any rights thereunder. Although we cannot ensure that the FCC will approve or act in a timely fashion upon any future requests for approval of applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide cellular or PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected. In April 2004, the FCC instituted a streamlined transfer and assignment process, which allows certain assignment or transfer of control applications that do not raise competitive issues or involve certain classes of licenses and/or licensees, to be granted automatically within a very short time frame. In a Report and Order released September 2, 2004, the FCC adopted new immediate approval procedures for certain classes of transfer of control and assignment of license applications. Under these new procedures, certain assignment or transfer of control applications will be granted immediately, subject to reconsideration by the FCC, either on its own motion or at the request of interested parties. Once effective, these rules could provide more expeditious access to any spectrum we may acquire through purchase or acquisition. While the Report and Order will become effective on February 25, 2005, the new streamlining procedures will not take effect until additional approvals are obtained.

      FCC rules restrict the voluntary assignments or transfers of control of certain PCS licenses in the C and F Blocks, the so-called Entrepreneurs’ Blocks, which were awarded in auctions in which bidding was limited to entities below a certain size and in which certain bidding enhancements (i.e., bidding credits and installment payment plans) were offered. We previously qualified for and presently hold some Entrepreneurs’ Block licenses, and so the restrictions on transfer of such licenses that apply during the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), would not inhibit our ability to obtain such licenses. However, the FCC also requires that “entrepreneurs” must repay to the government all or part of any bidding credit it benefited from in the auction if they seek to transfer control of or assign an Entrepreneurs’ Block license to an entity that does not qualify for the same level of benefits at the time the transfer is made. Moreover, if a license is being paid for in installments as provided to certain holders of these “entrepreneurs” licenses, the FCC will condition its approval of a transfer or assignment on remittance of all unpaid principal and accrued interest on the license if the proposed transferee or assignee does not qualify for the installment payment plan. These rules could affect our ability to assign or transfer control of our Entrepreneurs’ Block licenses or acquire such licenses from other entities.

      The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25 percent of our equity without the need for any action by the FCC. If the FCC determines that the public interest would be so served, it may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25 percent benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25 percent benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. However, even for these types of investment, the FBI and the Department of Justice have, since the terrorist attacks of 9/11, taken a more proactive approach in assuring that foreign investment would not affect law enforcement access to necessary telecommunications facilities. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25 percent benchmark. While these restrictions could adversely affect our ability to attract additional equity financing, we have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock, or that our ownership, as a whole, exceeds the statutory maximum. However, as a publicly-traded company we cannot know the exact amount of our stock that is held by foreign entities.

      General Regulatory Obligations. The Communications Act and the FCC’s rules impose a number of requirements upon cellular and PCS licensees. These requirements could increase our costs of doing business.

      We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the cellular and PCS industries, as well as fees necessary to support federal universal service programs, number portability regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees. These fees may be recoverable from our subscribers, in whole or in part, as separate line-item charges.

      The FCC has adopted requirements for cellular, PCS and other CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate 911 callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages. In addition, because the implementation of these obligations requires the availability of certain facilities for the local emergency services provider, our specific obligations are set on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. We are currently constructing facilities to implement these capabilities in several markets, although we cannot state at this time whether we will be able to meet all of the requirements imposed by the FCC, whether some additional relief from these regulations will be required, or whether the FCC or the local public safety authorities would grant such relief if we request that it do so. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.

      Under certain circumstances, federal law also requires cellular and PCS carriers to provide law enforcement agencies with capacity and technical capabilities to support lawful wiretaps. We obtained an interim waiver of these requirements through the period that ended November 19, 2003 for packet-mode services and requested an additional two-year extension of this waiver through November 19, 2005. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. The FCC has initiated a rulemaking proceeding which may result in new costs and obligations with respect to our packet-mode and other IP-based services. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.

      Because the availability of telephone numbers is dwindling, the FCC has changed the way that telephone numbers generally are allocated through “number pooling” rules. Number pooling is only mandatory at this point within the wireline rate centers in which we have drawn numbers and which are located in counties that are included in the “Top 100 MSAs” as defined by the FCC’s rules. A number of our markets may be partially or wholly contained within the Top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.

      In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, i.e., the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under the local number portability rules, since November 24, 2003, CMRS carriers serving areas located in one of the Top 100 MSAs have been required to port their telephone numbers, provided that they received a request by February 24, 2003 from another carrier to do so. Outside of the Top 100 MSAs, CMRS carriers that received a request from another carrier by November 24, 2003 were required to port numbers by May 24, 2004. Requests made after November 24, 2003 must be satisfied within six months. In addition, all CMRS carriers have been required since November 24, 2003 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements have resulted in added capital expenditures for us to make necessary system changes. We have received number portability requests in many of our markets and have met the November 24, 2003 and May 24, 2004 deadlines, as applicable.

      The FCC has adopted rules to govern customer billing by CMRS providers and is considering whether to extend billing rules currently applicable to landline carriers to CMRS carriers; the FCC is also considering whether to adopt rules that would preempt state regulation of how CMRS providers recover FCC-related regulatory costs via line-item charges on bills. Adoption of some of the FCC’s proposals could increase the complexity and costs of our billing processes and/or limit the manner in which we bill for services.

      The FCC is required to implement policies that mandate local exchange carriers to pay reciprocal compensation for the exchange of traffic with other carriers, including CMRS carriers such as us, at rates more closely related to cost. In a rulemaking proceeding pertaining to interconnection between local exchange carriers, or LECs, and CMRS providers such as us, the FCC concluded that LECs are required to compensate CMRS providers for the reasonable costs incurred by these providers in terminating traffic that originates on LEC facilities, and vice versa. The FCC is currently considering changes to LEC-

CMRS interconnection and other so-called “intercarrier compensation” schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. In 2003, the FCC ruled that CMRS carriers such as ourselves cannot order “dedicated transport” facilities and at unbundled network element, or UNE, prices from LECs for connections from our wireless base stations and switches to the LEC’s telephone network. Furthermore, our ability to order transport between LEC facilities on an unbundled basis at UNE prices is limited by the extent to which alternative non-LEC transport facilities are available over certain routes (which can eliminate the LECs’ obligation to unbundle dedicated transport on those routes).

      The FCC has adopted rules that require interstate communications carriers, including cellular and PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments, as the FCC has required. The FCC retains the right to audit our universal service filings and, as a result of such an audit, to require additional payments. The FCC initiated a rulemaking proceeding in which it solicited public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC’s rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We have complied with these new requirements. They have had and will continue to have an impact on our ability to recover our administrative costs for administering our participation in the program.

      Wireless carriers may be designated as “Eligible Telecommunications Carriers,” or ETC, and may receive universal service support for providing service to consumers that use wireless service in high cost areas as their only phone service, as well as to consumers in these areas who also maintain wireline service. Support is available on both the federal and state level. Application for federal funds in certain states must be made to the State public service commission; eligibility for federal funds in other states will, however, be determined by the FCC. Other wireless carriers operating in states where we operate have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market. We have applied for this designation in certain states in which we provide wireless service to qualifying high cost areas, and have been so designated in portions of Michigan, Wisconsin and Oklahoma and have applications pending in Alaska, Texas and New York. Some designation proceedings can be lengthy and/or adversarial, and could result in increased regulatory obligations. We are contemplating whether to apply in other states, and if so, where else to apply. Success in obtaining ETC status may make available to us an additional source of revenue that could be used to support the service we provide in the high-cost areas.

      Cellular and PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or 800/888 numbers, so that cellular subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.

      There are restrictions on a telecommunications carrier’s use of customer proprietary network information without prior customer approval. FCC rules implementing these restrictions were revised in 2003. Given our current marketing activities, these revised rules have limited potential to impose upon us new costs, obligations or burdens.

      Telecommunications carriers are required to make their services accessible to persons with disabilities. The FCC’s rules implementing these requirements generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, the

FCC has required CMRS providers to begin selling hearing-aid compatible phones beginning in September 2005. Compliance with this requirement may impose additional costs.

      The FCC has determined that interexchange (long distance) service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Telecommunications Act. Rate averaging requires us to average our intrastate long distance CMRS rates between rural and high-cost areas and urban areas. Rate integration requires providers of interexchange services to provide such services to its subscribers in each state at rates no higher than the rates charged in any other state. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and there is no assurance that the FCC will decline to impose these requirements on us and/or across our various CMRS affiliates.

      In 2003, the FCC adopted rules implementing the Telephone Consumer Protection Act of 1991, or TCPA, and established a national do-not-call registry for consumers who wish to avoid telemarketing calls. The registry is nationwide in scope, includes all telemarketers (with the exception of certain nonprofit organizations), and covers both interstate and intrastate telemarketing calls. Consumers can place their telephone numbers on the registry and will continue to have the option of using current company-specific do-not-call registries if they wish to eliminate telemarketing calls from specific companies only. States may adopt more restrictive do-not-call laws governing intrastate telemarketing. The rules adopted by the FCC have an impact on our ability to make telemarketing calls.

      As of January 3, 2005, the FCC requires wireless carriers to report major network outages. The reporting requirements apply to switches, fiber, microwave radios, E-911, SS7 networks, satellite and other special outages if they meet a certain threshold. Other utility companies such as wireline companies have been under such reporting requirements for some time. The FCC uses the reported information to understand the nature of major outages and for the creation of industry standards to mitigate future outages. As a result, we are implementing internal procedures to identify reportable outages and to ensure that we comply with these new reporting obligations. These new requirements could increase our costs of doing business.

      State, Local and Other Regulation. The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction; a few states still require notification when we acquire or transfer licenses. Most states still maintain some form of jurisdiction over customer complaints as to the nature or quality of services and as to billing issues. Since states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices, the outcome of these proceedings is uncertain and could require us to change certain of our marketing practices and ultimately increase state regulatory authority over the wireless industry. States and localities assess on wireless carriers such as us, taxes and fees that may equal or even exceed federal obligations.

      The location and construction of our cellular and PCS transmitter towers and antennas are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

      We cannot ensure that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.

      Future Regulation. From time to time, federal or state legislators propose legislation that could affect us, either beneficially or adversely. We cannot ensure that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect our business. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could adversely affect our operating results.

Employees and Dealers

      As of December 31, 2004, we had approximately 2,600 full-time employees. We consider our employee relations to be good. In addition, as of that date, we had relationships with approximately 385 independent dealers or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores, paging service companies and independent contractors.

Properties

      We maintain our corporate headquarters in Oklahoma City, Oklahoma in a building we lease from an affiliate of Dobson CC Limited Partnership, or DCCLP. We also lease five regional call centers, which are located in Oklahoma City, Oklahoma, Frederick, Maryland, LaGrangeville, New York, Boardman, Ohio and Duluth, Minnesota. As of December 31, 2004, our wireless operations operated approximately 230 retail stores and outlets and approximately 10 administrative offices, most of which are leased. We review these leases from time-to-time and, in the future, may lease or acquire new facilities as needed. We do not anticipate encountering any material difficulties in meeting our future needs for leased space.

Legal Proceedings

      Beginning on October 22, 2004, securities class action lawsuits were filed against us and several of our officers and directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of our publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that we concealed significant decreases in revenues and failed to disclose certain facts about our business, including that our rate of growth in roaming minutes was substantially declining, and that we had experienced negative growth in October 2003; that AT&T, our largest roaming customer, had notified us that it wanted to dispose of its equity interest in us that it had held since our initial public offering, significantly decreasing their interest in purchasing roaming capacity from us; that Bank of America intended to dispose of its substantial equity interest in us as soon as AT&T disposed of its equity interest in us; that we had been missing sales quotas and losing market share throughout the relevant period; and that we lacked the internal controls required to report meaningful financial results. We intend to vigorously defend ourselves against the claims.

      We are in continuing discussions with the SEC regarding an informal inquiry regarding the timing of our disclosure that a controlling interest in us was pledged to secure a loan to DCCLP. We initially disclosed the pledge in September 2001, which we believe was timely, although the SEC disagrees with our position. The loan and pledge that are the subject of this inquiry no longer exist. Based on preliminary settlement discussions with the staff of the SEC, we do not believe that the matter will result in any fine or monetary penalty to us or any other party or otherwise have an adverse effect in any material respect on us.

      We are not currently aware of any additional or material changes to pending or threatened litigation against us or our subsidiaries that could have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

      Our directors and executive officers and their respective ages and positions as of December 31, 2004, are set forth below:

Name	Age	Position

Everett R. Dobson(1)	45	Chairman, President, Chief Executive Officer, Interim Chief Operating Officer and Director
Bruce R. Knooihuizen	48	Executive Vice President and Chief Financial Officer
Timothy J. Duffy	45	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	48	Senior Vice President and Chief Information Officer
Trent W. LeForce	39	Controller and Assistant Secretary
Richard D. Sewell, Jr.	47	Treasurer
Stephen T. Dobson(1)	41	Secretary and Director
Mark S. Feighner	56	Director
Fred J. Hall	53	Director
Justin L. Jaschke	46	Director
Albert H. Pharis, Jr.	54	Director
Robert A. Schriesheim	44	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers.

      Everett R. Dobson has served as a director and officer since 1982. From 1990 to 1996, he served as our director, President and Chief Operating Officer and President of our cellular subsidiaries. He was elected our Chairman of the Board and Chief Executive Officer in April 1996 and our interim chief operating officer in August 2004. Mr. Dobson served on the board of the Cellular Telecommunications Internet Association in 1993 and 1994. He holds a Bachelor of Arts degree in Economics from Southwestern Oklahoma State University and currently sits on its Foundation Board and chairs its Investment Committee. Prior to October 1999, Mr. Dobson was Chairman of the Board and Chief Executive Officer of Logix, and a director of Dobson Telephone. In October 1999, he ceased to serve as Chief Executive Officer of Logix. In March 2002, he resigned as a director of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director of Dobson Telephone. On April 25, 2003, in connection with the completion of the Logix Chapter 11 reorganization proceeding, Mr. Dobson became a director of Intelleq and DWL Holdings Company, or DWL.

      Bruce R. Knooihuizen is our Executive Vice President and Chief Financial Officer. Mr. Knooihuizen joined us in July 1996. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of US West. Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988, he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received a Bachelor of Science degree in Finance from Miami University in Oxford, Ohio and a Master of Business Administration degree in Finance from the University of Cincinnati.

      Timothy J. Duffy has served as our Senior Vice President and Chief Technical Officer since December 1998. In this capacity, he managed our cellular network facilities as well as engineering, design and build-out of new cellular networks. Prior to joining us, Mr. Duffy worked for Sygnet Communications from 1985 to 1998 in engineering and related management positions. In 1983, he was employed as Director of Engineering for the Constrander Corporation where he was responsible for seven AM and FM radio broadcast facilities in Ohio and Pennsylvania. From 1976 to 1982, he served as Chief Engineer of radio station WGRP in Greenville, Pennsylvania. Mr. Duffy holds a U.S. patent concerning the integration of wireless phone location information to make call management decisions. He is a member of the Institute of Electrical and Electronics Engineers and holds a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University.

      R. Thomas Morgan has served as our Chief Information Officer since December 1997, serving as Vice President until April 2003 when he became a Senior Vice President. During 1996 and 1997, Mr. Morgan was Director of Corporate Services in the Information Services Department of American Electric Power in Columbus, Ohio, an electric utility serving three million customers in the Midwest. Previously, he was Manager of Accounting and Human Resources Systems from 1994 through 1995 and held various positions in the Information Systems Department of American Electric Power from 1985. Mr. Morgan was Manager of Software Engineering for Access Corporation, a software development company, in Cincinnati, Ohio from 1978 to 1981. Mr. Morgan holds a Bachelor of Science degree in Systems Analysis from Miami University in Oxford, Ohio.

      Trent W. LeForce is our Controller and Assistant Secretary. He has served as our Controller since joining us in February 1997. From 1988 to 1997, Mr. LeForce was employed by Coopers and Lybrand, a public accounting firm and a predecessor entity to PricewaterhouseCoopers, concluding as a senior audit manager. Mr. LeForce received a Bachelor of Science degree in Accounting from Oklahoma State University.

      Richard D. Sewell, Jr. has served as Treasurer since September 1998. Mr. Sewell was employed by Dal-Tile International Inc., a ceramic tile manufacturer and distributor, as Vice President — Finance from 1997 to 1998, as Vice President — Treasurer from 1995 to 1997 and as Vice President — Financial Reporting from 1990 to 1995. From 1979 to 1989, Mr. Sewell was employed by a predecessor entity to Ernst & Young, a public accounting firm, concluding as a principal in their Entrepreneurial Service Group. Mr. Sewell received a Bachelor of Science degree in Accounting from the University of Missouri-Kansas City.

      Stephen T. Dobson has served as a director since 1990. He served as our Treasurer from 1990 until September 1998, and he has served as Secretary since 1990. He also served as General Manager and Secretary of Dobson Telephone Company from 1994 to 1998 and 1990 to 1998, respectively. He was President and a director of Logix from January 1997 until March 2002, at which time he resigned as a director and executive officer of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director and executive officer of Dobson Telephone. On April 25, 2003, upon the completion of the Logix Chapter 11 proceeding, he became a director of Intelleq and DWL. He holds a Bachelor of Science degree in Business Administration from the University of Central Oklahoma. Mr. Dobson became Vice Chairman of the Board and Chief Executive Officer of DWL on April  25, 2003.

      Mark S. Feighner has served as a director since February 2004. He was a venture partner with Austin Ventures, an Austin, Texas early-stage investor and advisor to telecommunications companies, from September 2000 to January 2003. From 1995 to February 2000, Mr. Feighner served as President of GTE Wireless (formerly GTE Mobilnet). From 1972 to 1995, Mr. Feighner served in various capacities with GTE Telephone Operations, including as Vice President and General Manager of GTE Communications Corporation, General Manager of GTE-Florida, Vice President of GTE Telephone Operations for Sales, Product Management and Program Management. Mr. Feighner served on the board of the Cellular Telecommunications Internet Association from September 1995 to February 2000. Mr. Feighner is a member of the advisory board of the Kelley School of Business at Indiana University. He holds a Bachelor of Science degree in Business and Marketing from Indiana University.

      Fred J. Hall has served as a director since May 2000. Since 1983, Mr. Hall has been Chairman, President and Chief Executive Officer of the Fred Jones Companies, Inc., a privately-held company headquartered in Oklahoma City, Oklahoma. Mr. Hall was with the United States Department of State, serving as Assistant Secretary for European and Canadian Affairs from 1986 to 1998. Mr. Hall served as Chairman of the Oklahoma Turnpike Authority from February 1995 to March 2004. In addition, Mr. Hall serves on the boards of numerous civic and cultural organizations. Mr. Hall received a Bachelor of Arts degree from Vanderbilt University in 1974 and a Master of Science degree in Business Administration from the University of Southern California in 1976.

      Justin L. Jaschke has served as a director since 1996. Mr. Jaschke was the Chief Executive Officer and a director of Verio Inc., an Internet services provider based in Englewood, Colorado, from its inception in March 1996 until February 2004. Prior to March 1996, Mr. Jaschke served as Chief Operating Officer for Nextel Communications, Inc. following its merger with OneComm Corporation in July 1995. Mr. Jaschke served as OneComm’s President and as a member of its Board of Directors from 1993 until its merger with Nextel. From May 1990 to April 1993, Mr. Jaschke served as President and Chief Executive Officer of Bay Area Cellular Telephone Company. Mr. Jaschke served as Chairman of the Board of Directors of Metricom, Inc., a wireless data communications provider until November 2001. Mr. Jaschke was a director of our former subsidiary, Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications Corporation and Dobson Telephone Company, from January 2000 until April 2003. In February 2002, Logix Communications Enterprises, Inc. and Logix Communications Corporation, which we refer to collectively as Logix, filed for relief under Chapter 11 of the Bankruptcy Code and, in April 2003, successfully completed a plan of reorganization. Mr. Jaschke has a Bachelor of Science degree in mathematics from the University of Puget Sound and a Master of Science degree in Management from the Massachusetts Institute of Technology Sloan School of Management.

      Albert H. Pharis, Jr. has served as a director and a consultant since December 1998. Since February 2003, Mr. Pharis has been Chairman of the Board, Chief Executive Officer and a director of Ortheon Medical, a medical device company based in Orlando, Florida. In September 1999, Mr. Pharis became a director of Logix, and the Chief Executive Officer of Logix Communications Enterprises, Inc. He ceased to be the Chief Executive Officer of Logix Communications Enterprises, Inc. in April 2001 and, in April 2003, upon completion of the Logix Chapter 11 proceeding, he ceased to be a director of Logix. Mr. Pharis served as President, Chief Executive Officer and Director of Sygnet Wireless, Inc. and Sygnet Communications, Inc. from 1985 to December 1998. He has been active as a board member of the Cellular Telecommunications Internet Association since 1985 and as a member of its Executive Committee since 1989. He has also been Chairman of its Small Operators Caucus.

      Robert A. Schriesheim has served as a director since February 2004. He has been a managing general partner of ARCH Development Partners, LLC, a Chicago, Illinois-based venture capital fund, from January 2003 to present, and was a consultant/venture manager from August 2002 to December 2002. From September 1999 to March 2002, Mr. Schriesheim was Executive Vice President of Corporate Development and Chief Financial Officer and a director, of Global Telesystems, Inc., a London, England-based, publicly traded provider of telecommunications, data and related services to businesses throughout Western and Central Europe, Russia and the Commonwealth of Independent States. He also served as Executive Vice President — Chief Corporate Development Officer for Global Telesystems, Inc. in 1999. In 2001, Global Telesystems filed, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands and a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, both to facilitate the sale of Global Telesystems. All such proceedings were approved, confirmed and completed by March 31, 2002. From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc., a Chicago, Illinois-based private equity firm. From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation, a Chicago, Illinois-based communications company. From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dun & Bradstreet. Mr. Schriesheim received a Bachelor of Arts degree from Princeton University in 1982, and a Master of Business Administration degree in Finance and Business Economics from the University of Chicago Graduate School of Business in 1986.

      We anticipate that we will be adding personnel to our senior management team and have engaged an outside executive search firm to assist in the process.

American Cellular Agreement

      In conjunction with the American Cellular reorganization, we entered into an agreement with certain former holders of American Cellular’s senior subordinated notes to further amend our certificate of incorporation to limit the size of our board of directors to seven persons and to provide that two of our seven directors would be elected by a vote of only holders of our Class A common stock, voting as a separate class, which we refer to as Class A directors, commencing upon the expiration of the respective terms of the Class A directors whom we appointed. As part of this agreement, we agreed to appoint two Class A directors, one to serve for a term expiring at our annual meeting of stockholders in 2005 and the other to serve for a term expiring at our annual meeting of stockholders in 2006. Messrs. Feighner and Schriesheim were included in a group of potential nominees developed by representatives of former holders of American Cellular’s senior subordinated notes and were among several persons chosen from that group and recommended to us by a representative of those former note holders. We reviewed the qualifications of, and interviewed, the several potential nominees selected by the representative and determined that Messrs. Feighner and Schriesheim were acceptable to us. Messrs. Feighner and Schriesheim, who are our Class A directors, were appointed to our board of directors on February 18, 2004. Mr. Feighner is a Class II director whose term will expire in 2005 and Mr. Schriesheim is a Class III director whose term will expire in 2006.

Rights of Holders of Preferred Stock

      As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources — Preferred Stock,” we have deferred the payment of the upcoming dividend payments on each series of our outstanding preferred stock. If we do not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to our board of directors. If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to Dobson Communications’ board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or our credit facility. The consent solicitation, if successful, would result in waivers by the holders of the 12.25% preferred stock and the 13% preferred stock of these rights to elect directors for a period beginning on the expiration date of the exchange offer and ending on the earlier of (1) the date the proposed amendments to the certificates of designation for these series of preferred stock become effective and (2) 18 months from the expiration date of the exchange offer.

Director Compensation

      In 2002 and 2003, and until March 10, 2004, each of our directors, other than Everett R. Dobson, received an annual directors’ fee of $10,000 and an annual fee of $5,000 for each committee on which the director served. On March 10, 2004, we revised our fee structure for directors so that starting as of March 10, 2004, our directors, other than Everett R. Dobson, receive an annual fee of $55,000. Also commencing March 10, 2004, members of our Audit Committee and Strategic Planning Committee each receive an annual fee of $20,000 for each committee on which they serve. Previously, members of our Audit Committee received an annual fee of $5,000. In addition, beginning March 10, 2004, members of our Compensation Committee each receive an annual fee of $10,000. Previously, members of our Compensation Committee received an annual fee of $5,000. We also reimburse all of our directors for out-of-pocket expenses incurred in attending board and committee meetings.

      Directors who are also our executive officers receive no additional cash compensation for services rendered as directors.

      In October 1996, in connection with his election as a director, we granted Justin L. Jaschke an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $0.78 per share. In addition, in April 2002, we granted Mr. Jaschke a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Jaschke in 1996 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006.

      In December 1998, in connection with his election as a director, we granted Albert H. Pharis, Jr. an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $5.18 per share. In addition, in April 2002, we granted Mr. Pharis a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Pharis in 1998 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006.

      In May 2000, we granted Fred J. Hall options to purchase 50,000 shares of our Class A common stock at an exercise price of $23.00 per share. In April 2002, we granted Mr. Hall a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Hall during 2000 are 80% vested and will continue to vest ratably until May 2005, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006.

      In April 2002, we granted Stephen T. Dobson options to acquire 50,000 shares of our Class A common stock, at an exercise price of $2.30 per share, and we granted Everett R. Dobson options to acquire 1,000,000 shares of our Class A common stock, at an exercise price of $2.30 per share. The options granted to Everett R. Dobson and Stephen T. Dobson vest at a rate of 25% a year through April 2006. At the same time, we granted to Russell L. Dobson, a former director, options to purchase 50,000 shares of our Class A common stock at an exercise price of $2.09 per share, which are now fully vested.

      Effective March 10, 2004, we granted non-qualified options to purchase shares of our Class A common stock to certain of our directors, officers and employees. The grants to our directors are listed in the table below. Each option is for a term of ten years and vests at the rate of 25% per year. Each option is exercisable at an exercise price of $3.49 per share, which was the market price of our Class A common stock on the date each option was granted.

Number of Shares
Name	Subject to Option

Everett R. Dobson	275,000
Stephen T. Dobson	100,000
Mark S. Feighner	100,000
Fred J. Hall	115,000
Justin L. Jaschke	100,000
Albert H. Pharis, Jr.	100,000
Robert A. Schriesheim	100,000

Compensation Committee Interlocks and Insider Participation

      As of December 31, 2004, our Compensation Committee consists of Mark S. Feighner, Justin L. Jaschke and Albert H. Pharis, Jr. No member of the Compensation Committee was one of our officers or employees, or an officer or employee of any of our subsidiaries at any time during 2004. Mr. Pharis served as Chief Executive Officer and a director of our former subsidiary, DWL, from September 1999 until April 2001, and was a paid consultant to us from December 1998 until December 31, 2003.

Executive Compensation

Summary Compensation Table

      The table and notes below show the compensation for the last three years of our President and Chief Executive Officer and our four next highest-paid executive officers as of December 31, 2004 for services in all capacities to the Dobson Communications and its subsidiaries. The individuals shown in the table below are referred to in this prospectus as the named executive officers.

						Long-Term
						Compensation
		Annual Compensation
						Securities
Name and		Base			Other Annual	Underlying	All Other
Principal Position	Year	Salary	Bonus(1)		Compensation(2)	Options/SARs	Compensation(3)

Everett R. Dobson	2004	$600,000	—	(1)	$50,300	275,000	$8,000
Chairman of the Board,	2003	600,000	$700,000		63,100	—	8,000
President, Chief Executive	2002	595,833	600,000		50,000	1,000,000	8,000
Officer and Director
Bruce R. Knooihuizen	2004	400,000	—	(1)	—	218,333	8,000
Executive Vice President	2003	385,000	300,000		—	—	8,000
and Chief Financial	2002	383,632	200,000		—	500,000	8,000
Officer
Timothy J. Duffy	2004	250,000	—	(1)	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000		—	—	8,000
Chief Technical Officer	2002	268,158	73,347		—	175,000	8,000
R. Thomas Morgan	2004	250,000	—	(1)	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000		—	—	8,000
Chief Information Officer	2002	227,083	112,500		—	75,000	8,000
Trent W. LeForce	2004	200,000	—	(1)	—	156,667	8,000
Controller and Assistant	2003	180,000	70,000		—	—	8,000
Secretary	2002	180,000	63,000		—	100,000	8,000

(1)	Bonuses for 2004 have not been determined. Bonuses for 2004 will be determined promptly following finalization of 2004 results and will be based primarily on achievement of company performance targets. Bonuses for 2003 represent the bonuses paid in 2003 or 2004 with respect to services performed in 2003. Bonuses for 2002 represent the bonuses paid with respect to services performed in 2002.

(2)	Represents the value of perquisites and other personal benefits and includes $48,000, $61,800 and $39,800 for personal use of our aircraft and $2,300, $1,300 and $10,200 for a company-provided vehicle and wireless phone in 2004, 2003 and 2002, respectively. In accordance with SEC rules, excludes perquisites and other personal benefits if the aggregate value is not more than the lesser of $50,000 or 10% of the person’s total annual salary and bonus.

(3)	Includes the matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

Option Grants in 2004

      The table below shows all grants of stock options made to the named executive officers during 2004 under the Dobson Communications 1996 Stock Option Plan, the Dobson Communications 2000 Stock Incentive Plan and 2002 Stock Incentive Plan, which we refer to collectively as the Option Plans. The Option Plans provide for grants of non-qualified options to our directors and executive officers, and certain of our officers and employees.

	Individual Grants
					Potential Realizable Value
	Number of	Percent of Total			at Assumed Annual Rates
	Securities	Options/ SARs			of Stock Price Appreciation
	Underlying	Granted to	Exercise of		for Option Term(1)
	Options/	Employees in	Base Price	Expiration
Name	SARs Granted	Fiscal Year	($/Sh)	Date	5%	10%

Everett R. Dobson	275,000	5.9%	$3.49	3/10/14	$603,600	$1,529,600
Bruce R. Knooihuizen	185,000	4.0%	3.49	3/10/14	406,000	1,029,000
	33,333	0.7%	7.09	5/10/10	148,600	376,700
Timothy J. Duffy	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
R. Thomas Morgan	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
Trent W. LeForce	140,000	3.0%	3.49	3/10/14	307,300	778,700
	16,667	0.4%	7.09	5/10/10	74,300	188,300

(1)	These amounts are calculations required by SEC rules and are not intended to forecast any future appreciation in the price of our common stock. The actual value of the options will vary in accordance with the market price of the common stock.

Aggregate Option Exercises of Our Class A Common Stock in 2004 and Fiscal Year-End Option Values

      The table below shows: (1) aggregate exercises of options to purchase our Class A common stock by the named executive officers during 2004; (2) the value realized upon such exercises; and (3) the value of the remaining options held by the named executive officers at year-end (based on the $1.72 per share last sale price of our Class A common stock on December 31, 2004, less the aggregate exercise price for such options, but before payment of applicable taxes).

			Number of Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2004(1)		December 31, 2004
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Everett R. Dobson	—	—	500,000	775,000	—	—
Bruce R. Knooihuizen	—	—	468,863	441,666	$59,975	—
Timothy J. Duffy	—	—	161,326	232,500	—	—
R. Thomas Morgan	—	—	88,494	182,500	17,047	—
Trent W. LeForce	—	—	125,321	193,334	—	—

(1)	Assumes the conversion of each share of Class C common stock and Class D common stock issuable upon exercise of options into 111.44 shares of Class A common stock.

Employment Contracts and Employment Termination and Change of Control Arrangements

      In November 2004, we entered into employment agreements with several of our officers, including Messrs. Knooihuizen and Duffy. The agreements with Messrs. Knooihuizen and Duffy have a three year term and provide for an initial base salary of $400,000, in the case of Mr. Knooihuizen, and $250,000, in the case of Mr. Duffy. The base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Each such executive officer is also entitled to annual incentive bonuses during the term of the agreement based on target amounts and performance goals to be established by the board of directors. During the term of the agreements, the executive officer and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, they are eligible to participate in any pension, retirement savings and other employee benefit plans and programs maintained by us from time to time for the benefit of our senior executive officers.

      The amount of any severance payable by us under these agreements upon the termination of employment depends on whether the executive officer is terminated by us for cause or he terminates his employment with us for good reason. Cause is defined in the agreements to include conviction of a felony that relates to the executive officer’s employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from a supervisor or the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief it was in our best interest, and any determination of cause must be approved by three-fourths of the entire board of directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with the executive officer’s position, authority, duties or responsibilities, a reduction in the executive officer’s base salary, relocation outside the greater Oklahoma City metropolitan area or the replacement by us of our chief executive officer or chief operating officer.

      Under our agreements with Messrs. Knooihuizen and Duffy, in the event employment is terminated by us without cause or by the executive officer for good reason (other than as a result of the replacement by us of our chief executive officer or chief operating officer), the executive officer will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to two times his average annual compensation for the two year period immediately preceding the date of his agreement, and any outstanding awards under our stock option plans will become fully vested and the exercise period will be extended to one year from the date of termination. If the executive officer terminates his employment with us following the appointment of a new chief executive officer or chief operating officer, he will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to his average annual compensation for the period described above.

      In addition, if the executive officer’s employment under these agreements is terminated by us without cause or by the executive officer for good reason, we must, at our option, either (1) pay the executive officer a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for the executive officer and his spouse and/or dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.

      In addition, in November 2004 we entered into retention agreements with several other officers and employees, including Messrs. Morgan, LeForce and Sewell. The agreements with Messrs. Morgan, LeForce and Sewell have a term of two years and provide that if we terminate the executive officer other than for cause, death or disability during the six-month period following a replacement of our chief executive officer or chief operating officer, we will pay to the executive officer a lump sum payment equal to the base salary and bonus earned through the date of termination and any accrued vacation pay, plus the salary and bonus paid to the executive officer in 2004. The definition of cause in these agreements is similar to the definition of cause in our employment agreements with Messrs. Knooihuizen and Duffy described above.

      In each of these employment agreements and retention agreements, we have agreed to reimburse the executive officers for all legal fees and expenses reasonably incurred by them in connection with any dispute between us and the executive officer regarding his agreement, and to pay a gross-up amount to compensate the executive officer for any excise tax imposed under Section 4999 of the Internal Revenue

Code of 1986, as amended, on any amounts due the executive officer under his employment or retention agreement with us.

      Prior to October 2003, we provided Mr. Knooihuizen with an automobile that we leased through an unrelated party. In October 2003, Mr. Knooihuizen purchased an automobile and in March 2004, we purchased that automobile from Mr. Knooihuizen for $77,895, which was the amount that Mr. Knooihuizen paid for the automobile, and have provided Mr. Knooihuizen with the use of such automobile.

      Prior to August 15, 1998, Russell L. Dobson was one of our corporate officers and, until February 18, 2004, was one of our directors. Effective August 15, 1998, we entered into a consulting agreement with Mr. Dobson. Under the terms of the consulting agreement, Mr. Dobson has been retained by us through August 31, 2008 and, until November 30, 2001, by our former subsidiary, DWL. In exchange for Mr. Dobson’s services, he receives monthly compensation of $15,000 and insurance benefits commensurate with our employee plan. Mr. Dobson’s responsibilities include, but are not necessarily limited to, representing us at various functions, including trade shows and seminars, assisting with regulatory matters, including appearances where required before regulatory bodies, and analyzing technical and financial data to assist executive officers in strategic planning and forecasting. In addition, Mr. Dobson has agreed not to compete with us during the term of his consulting agreement. Mr. Dobson’s consulting fees through November 30, 2001 were paid by DWL. We began paying this consulting fee in December 2001. On February 18, 2004, Mr. Dobson retired from our board of directors, at which time we agreed to pay him a $150,000 retirement stipend and to fully vest all options to purchase shares of our common stock held by him. Our consulting agreement with Mr. Dobson remains in effect.

      Effective December 23, 1998, immediately following our acquisition of Sygnet Wireless, Inc. and its subsidiaries, Albert H. Pharis, Jr., formerly the chief executive officer of Sygnet Wireless, became a consultant to us to assist us on an as-needed basis for a term of five years. Mr. Pharis advised and consulted with us regarding operational matters affecting our business, such as industry trends, technological developments, the competitive environment, and the integration of Sygnet and other acquisitions. Mr. Pharis received a fee of $40,000 for the first 90 days of such consulting period and an annual fee of $60,000, which ended in December 2003. At the same time, Mr. Pharis, who serves on our board of directors, received options to purchase 959 shares of our Class D common stock, which are convertible into 106,952 shares of our Class A common stock, at an exercise price of approximately $5.18 per equivalent share of Class A common stock. Mr. Pharis’s options that were granted in 1998 are fully vested.

PRINCIPAL STOCKHOLDERS

      The following table provides information concerning the ownership of our common stock as of December 31, 2004 by (1) each of the named executive officers, (2) each of our directors, (3) each person or group of affiliated persons known by us to beneficially own more than 5% of each voting class of our common stock, and (4) our directors and executive officers as a group. The number of shares of common stock outstanding for each listed person includes any shares the individual has the right to acquire within 60 days after December 31, 2004. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the stock ownership of any other person or group.

	Number of		Number of
	Class A		Class B		Percentage	Percentage
	Shares		Shares		of Total	of Total
Name and Address of	Beneficially	Percent	Beneficially	Percent	Economic	Voting
Beneficial Owner	Owned(1)	of Class	Owned	of Class	Interest	Power(2)

Everett R. Dobson(3)	2,500,000	2.2%	19,066,540	98.2%	16.1%	62.6%
14201 Wireless Way
Oklahoma City, OK 73134
Stephen T. Dobson(4)	2,025,000	1.8%	19,066,540	98.2%	15.8%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Dobson CC Limited Partnership	2,000,000	1.7%	19,066,540	98.2%	15.7%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Bruce R. Knooihuizen(5)	539,047	*	—	—	*	*
Timothy J. Duffy(6)	177,010	*	—	—	*	*
R. Thomas Morgan(7)	123,141	*	—	—	*	*
Trent W. LeForce(8)	143,422	*	—	—	*	*
Fred J. Hall(9)	127,500	*	—	—	*	*
Justin L. Jaschke(10)	181,952	*	—	—	*	*
Albert H. Pharis, Jr.(11)	191,952	*	—	—	*	*
Robert A. Schriesheim	—	*	—	—	*	*
Mark S. Feighner	—	*	—	—	*	*
Capital Research and Management Company(12)	15,560,380	13.6%	—	—	11.6%	5.0%
333 South Hope St.
Los Angeles, CA 90071
Perry Corp.(13)	12,904,000	11.3%	—	—	9.6%	4.2%
599 Lexington Avenue
New York, NY 10022
Glenview Capital and Affiliates(14)	7,776,500	6.8%	—	—	5.8%	2.5%
399 Park Avenue, Floor 39
New York, NY 10022
All directors and executive officers as a group (12 persons)(15)	4,147,232	3.6%	19,066,540	98.2%	17.3%	63.1%

(1)	The number of shares of Class A common stock includes shares of our Class A common stock issuable upon the assumed conversion of shares of our Series F preferred stock, and our Class C and Class D common stock issued or issuable upon the exercise of options which can be exercised within 60 days after December 31, 2004. Each outstanding share of our Series F preferred stock is immediately convertible into 20 shares of our Class A common stock. Each outstanding share of our Class B common stock is immediately convertible into one share of our Class A common stock. Each outstanding share of our Class C common stock and Class D common stock is or, where issued upon the exercise of stock options, will be convertible into 111.44 shares of our Class A common stock. The number of shares of Class A common stock does not include the shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock.

(2)	In calculating the percent of total voting power, the voting power of shares of our Class A common stock and our Class B common stock is aggregated. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except as required by law and except in the election of Class A directors. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, except that each share of Class B common stock is entitled to only one vote with respect to any “going private” transaction.

(3)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by DCCLP. As the president, one of two directors and sole stockholder of RLD, Inc., the general partner of that partnership, Everett R. Dobson has voting and investment power with respect to such shares. Includes options to purchase an aggregate of 500,000 shares of Class A common stock.

(4)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by DCCLP. As one of two directors of RLD, Inc., the general partner of that partnership, Stephen T. Dobson shares voting and investment power with respect to such shares. Includes options to purchase an aggregate of 25,000 shares of Class A common stock.

(5)	Includes options to purchase 468,863 shares of Class A common stock .

(6)	Includes options to purchase 161,326 shares of Class A common stock.

(7)	Includes options to purchase 88,494 shares of Class A common stock.

(8)	Includes options to purchase 125,322 shares of Class A common stock.

(9)	Includes options to purchase 65,000 shares of Class A common stock.

(10)	Includes options to purchase 67,763 shares of Class A common stock.

(11)	Includes options to purchase 110,556 shares of Class A common stock.

(12)	Based on a Schedule 13G (Amendment No. 4) filed with the SEC on February 13, 2004.

(13)	Based on a Schedule 13G filed with the SEC on September 7, 2004.

(14)	Based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 13, 2004.

(15)	Includes options to purchase 1,717,007 shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have a policy requiring that any material transaction that we enter into with our officers, directors or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arm’s-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis. In addition, the terms of our various debt instruments limit our ability and that of our subsidiaries to enter into transactions with their affiliates. The terms of our 12.25% preferred stock and our 13% preferred stock also limit our ability to enter into transactions with affiliates, although we are seeking consents to waive or eliminate these restrictions in the preferred stock.

      Dobson CC Limited Partnership, or DCCLP, owns a 90% interest in a limited liability company that owns a multi-building office complex in Oklahoma City. In May 2001, we began leasing this complex, a portion of which serves as our corporate headquarters. Our lease, which covers approximately 144,400 square feet of rentable space, is a 15-year, triple-net lease with an annual current rental of $3.3 million. We use approximately 28,000 square feet of the leased space for one of our regional call centers and sublease another approximately 15,900 square feet to four tenants, one of which is an affiliate of DCCLP.

      Messrs. Everett R. Dobson, Stephen T. Dobson, Russell L. Dobson, a former director, Justin L. Jaschke and Albert H. Pharis, Jr. were directors, and Everett R. Dobson and Stephen T. Dobson were executive officers, of Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications Corporation and Dobson Telephone Company; and Albert H. Pharis, Jr. was an executive officer of Logix Communications Enterprises, Inc. from September 1999 until April 2001. On February 28, 2002, Logix Communications Enterprises, Inc. and Logix Communications Corporation filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. On March 27, 2002, Everett R. Dobson and Stephen T. Dobson resigned as directors and executive officers of Logix Communications Corporation and Logix Communications Enterprises, Inc. On April  25, 2003, the Chapter 11 plan of reorganization became effective, and as part of this plan, Logix Communications Corporation was renamed Intelleq Communications Corporation, or Intelleq, and Logix Communications Enterprises, Inc. was renamed DWL Holding Company, or DWL. In conjunction with consummation of the plan of reorganization, Messrs. Russell L. Dobson, Jaschke and Pharis resigned as directors of Intelleq, DWL and Dobson Telephone, and Everett R. Dobson and Stephen T. Dobson became directors, and Stephen T. Dobson became an executive officer, of Intelleq and DWL. DWL, through its subsidiaries, provides various telecommunications services to us on a fee basis. DWL’s charges are comparable to charges for similar services provided by DWL to unrelated third parties. DCCLP is a principal stockholder of DWL. We purchased $2.9 million of services from DWL, or its subsidiaries, during the year ended December 31, 2004.

      On February 8, 2001, we issued 200,000 shares of Series AA preferred stock, par value $1.00 per share, to AT&T Wireless, for aggregate cash proceeds of $200.0 million. The shares of Series AA preferred stock were issued pursuant to a Stock Purchase Agreement dated as of November 6, 2000, as amended on February 8, 2001. Each share of Series AA preferred stock is entitled to cumulative annual dividends of 5.96% on the liquidation preference of $1,000 per share, subject to certain adjustments. On June 17, 2003, Dobson Cellular transferred to AT&T Wireless the FCC cellular licenses and related assets in the Santa Cruz, California MSA (population approximately 255,600), and the California 4 RSA (population approximately 386,900), and AT&T Wireless transferred to Dobson Cellular, the FCC cellular licenses and certain related assets in the Anchorage, Alaska MSA (population approximately 262,100) and Alaska 2 RSA (population approximately 121,000) markets. In addition, AT&T Wireless transferred to us the 200,000 shares (which are all of the outstanding shares) of our Series AA preferred stock that it acquired in February 2001 that had a liquidation preference of $200.0 million, plus accrued but unpaid dividends. We subsequently cancelled the Series AA preferred stock and the Series A preferred stock into which the Series AA preferred stock was convertible.

      From time to time before July 2002, we made advances to DCCLP, Everett R. Dobson and Dobson Ranch, LLC, an affiliate of Everett Dobson. At December 31, 2001, the outstanding balance due from DCCLP was $93,088, from Everett R. Dobson was $324,989 and from Dobson Ranch, LLC was $318,806. From January 1, 2002 until July 30, 2002, we made advances to DCCLP in the aggregate amount of $72,643, to Everett R. Dobson in the aggregate amount of $8,700, and to Dobson Ranch, LLC in the aggregate amount of $61,659. At December 31, 2002, the outstanding balance due from DCCLP was $161,877, from Everett R. Dobson was $333,689, and from Dobson Ranch, LLC was $380,663. No advances to Everett R. Dobson, DCCLP or Dobson Ranch, LLC were made by us after July 30, 2002. On May 19, 2003, the advances to Everett Dobson and Dobson Ranch, LLC were paid in full. As of December 31, 2003, all amounts advanced by us to DCCLP had been paid in full. Advances to DCCLP were unsecured, non-interest bearing, did not provide for any scheduled repayments and did not have a stated maturity date.

      In February 2000, our directors and certain of our executive officers exercised options previously granted to purchase shares of our old Class B and Class C common stock, which included options granted under our stock option plans. The shares purchased upon these exercises were equivalent to an aggregate of 731,826 shares of our Class A common stock. The weighted average exercise price for these shares was $1.71 per share of Class A common stock equivalent or an aggregate exercise price of $1.3 million, of which approximately $1.1 million was paid by giving us promissory notes executed by the option holders. From time to time since February 2000, certain of our executive officers and directors exercised additional options to purchase shares of Class A common stock and paid all or a part of the exercise prices of the options by issuing their respective promissory notes. In addition, from time to time prior to July 2002, we made cash advances to certain of our executive officers and directors. No such cash advances have been made since July 2002, and all prior advances have been repaid in full.

      In December 2001, our board of directors approved loans to eleven of our employees, including four persons who currently are our executive officers. The aggregate amount of the loans was $8.6 million, and the portion attributable to persons who currently are our executive officers was an aggregate of $7.2 million. A portion of these loans refinanced outstanding balances of advances previously made by us to our employees. The proceeds of these advances had been used for various purposes including, without limitation, payment of the exercise price of exercised stock options. For the most part, these December 2001 loans refinanced indebtedness which certain of these employees owed to a bank. The proceeds of the bank loans had been used primarily to satisfy income tax liability incurred by the borrowers as a result of option exercises. We did not advance any additional amounts to these persons at any time during or since 2002.

      During 2003, the largest amount owing by our executive officers pursuant to these loans is set forth in the following table. All amounts owing by our executive officers pursuant to these loans were paid in full prior to December 31, 2003.

Name	Principal Amount

Bruce R. Knooihuizen	$5,050,866
R. Thomas Morgan	597,808
Trent W. LeForce	487,851
Richard D. Sewell, Jr.	346,659
Douglas B. Stephens	710,605

      Messrs. Knooihuizen, LeForce, Stephens and Morgan repaid their loans by transferring to us shares of our Class A common stock that had been pledged to secure their respective loans having a market value equal to the unpaid principal and interest due on these loans. These transactions were completed as part of a previously authorized share repurchase program. The remainder of these loans were repaid in full in cash.

      On July 29, 2003, we entered into agreements with certain holders of options granted under our 2000 Plan with exercise prices in excess of $10.00 per share in which we agreed to issue new options under our 2000 Plan in exchange for their existing options. Under these agreements, holders of options with an exercise price of more than $10.00 per share but less than $15.00 per share would receive new options for the same number of underlying shares; holders of options with exercise prices of at least $15.00 and less than $20.00 would receive new options to purchase one share of our Class A common stock for each two shares underlying existing options, and holders of existing options with exercise prices greater than $20.00 per share would receive new options to purchase one share of our Class A common stock for each three shares underlying their existing options. In each instance, the new options would be granted six months and one day after the effective date of the exchange agreement, and at an exercise price equal to the market price of our Class A common stock on such later date. On February 2, 2004, we issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by our non-management directors were included in the foregoing exchange program. The following table reflects the options that were cancelled effective July 29, 2003 and the new options that were granted on February 2, 2004 to our executive officers at that time:

							Length of
		Number of	Market		Number of		Original
		Securities	Price of	Exercise	Securities		Option Term
		Underlying	Stock at	Price at	Underlying		Remaining at
		Options/SARS	Time of	Time of	or New	New	Date of
		Repriced or	Repricing	Repricing	Options	Exercise	Repricing or
Name	Date	Amended	Amendment	Amendment	Granted	Price	Amendment(3)

		#	$	$	#	$
Bruce R. Knooihuizen	(1)	100,000	(2)	$23.00	33,333	$7.09	May 10, 2010
Executive Vice President and Chief Financial Officer
Timothy J. Duffy	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and Chief Technical Officer
R. Thomas Morgan	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and Chief Information Officer
Trent W. LeForce	(1)	50,000	(2)	23.00	16,667	7.09	May 10, 2010
Controller and Assistant Secretary
Richard D. Sewell, Jr.	(1)	15,000	(2)	23.00	5,000	7.09	May 10, 2010
Treasurer
Douglas B. Stephens	(1)	15,000	(2)	23.00	5,000	7.09	May 10, 2010
Senior Vice President for Regulatory Affairs

(1)	Outstanding options were cancelled as of July 29, 2003 and new options were granted February 2, 2004.

(2)	The closing market price of our Class A common stock on July 29, 2003 was $6.35 per share and on February 2, 2004 was $7.09 per share.

(3)	As of February 2, 2004.

      On March 10, 2004, our board of directors authorized the grants of non-qualified options under the Dobson Communications 1996 Stock Option Plan, or 1996 Plan, the Dobson Communications 2000 Stock Incentive Plan, or 2000 Plan, and the 2002 Plan to purchase an aggregate of 3,602,475 shares of our Class A common stock to our directors and executive officers, and certain other of our officers and employees. We authorized grants of options to purchase 55,500 shares of our Class A common stock under our 1996 Plan; options to purchase 2,585,000 shares of our Class A common stock under our 2000 Plan and options to purchase 961,975 shares of our Class A common stock under our 2002 Plan. Each option is for a term of ten years and vests at the rate of 25% per year. Each option that was granted on March 10, 2004 is exercisable at an exercise price of $3.49 per share (subject to standard anti-dilution adjustments), which was the market price of our Class A common stock on the date the options were granted. The following table reflects the options granted by our board of directors on March 10, 2004, with respect to our directors and executive officers at that time:

		Option
Name	Title	Award-Shares

Everett R. Dobson	Chairman, President, Chief Executive Officer, Interim Chief Operating Officer and Director	275,000
Stephen T. Dobson	Secretary and Director	100,000
Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer	185,000
R. Thomas Morgan	Senior Vice President and Chief Information Officer	140,000
Timothy J. Duffy	Senior Vice President and Chief Technical Officer	140,000
Trent W. Leforce	Controller and Assistant Secretary	140,000
Richard D. Sewell, Jr.	Treasurer	90,000
Douglas B. Stephens	Senior Vice President for Regulatory Affairs	185,000
Mark S. Feighner	Director	100,000
Fred J. Hall	Director	115,000
Justin L. Jaschke	Director	100,000
Albert H. Pharis, Jr.	Director	100,000
Robert A. Schriesheim	Director	100,000
Other officers and employees as a group		1,826,000

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of the terms of our capital stock. This summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws and the applicable provisions of Oklahoma law.

Common Stock

      We are authorized to issue 175,000,000 shares of Class A common stock and 70,000,000 shares of Class B common stock, 4,226 shares of Class C common stock and 33,000 shares of Class D common stock. As of December 31, 2004 there were:

•	114,459,163 shares of Class A common stock outstanding;

•	19,418,021 shares of Class B common stock issued and outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

•	options to purchase 9,577,937 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

•	7,002,011 shares of Class A common stock reserved for issuance for future awards under our equity compensation plans; and

•	14,004,068 shares of Class A common stock reserved for issuance upon conversion of outstanding Series F preferred stock.

      We intend to seek approval from the holders of our common stock at our 2005 annual meeting of stockholders to increase the number of shares of Class A common stock that we are authorized to issue.

      The rights of holders of the Class A, Class B, Class C and Class D common stock are identical in all respects, except as discussed below. Additional shares of Class B common stock may be issued only to Class B stockholders and only upon a stock split or stock dividend to holders of all classes of common stock on a pro rata basis. Our Class C common stock and Class D common stock is reserved exclusively for issuance upon the exercise of options granted under our 1996 stock option plan.

      Dividends. Subject to the right of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends that may be declared by our board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously an equivalent dividend is declared or paid on each share of that and every other class of common stock. In the event of stock dividends, holders of Class A common stock or Class B common stock shall be entitled to receive only additional shares of that class, while stock dividends with respect to Class C common stock and Class D common stock are payable only in shares of Class A common stock.

      Voting Rights. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except for amendments to certain provisions of our amended and restated certificate of incorporation and except as required by law. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes, except that each share of Class B common stock is entitled to one vote with respect to any “going private” transaction under the Securities Exchange Act of 1934. Class C common stock and Class D common stock have no voting rights, except as required by law. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors will be elected by our Class A common stockholders, voting separately as a class.

      Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of our preferred stock, if any.

      Conversion and Transferability of Common Stock. Shares of Class B common stock are convertible at any time, at the option of the holder, into an equal number of fully paid and non-assessable shares of Class A common stock. Conversion rights of Class B common stock are subject to any necessary FCC approval. Shares of Class B common stock transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles will automatically convert into an equal number of fully paid and non-assessable shares of Class A common stock. Shares of Class C common stock and Class D common stock are convertible at any time into 111.44 fully paid and nonassessable shares of Class A common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations.

      Investors’ Agreement. We are a party to an investors’ agreement with the holders of our Class B common stock. The investors’ agreement provides that DCCLP has certain demand and “piggy-back” registration rights for the shares of Class A common stock issuable upon sale or conversion of its Class B common stock. In addition, the investors’ agreement provides DCCLP with preemptive rights with respect to our future private equity issues. The investors’ agreement also contains restrictions on transfer identical to those contained in our certificate of incorporation. These restrictions provide that shares of Class B common stock may not be transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles.

      Subject to the prior right of our Class A common stockholders to elect two directors, DCCLP is entitled to designate up to six of our directors, depending on its level of voting control of us. Notwithstanding the foregoing, an additional two directors may be designated by the holders of our 12.25% preferred stock, an additional two directors may be designated by the holders of our 13% preferred stock and an additional two directors may be designated by the holders of our convertible preferred stock in the event of non-payment of dividends for certain periods or other voting rights triggering events.

      Other Provisions. The holders of our common stock are not entitled to preemptive or similar rights.

      Transfer Agent and Registrar. The transfer agent and registrar for our common stock is UMB Bank, N.A.

General Terms of Preferred Stock

      We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. The board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.

      Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up;

•	the redemption prices and terms applicable to the series, if any; and

•	the preferences and relative rights among the series of preferred stock.

      These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock.

Series F Convertible Preferred Stock

      As of December 31, 2004, we had authorized 1,900,000 shares of our Series F convertible preferred stock and 686,201 shares were outstanding. The Series F preferred stock has a liquidation preference of $178.571 per share plus accrued and unpaid dividends.

      The certificate of designation for our Series F preferred stock provides for the following rights:

      Voting Rights. The holders of our Series F preferred stock have no voting rights with respect to general corporate matters, except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that if dividends on the Series F preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the Series F preferred stock, voting as a single class, will be entitled to elect up to two additional members to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors will be increased by the number of additional directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series F preferred stock has been paid in full or if we make a change of control offer, or if no shares of the Series F preferred stock have been mandatorily redeemed, or in the event of our liquidation.

      Dividends. The holders of our Series F preferred stock are entitled to receive cumulative dividends, which may be paid (at our option) in either cash or additional shares of Series F preferred stock, at the annual rate of 6% of the $178.571 per share liquidation preference in the case of cash dividends and 7% of the $178.571 per share liquidation preference in the case of dividends payable in additional shares of convertible preferred stock. Dividends are payable semi-annually in arrears on April 15 and October 15 of each year.

      Redemption. Subject to the legal availability of funds, on August 18, 2016, we are required to redeem the Series F preferred stock at a redemption price in cash equal to 100% of the liquidation preference, plus accrued and unpaid dividends. We may redeem the Series F preferred stock for cash on or after August 18, 2005, at the redemption prices expressed as a percentage of the liquidation preference set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning on August 18 of each of the following years:

Year	Percentage

2005	106.000%
2006	103.000%
2007 and thereafter	100.000%

      Conversion. Each share of Series F preferred stock is convertible into shares of Class A common stock at the option of the holder at any time at an initial conversion price of $8.75 per share, subject to adjustment under certain circumstances. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock. The issuance of shares of Class A common stock in the exchange offer may result in such an adjustment to the Series F preferred stock conversion ratio.

      Change of Control. Upon a change of control, we are required to make an offer to purchase all shares of Series F preferred stock at a purchase price in cash equal to 101% of the liquidation preference of the Series F preferred stock, plus accrued and unpaid dividends. A change of control means:

•	any “person” or “group” (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by certain permitted stockholders on such date;

•	individuals who on the issue date of the Series F preferred stock constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of our board of directors then in office who either were members of our board of directors on the issue date of the Series F preferred stock or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all our assets to any person other than one of our wholly owned subsidiaries or certain permitted stockholders; or

•	our adoption of a plan of liquidation or dissolution.

      Restrictive Covenants. The certificate of designation governing the Series F preferred stock contains certain restrictive covenants which limit our ability to effect a consolidation or merger or sell all or substantially all of our assets and enter into transactions with affiliates.

12.25% Senior Exchangeable Preferred Stock

      As of December 31, 2004, 46,181 shares of our 12.25% preferred stock were authorized and 46,181 shares were outstanding. The 12.25% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificate of designation for our 12.25% preferred stock currently provides for the following rights (see “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificate of designation for the 12.25% preferred stock and waivers that we are seeking consents for):

      Voting Rights. The holders of our 12.25% preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% preferred stock to elect directors.

      Under Oklahoma law, the holders of 12.25% preferred stock will be entitled to vote as a class upon a proposed amendment to our certificate of incorporation, whether or not entitled to vote thereon by our certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

      Dividends. The holders of our 12.25% preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.

      Redemption. We are required to redeem the 12.25% preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time, we may redeem the 12.25% preferred stock in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the

12.25% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage

2003	106.125%
2004	104.084%
2005	102.042%
2006 and thereafter	100.000%

      Optional Exchange. We may exchange the 12.25% preferred stock in whole, but not in part, into our senior subordinated exchange debentures.

      Change of Control. Upon a change of control, we must make an offer to purchase the 12.25% preferred stock at a purchase price equal to 101% of the liquidation preference of the 12.25% preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% preferred stock, such time as:

•	a stockholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date, or

•	individuals who on the issue date of such 12.25% preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.

      Restrictive Covenants. The certificate of designation that governs the 12.25% preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

13% Senior Exchangeable Preferred Stock

      As of December 31, 2004, 394,297 shares of our 13% preferred stock were authorized and 192,898 shares were outstanding. The 13% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificate of designation for the 13% preferred stock provides for the following rights (see “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificate of designation for the 13% preferred stock and waivers that we are seeking consents for):

      Voting Rights. The holders of our 13% preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% preferred stock.

      Dividends. The holders of 13% preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.

      Redemption. We are required to redeem the 13% preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time, we may redeem our 13% preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage

2004	106.500%
2005	104.333%
2006	102.167%
2007 and thereafter	100.000%

      Optional Exchange. We may exchange our 13% preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to our exchange rights with respect to our 12.25% preferred stock.

      Change of Control. Upon a change of control, which is defined similarly to the same term used in its 12.25% preferred stock, we will be required to make an offer to purchase our outstanding 13% preferred stock at a purchase price equal to 101% of our liquidation preference plus accrued and unpaid dividends.

      Restrictive Covenants. The certificate of designation that governs the 13% preferred stock includes restrictive covenants that are similar to those governing the 12.25% preferred stock.

Foreign Ownership

      Our certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including our common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit foreign nationals or their representatives, a foreign government or its representative, or any corporation organized under the laws of a foreign country from owning of record or voting greater than 25% of our equity unless the FCC determines that the public interest would be served by accepting such foreign ownership. In addition, our certificate of incorporation authorizes our board of directors to take action to enforce these prohibitions, including requiring redemptions of common stock to the extent necessary to reduce aggregate foreign ownership to lawful limits and placing a legend regarding restrictions on foreign ownership on the certificates representing the common stock.

Oklahoma Anti-Takeover Law and Certain Charter Provisions

      Our amended and restated certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations, in certain circumstances the nullification of voting rights of 20% or more stockholders and the availability of authorized but unissued common stock.

Classified Board of Directors

      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Stockholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors.

Blank Check Preferred Stock

      Our amended and restated certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue preferred stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Oklahoma Takeover Statute

      We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an “interested stockholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date that person became an interested stockholder, unless:

•	prior to the date such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

      Section 1090.3 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

      For purposes of Section 1090.3, the term “corporation” also includes majority-owned subsidiaries. In addition, Section 1090.3 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Oklahoma Control Share Act

      If we have 1,000 or more stockholders and meet other conditions, we will be subject to Oklahoma’s Control Share Act. With exceptions, this act prevents holders of more than 20% of the voting power of our stock from voting their shares. This provision may delay the time it takes anyone to gain control of us. Holders of our Class B common stock are presently exempt from the Oklahoma Control Share Act.

Stockholder Action

      With respect to any act or action required of or by the holders of our common stock, the affirmative vote of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class, present in person or represented by proxy at a meeting and entitled to vote thereon, is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in our amended and restated certificate of incorporation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision relating to the amendment provisions of our amended and restated certificate of incorporation, the indemnification of directors, director liability, alien stock ownership and our board of directors. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors will be elected by our Class A common stockholders, voting separately as a class.

      Pursuant to the Oklahoma General Corporation Act, stockholders may take actions without the holding of a meeting by written consent if the consent is signed by the holders of at least the number of shares which would be necessary to approve the transaction at a duly called stockholders’ meeting. If we have 1,000 or more stockholders of record, actions taken by our stockholders by written consent must be unanimous. As of December 31, 2004, Mr. Everett R. Dobson and the other directors and executive officers as a group beneficially owned shares of common stock representing 63.1% of the total combined voting power of all classes of our capital stock entitled to vote, considered as a single class. Pursuant to the rules and regulations of the SEC, if stockholder action is taken by written consent, we will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

     Exculpation

      Directors and officers shall not be personally liable for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless:

•	the director or officer has breached his or her duty of loyalty to the corporation or its stockholders;

•	the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director or officer derived an improper personal benefit.

     Indemnification

      To the fullest extent permitted by the Oklahoma General Corporation Act, we will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

•	is or was a director, officer, employee or agent; or

•	while a director, officer, employee or agent is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

      We have entered into indemnity agreements with each of our directors and executive officers. Under each indemnity agreement, we will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

•	any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as a director or officer, or the director or officer of an affiliate; or

•	being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were, or are or were an affiliate’s, director, officer, employee or agent, or are or were serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      Our indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supercedes, bail, surety or other bonds. We also intend to provide liability insurance for each of its directors and executive officers.

      Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are unenforceable.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Reasons for and Purpose of the Exchange Offer and Consent Solicitation

      We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the potential obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. The proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.

General

      Upon the terms and subject to the conditions set forth in this prospectus, we are offering to exchange shares of our Class A common stock or cash for all outstanding shares of the 12.25% preferred stock and 13% preferred stock and soliciting consents from holders of preferred stock to:

•	amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock; and

•	waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date.

      As of December 31, 2004, 46,181 shares of 12.25% preferred stock were outstanding and 192,898 shares of 13% preferred stock were outstanding.

      Holders of our 12.25% preferred stock and our 13% preferred stock may elect to receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus, either:

•	cash in the amount of $530.00, or

•	shares of our Class A common stock with a market value, based on the volume weighted average price of the Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer as described in this prospectus, of $530.00, subject to a minimum of 265 shares and a maximum of 353 shares for each share of preferred stock validly tendered and not properly withdrawn.

      For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL” and the last reported sale price per share of our Class A common stock on January 14, 2005 was $1.73.

      For the 12.25% preferred stock, the maximum cash consideration we will pay is equal to $12.2 million, not including the consent fee, plus any cash not subscribed for in the 13% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 8.2 million shares plus any shares not subscribed for in the 13% preferred stock exchange offer.

      For the 13% preferred stock, the maximum cash consideration we will pay is equal to $51.1 million, not including the consent fee, plus any cash not subscribed for in the 12.25% preferred stock exchange offer, and the maximum number of shares of Class A common stock we will issue is equal to 34.1 million shares plus any shares not subscribed for in the 12.25% preferred stock exchange offer.

      In addition, if we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered.

      If a holder’s shares are held through a bank, broker or other nominee, the holder should instruct its bank, broker or other nominee to make the appropriate election on its behalf when they tender shares. If a holder has paper share certificates registered in its name, the holder can make its election by indicating such election in the appropriate section of the letter of transmittal and consent and delivering the certificates and letter of transmittal and consent to the exchange agent.

      A holder can change its election at any time prior to the expiration of the exchange offer. If a holders shares are held through a bank, broker or other nominee, the holder may change its election by causing a new agent’s message with revised election information to be transmitted through DTC’s ATOP system. If a holder has paper certificates registered in its name, the holder may change its election prior to the expiration of the exchange offer by submitting to the exchange agent a properly completed and signed revised letter of transmittal and consent.

      If holders elect to receive more cash or shares of Class A common stock than is being offered in the exchange offer, the form of consideration will be allocated among the holders electing to receive that form of consideration pro rata based on the relationship between the number of shares for which the holder has made that election and the total number of shares for which that election has been made. The proration provisions do not apply to the consent fee, which will be paid solely in cash.

      For example, if 32,327 shares of 12.25% preferred stock are tendered for cash, a holder who has tendered 1,616 shares of 12.25% preferred stock for cash (or 5% of the total number of shares of 12.25% preferred stock tendered for cash) would receive cash consideration for 1,155 of the shares he tendered (or 5% of the total cash consideration to be paid) and shares of Class A common stock for the remaining 461 shares tendered.

      As a result of these proration procedures, you may not receive the type of consideration you elected to receive for all of your shares.

      We will retain all the shares of preferred stock we receive in the exchange offer. You will not be paid any accumulated, undeclared and unpaid dividends if you exchange your shares of preferred stock pursuant to the exchange offer.

      Even if you do not tender your shares of preferred stock, you may not be paid any dividends on your shares of preferred stock in the foreseeable future. On December 20, 2004, we announced that we would not declare or pay the cash dividend due in the first quarter of 2005 on either series of preferred stock. In addition, we have not paid the cash dividend that was due on either series of preferred stock in the fourth quarter of 2004. As of December 31, 2004, accumulated, undeclared and unpaid dividends on the 12.25% preferred stock totaled approximately $2.7 million, or $57.85 per share, and accumulated, undeclared and unpaid dividends on the 13% preferred stock as of that date totaled approximately $10.7 million, or $55.25 per share.

      You will not receive any fractional shares of Class A common stock in connection with the exchange offer. Instead, if you tender paper share certificates, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of preferred stock on a pro rata basis, net of commissions. If you held your tendered shares through DTC, the shares you will be allocated will be “rounded-up” to the next highest whole number when the transaction of a share is more than one-half or to the next lowest number when the fraction of a share is one-half or less.

      Concurrently with the exchange offer, we are soliciting consents from the holders of our 12.25% preferred stock and 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. For a description of the proposed amendments and waivers relating to the certificates of designation, see “— The Proposed Amendments.” Tenders of shares of preferred stock in the exchange offer will be deemed to constitute the delivery of consents to the proposed amendments and waivers with respect to the shares tendered and delivery of consents will be deemed to constitute tenders of shares in the exchange offer. Holders of shares of preferred stock may not tender shares in the exchange offer without delivering consents or deliver consents without tendering shares. Accordingly, if the offer is consummated, holders of shares validly tendered in the exchange offer and not properly withdrawn will receive the exchange offer consideration and the consent fee.

      To approve the proposed amendments to the certificates of designation and waiver of compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments, we must obtain the consents of the holders of a majority of the outstanding shares of each series of preferred stock. The proposed amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the proposed amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at our 2005 annual meeting of stockholders. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.

      If we complete the exchange offer, however, we will not have to comply with the provisions of the certificates of designation to be eliminated by the proposed amendments because the holders of a majority of the outstanding shares of each series of preferred stock will have waived compliance by us with these provisions. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.

      By tendering your shares of preferred stock in accordance with the procedures described in this prospectus, you will also be giving your consent to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. If the exchange offer is not earlier extended, amended or terminated, we will, on the first business day following the expiration date, if all conditions to the exchange offer are satisfied or waived by us, in our sole discretion, accept for payment all shares validly tendered and not properly withdrawn, and all consents validly delivered and not validly revoked, at 9:00 a.m., New York City time (or as promptly as practicable thereafter), by notifying DTC and the exchange agent of our acceptance. We will then issue a press release announcing that fact, and the applicable consideration, including the consent fee, will be paid promptly after the closing of the exchange offer.

      If we complete the exchange offer, each holder that has validly tendered and not properly withdrawn its shares of preferred stock will be entitled to a cash consent fee of $10.00 for each share of preferred stock tendered in addition to the other consideration described above.

      If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. If you are the record owner of certificated preferred stock and you tender your certificated shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Transfer taxes on the exchange of preferred stock pursuant to the exchange offer, if any, will be paid by us.

      The term “expiration date” means 5:00 p.m., New York City time, on February      , 2005, unless we extend the period of the time for which the exchange offer is open, in which case the term “expiration date” means the latest time and date on which the exchange offer, as so extended, expires.

      Our obligation to exchange shares of preferred stock tendered pursuant to the exchange offer is subject to certain conditions referred to below under “— Conditions of the Exchange Offer.”

      None of our board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent has made a recommendation to any holder of preferred stock as to whether you should tender shares into the exchange offer and provide consent pursuant to the consent solicitation. You must make your own investment decision regarding the exchange offer based upon your own assessment of the market value of the preferred stock, the likely value of the Class A common stock you may receive (including shares of Class A common stock you may receive as a result of the proration procedures described in this prospectus), your liquidity needs, your investment objectives and any other factors you deem relevant.

      We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, interactive technology, including email, or in person by the dealer manager and solicitation agent, information agent and by officers and regular employees of ours and those of our affiliates.

      No additional compensation will be paid to our officers, directors or employees in connection with this exchange offer.

Conditions of the Exchange Offer

      Notwithstanding any other provision of the exchange offer, and without prejudice to our other rights, we will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of preferred stock for cash or Class A common shares, and we may terminate, extend or amend the exchange offer if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived. We will not waive the stockholder approval or registration statement effectiveness conditions.

Registration Statement Effectiveness

      The exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus is a part, being declared effective under the Securities Act, as amended, and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

Minimum Tender Condition

      The exchange offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration date a majority of the outstanding shares of the 12.25% preferred stock and a majority of the outstanding shares of the 13% preferred stock.

Stockholder Approval

      The exchange offer is conditioned upon the approval by our common stockholders of the issuance of the shares of Class A common stock in the exchange offer pursuant to the requirements of the Nasdaq National Market. Our Class A common stock is traded on the Nasdaq National Market. Under NASD Rule 4350, which applies to companies with securities traded on the Nasdaq National Market, stockholder approval is required in the event of the sale, issuance or potential issuance by an issuer of common stock in a transaction, other than a public offering, at a price less than the greater of book or market value and the shares to be issued equal 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

      Under the terms of the exchange offer, the shares of our Class A common stock to be issued will be valued based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the exchange offer. If the volume weighted average price is less than the last sale price of our Class A common stock on the Nasdaq National Market prior to the expiration date of the exchange offer, we may be deemed to have issued shares at less than market value. We expect to obtain approval for the issuance of the shares of Class A common stock in connection with the exchange offer from DCCLP, which has a majority of the total voting power of our common stock, to ensure compliance with NASD Rule 4350. Accordingly, we do not intend to seek approval of the exchange offer from our other common stockholders.

Other Conditions to the Exchange Offer

      Notwithstanding any other provision of the exchange offer to the contrary, we will not be required to accept for exchange shares of preferred stock tendered pursuant to the exchange offer and may terminate or extend the exchange offer if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of preferred stock validly tendered and not withdrawn prior to the expiration date of the exchange offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our sole discretion:

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer or consent solicitation, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer or consent solicitation or materially impair the contemplated benefits to us of the exchange offer or consent solicitation, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any event resulting in the termination of, or restricting the availability of funds under, our revolving credit facility;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

      These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.

Timing of the Exchange Offer

      We must complete the exchange offer prior to March 16, 2005, which is the date by which our annual report for the year ended December 31, 2004 must be filed with the SEC. After that date, we will not be able to complete the exchange offer as currently structured due to restrictive covenants in the instruments governing certain of our outstanding indebtedness.

Extension, Termination and Amendment

      We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the exchange offer remains open for any reason or no reason at all, and we can do so by giving written notice of such extension to DTC and to the exchange agent. If we decide to extend the exchange offer, we will promptly make an announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. We are not making any assurances that we will exercise our right to extend the exchange offer, although we may do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all preferred stock previously tendered and not properly withdrawn and all related consents previously delivered and not properly revoked will remain subject to the exchange offer, respectively, subject to your right to withdraw your preferred stock and revoke the related consents in accordance with the terms of the exchange offer.

      Subject to the SEC’s applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, to:

•	delay our acceptance for exchange or our exchange of any preferred stock pursuant to the exchange offer, regardless of whether we previously accepted preferred stock for exchange, or to terminate the exchange offer and not accept for exchange or exchange any preferred stock not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the exchange offer or consent solicitation to be satisfied; and

•	waive any condition (subject to the limits on waiver described under “— Conditions of the Exchange Offer”) or otherwise to amend the exchange offer in any respect, by giving written notice of such delay, termination or amendment to DTC and the exchange agent and by making a public announcement.

      We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 13e-4(d) and 13e-4(e) under the Exchange Act, which require that any material change in the information published, sent or given to the stockholders in connection with the exchange offer must be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to                     or some other similar national news service.

      We confirm to you that if we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will extend the exchange offer to the extent required under the Exchange Act. If, prior to the expiration date, we decrease the percentage of preferred stock being sought or increase or decrease the consideration offered to holders of preferred stock, such increase or decrease will be applicable to all holders of the same series of preferred stock whose shares of preferred stock are accepted for exchange pursuant to the exchange offer, and if, at the time notice of any such increase or decrease is first published, sent or given to holders of preferred stock, the exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the exchange offer will be extended until the expiration of such ten business day period. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Exchange of Preferred Stock; Settlement

      Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange and will exchange, shares of preferred stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to the applicable rules of the SEC, we expressly reserve the right to delay acceptance of or the exchange of shares of preferred stock in order to comply with any applicable law. You will not be entitled to, and we will not pay, any interest on cash amounts we will pay in connection with the exchange offer.

      For purposes of the exchange offer, we will be deemed to have accepted for exchange shares of preferred stock validly tendered and not properly withdrawn as, if and when we notify DTC and the exchange agent of our acceptance of the tenders of shares pursuant to the exchange offer. We will deliver the cash or shares of Class A common stock in exchange for shares of preferred stock pursuant to the exchange offer (and any cash instead of fractional shares of our Class A common stock) as soon as practicable through the facilities of DTC with respect to preferred stock tendered through DTC. The exchange agent will act as agent for holders tendering certificated shares of preferred stock for the purpose of receiving cash and Class A common stock from us and transmitting such cash or stock to you. The preferred stock so exchanged will remain outstanding and will be owned by us until retirement.

      If we do not accept any tendered shares of preferred stock for exchange pursuant to the terms and conditions of the exchange offer for any reason, or if certificates are submitted for more shares of preferred stock than are tendered, we will return certificates for such unexchanged shares of preferred stock without expense to the tendering stockholder or, in the case of shares of preferred stock tendered through DTC, pursuant to the procedures set forth below under “— Procedure for Tendering and Consenting,” those shares of preferred stock will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the exchange offer.

No Fractional Shares of Class A Common Stock

      You will not receive any fractional shares of Class A common stock in connection with the exchange offer. Instead, if you tender paper share certificates, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares of our Class A common stock issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of preferred stock on a pro rata basis, net of commissions. If you tender your shares through DTC, the shares of our Class A common stock you will be allocated will be “rounded-up” to the next highest whole number when the fraction of a share is more than one-half or to the next lowest number when the fraction of a share is one-half or less.

      None of Dobson Communications, the exchange agent, the dealer manager and solicitation agent or the information agent will guarantee any minimum proceeds from the sale of shares of Class A common stock, and no interest will be paid on any such proceeds.

Payment of Consent Fee

      If the exchange offer is not earlier extended, amended or terminated, we will, on the first business day following the expiration date, if all conditions to the exchange offer are satisfied or waived by us, in our sole discretion, accept for payment all shares validly tendered and not properly withdrawn, including all related consents validly delivered and not properly revoked, at 9:00 a.m., New York City time (or as promptly as practicable thereafter), by notifying DTC and the exchange agent of our acceptance. We will then issue a press release announcing that fact, and the applicable consideration, including the consent fee, will be paid promptly after the closing of the exchange offer.

Procedure for Tendering and Consenting

      If you beneficially own shares of preferred stock that are held through a bank, broker or other nominee and you wish to tender those shares of preferred stock and deliver your consent, you should contact the nominee promptly and instruct it to tender your shares of preferred stock on your behalf.

      To participate in the exchange offer, a holder of shares held through DTC must comply with the automated tender offer program procedures of DTC described below.

      For a tender of paper share certificates to be considered validly tendered, the exchange agent must receive any required documents at its address indicated on the cover page of the letter of transmittal and consent prior to the expiration date of the exchange offer. The tender by a holder that is not withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the related letter of transmittal and consent.

      All of the shares of preferred stock were issued in book-entry form, and all of the outstanding shares of preferred stock are represented by global certificates held for the account of DTC.

      Financial institutions that are participants in DTC’s system must use DTC’s automated tender offer program, or ATOP, to tender shares and deliver consents. DTC ATOP instructions should include the name and taxpayer identification number of any beneficial owner tendering 1,000 or more shares. DTC will then send an agent’s message to us. The term “agent’s message” means a message transmitted by DTC, received by us and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering shares and submitting consents with respect to the preferred stock that is the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of this prospectus and consent for the series of preferred stock being tendered; and

•	the agreement may be enforced against such participant.

      By using the ATOP procedures to tender for exchange any outstanding shares of preferred stock, you must not deliver a letter of transmittal and consent to the exchange agent. However, you will be bound by the terms of this prospectus. There is no procedure for guaranteed late delivery of shares of preferred stock.

      The method of delivery of preferred stock certificates and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. Likewise, tenders via DTC’s ATOP System shall be deemed made only when timely confirmed by DTC. In all cases, you should allow sufficient time to ensure timely processing of your tender.

Effects of Tenders and Consents

      By tendering your shares as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of preferred stock tendered and accepted for exchange by us. Such appointment is effective when and only to the extent that we accept for exchange the shares of preferred stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of preferred stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by you will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). We will, with respect to the shares of preferred stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting rights, if any, and other rights as we, in our sole discretion, deem proper at any annual, special or adjourned meeting of the holders of preferred stock, by written consent in lieu of any such meeting or otherwise.

      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of preferred stock, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of shares of preferred stock determined by us not to be in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. Subject to the applicable rules and regulations of the SEC, we also reserve the absolute right to waive any of the conditions of the exchange offer (other than the registration statement effectiveness and stockholder approval conditions), or any defect or irregularity in the tender of any shares of preferred stock. No tender of shares of preferred stock will be deemed to have been made until all defects and irregularities in the tender of such shares have been cured or waived. Neither we, the exchange agent, the dealer manager and solicitation agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of preferred stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and consent and instructions thereto) will be final and binding.

      The tender of shares of preferred stock pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the exchange offer.

Withdrawal of Tenders and Revocation of Consents

      You may validly withdraw shares of preferred stock that you tender at any time prior to the expiration date of the exchange offer, which is 5:00 p.m., New York City time, on February      , 2005, unless we extend it. In addition, if not previously returned, you may withdraw any shares of preferred stock that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the exchange offer.

      A proper withdrawal of tendered shares of preferred stock prior to the expiration date will be deemed a valid revocation of the related consent. A holder may not validly revoke a consent unless such holder validly withdraws the previously tendered shares.

      If you hold your shares in book-entry form, a withdrawal of shares of preferred stock and revocation of the related consent will be effective if you comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date of the exchange offer or if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Any notice of withdrawal must identify the beneficial owner of the shares of preferred stock to be withdrawn, including the beneficial owner’s name and account number and the account at DTC to be credited and otherwise comply with the procedures of DTC. If your paper share certificates are registered in your name, to withdraw your shares from the exchange offer and revoke the related consents, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus prior to the expiration date or, if your shares are not previously accepted by us, after the expiration of 40 days after the commencement of the exchange offer. Your notice of withdrawal must comply with the requirements set forth in this prospectus.

      If we extend the exchange offer, are delayed in our acceptance of the shares of preferred stock for exchange or are unable to accept shares of preferred stock pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the exchange agent may retain tendered shares of preferred stock and such shares of preferred stock may not be withdrawn nor the related consents revoked except as otherwise provided in this prospectus, subject to provisions under the Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

      All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of preferred stock withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange consideration will be issued in exchange, nor consent fees paid thereon, unless the shares of preferred stock so withdrawn are validly re-tendered. Any shares of preferred stock that have been tendered but which are effectively withdrawn will be credited to the appropriate account at DTC without expense to the withdrawing person promptly after withdrawal. Properly withdrawn shares of preferred stock may be re-tendered by following the procedures described above under “— Procedure for Tendering and Consenting” at any time prior to the expiration date of the exchange offer.

      Neither we, the exchange agent, the dealer manager and solicitation agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of preferred stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.

The Proposed Amendments

      We are also soliciting the consent of holders of preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. The proposals, if adopted and effected, will eliminate all voting rights, other than voting rights required by law, and substantially all restrictive covenants in the certificate of designation governing each class of preferred stock, including:

•	the right of holders to elect two directors to our board of directors if dividends are in arrears and unpaid for four quarterly periods;

•	the prohibition on declaring or paying dividends on, or repurchasing or redeeming, other securities that rank equally with that series of preferred stock if dividends on that series are unpaid;

•	the prohibition on making any payment for the repurchase, redemption or other retirement of any securities that rank junior to that series of preferred stock if dividends on that series of preferred stock are unpaid;

•	the limitation on indebtedness;

•	the limitation on senior subordinated indebtedness;

•	the limitation on liens;

•	the limitation on restricted payments;

•	the limitation on dividend and other payment restrictions affecting restricted subsidiaries;

•	the limitation on the issuance and sale of capital stock of restricted subsidiaries;

•	the limitation on transactions with stockholders and affiliates;

•	the limitation on asset sales;

•	the requirement of reports to holders;

•	the limitation on consolidation, merger and sale of assets; and

•	our repurchase obligations upon a change of control.

      To approve the proposed amendments to the certificates of designation and to obtain waivers of compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments, we must receive consents from the holders of a majority of the outstanding shares of each series of preferred stock.

      In addition to approval by holders of the preferred stock, the proposed amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the proposed amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at our 2005 annual meeting of stockholders. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.

      If we complete the exchange offer, however, we will not have to comply with the provisions of the certificates of designation to be eliminated by the proposed amendments because the holders of a majority of the outstanding shares of each series of preferred stock will have waived compliance by us with these provisions. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.

      For more complete information regarding the voting rights and restrictive covenants to be eliminated, we urge you to review the existing certificate of designation and the proposed amended certificate of designation for your series of preferred stock. See “Where You Can Find More Information” and “Annex A — Form of Amended and Restated Certificate of Designation for 12.25% Preferred Stock” and “Annex B — Form of Amended and Restated Certificate of Designation for 13% Preferred Stock.”

Appraisal Rights

      You do not have appraisal rights in connection with the exchange offer.

Certain Legal and Regulatory Matters

      Except as set forth in this prospectus, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of preferred stock. We intend to make all required filings under the Securities Act and the Exchange Act.

Financing of the Exchange Offer

      The shares of Class A common stock that may be issued in the exchange offer will be available from our authorized but unissued shares of Class A common stock. The cash consideration to be paid in the exchange offer and for the consent fee, and the other fees and expenses in connection with the exchange offer, including the SEC filing fee and the fees of the exchange agent, the dealer manager and solicitation agent, the information agent, the financial printer, counsel, accountants and other professionals, will be paid from our available capital resources. If each holder of preferred stock were to tender its shares in the exchange offer, we believe the aggregate cash consideration paid to holders of preferred stock and the fees and expenses of the exchange offer would be approximately $72 million.

Accounting Treatment

      The difference between the fair value of the consideration transferred to holders of the preferred stock and the carrying value of the preferred stock, net of deferred financing costs and discount, plus accrued dividends, will be added to net income to arrive at net income available to common stockholders, and will affect the calculation of earnings per common share in the period that the exchange offer occurs. As of September 30, 2004, the carrying value of the preferred stock, net of deferred finance costs and discount, plus accrued dividends was $242.1 million.

Subsequent Repurchases of Shares of Preferred Stock

      Whether or not the exchange offer is consummated, subject to the applicable covenant restrictions contained in the relevant debt and preferred stock instruments, we or our affiliates may from time to time acquire shares of preferred stock, other than pursuant to the exchange offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the amount to be paid pursuant to the exchange offer and could be paid in cash or other consideration not provided for in this exchange offer.

Dealer Manager and Solicitation Agent

      Subject to the terms and conditions set forth in the dealer manager agreement between us and Houlihan Lokey Howard & Zukin Capital, Inc., we have retained Houlihan Lokey Howard & Zukin Capital, Inc. to act as dealer manager and solicitation agent in connection with the exchange offer. Houlihan Lokey Howard & Zukin Capital, Inc. will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services. In addition, we have agreed to indemnify the dealer manager and solicitation agent against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the dealer manager and solicitation agent may be required to make in respect thereof.

      The dealer manager and solicitation agent and certain of its affiliates from time to time have provided in the past and may provide in the future investment banking and financial advisory services to us and certain of our affiliates in the ordinary course of business. They receive customary fees and/or commissions for such services.

      None of the dealer manager and solicitation agent, the exchange agent or the information agent assumes any responsibility for the accuracy or completeness of the information contained in this prospectus or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

      We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to (nor will tenders of preferred stock be accepted from or on behalf of) the holders of preferred stock residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the information agent.

United Kingdom Legal Matters

      This prospectus and all other documentation relating to the exchange offer is for distribution only to persons who (i) are holders or beneficial owners of shares of preferred stock to whom this prospectus may lawfully be communicated or cause to be communicated pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (ii) are investment professionals under the meaning of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 who have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (iv) are outside the United Kingdom or (v) are persons to whom an invitation or inducement to engage in investment activity (within the remaining of section 21 of the Financial Services and Markets Act 2000) in connection with the exchange offer may be otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus and all other documentation relating to the exchange offer is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The exchange offer is available only to relevant persons and will be engaged in only with relevant persons.

      We have not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The common stock offered by us pursuant to the exchange offer are and will be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and to no more than fifty other persons in the United Kingdom or otherwise in circumstances which have not resulted and will not result in any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

      The dealer manager will not be responsible to anyone other than us in providing the protections afforded to its clients or for providing advice in relation to the exchange offer.

Other Foreign Securities Matters

      No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares of Class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      This prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. People who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this exchange offer, the distribution of this prospectus and the resale of the shares of Class A common stock.

Exchange Agent

      We have retained UMB Bank, N.A. to act as exchange agent. We will pay UMB Bank, N.A. reasonable and customary compensation for its services in connection with the exchange offer, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer, including liabilities under federal securities laws.

Information Agent

      Bondholder Communications Group is serving as information agent in connection with the exchange offer. The information agent will assist with the mailing of this prospectus and related materials to holders of preferred stock, respond to inquiries of and provide information to holders of shares of preferred stock in connection with the exchange offer and provide other similar advisory services as we may request from time to time. Questions regarding the terms of the exchange offer and requests for additional copies of the prospectus and any other required documents should be directed to the information agent at the address and telephone numbers set forth on the back cover of this prospectus.

Expenses

      We will bear the fees and expenses of soliciting tenders for the exchange offer, including reimbursement of the reasonable and customary fees and expenses incurred by nominees in transmitting this prospectus (and related materials) to their clients who are the beneficial owners of the preferred shares.

COMPARISON OF RIGHTS BETWEEN OUR

PREFERRED STOCK AND OUR COMMON STOCK

      The following describes the material differences between the rights of holders of the shares of preferred stock (without giving effect to the proposed amendments to the certificates of designation for the preferred stock and waivers described in this prospectus) and holders of shares of our Class A common stock. While we believe that the description covers the material differences between the shares of preferred stock and our Class A common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of preferred stock and a holder of shares of our Class A common stock.

Governing Document

      As a holder of preferred stock, your rights currently are set forth in, and you may enforce your rights under, the Oklahoma General Corporation Law and our amended and restated certificate of incorporation, including the certificate of designation with respect to your series of preferred stock. After completion of the exchange offer, holders of shares of our Class A common stock will have their rights set forth in, and may enforce their rights under, Oklahoma General Corporation Law and our amended and restated certificate of incorporation and our amended and restated bylaws.

Dividends

      Holders of preferred stock are entitled to receive, when, and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described under “Description of Capital Stock.” Holders of shares of our Class A common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose.

Liquidation Preference

      In the event of our winding-up or dissolution, each holder of preferred stock is entitled to receive and be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our Class A common stock, a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends. In addition, the preferred stock ranks senior to the Class A common stock with respect to the payment of any dividends. Dividend payments to holders of Class A common stock, if declared by our board of directors, will not be made until all required dividend payments are made to the holders of our outstanding preferred stock, including the 12.25% preferred stock and the 13% preferred stock.

Ranking

      In any liquidation, dissolution or winding up of us, our Class A common stock would rank below all and outstanding preferred stock, including the 12.25% preferred stock and the 13% preferred stock. As a result, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

Mandatory Redemption

      Subject to compliance with applicable Oklahoma corporate law, we are required to redeem all outstanding shares of 12.25% preferred stock on January 15, 2008 and all outstanding shares of 13% preferred stock on May 1, 2009, in each case for a redemption price equal to the liquidation preference of such shares plus accrued but unpaid dividends. We are also required to make an offer to purchase all outstanding shares of 12.25% preferred stock and 13% preferred stock upon a change of control of Dobson Communications, as defined in the certificate of designation for each such series, at a redemption price equal to 101% of the liquidation preference of such shares plus accrued but unpaid dividends. There are no mandatory redemption provisions for our Class A common stock.

Restrictive Covenants

      The certificates of designation for the preferred stock include the restrictive covenants described under “The Exchange Offer and Consent Solicitation — The Proposed Amendments.” There are no restrictive covenants for the benefit of holders of the Class A common stock.

Listing

      Our preferred stock is not listed or traded on a national securities exchange or automated quotation system. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL.”

Voting Rights

      Except as provided by Oklahoma law and our amended and restated certificate of incorporation, holders of preferred stock have no voting rights unless the dividends payable on the preferred stock are unpaid for four or more quarterly periods (whether or not consecutive). In that event, holders of the preferred stock, voting as a single class with the other holders of that series of preferred stock, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. In addition, the affirmative consent of holders of a majority of the outstanding preferred stock is required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our amended and restated certificate of incorporation that would affect adversely the rights of holders of the preferred stock. Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of the Class A common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal income tax consequences to holders of our preferred stock that participate in the exchange offer, and the legal conclusions contained herein represent the opinion of our counsel, Mayer, Brown, Rowe & Maw LLP. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to participate in the exchange offer, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as:

•	dealers in securities,

•	banks,

•	insurance companies,

•	tax-exempt organizations,

•	persons that hold the preferred stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a straddle or conversion transaction, or

•	holders subject to the alternative minimum tax, which may be subject to special rules.

      In addition, this discussion is limited to persons who hold our preferred stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code.

      As used in this section, a “U.S. holder” is a beneficial owner of our preferred stock or common stock that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate or trust whose world-wide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

      A non-U.S. holder is any holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. If a partnership (including for this purpose any other entity, whether or not organized in or under the laws of the United States or any political subdivision thereof, treated as a partnership for U.S. federal income tax purposes) holds our preferred stock, the tax consequences to the partnership and its partners of the exchange offer will depend upon the activities of the partnership.

      This summary is not binding on the Internal Revenue Service (the “IRS”). We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained by a court. There can be no assurance and none is given that the IRS or the courts will not adopt a position that is contrary to the statements contained in this summary. Accordingly, you should consult your own tax advisor to determine the specific consequences of participating in the exchange offer.

Consequences of Not Participating in the Exchange Offer

      Sufficient Consents to Amend Terms of Preferred Stock Not Received. If you do not participate in the exchange offer, and we do not receive enough consents to amend the certificates of designation of the shares of our preferred stock as proposed, you will not recognize any gain or loss, and your adjusted tax basis in your shares of our preferred stock will not change.

      Sufficient Consents to Amend Terms of Preferred Stock Are Received. If you do not participate in the exchange offer (or tender fewer than all of your shares of our preferred stock pursuant to the exchange offer), and we receive enough consents to amend the certificates of designation of the shares of our preferred stock as proposed, changes to the terms of the shares of our preferred stock may be substantial enough to cause you to be treated as exchanging your shares of preferred stock for new shares of our preferred stock. Such a deemed exchange would be characterized as a recapitalization for U.S. federal income tax purposes. Under this characterization, you would not recognize any gain or loss as a result of the deemed exchange, and your adjusted tax basis and your holding period in your shares of our preferred stock will not change. We urge you to consult your tax advisor with respect to the U.S. federal income tax consequences of the exchange offer to you even where you do not participate in the exchange offer.

Consequences of Receiving Common Stock and Cash in the Exchange Offer

      General. The receipt of shares of our common stock and cash (which includes for this purposes the amount of any consent fee received) pursuant to the exchange offer for shares of our preferred stock will be treated as a recapitalization for U.S. federal income tax purposes.

      Recognized Gain. As a result of this treatment, you will recognize gain (“Recognized Gain”), if any, equal to the lesser of (i) the amount of cash you receive in the exchange offer and (ii) the amount of gain “realized” in the transaction. The amount of gain you will “realize” will equal the amount by which (a) the cash you receive in the exchange offer plus the fair market value of the shares of our common stock you receive exceeds (b) your adjusted tax basis in your shares of preferred stock. Although not free from doubt, we intend to treat and report (on IRS Form 1099-B) the amount of any consent fee you receive for consenting to the proposed amendments to the certificates of designation as included in the amount of cash you receive in the exchange offer and not as a separate fee. Any of your Recognized Gain would be taxed either as a capital gain or a dividend, as described below. Your tax basis in the shares of our common stock you receive will be the same as the adjusted tax basis of the shares of preferred stock exchanged therefor, increased by your Recognized Gain and reduced by the amount of cash you receive in the exchange offer. Your holding period for the shares of common stock you receive will include the holding period during which you held the shares of our preferred stock. If you exchange more than one “block” of our preferred stock (that is, groups of preferred stock that you purchased at different times or at different prices), you must calculate your Recognized Gain separately on each block, and the results for each block may not be netted in determining your overall Recognized Gain. Instead, you will recognize gain on those shares on which gain is realized, but losses may not be recognized.

      You should be aware that there is an argument that any consent fee you receive may be treated, for U.S. federal income tax purposes, as a separate fee for consenting to the proposed amendments rather than additional cash received pursuant to the offer. If so treated, the amount of any consent fee you receive would constitute ordinary income to you and would not be included in the calculation of your Recognized Gain.

      Treatment of Recognized Gain. If you have Recognized Gain as a result of your participation in the exchange offer, such Recognized Gain may be treated either as ordinary dividend income or capital gain for U.S. federal income tax purposes. The treatment of your Recognized Gain depends on a determination of whether the cash you receive pursuant to the exchange offer has the effect of a dividend distribution for U.S. federal income tax purposes. In order to make this determination, you will be treated under Section 356(a)(2) of the Code as if (i) you had not participated in the exchange offer and you instead exchanged all of your shares of preferred stock for shares of our common stock and (ii) immediately thereafter we redeemed a portion of your shares of our common stock in exchange for cash (in an amount equal to the cash you received in the exchange offer). The cash you receive in this deemed redemption will be taxed as capital gain if the cash you receive (a) “substantially disproportionate” with respect to you, (b) results in a “complete redemption” of your interest in us or (c) “not essentially equivalent to a dividend” with respect to you. These tests (the “Section 302 tests”) are explained more fully below.

      If this deemed redemption does not meet any of the Section 302 tests, you will be treated as receiving a dividend equal to the amount of your Recognized Gain, assuming that your ratable share of our earnings and profits exceeds such Recognized Gain. If your Recognized Gain exceeds your ratable share of our earnings and profits, such excess will be taxed as a capital gain.

      Under current law, if you are an individual holder of our preferred stock, and you are treated as receiving a dividend, as described above, such dividend generally will qualify for a special 15% tax rate on “qualified dividend income.” If you are a corporate holder of our preferred stock, and you are treated as receiving a dividend, as described above, you may be permitted to deduct from gross income, subject to certain limitations (relating to, among other things, your holding period for your shares of our preferred stock and whether you financed your purchase of such preferred stock with debt), 70 percent of the amount of cash you receive (the “dividend received deduction”). However, Section 1059(e) of the Code may cause the entire amount of cash received by you to be treated as an “extraordinary dividend,” with the result that, to the extent you take a dividend received deduction with respect to the cash you receive, you will be required to reduce the tax basis of your shares of our common stock (but not below zero) by the amount of the dividend received deduction. If the amount of your dividend received deduction were to exceed the basis of your remaining shares of common stock, the excess generally would be taxed to you as gain on the sale of such stock.

      Section 302 Tests. One of the following tests must be satisfied in order for the receipt of cash pursuant to the deemed redemption, as described above, to be taxed as capital gain, rather than as a dividend distribution, for U.S. federal income tax purposes.

•	The Receipt of Cash is Substantially Disproportionate as to You. The receipt of cash by you will be substantially disproportionate with respect to you if (i) your percentage of our total outstanding voting shares that you actually and constructively own immediately following the exchange offer is less than 80% of the percentage of our total outstanding voting shares that you actually and constructively own immediately before the exchange offer and (ii) you have a similar reduction in your percentage ownership of our total outstanding common stock.

•	Your Interest in the Company is Terminated. The receipt of cash by you will be a complete redemption of your interest in us if, as a result of the exchange offer, you no longer actually or constructively own any of our outstanding shares of stock.

•	The Receipt of Cash by You is Not Essentially Equivalent to a Dividend. The receipt of cash by you will not be essentially equivalent to a dividend if the exchange offer results in a meaningful reduction of your proportionate interest in our stock. Whether the receipt of cash by you results in a meaningful reduction of your proportionate interest in our stock will depend on your particular facts and circumstances. However, in certain circumstances, in the case of a stockholder holding a small minority (e.g., less than 1%) of our stock, even a small reduction may satisfy this test.

      Constructive Ownership of Our Stock. In determining whether any of the Section 302 tests is satisfied, you must take into account not only shares of our stock that you actually own, but also shares of our stock that you constructively own within the meaning of Section 318 of the Code. Under Section 318 of the Code, you may constructively own shares of our stock actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which you have an interest, or that have an interest in you.

      Contemporaneous Dispositions and Acquisitions of Our Stock. Contemporaneous dispositions or acquisitions of shares by you (or persons or entities related to you) may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 tests has been satisfied with respect to shares of our preferred stock exchanged pursuant to the exchange offer. Thus, for example, if you sell shares of our preferred stock to persons other than us at or about the time you participate in the exchange offer, and these transactions are part of an overall plan to reduce or terminate your proportionate interest in our stock, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with you exchange of shares of our preferred stock pursuant to the exchange offer and, if integrated, should be taken into account in determining whether you satisfy any of the Section 302 tests described above.

      If you are contemplating participating in the exchange offer, we urge you to consult your tax advisors regarding the Section 302 tests, including the effect of the attribution rules and the possibility that a substantially contemporaneous sale of shares of our preferred stock to persons other than us may assist in satisfying one or more of the Section 302 tests.

      Cash in Lieu of Fractional Shares. If you receive cash in lieu of a fractional share of our common stock, you generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share.

Consequences of Receiving Solely Cash in the Exchange Offer

      If in the exchange offer you exchange shares of our preferred stock solely for cash, you will recognize gain or loss equal to the difference between (a) the cash received in the exchange offer and (b) your adjusted tax basis in the shares of our preferred stock you exchange. Although not free from doubt, we intend to treat and report (on IRS Form 1099-B) the amount of any consent fee you receive for consenting to the proposed amendments to the certificates of designation, as included in the amount of cash you receive in the exchange offer. Subject to the discussion in the following paragraph, the gain or loss would be capital gain or loss, and the capital gain or loss would be long-term capital gain or loss if your holding period for the shares of our preferred stock is more than one year. Gain or loss must be determined separately for each block of our preferred stock that you exchange.

      It is unclear whether the redemption analysis and the attribution rules discussed above under “— Consequences of Receiving Common Stock and Cash in the Exchange Offer” would apply to you if you receive solely cash in the exchange offer. If you exchange all of your shares of our preferred stock and do not own any other shares of any other Class of our stock, actually or constructively, you should recognize gain or loss as described in the preceding paragraph. If you do not exchange all of your shares of our preferred stock, or you own other shares of any other Class of our stock, actually or constructively, you may be subject to the redemption analysis discussed above under “— Consequences of Receiving Common Stock and Cash in the Exchange Offer.” You should consult your tax advisor to determine the proper tax treatment of cash received in the exchange offer.

      You should be aware that there is an argument that any consent fee you receive may be treated, for U.S. federal income tax purposes, as a separate fee for consenting to the proposed amendments rather than additional cash received pursuant to the exchange offer. If so treated, the amount of any consent fee you receive would constitute ordinary income to you and would not be included in the calculation of your gain or loss on shares of our preferred stock.

Consequences of Ownership of Shares of our Common Stock

      Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on common stock received as part of the exchange offer will constitute a dividend and will be includible in your income when received. Under current law, if you are an individual, such dividends paid to you generally will qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2008. If you are a corporate holder, any such dividend generally will be eligible for the dividends received deduction, provided you meet the holding period and other requirements for the dividends received deduction. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock and thereafter, as capital gain.

      Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year on the date of such disposition. Long-term capital gains of a U.S. holder that is an individual are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding

      Upon receipt of the gross proceeds pursuant to the exchange offer, you may be subject to U.S. backup withholding tax (at a rate of 28%) on such proceeds. To prevent backup withholding, you must provide us with your correct taxpayer identification number and certify that you are not subject to backup withholding of U.S. federal income tax, both of which may be done by providing a properly completed IRS Form W-9. If you are a corporation, you are exempt from backup withholding, although you must provide us with a properly completed IRS Form W-9 in order to qualify as an exempt recipient. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders Participating in the Exchange Offer

      The following discussion applies to you if you are a non-U.S. holder of our preferred stock that participates in the exchange offer. Special rules may apply to you and the tax consequences of participating in the exchange offer may be materially different than those described below if you are a “controlled foreign corporation” or a “passive foreign investment company,” or you own more than five percent of our preferred stock, own more than five percent of our common stock or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you are strongly encouraged to consult your own tax advisor to determine the particular U.S. federal, state and local and other tax consequences applicable to you of participating in the exchange offer.

      Participation in the Exchange Offer. If you are a non-U.S. holder, we or our withholding agent will withhold 30% of the amount of any cash proceeds you receive in the exchange offer in order to satisfy certain withholding requirements, unless you prove in a manner satisfactory to us that either (a) the deemed redemption of your shares of our preferred stock pursuant to the exchange offer will qualify as a sale or exchange under Section 302 of the Code, rather than as a dividend for U.S. federal income tax purposes, in which case no withholding will be required, (b) based on a properly completed IRS Form W8BEN that you provide, you are eligible for a reduced tax treaty rate with respect to dividend income, in which case we will withhold at the reduced treaty rate, or (c) based on a properly completed IRS Form W-8ECI that you provide, no withholding is required because such cash proceeds are effectively connected with your conduct of a trade or business in the United States. We urge you to consult your tax adviser regarding the application to you of these withholding rules and other tax consequences of the exchange offer to you.

      If dividends are considered effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, but will not be subject to withholding tax if you provide us with IRS Form W-8ECI (as described above) and your taxpayer identification number. If you are a foreign corporation, any effectively connected dividends may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable tax treaty.

      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

      Disposition of Common Stock. You generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition.

      Federal Estate Tax. If you are an individual, common stock or preferred stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

      Information Reporting and Backup Withholding Tax. We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other applicable agreements.

      You generally will be subject to backup withholding tax (currently at a rate of 28%) with respect to dividends paid on our common stock or our preferred stock unless you certify your non-U.S. status. The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker also is subject to both backup withholding and information reporting unless you certify your non-U.S. status or you otherwise establish an exemption. You generally can satisfy the certification requirement by providing a Form W-8BEN or Form W-8BECI, as applicable. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

      The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

LEGAL MATTERS

      The validity of the issuance of the Class A common stock will be passed upon for us by McAfee & Taft, a Professional Corporation. Certain other legal matters will be passed upon for us by Mayer, Brown, Rowe and Maw LLP, Chicago, Illinois.

EXPERTS

      The consolidated financial statements of Dobson Communications Corporation and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to changes in the method of accounting for derivative instruments and hedging activities and disposal of long-lived assets. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for identifiable intangible assets.

WHERE YOU CAN FIND MORE INFORMATION

      We file with the SEC annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from the SEC’s web site at: http://www.sec.gov.

      You may also obtain a copy of any of our filings with the SEC without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134; (405) 529-8500.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,491,508	$208,239,339
Restricted cash and investments	—	11,343,618
Accounts receivable	95,243,158	97,318,214
Inventory	16,343,308	12,393,910
Prepaid expenses and other	16,291,551	7,618,961
Deferred income taxes	16,166,000	17,637,000

Total current assets	207,535,525	354,551,042

PROPERTY, PLANT AND EQUIPMENT, net (Note 6)	546,502,256	536,634,360

OTHER ASSETS:
Restricted assets	4,466,681	4,171,009
Wireless license acquisition costs	1,774,474,995	1,759,350,684
Goodwill	611,001,058	603,450,987
Deferred financing costs, net	46,876,217	51,368,901
Customer list, net	87,586,582	94,380,262
Other non-current assets	4,122,708	4,989,791
Assets of discontinued operations (Note 3)	—	70,043,464

Total other assets	2,528,528,241	2,587,755,098

Total assets	$3,282,566,022	$3,478,940,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$79,375,927	$104,440,157
Accrued expenses	30,217,125	31,124,598
Accrued interest payable	56,198,743	74,106,748
Deferred revenue and customer deposits	27,608,275	26,947,446
Current portion of long-term debt	5,500,000	5,500,000
Accrued dividends payable	10,770,620	8,604,061
Current portion of obligations under capital leases	341,523	782,000

Total current liabilities	210,012,213	251,505,010

OTHER LIABILITIES:
Long-term debt, net of current portion (Note 7)	2,366,660,520	2,409,684,567
Deferred tax liabilities	267,113,643	285,848,520
Mandatorily redeemable preferred stock, net (Note 8)	236,584,280	253,259,775
Minority interest	5,711,728	6,393,902
Other non-current liabilities	5,906,344	6,915,203
Liabilities of discontinued operations (Note 3)	—	29,252,943
Commitments (Note 10)
SERIES F CONVERTIBLE PREFERRED STOCK	122,535,599	122,535,599
STOCKHOLDERS’ EQUITY:
Class A Common Stock, $.001 par value, 175,000,000 shares authorized and 120,081,762 and 119,997,356 issued at September 30, 2004 and December 31, 2003, respectively	120,082	119,998
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued at September 30, 2004 and December 31, 2003	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued at September 30, 2004 and December 31, 2003	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued at September 30, 2004 and December 31, 2003	—	—
Paid-in capital	1,205,562,528	1,205,138,956
Accumulated deficit	(1,103,715,111)	(1,057,788,169)
Less 5,709,353 common shares held in treasury, at cost at September 30, 2004 and December 31, 2003	(33,945,222)	(33,945,222)

Total stockholders’ equity	68,041,695	113,544,981

Total liabilities and stockholders’ equity	$3,282,566,022	$3,478,940,500

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
OPERATING REVENUE:
Service revenue	$569,728,005	$320,151,817
Roaming revenue	154,902,068	145,067,199
Equipment and other revenue	33,923,131	20,220,130

Total operating revenue	758,553,204	485,439,146

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	185,457,094	113,973,426
Cost of equipment	81,646,761	34,859,987
Marketing and selling	95,763,467	48,799,747
General and administrative	131,725,257	61,916,142
Depreciation and amortization	141,538,872	73,863,927

Total operating expenses	636,131,451	333,413,229

OPERATING INCOME	122,421,753	152,025,917

OTHER (EXPENSE) INCOME:
Interest expense	(161,476,501)	(85,190,611)
Gain (loss) from extinguishment of debt (Note 7)	5,738,861	(28,101,885)
Gain on redemption and repurchases of mandatorily redeemable preferred stock	6,478,563	—
Dividends on mandatorily redeemable preferred stock (Note 8)	(25,197,274)	(17,833,030)
Other income, net	2,229,621	2,298,813

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(49,804,977)	23,199,204
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(3,514,163)	(5,250,675)

(LOSS) INCOME BEFORE INCOME TAXES	(53,319,140)	17,948,529
Income tax benefit (expense)	13,139,384	(13,595,874)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(40,179,756)	4,352,655
DISCONTINUED OPERATIONS: (Note 3)
Income from discontinued operations, net of income tax expense of $271,327 for the nine months ended September 30, 2004, and $7,686,374 for the nine months ended September 30, 2003	442,692	12,540,927
Gain from sale of discontinued operations, net of income tax expense of $16,863,987	—	27,514,926

NET (LOSS) INCOME	(39,737,064)	44,408,508
Dividends on preferred stock	(6,189,878)	(41,421,044)
Gain on redemption and repurchases of preferred stock	—	218,310,109

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(45,926,942)	$221,297,573

BASIC NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE (Note 9)	$(0.34)	$2.28

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,763,531	97,059,585

DILUTED NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE (Note 9)	$(0.34)	$2.21

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,763,531	100,128,791

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2004

	Stockholders’ Equity

	Class A		Class B
	Common Stock		Common Stock				Treasury	Total
						Accumulated	Stock	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	at Cost	Equity

					(Unaudited)
DECEMBER 31, 2003	119,997,356	$119,998	19,418,021	$19,418	$1,205,138,956	$(1,057,788,169)	$(33,945,222)	$113,544,981
Net loss	—	—	—	—	—	(39,737,064)	—	(39,737,064)
Preferred stock dividends	—	—	—	—	—	(6,189,878)	—	(6,189,878)
Issuance of common stock	84,406	84	—	—	423,572	—	—	423,656

September 30, 2004	120,081,762	$120,082	19,418,021	$19,418	$1,205,562,528	$(1,103,715,111)	$(33,945,222)	$68,041,695

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) income from continuing operations	$(40,179,756)	$4,352,655
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities, net of effects of acquisitions —
Depreciation and amortization	141,538,872	73,863,927
Amortization of bond premium and financing costs	6,056,671	7,104,879
Deferred income taxes, net	(14,163,877)	5,178,006
Non-cash mandatorily redeemable preferred stock dividends	6,850,415	6,868,280
Gain on redemption and repurchases of mandatorily redeemable preferred stock	(6,478,563)	—
Non-cash portion of extinguishment of debt	1,100,189	28,101,885
Cash (used in) provided by operating activities of discontinued operations	(815,597)	35,402,108
Minority interests in income of subsidiaries	3,514,163	5,250,675
Other operating activities	200,585	235,003
Changes in current assets and liabilities —
Accounts receivable	2,324,961	1,318,848
Inventory	(3,844,398)	(8,933,853)
Prepaid expenses and other	(8,311,928)	(3,154,918)
Accounts payable	(25,064,230)	40,261,070
Accrued expenses	(23,138,638)	(9,041,109)
Deferred revenue and customer deposits	660,829	940,271

Net cash provided by operating activities	40,249,698	187,747,727

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(117,815,549)	(105,953,940)
Purchase of wireless licenses and properties	(29,969,630)	(50,000,000)
Purchase of wireless licenses for FCC Auction 35	—	(7,659,199)
Cash acquired through acquisition of American Cellular Corporation	—	35,819,121
Increase in receivable-affiliates	—	(9,348,693)
Receipt of funds held in escrow for contingencies on sold assets	11,354,020	7,094,075
Cash used in investing activities of discontinued operations	(140,234)	(4,133,595)
Cash received from exchange of assets	21,978,720	—
Other investing activities	221,127	14,278,716

Net cash used in investing activities	(114,371,546)	(119,903,515)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	40,000,000	1,550,000,000
Repayments and purchases of long-term debt	(83,890,000)	(1,596,668,073)
Preferred stock dividends paid	(3,676,068)	(10,844,252)
Issuance of common stock	—	887,587
Distributions to minority interest holders	(4,112,668)	(5,788,004)
Redemption and repurchases of mandatorily redeemable preferred stock	(17,375,750)	(36,592,475)
Purchase of treasury stock	—	(8,498,206)
Receipt of subscriptions receivable	—	9,966,357
Deferred financing costs	(1,801,653)	(32,117,373)
Other financing activities	230,156	(1,307,168)

Net cash used in financing activities	(70,625,983)	(130,961,607)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(144,747,831)	(63,117,395)
CASH AND CASH EQUIVALENTS, beginning of period	208,239,339	292,053,204

CASH AND CASH EQUIVALENTS, end of period	$63,491,508	$228,935,809

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest	$172,324,712	$81,130,748
Income taxes	$1,940,971	$3,226,255
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Stock dividend paid through the issuance of preferred stock (prior to implementation of SFAS 150)	$—	$30,285,000
Transfer of fixed assets to affiliates	$—	$227,453
Net property and equipment disposed through exchange of assets	$(11,956,946)	$8,436,363
Net wireless license acquisition costs disposed through exchange of assets	$(41,143,732)	$(50,462,667)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

      The condensed consolidated balance sheet of Dobson Communications Corporation (“DCC”) and subsidiaries (collectively with DCC, the “Company”) as of September 30, 2004, the condensed consolidated statements of operations for the nine months ended September 30, 2004 and 2003, the condensed consolidated statement of stockholders’ equity for the nine months ended September 30, 2004, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003 are unaudited. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of financial position, results of operations, stockholder’s equity and cash flows for the periods presented.

      The condensed consolidated balance sheet at December 31, 2003, was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The financial statements presented herein should be read in connection with the Company’s December 31, 2003 consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

1.	Organization

      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.

      The Company operates in one business segment pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

2.	Stock-Based Compensation

      The Company accounts for its stock option plans under APB Opinion 25, “Accounting for Stock Issued to Employees,” under which no compensation cost is recognized. The following schedule shows the Company’s net (loss) income and net (loss) income per share for the nine months ended September 30, 2004 and 2003, had compensation expense been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation.” The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company’s results in future periods.

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	($ in thousands, except for per
	share amounts)
Net (loss) income applicable to common stockholders:
As reported	$(45,927)	$221,298
Pro forma stock-based compensation, net of tax	(5,371)	(1,243)

Pro forma	$(51,298)	$220,055

Basic net (loss) income applicable to common stockholders per common share:
As reported	$(0.34)	$2.28
Pro forma	$(0.38)	$2.27

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	($ in thousands, except for per
	share amounts)
Diluted net (loss) income applicable to common stockholders per common share:
As reported	$(0.34)	$2.21
Pro forma	$(0.38)	$2.20

3.     Discontinued Operations

      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company holds a majority of the market share in each of these Michigan, Texas and Oklahoma wireless markets. The exchange resulted in a net loss of approximately 15,500 subscribers for the Company. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying condensed consolidated financials from the date of acquisition. In addition, the Company’s condensed consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the Maryland 2 property as discontinued operations. The assets and liabilities of such operations have been classified as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2003 condensed consolidated balance sheet and consist of the following:

December 31,
2003

($ in thousands)
Current assets	$2,637
Property, plant and equipment, net	19,606
Wireless license acquisition costs, net	47,790
Other assets	10

Total assets of discontinued operations	$70,043

Current liabilities	$2,654
Accrued loss on discontinued operations	20,530
Deferred tax liabilities	6,069

Total liabilities of discontinued operations	$29,253

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net income from the Maryland 2 property was classified on the condensed consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	For the Nine	For the Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	($ in thousands)
Operating revenue	$3,556	$30,321
Income before income taxes	714	8,618
Income tax expense	(271)	(3,275)
Income from discontinued operations	443	5,343

      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, which the Company then cancelled. The cost of the acquired Alaska assets was $126.0 million. The Alaska assets, liabilities and results of operations have only been included in the accompanying condensed consolidated financials from the date of acquisition. In addition, the net income from the California properties were classified on the condensed consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	For the Nine	For the Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	($ in thousands)
Operating revenue	$—	$31,964
Income before income taxes	—	11,610
Income tax expense	—	(4,412)
Income from discontinued operations	—	7,198

      The long-term debt of the Company is at the consolidated level and is not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. Interest is allocated based on the percentage of market population. The interest expense allocated to these operations was $4.2 million for the nine months ended September 30, 2003.

4.	Investment in Unconsolidated Joint Venture

      Through August 18, 2003, the Company owned a 50% interest in a joint venture that owned American Cellular Corporation (“American Cellular”). This investment was accounted for using the equity method of accounting. Beginning on June 30, 2002 and continuing through August 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which required that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Based on the re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million at June 30, 2002, and an additional

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment loss of $423.9 million at December 31, 2002. After recognizing its 50% interest of the impairment loss at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, American Cellular’s additional impairment loss of $423.9 million at December 31, 2002 did not impact the Company’s results of operations or financial condition. The Company did not guarantee any of American Cellular’s obligations.

      The following is a summary of the significant financial information for the joint venture and its subsidiary, American Cellular, for the nine months ended September 30, 2003:

Period from
January 1, 2003
through
August 18, 2003

($ in thousands)
Operating revenue	$288,727
Operating income	83,677
Income before extraordinary item	2,339
Extraordinary gain, net	131,009
Dividends on preferred stock	(2,545)
Net income applicable to members	130,803

5.	Business Combinations

      On August 8, 2003, American Cellular, a 50%-owned, indirect subsidiary of the Company, and ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900 million aggregate principal amount of 10% Senior Notes due 2011. The senior notes were issued at par by ACC Escrow Corp. ACC Escrow Corp. was then merged into American Cellular as part of the American Cellular restructuring described below, and American Cellular assumed ACC Escrow Corp.’s obligations under these senior notes. The net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are the guarantors of these senior notes.

      On August 19, 2003, the Company and American Cellular completed an exchange offer for American Cellular’s existing 9.5% Senior Subordinated Notes due 2009 (the “old ACC notes”). This exchange offer resulted in the restructuring of American Cellular’s indebtedness and equity ownership. As part of the American Cellular restructuring, holders of $681.9 million of the $700.0 million principal amount of American Cellular’s outstanding notes tendered their notes for exchange. In exchange for the tendered notes, the tendering noteholders received from the Company 43.9 million shares of the Company’s Class A Common Stock, 681,900 shares of the Company’s Series F Convertible Preferred Stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s Class A Common Stock, and $48.7 million in cash. The Company also issued an additional 4,301 shares of its Series F Convertible Preferred Stock and 276,848 shares of its Class A Common Stock in payment of certain fees. Upon consummation of the restructuring, American Cellular became a wholly owned subsidiary of the Company. Therefore, American Cellular’s assets, liabilities and results of operations have been included in the accompanying condensed consolidated financials from the date of acquisition.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The calculation of the purchase price of American Cellular (including fees paid in conjunction with the restructuring of American Cellular) and the allocation of the acquired assets and assumed liabilities for American Cellular are as follows:

(In millions, except
share price)

Calculation and allocation of purchase price:
Shares of DCC common stock issued	44.2
Market price of DCC common stock	$6.84

Fair value of common stock issued	$302.0
Plus fair value of DCC convertible preferred stock issued	122.5
Plus cash paid to American Cellular noteholders	50.0

Total purchase price	474.5
Plus fair value of liabilities assumed by DCC:
Current liabilities	73.7
Long-term debt	912.6
Other non-current liabilities	1.8
Deferred income taxes	168.0

Total purchase price plus liabilities assumed	$1,630.6

Fair value of assets acquired by DCC:
Current assets	$104.8
Property, plant and equipment	186.5
Wireless licenses	669.2
Customer lists	80.0
Deferred financing costs	18.8
Other non-current assets	0.6
Goodwill (non-deductible for income taxes)	570.7

Total fair value of assets acquired	$1,630.6

      As a result of the Company paying $474.5 million in common stock, preferred stock and cash, and assuming American Cellular’s liabilities totaling $1,156.1 million, the fair market value of the assets acquired by the Company was established at $1,630.6 million. The fair value of the 44.2 million shares of common stock was determined based on the average market price of the Company’s common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. The preferred stock was valued at its negotiated price.

      To determine the purchase price allocation and the resulting recognition of goodwill, the Company analyzed all of the assets acquired. The Company reviewed the prior carrying value of the current assets and the property, plant and equipment and determined that the carrying value approximated the fair market value. In the Company’s review of the Wireless licenses and Customer lists the Company determined that the fair values exceeded the prior carrying values and adjusted them accordingly. The Company completed the valuation of the Wireless licenses during the fourth quarter of 2003, resulting in an increase of $100 million to American’s Wireless licenses. As for the Customer lists, the Company reviewed American’s customer base and considered several factors, including the cost of acquiring customers, the average length of contracts with these customers and the average revenue that they could

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provide, and increased the value by $65.6 million to $80.0 million for American’s customer base. Finally, the deferred financing costs represent the costs associated with financing and acquisition of American Cellular and issuing American’s new 10% senior notes.

      The Company acquired the remaining equity interest in American Cellular to continue the Company’s strategy of owning rural and suburban wireless telecommunication service areas. As a result of the acquisition, the Company increased the number of service areas in which it is licensed to offer services and increased the number of its subscribers.

      Prior to the restructuring, American Cellular had net operating loss, or NOL, carryforwards of approximately $320.0 million. The restructuring transactions resulted in the reduction of approximately $200.0 million of those NOL carryforwards. After the restructuring, approximately $120.0 million of NOL carryforwards remain available to American Cellular. However, the restructuring also resulted in an ownership change within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder. This ownership change limits the amount of previously generated NOL carryforwards that American Cellular can utilize to offset future taxable income on an annual basis. American Cellular has reviewed the need for a valuation allowance against these NOL carryforwards. Based on a review of taxable income, history and trends, forecasted taxable income, expiration of carryforwards and limitations on the annual use of the carryforwards, American Cellular has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the NOL carryforwards of American Cellular will be realized prior to their expiration.

      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, as described above in Note 3.

      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA. See Note 3 above.

      On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing GSM network, of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.4 million.

      The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying condensed consolidated statements of operations from the date of acquisition. The unaudited pro forma information set forth below includes all business combinations that occurred during 2004 and 2003, as if the combinations occurred at the beginning of the period presented. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

	For the	For the
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	($ in thousands,
	except per share data)

	(Unaudited)
Operating revenue	$770,950	$851,180
(Loss) income from continuing operations	(41,084)	19,380
Net (loss) income	(40,641)	59,436
Net (loss) income applicable to common stockholders	(46,831)	233,779
Net (loss) income applicable to common stockholders per common share	(0.35)	2.41

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. We purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, we obtained control over most of these assets and began operation of them; however, assignment of certain spectrum licenses requires FCC approval, for which we have applied. Therefore, we have entered into a spectrum manager lease that allows us to lease the RFB spectrum pending the FCC’s decision.

      The Company currently provides service in most of the northern part of Michigan, including the upper peninsula. The RFB acquisition will allow the Company to expand its existing service area to cover the entire northern part of the state, and will allow the Company to market its service under the CELLULARONE® brand throughout that market. RFB currently serves markets in Michigan Rural Service Areas 2 and 4, covering a total population of approximately 256,000. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. Excluding overlap with markets already served by the Company, the RFB assets would add 176,000 incremental covered population to its service areas in northern Michigan. If the Company completes the purchase of the RFB assets, it intends to deploy GSM/ GPRS/ EDGE technology over RFB’s existing footprint.

      The acquisition would also include RFB’s 1900 MHz PCS licenses covering a population of 1.3 million that provide an additional 10 MHz of spectrum in the Traverse City, Petoskey, Saginaw/ Bay City, Mt. Pleasant, Alpena, Escanaba and Sault Ste. Marie basic trading areas.

6.	Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense for the nine months ended September 30, 2004 and 2003 totaled $123.0 million and $61.3 million, respectively. Listed below are the gross property, plant and equipment amounts and the related accumulated depreciation for the periods described.

	September 30,	December 31,
	2004	2003

	($ in thousands)
Gross property, plant and equipment	$951,061	$819,464
Accumulated depreciation	(404,559)	(282,830)

Property, plant and equipment, net	$546,502	$536,634

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Long-Term Debt

      The Company’s long-term debt consisted of the following:

	September 30,	December 31,
	2004	2003

	($ in thousands)
Credit facilities	$565,500	$548,625
Dobson/ Sygnet Senior Notes	—	5,245
10.875% DCC Senior Notes, net of discount	298,624	298,443
8.875% DCC Senior Notes	594,500	650,000
10% American Cellular Senior Notes	900,000	900,000
Other notes payable, net	13,537	12,871

Total debt	2,372,161	2,415,184
Less — Current maturities	5,500	5,500

Total long-term debt	$2,366,661	$2,409,684

      On May 7, 2004, certain financial covenants in Dobson Cellular Systems, Inc.’s, or DCS’, credit facility were amended in a manner that is expected to increase the Company’s operating flexibility under the credit facility. Distributions of excess cash flow by DCS to DCC will be restricted unless DCC’s leverage ratio is less than certain levels as specified in the amendment to the credit facility. Subsequent to September 30, 2004, DCS issued $825.0 million of senior secured notes. A portion of the proceeds from this offering was used to repay all outstanding borrowings under the DCS credit facility. In connection with the offering, DCS amended its credit agreement to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008.

      In addition, the $825.0 million aggregate principal amount of Notes, consisted of $250.0 million of 8.375% Fixed Rate Notes due 2011, $250.0 million Floating Rate Notes due 2011, and $325.0 million of 9.875% Notes due 2012. The Floating Rate Notes due 2011 will bear interest at a rate equal to three-month LIBOR plus 4.75%. The 2011 Notes will mature on November 1, 2011, and the 2012 Notes will mature on November 1, 2012. A portion of the proceeds from this offering will be used to pay off $175.8 million of DCC Senior Notes. The Company expects to recognize a gain of $29.3 million, net of tax, on the repurchase of the DCC Senior Notes.

Dobson/ Sygnet Senior Notes

      The Company’s former subsidiary, Dobson/ Sygnet Communications Company, or Dobson/ Sygnet, had outstanding $200.0 million aggregate principal amount of senior notes. On September 30, 2002, the Company purchased $11.5 million principal amount of these senior notes for $8.9 million and the Company recognized a gain from extinguishment of debt of $2.2 million after the write off of related deferred financing costs. On October 24, 2003, the Company purchased an additional $183.3 million principal amount of these senior notes for $205.5 million and the Company recognized a loss from extinguishment of debt of $20.3 million due to the premium paid and the write off of related deferred financing costs. On a consolidated basis at December 31, 2003, the outstanding Dobson/ Sygnet senior notes had an outstanding principal balance totaling $5.2 million. During the nine months ended September 30, 2004, the Company redeemed the remaining $5.2 million of these senior notes and the Company recognized a loss from extinguishment of debt of $0.3 million due to the premium paid and the write off of related deferred financing costs. Dobson/ Sygnet was merged into the Company’s wholly owned subsidiary, DCS, on October 23, 2003.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DCC Senior Notes

      On September 26, 2003, the Company completed its offering of $650.0 million aggregate principal amount of 8.875% Senior Notes due 2013. The net proceeds from the offering, together with borrowings under a new $700.0 million credit facility that was obtained by the Company’s wholly owned subsidiary, DCS, in October 2003, were used to refinance and replace the existing credit facilities of the Company’s subsidiaries, to fund the repurchase of $183.3 million principal amount of Dobson/ Sygnet’s Senior Notes, to fund the repurchase of 246,967 shares of the Company’s 12.25% Senior Exchangeable Preferred Stock having an aggregate liquidation preference of $248.3 million, and for general corporate purposes. American Cellular is an unrestricted subsidiary for purposes of the Company’s 8.875% Senior Notes. The 8.875% Senior Notes contain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or distributions on equity, purchase or redeem junior securities and make certain investments, place restrictions on distributions and other payments from restricted subsidiaries, sell assets, create or incur liens, merge or consolidate with or transfer substantial assets to another entity, engage in transactions with affiliates or engage in any business other than permitted businesses. During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% Senior Notes for the purchase price of $48.3 million, excluding accrued interest. The Company’s first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs. Subsequent to September 30, 2004, a portion of the proceeds from the offering by DCS of $825.0 million of senior secured notes were used to repurchase approximately $174.8 million principal amount of the Company’s 8.875% Senior Notes and approximately $1.0 million principal amount of its 10.875% Senior Notes.

Interest Rate Hedges

      The Company pays interest on its bank credit facilities based on a variable factor, such as LIBOR or prime rate. In addition, $250.0 million of the senior secured notes issued by DCS subsequent to September 30, 2004, bear interest at a variable rate based on LIBOR. The Company will from time-to-time enter into derivative contracts to reduce exposure against rising interest rates. The Company is not currently a party to any derivative contracts.

8.	Redeemable Preferred Stock

      As of September 30, 2004 and December 31, 2003, the Company’s authorized and outstanding preferred stock was as follows:

	Number of	Number of	Number of					Other
	Shares	Shares	Shares					Features,
	Authorized	Outstanding at	Outstanding at			Liquidation	Mandatory	Rights,
	at September 30,	September 30,	December 31,	Par Value		Preference	Redemption	Preferences
Class	2004	2004	2003	Per Share	Dividends	Per Share	Date	and Powers

Senior Exchangeable	46,181	46,181	60,997	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	394,297	192,898	196,003	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Class E	40,000	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	686,201	$1.00	7% Cumulative	$178.571	Aug. 18, 2016	Non-voting
Other	3,619,522	—	—	$1.00	—	—	—	—

	6,000,000	925,280	943,201

      The Company recorded preferred stock dividends of $31.4 million for the nine months ended September 30, 2004, consisting of $5.3 million of dividends on its 12.25% Senior Exchangeable Preferred Stock, $19.9 million of dividends on its 13% Senior Exchangeable Preferred Stock, and $6.2 million of dividends on its Series F Convertible Preferred Stock. In accordance with SFAS No. 150, which was required to be adopted July 1, 2003, dividends related to the Company’s 12.25% and 13% mandatorily

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redeemable preferred stocks are included in net (loss) income. Therefore, $25.2 million of the $31.4 million preferred stock dividends are recorded in net (loss) income on the income statement as a financing expense, entitled “dividends on mandatorily redeemable preferred stock,” for the nine months ended September 30, 2004.

      During the nine months ended September 30, 2004, the Company repurchased a total of 14,816 shares of its 12.25% Senior Exchangeable Preferred Stock and 9,475 shares of its 13% Senior Exchangeable Preferred Stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in the Company’s loss from continuing operations. All repurchased shares of 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock have been canceled.

      During the nine months ended September 30, 2003, the Company repurchased a total of 32,707 shares of its 12.25% Senior Exchangeable Preferred Stock and 27,500 shares of its 13% Senior Exchangeable Preferred Stock. The preferred stock repurchases totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. The gain from redemption and repurchases of preferred stock has been included in net (loss) income applicable to common stockholders.

9.	Earnings Per Share

      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic (loss) income per share is computed by dividing (loss) income available to stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted (loss) income per share is similar to basic (loss) income per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are “in the money” were exercised or converted. Shares that are potentially dilutive are Company granted stock options, totaling 9.6 million shares, and shares of the Company’s Series F Convertible Preferred Stock, which are

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible into 14.0 million shares of the Company’s Class A common stock. The table below sets forth the detailed computation of the Company’s basic and diluted earnings per share.

	Nine Months Ended September 30,

	2004	2003

	($ in thousands,
	except per share data)
	(Unaudited)
Net (loss) income applicable to common stockholders	$(45,927)	$221,298
Basic net (loss) income applicable to common stockholders per common share:
Continuing operations:
(Loss) income from continuing operations	$(0.30)	$0.05
Dividends on and repurchases of preferred stock	(0.04)	1.82
Discontinued operations	—	0.41

Basic net (loss) income applicable to common stockholders per common share	$(0.34)	$2.28

Basic weighted average common shares outstanding	133,763,531	97,059,585
Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations:
(Loss) income from continuing operations	$(0.30)	$0.04
Dividends on and repurchases of preferred stock	(0.04)	1.77
Discontinued operations	—	0.40

Diluted net (loss) income applicable to common stockholders per common share	$(0.34)	$2.21

Diluted weighted average common shares outstanding	133,763,531	100,128,791

10.	Commitments and Contingencies

Commitments

      The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of October 15, 2004, $19.8 million of this commitment has been fulfilled.

Contingencies

      Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and certain of its officers and/or directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company’s publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company’s rate of growth in roaming minutes was substantially declining, and that it had experienced

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

negative growth in October 2003; that AT&T, the Company’s largest roaming customer, had notified the Company that it wanted to dispose of its equity interest in the Company that it had held since the Company’s initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that the Company issued various positive statements concerning the Company’s financial prospects and the continued growth in its roaming minutes, and that those statements were false and misleading. The Company intends to vigorously defend itself against these claims.

      The Company is in continuing discussions with the SEC regarding an informal inquiry regarding the timing of its disclosure that a controlling interest in Dobson Communications was pledged to secure a loan to Dobson CC Limited Partnership. The Company initially disclosed the pledge in September 2001, which it believes was timely. The loan and pledge that are the subject of this inquiry no longer exist.

      The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company’s consolidated financial position, results of operation, or liquidity.

11.	Reclassifications

      Certain items have been reclassified in the 2003 condensed consolidated financial statements to conform to the current presentation.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Supplemental Condensed Consolidating Financial Information

      Set forth below is supplemental condensed consolidating financial information as required by DCC’s indenture for its 8.875% Senior Notes due 2013, and by the DCS credit facility. Included are the condensed consolidating balance sheet, statement of operations and statement of cash flows of Dobson Communications Corporation as of September 30, 2004, and for the nine months ended September 30, 2004 and 2003. Neither DCS, American Cellular, DCC PCS nor any of their subsidiaries guaranty any of DCC’s outstanding debt. DCC, DCS and its subsidiaries do not guaranty any of American Cellular’s outstanding debt.

CONDENSED CONSOLIDATING BALANCE SHEET

As of September 30, 2004

		American	DCC
	DCS	Cellular	PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,534	$7,167	$38,598	$7,193	$—	$63,492
Accounts receivable	62,340	32,903	—	—	—	95,243
Inventory	11,067	5,276	—	—	—	16,343
Prepaid expenses and other	23,783	8,660	15	—	—	32,458

Total current assets	107,724	54,006	38,613	7,193	—	207,536

PROPERTY, PLANT AND EQUIPMENT, net	356,945	189,557	—	—	—	546,502

OTHER ASSETS:
Net intercompany (payable) receivable	(27,900)	5,807	12,611	901,986	(892,504)	—
Restricted assets	4,467	—	—	—	—	4,467
Wireless license acquisition costs	1,091,218	669,169	9,676	4,412	—	1,774,475
Goodwill	39,151	570,708	—	1,142	—	611,001
Deferred financing costs, net	14,295	16,356	—	16,225	—	46,876
Other intangibles, net	24,333	63,253	—	—	—	87,586
Other non-current assets	3,416	697	—	1,624,383	(1,624,373)	4,123

Total other assets	1,148,980	1,325,990	22,287	2,548,148	(2,516,877)	2,528,528

Total assets	$1,613,649	$1,569,553	$60,900	$2,555,341	$(2,516,877)	$3,282,566

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$67,648	$11,728	$—	$—	$—	$79,376
Accrued expenses	17,378	12,885	—	(46)	—	30,217
Accrued interest payable	2,086	19,300	—	34,813	—	56,199
Deferred revenue and customer deposits	15,108	12,500	—	—	—	27,608
Current portion of long-term debt	5,500	—	—	—	—	5,500
Accrued dividends payable	—	—	—	10,771	—	10,771
Current portion of obligations under capital leases	341	—	—	—	—	341

Total current liabilities	108,061	56,413	—	45,538	—	210,012

OTHER LIABILITIES:
Long-term debt, net of current portion	1,452,504	913,537	—	893,124	(892,504)	2,366,661
Deferred tax liabilities	136,707	156,642	590	424,782	(451,608)	267,113
Mandatorily redeemable preferred stock, net	—	—	—	236,584	—	236,584
Other non-current liabilities	5,712	5,906	—	—	—	11,618
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ (deficit) equity	(89,335)	437,055	60,310	832,777	(1,172,765)	68,042

Total liabilities and stockholders’ (deficit) equity	$1,613,649	$1,569,553	$60,900	$2,555,341	$(2,516,877)	$3,282,566

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2004

		American	DCC
	DCS	Cellular	PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$328,519	$241,209	$—	$—	$—	$569,728
Roaming revenue	88,863	66,039	—	—	—	154,902
Equipment and other revenue	25,074	14,062	—	—	(5,213)	33,923

Total operating revenue	442,456	321,310	—	—	(5,213)	758,553

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	113,606	72,392	—	—	(541)	185,457
Cost of equipment	47,113	34,534	—	—	—	81,647
Marketing and selling	52,957	42,806	—	—	—	95,763
General and administrative	70,717	65,665	15	—	(4,672)	131,725
Depreciation and amortization	79,508	62,031	—	—	—	141,539

Total operating expenses	363,901	277,428	15	—	(5,213)	636,131

OPERATING INCOME (LOSS)	78,555	43,882	(15)	—	—	122,422

OTHER (EXPENSE) INCOME:
Interest expense	(68,131)	(71,339)	(1,137)	(66,806)	45,936	(161,477)
(Loss) gain from extinguishment of debt	(349)	—	—	6,088	—	5,739
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	6,478	—	6,478
Dividends on mandatorily redeemable preferred stock	—	—	—	(25,197)	—	(25,197)
Other income (expense), net	4,686	(1,969)	508	44,941	(45,936)	2,230

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	14,761	(29,426)	(644)	(34,496)	—	(49,805)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(3,514)	—	—	—	—	(3,514)

INCOME (LOSS) BEFORE INCOME TAXES	11,247	(29,426)	(644)	(34,496)	—	(53,319)
Income tax (expense) benefit	(4,274)	11,182	245	5,986	—	13,139

INCOME (LOSS) FROM CONTINUING OPERATIONS	6,973	(18,244)	(399)	(28,510)	—	(40,180)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443

NET INCOME (LOSS)	7,416	(18,244)	(399)	(28,510)	—	(39,737)
Dividends on preferred stock	—	—	—	(6,190)	—	(6,190)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$7,416	$(18,244)	$(399)	$(34,700)	$—	$(45,927)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2003

		American	DCC
	DCS	Cellular	PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$281,522	$38,630	$—	$—	$—	$320,152
Roaming revenue	130,529	14,538	—	—	—	145,067
Equipment and other revenue	18,964	1,994	—	—	(738)	20,220

Total operating revenue	431,015	55,162	—	—	(738)	485,439

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	102,550	11,612	—	—	(189)	113,973
Cost of equipment	30,360	4,500	—	—	—	34,860
Marketing and selling	42,247	6,553	—	—	—	48,800
General and administrative	53,578	8,872	15	—	(549)	61,916
Depreciation and amortization	65,003	8,861	—	—	—	73,864

Total operating expenses	293,738	40,398	15	—	(738)	333,413

OPERATING INCOME (LOSS)	137,277	14,764	(15)	—	—	152,026

OTHER (EXPENSE) INCOME:
Interest expense	(46,033)	(13,849)	(3,412)	(26,231)	4,335	(85,190)
Loss from extinguishment of debt	(28,102)	—	—	—	—	(28,102)
Dividends on mandatorily redeemable preferred stock	—	—	—	(17,833)	—	(17,833)
Other income (expense), net	2,470	143	1,073	34,948	(36,335)	2,299

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	65,612	1,058	(2,354)	(9,116)	(32,000)	23,200
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(5,251)	—	—	—	—	(5,251)

INCOME (LOSS) BEFORE INCOME TAXES	60,361	1,058	(2,354)	(9,116)	(32,000)	17,949
Income tax (expense) benefit	(22,937)	(402)	894	(3,311)	12,160	(13,596)

INCOME (LOSS) FROM CONTINUING OPERATIONS	37,424	656	(1,460)	(12,427)	(19,840)	4,353
Income from discontinued operations, net of income tax expense	12,541	—	—	—	—	12,541
Gain from discontinued operations, net of income tax expense	27,515	—	—	—	—	27,515

NET INCOME (LOSS)	77,480	656	(1,460)	(12,427)	(19,840)	44,409
Dividends on preferred stock	—	—	—	(41,421)	—	(41,421)
Gain on redemption and repurchases of preferred stock	—	—	—	218,310	—	218,310

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$77,480	$656	$(1,460)	$164,462	$(19,840)	$221,298

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2004

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$6,973	$(18,244)	$(399)	$(28,510)	$—	$(40,180)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	79,508	62,031	—	—	—	141,539
Amortization of bond premium and financing costs	1,805	2,455	—	1,797	—	6,057
Deferred income taxes, net	3,683	(11,616)	(245)	(5,986)	—	(14,164)
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	6,850	—	6,850
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(6,478)	—	(6,478)
Non-cash portion of extinguishment of debt	7	—	—	1,093	—	1,100
Cash used in operating activities of discontinued operations	(815)	—	—	—	—	(815)
Minority interests in income of subsidiaries	3,514	—	—	—	—	3,514
Other operating activities	176	24	—	—	—	200
Changes in current assets and liabilities —
Accounts receivable	(187)	2,512	—	—	—	2,325
Inventory	(2,319)	(1,525)	—	—	—	(3,844)
Prepaid expenses and other	(7,041)	(1,266)	(5)	—	—	(8,312)
Accounts payable	(18,858)	(6,206)	—	—	—	(25,064)
Accrued expenses	(6,614)	(19,327)	(14,163)	16,965	—	(23,139)
Deferred revenue and customer deposits	695	(27)	—	(7)	—	661

Net cash provided by (used in) operating activities	60,527	8,811	(14,812)	(14,276)	—	40,250

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(83,364)	(34,451)	—	—	—	(117,815)
Purchase of wireless licenses and properties	(29,970)	—	—	—	—	(29,970)
Receipt of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
Cash received from exchange of assets	21,978	—	—	—	—	21,978
(Increase) decrease in receivable-affiliates	(29,066)	1,264	(72,391)	100,193	—	—
Other investing activities	138	(50)	—	(6)	—	82

Net cash (used in) provided by investing activities	(113,099)	(29,068)	(72,391)	100,187	—	(114,371)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	40,000	—	—	—	—	40,000
Repayments and purchases of long-term debt	(28,370)	—	—	(55,520)	—	(83,890)
Preferred stock dividends paid	—	—	—	(3,676)	—	(3,676)
Distributions to minority interest holders	(4,113)	—	—	—	—	(4,113)
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(17,376)	—	(17,376)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Other financing activities	(1,498)	(81)	—	8	—	(1,571)

Net cash provided by (used in) financing activities	3,719	(81)	65,300	(139,564)	—	(70,626)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(48,853)	(20,338)	(21,903)	(53,653)	—	(144,747)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	60,501	60,846	—	208,239

CASH AND CASH EQUIVALENTS, end of period	$10,534	$7,167	$38,598	$7,193	$—	$63,492

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2003

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$37,424	$656	$(1,460)	$(12,427)	$(19,840)	$4,353
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	65,003	8,861	—	—	—	73,864
Amortization of bond premium and financing costs	6,673	269	—	163	—	7,105
Deferred income taxes, net	17,964	202	(894)	(24,254)	12,160	5,178
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	6,868	—	6,868
Non-cash portion of extinguishment of debt	28,102	—	—	—	—	28,102
Cash provided by operating activities of discontinued operations	35,402	—	—	—	—	35,402
Minority interests in income of subsidiaries	5,251	—	—	—	—	5,251
Other operating activities	235	—	—	—	—	235
Changes in current assets and liabilities —
Accounts receivable	(2,275)	3,594	—	—	—	1,319
Inventory	(9,035)	101	—	—	—	(8,934)
Prepaid expenses and other	(2,015)	(1,135)	(5)	—	—	(3,155)
Accounts payable	13,969	26,292	—	—	—	40,261
Accrued expenses	(553)	(650)	3,412	(11,250)	—	(9,041)
Deferred revenue and customer deposits	640	300	—	—	—	940

Net cash provided by (used in) operating activities	196,785	38,490	1,053	(40,900)	(7,680)	187,748

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(77,111)	(28,843)	—	—	—	(105,954)
Purchase of wireless licenses and properties	(123)	141	(7,659)	(42,359)	—	(50,000)
Purchase of wireless licenses for FCC Auction 35	(7,659)	—	—	—	—	(7,659)
Cash acquired through acquisition of American Cellular Corporation	—	35,819	—	—	—	35,819
(Increase) decrease in receivable-affiliates	16,955	(11,010)	(85,902)	62,928	7,680	(9,349)
Receipt of funds held in escrow for contingencies on sold assets	7,094	—	—	—	—	7,094
Cash used in investing activities of discontinued operations	(4,134)	—	—	—	—	(4,134)
Other investing activities	7,817	—	(112)	6,574	—	14,279

Net cash (used in) provided by investing activities	(57,161)	(3,893)	(93,673)	27,143	7,680	(119,904)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	900,000	—	650,000	—	1,550,000
Repayments and purchases of long-term debt	(732,374)	(864,294)	—	—	—	(1,596,668)
Preferred stock dividends paid	—	—	—	(10,844)	—	(10,844)
Issuance of common stock	—	—	—	888	—	888
Distributions to minority interest holders	(5,788)	—	—	—	—	(5,788)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(36,593)	—	(36,593)
Purchase of treasury stock	—	—	—	(8,498)	—	(8,498)
Receipt of subscriptions receivable	—	—	—	9,966	—	9,966
Deferred financing costs	3,281	(20,651)	—	(14,747)	—	(32,117)
Capital contribution from parent	527,000	—	—	(527,000)	—	—
Other financing activities	(554)	—	—	(753)	—	(1,307)

Net cash (used in) provided by financing activities	(208,435)	15,055	—	62,419	—	(130,961)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(68,811)	49,652	(92,620)	48,662	—	(63,117)
CASH AND CASH EQUIVALENTS, beginning of period	111,228	—	152,938	27,887	—	292,053

CASH AND CASH EQUIVALENTS, end of period	$42,417	$49,652	$60,318	$76,549	$—	$228,936

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Dobson Communications Corporation:

      We have audited the accompanying consolidated balance sheets of Dobson Communications Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of ACC Acquisition LLC, (a 50 percent owned investee joint venture) for the period ended December 31, 2001. The Company’s equity in losses of ACC Acquisition LLC was $69,900,766 for 2001. The financial statements of ACC Acquisition LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ACC Acquisition LLC for the period ended December 31, 2001, is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dobson Communications Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Notes 2 and 3, to the consolidated financial statements, as of January 1, 2001 the Company changed its method of accounting for derivative instruments and hedging activities and disposal of long-lived assets and as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 related to the change in accounting for identifiable intangible assets with indefinite lives.

KPMG LLP

Oklahoma City, Oklahoma

February 12, 2004

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$208,239,339	$292,053,204
Restricted cash and investments (Note 2)	11,343,618	7,098,254
Accounts receivable—
Customers, net of allowance for doubtful accounts of $3,256,226 in 2003 and $1,117,304 in 2002	97,318,214	55,864,615
Inventory (Note 2)	12,393,910	5,644,524
Prepaid expenses	7,618,961	4,015,404
Deferred income taxes	17,637,000	1,980,000

Total current assets	354,551,042	366,656,001

PROPERTY, PLANT AND EQUIPMENT, net (Note 2)	536,634,360	251,780,389

OTHER ASSETS:
Restricted assets (Note 2)	4,171,009	7,098,253
Wireless license acquisition costs (Note 2)	1,759,350,684	987,868,742
Goodwill (Note 2)	603,450,987	—
Deferred financing costs, net of accumulated amortization of $4,598,256 in 2003 and $31,763,316 in 2002 (Note 2)	51,368,901	49,937,466
Customer list, net of accumulated amortization of $71,815,878 in 2003 and $47,292,937 in 2002 (Note 2)	94,380,262	18,796,563
Assets of discontinued operations (Note 3)	70,043,464	251,405,093
Other non-current assets	4,989,791	26,945,137

Total other assets	2,587,755,098	1,342,051,254

Total assets	$3,478,940,500	$1,960,487,644

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$104,440,157	$51,073,353
Accrued expenses	31,124,598	18,689,486
Accrued interest payable	74,106,748	24,515,509
Deferred revenue and customer deposits	26,947,446	12,150,970
Current portion of long-term debt	5,500,000	50,704,238
Accrued dividends payable	8,604,061	37,251,136
Current portion of obligations under capital leases	782,000	1,324,267

Total current liabilities	251,505,010	195,708,959

OTHER LIABILITIES:
Long-term debt, net of current portion (Note 6)	2,409,684,567	1,222,435,718
Deferred tax liabilities (Note 11)	285,848,520	49,869,171
Senior exchangeable preferred stock, net (Note 8)	253,259,775	—
Minority interest	6,393,902	7,891,901
Other non-current liabilities	6,915,203	2,610,029
Liabilities of discontinued operations (Note 3)	29,252,943	66,700,127
Commitments (Note 7)
Mandatorily redeemable preferred stock, net (Note 8)	—	558,343,563
Series AA preferred stock (Note 8)	—	200,000,000
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	122,535,599	—
STOCKHOLDERS’ EQUITY (DEFICIT): (Note 9)
Class A common stock, $.001 par value, 175,000,000 shares authorized and 119,997,356 and 39,700,968 issued in 2003 and 2002	119,998	39,701
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 and 54,977,481 shares issued in 2003 and 2002	19,418	54,978
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued in 2003 and 2002	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued in 2003 and 2002	—	—
Paid-in capital	1,205,138,956	674,023,222
Retained deficit	(1,057,788,169)	(989,852,500)
Accumulated other comprehensive loss, net of income tax benefit of $662,381 at December 31, 2002	—	(1,080,726)
Less 5,709,353 and 4,569,131 Class A common shares held in treasury, at cost at December 31, 2003 and 2002	(33,945,222)	(26,256,499)

Total stockholders’ equity (deficit)	113,544,981	(343,071,824)

Total liabilities and stockholders’ equity (deficit)	$3,478,940,500	$1,960,487,644

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

OPERATING REVENUE:
Service revenue	$505,859,702	$323,116,128	$281,505,170
Roaming revenue	201,198,858	176,149,476	186,678,351
Equipment and other revenue	28,695,089	17,503,996	19,190,487

Total operating revenue	735,753,649	516,769,600	487,374,008

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	173,435,819	138,240,283	138,565,076
Cost of equipment	56,611,860	40,331,452	43,917,126
Marketing and selling	79,546,561	61,580,575	62,089,005
General and administrative	106,108,639	66,472,652	60,508,000
Depreciation and amortization	119,424,083	75,181,053	155,723,474

Total operating expenses	535,126,962	381,806,015	460,802,681

OPERATING INCOME	200,626,687	134,963,585	26,571,327

OTHER INCOME (EXPENSE):
Interest expense	(138,147,936)	(108,330,823)	(129,154,380)
(Loss) gain from extinguishment of debt (Note 6)	(52,276,698)	2,201,755	—
Loss from redemption and repurchases of mandatorily redeemable preferred stock (Note 8)	(26,776,601)	—	—
Dividends on mandatorily redeemable preferred stock (Note 8)	(30,568,258)	—	—
Other income (expense), net	3,829,138	(1,636,593)	11,243,301

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(43,313,668)	27,197,924	(91,339,752)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,541,861)	(6,520,636)	(5,517,148)
LOSS FROM INVESTMENT IN JOINT VENTURE (Note 5)	—	(184,380,882)	(69,181,120)

LOSS BEFORE INCOME TAXES	(49,855,529)	(163,703,594)	(166,038,020)
Income tax (expense) benefit (Note 11)	(844,828)	52,177,022	36,643,782

LOSS FROM CONTINUING OPERATIONS	(50,700,357)	(111,526,572)	(129,394,238)
DISCONTINUED OPERATIONS: (Note 3)
Income from discontinued operations, net of income tax expense of $7,321,053 in 2003, $14,988,054 in 2002, and $885,151 in 2001	11,944,875	24,454,191	1,820,077
Loss from discontinued operations from investment in joint venture	—	(326,955)	(719,646)
Gain from sale of discontinued operations, net of income tax expense of $9,062,587 for 2003 and $59,164,138 in 2002	14,786,325	88,314,922	—
Gain from sale of discontinued operations from investment in joint venture	—	6,736,056	—

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:	(23,969,157)	7,651,642	(128,293,807)
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 2)	—	(33,294,000)	—
Cumulative effect of change in accounting principle from investment in joint venture	—	(140,820,000)	—

NET LOSS	(23,969,157)	(166,462,358)	(128,293,807)
DIVIDENDS ON PREFERRED STOCK	(43,299,923)	(94,451,055)	(86,325,589)
GAIN ON REDEMPTION AND REPURCHASES OF PREFERRED STOCK	218,310,109	67,836,924	—

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$151,041,029	$(193,076,489)	$(214,619,396)

TOTAL BASIC NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$1.42	$(2.13)	$(2.28)

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	106,291,582	90,671,688	93,969,310

TOTAL DILUTED NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$1.38	$(2.13)	$(2.28)

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	109,676,631	90,671,688	93,969,310

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2003, 2002 and 2001

	Stockholders’ Equity (Deficit)

		Class A		Class B		Class D
		Common Stock		Common Stock		Common Stock
	Comprehensive
	Loss	Shares	Amount	Shares	Amount	Shares	Amount

DECEMBER 31, 2000		27,970,647	$27,971	65,311,716	$65,312	4,832	$5
Net loss	$(128,293,807)	—	—	—	—	—	—
Other comprehensive loss
SFAS No. 133 transition adjustment, net of tax	(7,760,526)	—	—	—	—	—	—
SFAS No. 133 transition adjustment reclassified into earnings, net of tax	4,930,747	—	—	—	—	—	—
Change in fair value of hedge transactions, net of tax	(13,321,090)	—	—	—	—	—	—

Total comprehensive loss	$(144,444,676)

Issuance and conversion of common stock		11,711,914	11,712	(10,315,828)	(10,316)	(4,832)	(5)
Increase in subscription receivable		—	—	—	—	—	—
Preferred stock dividends		—	—	—	—	—	—
Purchase of treasury stock, at cost		—	—	—	—	—	—

DECEMBER 31, 2001		39,682,561	39,683	54,995,888	54,996	—	—
Net loss	(166,462,358)	—	—	—	—	—	—
Amounts related to hedged transactions reclassed into earnings, net of tax	15,000,162	—	—	—	—	—	—
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	321,876	—	—	—	—	—	—
Change in fair value of hedge transactions, net of tax	(251,895)	—	—	—	—	—	—

Total comprehensive loss	$(151,392,215)

Conversion of common stock		18,407	18	(18,407)	(18)	—	—
Increase in subscription receivable		—	—	—	—	—	—
Preferred stock dividends		—	—	—	—	—	—
Redemption of preferred stock		—	—	—	—	—	—
Purchase of treasury stock, at cost		—	—	—	—	—	—

DECEMBER 31, 2002		39,700,968	39,701	54,977,481	54,978	—	—
Net loss	(23,969,157)	—	—	—	—	—	—
Amounts related to hedged transactions reclassed into earnings, net of tax	1,382,213	—	—	—	—	—	—
Change in fair value of hedge transactions, net of tax	(301,487)	—	—	—	—	—	—

Total comprehensive income	$(22,888,431)

Receipt of subscription receivable		—	—	—	—	—	—
Preferred stock dividends		—	—	—	—	—	—
Issuance and conversion of common stock		80,296,388	80,297	(35,559,460)	(35,560)	—	—
Increase in treasury stock, at cost		—	—	—	—	—	—
Issuance of treasury stock		—	—	—	—	—	—
Additional paid in capital from redemption of preferred stock		—	—	—	—	—	—

DECEMBER 31, 2003		119,997,356	$119,998	19,418,021	$19,418	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Equity (Deficit)

			Accumulated		Total
			Other	Treasury	Stockholders’
	Paid-in	Retained	Comprehensive	Stock at	Equity
	Capital	Deficit	Loss	Cost	(Deficit)

DECEMBER 31, 2000	$614,333,820	$(514,319,691)	$—	$—	$100,107,417
Net loss	—	(128,293,807)	—	—	(128,293,807)
Other comprehensive loss
SFAS No. 133 transition adjustment, net of tax	—	—	(7,760,526)	—	(7,760,526)
SFAS No. 133 transition adjustment reclassified into earnings, net of tax	—	—	4,930,747	—	4,930,747
Change in fair value of hedge transactions, net of tax	—	—	(13,321,090)	—	(13,321,090)
Total comprehensive loss
Issuance and conversion of common stock	735,713	—	—	—	737,104
Increase in subscription receivable	(8,614,534)	—	—	—	(8,614,534)
Preferred stock dividends	—	(86,325,589)	—	—	(86,325,589)
Purchase of treasury stock, at cost	—	—	—	(18,459,912)	(18,459,912)

DECEMBER 31, 2001	606,454,999	(728,939,087)	(16,150,869)	(18,459,912)	(157,000,190)
Net loss	—	(166,462,358)	—	—	(166,462,358)
Amounts related to hedged transactions reclassed into earnings, net of tax	—	—	15,000,162	—	15,000,162
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	—	—	321,876	—	321,876
Change in fair value of hedge transactions, net of tax	—	—	(251,895)	—	(251,895)
Total comprehensive loss
Conversion of common stock	—	—	—	—	—
Increase in subscription receivable	(268,701)	—	—	—	(268,701)
Preferred stock dividends	—	(94,451,055)	—	—	(94,451,055)
Redemption of preferred stock	67,836,924	—	—	—	67,836,924
Purchase of treasury stock, at cost	—	—	—	(7,796,587)	(7,796,587)

DECEMBER 31, 2002	674,023,222	(989,852,500)	(1,080,726)	(26,256,499)	(343,071,824)
Net loss	—	(23,969,157)	—	—	(23,969,157)
Amounts related to hedged transactions reclassed into earnings, net of tax	—	—	1,382,213	—	1,382,213
Change in fair value of hedge transactions, net of tax	—	—	(301,487)	—	(301,487)
Total comprehensive income
Receipt of subscription receivable	9,979,616	—	—	—	9,979,616
Preferred stock dividends	—	(43,299,923)	—	—	(43,299,923)
Issuance and conversion of common stock	302,826,009	—	—	—	302,870,746
Increase in treasury stock, at cost	—	—	—	(8,498,206)	(8,498,206)
Issuance of treasury stock	—	(666,589)	—	809,483	142,894
Additional paid in capital from redemption of preferred stock	218,310,109	—	—	—	218,310,109

DECEMBER 31, 2003	$1,205,138,956	$(1,057,788,169)	$—	$(33,945,222)	$113,544,981

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(50,700,357)	$(111,526,572)	$(129,394,238)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities, net of effects of acquisition—
Depreciation and amortization	119,424,083	75,181,053	155,723,474
Amortization of bond premium and financing costs	8,887,519	10,932,538	9,436,367
Deferred income taxes, net	3,632,506	(35,532,284)	(45,473,951)
Noncash mandatorily redeemable preferred stock dividends	7,173,660	—	—
Loss on disposition of assets, net	245,396	1,286,916	603,609
Loss (gain) from extinguishment of debt	52,276,698	(2,201,755)	—
Loss from redemption and repurchase of mandatorily redeemable preferred stock	26,776,601	—	—
Cash provided by operating activities of discontinued operations	26,796,213	25,439,406	58,305,998
Minority interests in income of subsidiaries	6,541,861	6,520,636	5,517,148
Loss from investment in joint venture	—	184,380,882	69,181,120
Accrued dividend income	—	(2,261,747)	(2,138,710)
Changes in current assets and liabilities—
Accounts receivable	16,850,103	38,185,548	(15,289,373)
Inventory	(3,203,846)	15,250,009	(11,069,350)
Prepaid expenses and other	(974,550)	1,277,742	(2,839,294)
Accounts payable	20,025,995	(18,003,344)	2,007,751
Accrued expenses	23,274,559	(1,784,325)	8,998,599
Deferred revenue and customer deposits	2,762,300	326,098	3,589,315

Net cash provided by operating activities	259,788,741	187,470,801	107,158,465
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(163,921,108)	(72,877,991)	(82,766,661)
Purchase of American Cellular Corporation	(50,000,000)	—	(3,122,303)
Purchase of wireless license for FCC Auction 35	(7,659,199)	—	—
Cash acquired through acquisition of American Cellular Corporation	35,819,121	—	—
Investment in joint venture	—	—	(51,413,782)
Receipt of funds held in escrow for contingencies on sold assets	7,094,075	—	—
Refund (payment) of deposits for FCC auction	—	107,300,000	(59,214,800)
Proceeds from sale of property, plant and equipment	13,452	3,545,217	513,578
Increase (decrease) in receivable— affiliate	(9,178,054)	483,618	(1,512,801)
Cash used in investing activities of discontinued operations	(4,966,458)	(11,264,332)	(28,684,116)
Net proceeds from sale of discontinued operations	—	336,043,559	—
Purchase of other assets	—	(16,628,642)	—
Other investing activities	13,453,062	(2,021,740)	2,132,557

Net cash (used in) provided by investing activities	(179,345,109)	344,579,689	(224,068,328)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	2,100,000,000	389,500,000	630,000,000
Repayments of long-term debt	(1,850,019,072)	(725,927,137)	(699,400,630)
Distributions to partners	(8,039,860)	(6,549,176)	(4,733,824)
Issuance of common stock	903,263	—	940,589
Issuance of preferred stock	—	—	200,000,000
Purchase of senior notes	—	(8,863,385)	—
Redemption and repurchase of mandatorily redeemable preferred stock	(347,588,244)	(38,691,210)	—
Preferred stock dividends paid	(12,008,340)	—	—
Purchase of common stock	—	(7,796,587)	(18,459,912)
Purchase of restricted investments	(525,000)	—	—
Maturities of restricted investments, net of interest	83,600	92,763	27,106,677
Deferred financing costs	(47,105,227)	(189,924)	(499,531)
Other financing activities	41,383	(1,525,822)	(11,999)

Net cash (used in) provided by financing activities	(164,257,497)	(399,950,478)	134,941,370
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(83,813,865)	132,100,012	18,031,507
CASH AND CASH EQUIVALENTS, beginning of year	292,053,204	159,953,192	141,921,685

CASH AND CASH EQUIVALENTS, end of year	$208,239,339	$292,053,204	$159,953,192

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for—
Interest, net of amounts capitalized	$94,361,078	$115,382,160	$144,704,461
Income taxes	$3,408,385	$3,690,373	$134,223
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Stock dividend paid through the issuance of preferred stock	$24,185,000	$80,338,000	$70,877,000
Transfer of fixed assets to affiliates	$277,453	$407,403	$—
Net property and equipment acquired through exchange	$8,436,363	$—	$—
Net wireless acquisition costs disposed through exchange	$(50,462,667)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kentucky, Kansas, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.

Capital Resources and Growth

      The Company has substantial indebtedness and debt service requirements and is subject to significant financial restrictions and limitations. If the Company is unable to satisfy any of the covenants under the credit facilities (described in Note 6), including financial covenants, the Company will be unable to borrow under the credit facilities during such time period to fund its ongoing operations, planned capital expenditures or other permissible uses.

      The Company’s ability to manage future growth will depend upon its ability to monitor operations, control costs and maintain effective quality controls, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

2.	Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries. For financial reporting purposes, the Company reports 100% of revenue and expenses for the markets for which it provides wireless services. However, in a few of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders’ and partners’ shares of income or losses in those markets are reflected in the consolidated statements of operations as minority interests in income of subsidiaries. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50%). Significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated partnerships where the Company does not have a controlling interest are accounted for under the equity method.

      The Company is responsible for managing and providing administrative services for certain partnerships of which the Company is the majority partner. The Company is accountable to the partners and stockholders for the execution and compliance with contracts and agreements and for filing of instruments required by law, which are made on behalf of these partnerships. The Company also maintains the books and records of these partnerships.

Business Segment

      The Company operates in one business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Cash and Cash Equivalents

      Cash and cash equivalents of $208.2 million at December 31, 2003 and $292.1 million at December 31, 2002 consist of cash and short-term investments with original maturities of three months or less.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Cash and Investments

      Restricted cash and investments totaling $12.0 million at December 31, 2003, and $14.3 million at December 31, 2002, primarily consisted of an escrow reserve to cover any future contingencies related to the Company’s sale of certain markets to Verizon Wireless during February 2002. As a result of having no further contingencies related to the Verizon Wireless transaction, the Company received $7.1 million of the escrow reserve during February 2003. Subsequent to year end, the Company received the remaining escrow reserve of $11.3 million from the Verizon Wireless transactions.

Allowance for Doubtful Accounts

      Allowance for doubtful accounts of $3.3 million at December 31, 2003 and $1.1 million at December 31, 2002 are based on a percentage of aging receivables. The Company reviews it allowance for doubtful accounts monthly by evaluating balances for collectibility.

Inventory

      The Company values its inventory using the weighted average costing method of accounting or, if lower, estimated market value.

Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense totaling $98.9 million was recorded for the year ended December 31, 2003, $62.1 million for the year ended December 31, 2002 and $55.1 million for the year ended December 31, 2001.

      Listed below are the major classes of property, plant and equipment, their estimated useful lives, in years, and their balances as of December 31, 2003 and 2002:

	Useful Life	2003	2002

	($ in thousands)
Wireless systems and equipment	3-10	$648,537	$325,731
Buildings and improvements	5-40	56,099	40,356
Vehicles, aircraft and other work equipment	3-10	7,693	7,371
Furniture and office equipment	5-10	72,160	45,624
Plant under construction		32,245	15,225
Land		2,730	1,678

Property, plant and equipment		819,464	435,985
Accumulated depreciation		(282,830)	(184,205)

Property, plant and equipment, net		$536,634	$251,780

Impairment of Long-Lived Assets

      The Company evaluates the carrying value of its indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires the Company to evaluate the carrying value using its fair values at least annually. To complete this evaluation, the Company performs a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

costs. The Company determines the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. For goodwill, there is a two-step approach for assessing impairment. The first step requires a comparison of the fair value of the Company to its carrying amount, including goodwill. If the estimated fair value exceeds its carrying amount, then the goodwill is not deemed to be impaired. If the estimated fair value does not exceed its carrying value, the second step of the impairment test is performed, which measures the amount of impairment loss. The Company has identified impairments relating to its indefinite life intangible assets during 2002. See “Recently Issued Accounting Pronouncements” below for further details.

      The Company continues to account for the impairment of its definite life assets by comparing the carrying value of the assets to the estimated undiscounted future cash flows generated by those assets whenever an event or circumstance indicates that the carrying value may not be recoverable. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, then the Company would impair the carrying value for the excess amount above the fair value.

Wireless License Acquisition Costs

      Wireless license acquisition costs consist of amounts paid to acquire FCC licenses to provide wireless services. Prior to the implementation of SFAS No. 142, wireless license acquisition costs were being amortized on a straight-line basis over fifteen years. Amortization expense of $87.4 million was recorded in 2001. Upon implementation of SFAS No. 142, effective January 1, 2002, the Company no longer amortizes wireless license acquisition costs. Instead, the Company is testing for the impairment of indefinite life intangible assets at least annually and will only adjust the carrying amount of these intangible assets upon an impairment of the indefinite life intangible assets.

      During 2002, the Company identified impairments relating to its wireless license acquisition costs, see “Recently Issued Accounting Pronouncements” below for further discussion.

Goodwill

      In accordance with SFAS No. 142, the Company is testing for the impairment of goodwill at least annually and will only adjust the carrying amount of goodwill upon an impairment of the goodwill. The ongoing value and remaining useful lives of intangible and other long-term assets are subject to periodic evaluation.

Deferred Financing Costs

      Deferred financing costs consist primarily of fees incurred to issue long-term debt. Deferred financing costs are being amortized over the term of the debt of eight to ten years. Interest expense related to this amortization of $8.4 million was recorded in 2003, $9.3 million in 2002, and $9.2 million in 2001. Based on the current expected term of the Company’s long-term debt, the estimated amortization of deferred financing costs for the next five succeeding years is approximately $6.9 million per year.

Customer List

      Customer list consists of amounts paid to acquire wireless customer lists. Customer list acquisition costs are being amortized on a straight-line basis over five years. Amortization expense of $20.6 million was recorded in 2003, $13.1 million in 2002 and $13.2 million in 2001. Based on the remaining term of the Company’s customer list, the future estimated amortization expense is approximately $33.2 million in 2004, $17.9 million in 2005, $16.0 million in 2006 and 2007 and $11.3 million in 2008.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivative Instruments and Hedging Activities

      The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity,” which requires the Company to record an asset or liability and a transition adjustment, net of income tax benefit, to other comprehensive income or loss for its derivative contracts. All derivatives are recognized on the balance sheet at their fair value. All of the Company’s derivatives that qualify for hedge accounting treatment are “cash flow” hedges. The Company designates its cash flow hedge derivatives as such on the date the derivative contract is entered into. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

      The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million as of December 31, 2002 and $9.1 million as of December 31, 2001. The remaining contracts expired in April 2003, and were reclassified and expensed during 2003, leaving no balance as of December 31, 2003. During 2003, 2002 and 2001, there were no gains or losses reclassified into earnings as a result of the discontinuance of hedge accounting treatment for any of the Company’s derivatives. See Note 6 for further discussion of hedge accounting.

      By using derivative instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. It is the Company’s policy to only enter into derivative contracts with investment grade rated counterparties deemed by management to be competent and competitive market makers.

Revenue Recognition

      The Company recognizes service revenue over the period it is earned. The cost of providing service is recognized as incurred. Airtime and toll revenue are billed in arrears. The Company accrued estimated unbilled revenue for services provided of $10.0 million as of December 31, 2003 and $4.0 million as of December 31, 2002, which is included in accounts receivable in the accompanying consolidated balance sheets. Monthly access charges are billed in advance and are reflected as deferred revenue on the accompanying consolidated balance sheets. Equipment revenue is recognized when the equipment is delivered to the customer. Subscriber acquisition costs (primarily commissions and losses on equipment sales) are expensed as incurred and are included in marketing and selling costs.

Advertising Costs

      Advertising costs are expensed as incurred and are included as marketing and selling expenses in the accompanying consolidated statements of operations.

Income Taxes

      The Company files a consolidated income tax return. Income taxes are allocated among the various entities included in the consolidated tax return, as agreed, based on the ratio of each entity’s taxable income (loss) to consolidated taxable income (loss). Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disposal of Long-Lived Assets

      The Company accounts for the disposal of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The discontinued operations described in (Note 3) are reflected in the financial statements as “Loss from Discontinued Operations.”

Stock-Based Compensation

      The Company accounts for its stock option plans under APB Opinion 25, “Accounting for Stock Issued to Employees,” under which no compensation cost is recognized. The following schedule shows the Company’s net loss and net loss per share for the last three years, had compensation expense been determined consistent with the SFAS No. 123, “Accounting for Stock-Based Compensation.” The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company in future periods.

	2003	2002	2001

	($ in thousands, except for
	per share amounts)
Net income (loss) applicable to common stockholders:
As reported	$151,041	$(193,076)	$(214,619)
Pro forma stock-based compensation, net of tax	(6,142)	(8,722)	(7,617)

Pro forma	$144,899	$(201,798)	$(222,236)

Basic net income (loss) applicable to common stockholders per common share:
As reported	$1.42	$(2.13)	$(2.28)
Pro forma	$1.36	$(2.23)	$(2.36)
Diluted net income (loss) applicable to common stockholders per common share:
As reported	$1.38	$(2.13)	$(2.28)
Pro forma	$1.32	$(2.23)	$(2.36)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001

	(Amounts expressed in
	percentages)
Interest rate	3.25%	5.10%	5.21%
Expected volatility	150.63%	237.70%	67.11%
Dividend yield	0%	0%	0%

      The weighted average fair value of options granted using the Black-Scholes option pricing model was $3.46 in 2003, $2.09 in 2002 and $15.69 in 2001 assuming an expected life of ten years.

Earnings Per Share

      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic (loss) income per share is computed by dividing (loss) income available to stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted (loss) income per share is similar to basic (loss) income per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are “in the money” were exercised or converted. Shares that are potentially dilutive, are Company granted stock options, totaling 10.3 million shares and shares of the Company’s Series F convertible preferred stock, totaling 14.0 million

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

shares, on an as converted basis. The table below sets forth a detail of the Company’s basic and diluted earnings per share.

	Year ended December 31,

	2003	2002	2001

Net income (loss) applicable to common stockholder	$151,041,029	$(193,076,489)	$(214,619,396)
Basic net income (loss) applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.48)	$(1.23)	$(1.38)
Dividends on and repurchases of preferred stock	1.65	(0.29)	(0.92)
Discontinued operations	0.25	1.31	0.02
Change in accounting principle	—	(1.92)	—

Basic net income (loss) applicable to common stockholders per common share	$1.42	$(2.13)	$(2.28)

Basic weighted average common shares outstanding	106,291,582	90,671,688	93,969,310

Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.46)	$(1.23)	$(1.38)
Dividends on and repurchases of preferred stock	1.60	(0.29)	(0.92)
Discontinued operations	0.24	1.31	0.02
Change in accounting principle	—	(1.92)	—

Diluted net income (loss) applicable to common stockholders per common share	$1.38	$(2.13)	$(2.28)

Diluted weighted average common shares outstanding	109,676,631	90,671,688	93,969,310

      The Company’s Class C and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to this conversion feature, basic (loss) income per common share is computed by the weighted average number of shares of common stock outstanding on an as converted basis for the period described.

      The following table reconciles the net earnings and common shares outstanding used in the calculations of basic and diluted net income (loss) per share for 2003, 2002 and 2001.

	Net Income (Loss)
	Applicable	Weighted Average
	to Common	Common Shares
	Stockholders	Outstanding

	(In millions except per share data)
Year Ended December 31, 2003:
Basic net income (loss) per share	$1.42	106.3
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	(0.04)	3.4

Diluted net income (loss) per share	$1.38	109.7

Year Ended December 31, 2002:
Basic net income (loss) per share	$(2.13)	90.7
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net income (loss) per share	$(2.13)	90.7

Year Ended December 31, 2001:
Basic net income (loss) per share	$(2.28)	94.0
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net income (loss) per share	$(2.28)	94.0

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Use of Estimates

      The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuations of intangible assets; valuation allowances for receivables and inventories; assets and obligations related to employee benefits; and obligations related to acquired and sold properties. Actual results could differ from those estimates.

Significant Concentrations

      In connection with providing wireless services to customers of other wireless carriers, the Company has contractual agreements with those carriers, which provide for agreed-upon billing rates between the parties. Approximately 80% during the year ended December 31, 2003, 76% during the year ended December 31, 2002 and 78% during the year ended December 31, 2001 of the Company’s roaming revenue was earned from two wireless carriers.

Reclassifications

      Certain reclassifications have been made to the previously presented 2002 and 2001 balances to conform to the current presentation.

Recently Issued Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to cease the amortization of existing goodwill and intangible assets with indefinite lives effective January 1, 2002. As a result of the adoption of SFAS No. 142, the Company reassessed the useful lives of its intangible assets. A significant portion of its intangible assets is classified as “Wireless license acquisition costs,” which represents the Company’s costs associated with acquiring its FCC licenses. These licenses allow the Company to provide wireless services by giving the Company the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, the Company’s wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety, the Company ceased the amortization of both its goodwill and its wireless license acquisition costs and now tests for impairment of its goodwill and its wireless license acquisition costs at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the goodwill or wireless license acquisition costs. The Company also determines on an annual basis whether facts and circumstances continue to support an indefinite useful life.

      During the year ended December 31, 2001, the Company recorded $64.9 million of amortization expense, net of income tax benefit, related to its wireless license acquisition costs. Without this

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amortization and before considering American Cellular’s impact of this change, the Company’s 2001 operating results would have been:

2001

($ in thousands except
per share data)
Net loss	$(63,360)
Net loss applicable to common stockholders	(149,685)
Net loss applicable to common stockholders per common share	$(1.59)

      In addition, the Company’s then 50%-owned unconsolidated subsidiary, American Cellular, recorded $58.3 million of amortization expense related to its goodwill and $34.5 million of amortization expense, net of income tax benefit, related to its wireless license acquisition costs, for the year ended December 31, 2001. Without this amortization, American Cellular’s 2001 operating results would have been:

2001

($ in thousands except
per share data)
Net loss	$(44,858)
Net loss applicable to common stockholder	(46,997)
Net loss applicable to common stockholders per common share	$(469,966)

      In accordance with SFAS No. 121, the Company’s accounting policy for impairment of long-lived assets was to review the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicated that the carrying value may not be recoverable. If such circumstances were deemed to exist, the carrying value of the asset would be compared to the estimated undiscounted future cash flows generated by the asset. The Company’s definite life assets will continue to be amortized over their estimated useful lives and are subject to the same impairment criteria. As a result of fully implementing SFAS No. 142 on January 1, 2002, the Company is required to evaluate the carrying value of its indefinite life intangible assets using their fair values, at least annually. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

      Upon implementation of SFAS No. 142, the Company performed a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determined the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its then 50% owned joint venture, American Cellular to their fair values. In addition, at June 30, 2002 and continuing through August 2003, American Cellular failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002. However, after recognizing the Company’s 50% interest in American’s impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional impairment loss at December 31, 2002, did not impact the Company’s results of operations or financial condition.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 became effective for fiscal years beginning after May 15, 2002, and upon adoption, the Company reclassified extraordinary losses on extinguishment of debt as a financing expense in the prior periods that have had extraordinary losses on debt extinguishments. For the year ended December 31, 2003, the Company had a loss from extinguishment of debt of $52.3 million, see Note 6. For the year ended December 31, 2002, the Company had a gain from extinguishment of debt of $2.2 million, see Note 6.

      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. The Company adopted EITF 00-21 in July 2003 and it did not have a material impact on the Company’s financial condition or operations.

      In May, 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement was effective for interim periods beginning after June 15, 2003 and required that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to the Company’s statement of operations. Prior to June 15, 2003, the charges related to the mandatorily redeemable preferred stock were not reflected in net income (loss), but were reflected in determining net income (loss) applicable to common stockholder. At December 31, 2003, the carrying value of the Company’s mandatorily redeemable preferred stock was $253.3 million. The related dividends that would have been reflected as financing expense was $40.5 million for the six months ended June 30, 2003. Subsequent to the adoption of SFAS No. 150 for the six months ended December 31, 2003, the Company has reflected $30.6 million of its dividends as a financing expense.

      In accordance with the provisions of EITF Topic D-42, as amended at the July 31, 2003 EITF meeting, the Company reduced the gain on the redemption of preferred stock previously reported in the fourth quarter of 2002 and first quarter of 2003 by the pro rata portion of the respective preferred stock issuance costs associated with the redeemed shares. The gains on the redemptions of preferred stock were reduced by $2.5 million and $1.6 million respectively, which reduced earnings per share for the respective periods by $0.03 and $0.02.

3.	Discontinued Operations

      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA wireless property, $22 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The exchange resulted in a net loss of approximately 15,500 subscribers for the Company. The Company will account for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations will be included in the Company’s consolidated financials from the date of the acquisition, February 17, 2004. However, as a result of a definitive agreement that was entered into prior to December 31, 2003, the Company’s consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the Maryland 2 RSA property, as discontinued operations. In addition, the Company recognized a loss of $12.7 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. The assets and liabilities of such operations have been classified as “Assets of discontinued operations” and “Liabilities of discontinued

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

operations,” respectively, on the December 31, 2003 and 2002 consolidated balance sheets and consist of the following:

	December 31, 2003	December 31, 2002

	($ in thousands)
Current assets	$2,637	$5,616
Property, plant and equipment, net	19,606	19,923
Wireless license acquisition costs, net	47,790	47,790
Other assets	10	20

Total assets of discontinued operations	$70,043	$73,349

Current liabilities	$2,654	$1,960
Accrued loss on discontinued operations	20,530	—
Deferred tax liabilities	6,069	1,932

Total liabilities of discontinued operations	$29,253	$3,892

      The net income from the Maryland 2 RSA property was classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

	($ in thousands)
Operating revenue	$37,731	$45,136	$48,795
Income before income taxes	7,656	11,340	7,659
Income tax expense	(2,909)	(4,309)	(2,910)
Income from discontinued operations	4,747	7,031	4,749

      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, which the Company then cancelled. The cost of the acquired Alaska assets was $126.0 million. The Company accounted for the exchange as a sale of the California properties and a purchase of Alaska properties. Therefore, the Alaska assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, June 17, 2003. However, the Company’s consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the California properties, as discontinued operations. In addition, the Company recognized a gain of $27.5 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. The assets and liabilities of such operations have been classified

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2003 and 2002 consolidated balance sheets and consist of the following:

	December 31, 2003	December 31, 2002

	($ in thousands)
Current assets	$—	$5,749
Property, plant and equipment, net	—	29,023
Wireless license acquisition costs, net	—	143,212
Other assets	—	72

Total assets of discontinued operations	$—	$178,056

Current liabilities	$—	$3,472
Minority interest	—	1,397
Deferred tax liabilities	—	57,939

Total liabilities of discontinued operations	$—	$62,808

      In addition, the net income (loss) from the California properties was classified on the consolidated statement of operations as “Income (loss) from discontinued operations.” Summarized results of discontinued operations are as follows:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

	($ in thousands)
Operating revenue	$31,964	$69,642	$63,235
Income (loss) before income taxes	11,610	19,842	(7,182)
Income tax (expense) benefit	(4,412)	(7,540)	2,916
Income (loss) from discontinued operations	7,198	12,302	(4,266)

      During February 2002, the Company sold California 7 RSA, Ohio 2 RSA, Georgia 1 RSA and its 75% ownership in Arizona 5 RSA, to Verizon Wireless for a total purchase price of $348 million, and American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202 million. Proceeds from these transactions were used primarily to pay down bank debt. However, at December 31, 2003, $11.3 million of these proceeds were being held in escrow to cover any future contingencies and are shown as restricted assets on the Company’s balance sheet. In addition, the Company recognized a gain on sale totaling $88.3 million, net of tax, for the year ended December 31, 2002, in connection with this transaction. This transaction was also accounted for as a discontinued operation. However, since the assets and liabilities were sold during 2002, no amounts were remaining as of December 31, 2002.

      The net income from the properties sold to Verizon was classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

	($ in thousands)
Operating revenue	$—	$12,570	$78,186
Income before income taxes	—	8,260	2,228
Income tax expense	—	(3,139)	(891)
Income from discontinued operations	—	5,121	1,337

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The long-term debt of the Company is at the consolidated level and is not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. Interest is allocated based on the percentage of market population. The interest expense allocated to these operations was $5.2 million for the year ended December 31, 2003, $13.0 million for the year ended December 31, 2002 and $31.4 million for the year ended December 31, 2001.

      The net loss from discontinued operations from the Company’s previous investment in joint venture represents the discontinued operations from American Cellular. The Company previously owned 50% of the joint venture, which owned American Cellular, therefore, only 50% of this loss is reflected on the Company’s statement of operations. As of August 19, 2003, American Cellular is a wholly owned subsidiary of the Company. The results from the Tennessee 4 RSA property, which was also sold to Verizon during February 2002, is summarized as follows:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

	($ in thousands)
Operating revenue	$—	$2,319	$30,976
Loss before income taxes	—	(1,090)	(251)
Income tax benefit (expense)	—	436	(1,188)
Loss from discontinued operations	—	(654)	(1,439)

      American Cellular also allocated a portion of interest expense to its discontinued operations to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market. The interest expense allocated to this market was $1.0 million for the year ended December 31, 2002 and $9.6 million for the year ended December 31, 2001.

      Upon completion of the sale in February 2002, American recorded an operating loss from January 1, 2002 through the date of the sale, and a gain on the sale totaling $12.8 million, net of tax.

4.	Business Combinations

      On August 8, 2003, American Cellular Corporation (“American Cellular”), a 50%-owned joint venture of the Company, and ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par by ACC Escrow Corp. ACC Escrow Corp. was merged into American Cellular as part of the restructuring, described below, and American Cellular assumed ACC Escrow Corp.’s obligations under these senior notes. The net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are the guarantors of these senior notes.

      On August 19, 2003, the Company and American Cellular completed an exchange offer for American Cellular’s existing 9.5% senior subordinated notes due 2009 (the “existing notes”). This exchange offer resulted in the restructuring of American Cellular’s indebtedness and equity ownership. As part of the American Cellular restructuring, holders of $681.9 million of the $700.0 million of notes tendered their notes. In exchange for the tendered notes, the old noteholders received from the Company 43.9 million shares of the Company’s Class A common stock, 681,900 shares of the Company’s convertible preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s Class A common stock, and $48.7 million in cash. In addition, the Company issued an additional 4,301 shares of its Series F convertible preferred stock and 276,848 shares

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of its Class A common stock in payment of certain fees. Upon consummation of the restructuring, American Cellular became a wholly owned subsidiary of the Company. Therefore, American Cellular’s assets, liabilities and results of operations have been included in the accompanying consolidated financials from the date of acquisition.

      The calculation of the purchase price of American Cellular and the allocation of the acquired assets and assumed liabilities for American Cellular are as follows:

(In millions, except
share price)

Calculation and allocation of purchase price:
Shares of DCC common stock issued	44.2
Market price of DCC common stock	$6.84

Fair value of common stock issued	$302.0
Plus fair value of DCC convertible preferred stock issued	122.5
Plus cash paid to American Cellular noteholders	50.0

Total purchase price	474.5
Plus fair value of liabilities assumed by DCC:
Current liabilities	73.7
Long-term debt	912.6
Other non-current liabilities	1.8
Deferred income taxes	168.0

Total purchase price plus liabilities assumed	$1,630.6

Fair value of assets acquired by DCC:
Current assets	104.8
Property, plant and equipment	186.5
Wireless licenses	669.2
Customer lists	80.0
Deferred financing costs	18.8
Other non-current assets	0.6
Goodwill (none deductible for income taxes)	570.7

Total fair value of assets acquired	$1,630.6

      As a result of the Company paying $474.5 million in common stock, preferred stock and cash, and assuming American Cellular’s liabilities totaling $1,156.1 million, the fair market value of the assets acquired by the Company was established at $1,630.6 million. The value of the 44.2 million shares of common stock was determined based on the average market price of the Company’s common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. The preferred stock was valued at its negotiated price.

      To determine the purchase price allocation and the resulting recognition of goodwill, the Company analyzed all of the assets acquired. The Company reviewed the prior carrying value of the current assets and the property, plant and equipment and determined that the carrying value approximated the fair market value. In the Company’s review of the wireless licenses and Customer lists the Company determined that the fair values exceeded the prior carrying values and adjusted them accordingly. The Company completed the valuation of the wireless licenses during the fourth quarter of 2003, resulting in an increase of $100 million to American Cellular’s wireless licenses. As for the Customer lists, the Company reviewed American Cellular’s customer base and considered several factors, including the cost of acquiring customers, the average length of contracts with these customers and the average revenue that they could provide, and increased the value by $65.6 million to $80.0 million for American’s customer base. Finally, the deferred financing costs represent the cost associated with financing the acquisition of American Cellular and issuing American Cellular’s new 10% senior notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company acquired the remaining equity interest in American Cellular to continue the Company’s strategy of owning rural and suburban wireless telecommunication service areas. As a result of the acquisition, the Company increased the number of service areas in which it is licensed to offer services and increased the number of its subscribers. The Company previously managed the operations of American Cellular under an arrangement with its joint venture partner.

      Prior to the restructuring, American Cellular had net operating loss, or NOL, carryforwards of approximately $320 million. The restructuring transactions resulted in the reduction of approximately $200 million of those NOL carryforwards. After the restructuring, approximately $120 million of NOL carryforwards remain available to American Cellular. However, the restructuring also resulted in an ownership change within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder. This ownership change limits the amount of previously generated NOL carryforwards that American Cellular can utilize to offset future taxable income. American Cellular has reviewed the need for a valuation allowance against these NOL carryforwards. Based on a review of taxable income, history and trends, forecasted taxable income, expiration of carryforwards and limitations on the annual use of the carryforwards, American Cellular has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the NOL carryforwards of American Cellular will be realized prior to their expiration.

      On June 17, 2003, the Company transferred its two remaining wireless properties in California to AT&T Wireless in exchange for its two wireless properties in Alaska, and all of the outstanding shares of its Series AA preferred stock that it previously held, which, the Company then cancelled.

      The cost of the acquired Alaska assets was $126.0 million. As part of the exchange agreements, the Company and AT&T Wireless agreed to make or receive a payment based on relative working capital balances for the affected markets. The Company estimated a payment of $10.2 million would be required, $8.7 million of this estimate has been paid, which leaves an estimate of $1.5 million remaining. The Company has determined a preliminary purchase price allocation and will finalize in future periods when the determination of final tax basis assumed is completed. The Alaska assets, liabilities and results of operations have been included in the accompanying consolidated financials from the date of acquisition. The Company has reclassified its financial statements to reflect the operations of its California properties as discontinued operations, see Note 3 above.

      The above business combinations are accounted for as purchases. Accordingly, the related statement of financial positions and their results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The unaudited pro forma information set forth below includes all business combinations that occurred during 2003, as if the combinations occurred at the beginning of the period presented. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

	For the Year Ended
	December 31,

	2003	2002

	($ in thousands)
Operating revenue	$1,075,787	$1,059,691
Loss from continuing operations	(32,545)	(766,640)
Net loss before cumulative effect of accounting changes	(5,814)	(634,644)
Net loss	(5,814)	(1,090,398)
Net income (loss) applicable to common stockholders	163,682	(1,125,762)

      Subsequent to December 31, 2003, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA. The Company is accounting for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. The

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maryland 2 RSA property has a total population of approximately 470,700, including the cities of Ocean City, Salisbury, Easton and Cambridge. The Michigan 5 RSA property covers a population of approximately 169,400, including the cities of Cadillac, Manistee, and Ludington. The exchange resulted in a net loss of approximately 15,500 subscribers for the Company. As part of the transaction, Cingular Wireless paid the Company $22 million in cash and transferred to the Company its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets.

      On December 23, 2003, the Company entered into a definitive agreement to acquire the assets of NPI for approximately $28 million. NPI owns PCS licenses covering a total population of 1.2 million. Its GSM network currently covers a total population of 1.0 million in northern Michigan. NPI has approximately 35,000 subscribers. This transaction is expected to close in the second quarter of 2004 and is subject to regulatory approvals and other customary closing conditions.

5.	Investment in Unconsolidated Joint Venture

      Through August 18, 2003, the Company owned a 50% interest in a joint venture that owned American Cellular. This investment was accounted for on the equity method. Beginning on June 30, 2002 and continuing through August 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which required that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate its carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Based on re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million, at June 30, 2002, and an additional impairment loss of $423.9 million, at December 31, 2002. After recognizing its 50% interest of the impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional impairment loss of $423.9 million at December 31, 2002, did not impact the Company’s results of operations or financial condition. The Company did not guarantee any of American Cellular’s obligations.

      The following is a summary of the significant financial information for joint venture and its subsidiary, American Cellular, as of December 31, 2002, and for the period from January 1, 2003 through August 18, 2003 and for the years ended December 31, 2002 and 2001:

December 31, 2002

($ in thousands)
Current assets	$102,199
Property, plant and equipment, net	185,935
Intangible assets	915,845
Other assets	5,939
Current liabilities	1,659,503
Preferred stock	35,000
Other liabilities	43,690
Member’s deficit	(528,275)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Period from
	January 1, 2003	For the Year	For the Year
	through	Ended	Ended
	August 18, 2003	December 31, 2002	December 31, 2001

	($ in thousands)
Operating revenue	$288,727	$452,830	$417,243
Operating income (loss)	83,677	(687,342)	(26,690)
Income (loss) from continuing operations	2,339	(813,575)	(136,224)
Income (loss) from discontinued operations and sale of discontinued operations, net	—	12,818	(1,439)
Cumulative effect of change in accounting principle, net	—	(281,640)	—
Extraordinary gain, net	131,009	—	—
Dividends	(2,545)	(4,661)	(2,139)
Net income (loss) applicable to members	130,803	(1,087,058)	(139,802)

      On August 19, 2003, as described in Note 4, the Company and American Cellular completed the restructuring of American Cellular’s indebtedness and equity ownership. Upon consummation of the restructuring, American Cellular became a wholly owned subsidiary of the Company.

6.	Long-Term Debt

      The Company’s long-term debt as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

	($ in thousands)
Credit facilities	$548,625	$786,382
Dobson/ Sygnet senior notes	5,245	188,500
10.875% DCC senior notes, net of discount	298,443	298,238
8.875% DCC senior notes	650,000	—
10% ACC senior notes	900,000	—
Other notes payable, net	12,871	20

Total debt	2,415,184	1,273,140
Less—current maturities	5,500	50,704

Total long-term debt	$2,409,684	$1,222,436

Credit Facilities

Dobson Operating Co., L.L.C. Credit Facility

      The DOC LLC credit facility included a $204.5 million revolving credit facility and $279.6 million remaining of term loan facilities consisting of a Term A facility of $130.2 million, a Term B Facility of $80.7 million and an additional Term B Facility of $68.7 million. On September 26, 2003, the Company used a portion of the net proceeds of its offering of $650 million 8.875% senior notes to repay all amounts outstanding under this credit facility, as described below. This prepayment resulted in a loss from extinguishment of debt of $11.0 million, due to the write off of related deferred financing costs.

Sygnet Wireless Credit Facility

      The Company’s indirect wholly owned subsidiary, Sygnet Wireless, was a party to a secured credit agreement for an aggregate of $267.1 million, consisting of a $3.4 million revolving credit facility and $263.7 million of term loans. On September 26, 2003, in connection with the offering of $650 million 8.875% senior notes, as described below, $213.1 million of this credit facility was repaid. On October 24, 2003, the Company repaid the remaining balance of this credit facility, as described below. For the year ended December 31, 2003, this prepayment resulted in a loss from extinguishment of debt of $21.0 million, due to the write off of related deferred financing costs.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Dobson/ Sygnet Senior Notes

      The Company’s subsidiary, Dobson/ Sygnet, had outstanding $200.0 million aggregate principal amount of senior notes. On September 30, 2002, the Company purchased $11.5 million principal amount of these senior notes for $8.9 million and the Company recognized a gain from extinguishment of debt of $2.2 million after the write off of related deferred financing costs. On October 24, 2003, the Company purchased an additional $183.3 million principal amount of these senior notes for $205.5 million and the Company recognized a loss from extinguishment of debt of $20.3 million due to the premium paid and the write off of related deferred financing costs. On a consolidated basis at December 31, 2003, the outstanding Dobson/ Sygnet senior notes had an outstanding principal balance totaling $5.2 million. Subsequent to year end, the Company redeemed the remaining $5.2 million of these senior notes. Dobson/Sygnet was merged into DCS on October 23, 2003.

DCC Senior Notes

      On September 26, 2003, the Company completed its offering of $650 million aggregate principal amount of 8.875% senior notes due 2013. The net proceeds from the offering, together with borrowings under a new $700 million credit facility that was obtained by the Company’s wholly owned subsidiary, DCS, in October 2003, were used to refinance and replace the existing credit facilities of the Company’s subsidiaries, to fund the repurchase of $183.3 million principal amount of Dobson/ Sygnet’s 12.25% senior notes, to fund the repurchase of 246,967 shares of the Company’s 12.25% senior exchangeable preferred stock having an aggregate liquidation preference of $248.3 million, and for general corporate purposes. American Cellular is an unrestricted subsidiary for purposes of the Company’s 8.875% senior notes. The 8.875% senior notes contain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or distributions on equity, purchase or redeem junior securities and make certain investments, place restrictions on distributions and other payments from restricted subsidiaries, sell assets, create or incur liens, merge or consolidate with or transfer substantial assets to another entity, engage in transactions with affiliates or engage in any business other than permitted businesses. Subsequent to December 31, 2003, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest.

      On June 15, 2000, the Company issued $300.0 million principal amount of its 10.875% senior notes maturing on July 1, 2010. The Company used $207.0 million of the net proceeds to pay down the DOC LLC credit facility. The Company has and will continue to use the balance of the net proceeds for working capital and other general corporate purposes. The notes are redeemable at any time. American Cellular is an unrestricted subsidiary for purposes of the Company’s 10.875% senior notes. The 10.875% senior notes contain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or distributions on equity, purchase or redeem junior securities and make certain investments, place restrictions on distributions and other payments from restricted subsidiaries, sell assets, create or incur liens, merge or consolidate with or transfer substantial assets to another entity, engage in transactions with affiliates or engage in any business other than permitted businesses.

American Cellular Senior Notes

      On August 8, 2003, ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par on August 8, 2003, by ACC Escrow Corp. ACC Escrow Corp. merged into American Cellular as part of the restructuring. The net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are guarantors

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of these senior notes. The American Cellular 10% senior notes contain restrictive covenants that, among other things, limit the ability of American Cellular to incur additional indebtedness, make restricted payments, sell assets, create or incur liens, places restrictions on distributions and other payments, merge or consolidate with or transfer substantial assets to another entity, engage in transactions with related persons or engage in any business other than permitted businesses.

      During 2001, American Cellular sold, in two transactions, $700 million principal amount of 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. As part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of these senior notes received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of the Company’s Class A common stock, and 681,900 shares of a new series of the Company’s convertible preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of the Company’s Class A common stock. There remains outstanding $18.1 million liquidation value of American Cellular’s 9.5% senior subordinated notes.

DCS Credit Facility

      On October 23, 2003, the Company caused Sygnet Wireless, (its parent, Dobson/ Sygnet Communications Company, and its wholly owned subsidiary, Sygnet Communications, Inc.), to be merged with and into the Company’s wholly owned subsidiary, DCS, and caused DOC LLC immediately thereafter to terminate its revolving credit facility and replace it with a new senior secured credit facility consisting of:

•	a 6-year $150.0 million senior secured revolving credit facility, and

•	a 6.5-year $550.0 million senior secured term loan facility.

      The DCS credit facility is guaranteed by the Company, DOC LLC and each of DCS’s direct subsidiaries and is secured by a first priority security interest in all of the tangible and intangible assets of DCS. The DCS credit facility is not guaranteed by American Cellular or any of its subsidiaries.

      Interest on the DCS credit facility is currently based on a LIBOR formula plus a spread. The weighted average interest rate for the year ended December 31, 2003, was 5.0%. At December 31, 2003, the Company had $548.6 million outstanding under the term loan of this credit facility, and the Company had the entire $150.0 million of the revolving credit facility available.

      Under specified terms and conditions, including covenant compliance, the amount available under the DCS credit facility may be increased by an incremental facility of up to $200.0 million. The Company has the right to make no more than four requests to increase the amount of the credit facility and with respect to the revolving credit facility, it must be made at least 12 months prior to the credit termination date and with respect to the term loan facility, it must be made within 30 months of the closing date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the DCS credit facility.

      Under the DCS credit facility there are mandatory scheduled principal or amortization payments of the term loan facility and no reductions in commitments under the revolving credit facility. The term loan facility will amortize 1% per annum for the first 5.5 years and in equal quarterly installments for the balance in the final year. The revolving credit facility is scheduled to mature in April 2009 and the term loan facility is scheduled to mature in April 2010. However, if the Company has not refinanced or repaid its 10.875% senior notes by January 31, 2010, then the term loan facility will mature on January 31, 2010.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      DCS also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon any material sale of assets by DCS and its subsidiaries.

      The DCS credit agreement contains covenants that, subject to specified exceptions, limit the Company’s ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, investments, advances or stock repurchases.

Minimum Future Payments

      Minimum future payments of long-term debt for years subsequent to December 31, 2003, are as follows:

($ in thousands)

2004	$5,500
2005	5,500
2006	5,500
2007	5,520
2008	10,744
2009 and thereafter	2,382,420

$2,415,184

Interest Rate Hedges

      The Company pays interest on its bank credit facilities at a variable factor, based on a LIBOR formula plus a spread. The Company will from time-to-time enter into derivative contracts to reduce exposure against changes in interest rates.

      The Company had a $135.0 million derivative contract on the credit facility of its wholly owned subsidiary, DOC LLC, whereby the interest rate was fixed at 6.9%, plus a factor based on DOC LLC’s leverage. This derivative contract expired in April 2003. The Company had a $190.0 million derivative contract on the credit facility of its wholly owned subsidiary, DOC LLC, whereby the interest rate was fixed at 6.5%, plus a factor based on DOC LLC’s leverage. This derivative contract expired in October 2002. Additionally, the Company previously entered into a $300.0 million derivative contract on the DOC LLC credit facility whereby the interest rate had a cap of 8.5% plus a factor based on DOC LLC’s leverage, this derivative contract expired on March 13, 2002.

      On January 1, 2001, the Company implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity”. With this implementation, the Company began recording a liability and a transition adjustment, net of income tax benefit, to other comprehensive loss during 2001 in connection with these derivative contracts. The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million at December 31, 2002. These contracts were reclassified and expensed during 2003.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Debt of DCCLP

      On May 19, 2003, the Company’s principal stockholder DCCLP, entered into an agreement with Bank of America to amend and restructure DCCLP’s loan. The agreement eliminates the change of control risk to the Company related to possible future default on the DCCLP loan. Under the new five-year loan agreement, the amount owed by DCCLP to Bank of America has been reduced to $60 million, with interest payable at Bank of America’s prime interest rate. Under the terms of the agreement, DCCLP transferred 32.5 million shares of the Company’s Class A common stock to Bank of America. During the fourth quarter 2003, Bank of America had sold all of the Company’s Class A common stock that it had acquired from DCCLP.

7.	Leases, Commitments and Contingencies

Leases

      The Company is obligated under capital leases covering furniture and office equipment. At December 31, 2003 and 2002, the gross amount of furniture and office equipment and the related depreciation recorded under capital leases was as follows:

	2003	2002

	($ in thousands)
Furniture and office equipment	$2,799	$5,299
Accumulated depreciation	(773)	(901)

	$2,026	$4,398

      The Company has numerous operating leases; these leases are primarily for its administrative offices, including its corporate office, retail stores, cell sites towers and their locations and vehicles. Future minimum lease payments required under capital and operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 2003, are as follows:

	Capital	Operating
	Leases	Leases

	($ in thousands)
2004	$843	$33,461
2005	319	29,025
2006	—	23,613
2007	—	20,456
2008	—	14,951
2009 and thereafter	—	48,537

Total minimum lease payments	$1,162
Less—amount representing interest	(67)

Total obligations under capital lease	1,095
Less—current portion of obligations under capital leases	(782)

Total obligations under capital leases, net of current portion	$313

      Lease expense under the above leases was $30.5 million for the year ended December 31, 2003, $22.5 million for the year ended December 31, 2002 and $20.5 million for the year ended December 31, 2001. Included in the future minimum lease payments above are future requirements for certain capital leases the Company entered into during 2002 and 2001 for furniture and office equipment. These capital leases have anywhere from a three to five year lease term and offer a bargain purchase price at the end of the lease term. The depreciation related to these assets is included in the Company’s depreciation expense and the obligation is included in the Company’s other non-current liabilities.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Commitments

      The Company and its subsidiary, American Cellular, entered into an equipment supply agreement in which the Company agreed to purchase approximately $150.0 million of cell site and switching equipment between November 16, 2001 and July 15, 2005, to update the wireless systems for existing MSAs and RSAs. This commitment was fulfilled as of September 30, 2003.

Contingencies

      The Company is party to various other legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts that would be material to the Company’s consolidated financial position, results of operation, or liquidity.

8.	Redeemable Preferred Stock

      As of December 31, 2003, 2002 and 2001, the Company’s authorized and outstanding preferred stock was as follows:

									Other
									Features,
		No. of Shares	No. of Shares	No. of Shares					Rights,
	No. of	Outstanding at	Outstanding at	Outstanding at			Liquidation	Mandatory	Preferences
	Shares	December 31,	December 31,	December 31,	Par Value		Preference	Redemption	and
Class	Authorized	2003	2002	2001	Per Share	Dividends	Per Share	Date	Powers

Senior Exchangeable	60,997	60,997	374,941	367,425	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	404,040	196,003	198,780	234,973	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Series AA	—	—	200,000	200,000	$1.00	5.96% Cumulative	$1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	—	—	$1.00	6% Cumulative	$178.571	Aug. 18, 2016	Non-voting
Other	3,594,963	—	—	—	—	—	—	—	—

	6,000,000	943,201	773,721	802,398

      The Company issued 175,000 shares of 12.25% senior exchangeable preferred stock in April 1998 and 64,646 shares of additional 12.25% senior exchangeable preferred stock in December 1998, mandatorily redeemable on January 15, 2008 for $1,000 per share plus accrued and unpaid dividends. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock. On or before January 15, 2003, the Company could have paid dividends, at its option, in cash or in additional fully paid and nonassessable senior preferred stock having an aggregate liquidation preference equal to the amount of such dividends. However, after January 15, 2003, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, on or after January 15, 2003, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of January 15, 2008. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s Board of Directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2003, the Company’s 12.25% senior exchangeable preferred stock totaled $61.0 million less the unamortized financing costs of $0.6 million and the unamortized discount of $1.2 million.

      In May 1999, the Company issued 170,000 shares of 13% senior exchangeable preferred stock mandatorily redeemable on May 1, 2009 for $1,000 per share. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock and equal to the 12.25% senior exchangeable preferred stock. On or before May 1, 2004, the Company may pay dividends, at its option, in cash or in

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

additional shares having an aggregate liquidation preference equal to the amount of such dividends. However, after May 1, 2004, the Company must pay dividends in cash. Additionally, the Company may, at its option, on or after May 4, 2004, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of May 1, 2009. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s Board of Directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2003, the Company’s 13% senior exchangeable preferred stock totaled $196.0 million less the unamortized financing costs of $1.9 million.

      On February 8, 2001 the Company issued 200,000 shares of its Series AA preferred stock, par value $1.00 per share (“Series AA preferred stock”) to AT&T Wireless for aggregate cash proceeds of $200.0 million. At December 31, 2002, the Company had $23.0 million in accrued dividends payable on its balance sheet related to this issue. On June 17, 2003 the Company completed an exchange offer with AT&T Wireless that, among other things, resulted in AT&T Wireless transferring to the Company all of its outstanding shares of Series AA preferred stock. Upon receipt of the Series AA preferred stock the Company canceled that issue, including the related accrued dividends. See Note 4 for further details of this exchange.

      The Company issued 686,201 shares of Series F convertible preferred stock on August 18, 2003, mandatorily redeemable on August 18, 2016, for $178.571 per share. Holders of the preferred stock are entitled to cumulative dividends from the date of issuance and a liquidation preference of $178.571 per share. In addition, the preferred stock is convertible at the option of the holder, making it a conditionally redeemable instrument until August 18, 2016. The Company may pay dividends at its option, at 6% in cash or at 7% in additional shares of Series F convertible preferred stock. The preferred stock is redeemable at the option of the Company in whole or in part on and after August 18, 2005. Holders of the preferred stock have no voting rights. Each share of the Company’s Series F convertible preferred stock is convertible into the Company’s Class A common stock at a conversion rate of $8.75 per share, subject to adjustment from time to time.

      During 2002, the Company acquired shares of its 12.25% senior exchangeable preferred stock having a carrying value of $40.3 million and shares of its 13% senior exchangeable preferred stock having a carrying value of $68.7 million through repurchases, including dividends issued on the repurchased shares after the date of repurchase. The preferred stock acquired totaled 109,015 shares for $38.7 million, all of which were canceled on December 31, 2002. Including deferred financing costs, this repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $67.8 million. The excess of carrying value over repurchase price has been included in net income applicable to common stockholders.

      During the first quarter of 2003, the Company repurchased a total of $32.7 million carrying value of its 12.25% senior exchangeable preferred stock and $27.5 million carrying value of its 13% senior exchangeable preferred stock. The preferred stock repurchase totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. Including deferred financing costs, this repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $22.1 million. The excess of carrying value over repurchase price has been included in net income applicable to common stockholders. On October 31, 2003, the Company repurchased an additional 246,967 shares of its 12.25% senior exchangeable preferred stock, and on December 30, 2003 the Company repurchased an additional 46,134 shares of its 12.25% senior exchangeable preferred stock. The Company adopted SFAS No. 150 in July of

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2003, therefore, the October and December repurchases resulted in a loss from extinguishment of debt totaling $26.8 million, and are included in the Company’s loss from continuing operations.

      The Company recorded preferred stock dividends of $73.9 million for the year ended December 31, 2003 consisting primarily of $34.2 million of cash dividends on its 12.25% senior exchangeable preferred stock, $6.3 million through the issuance of additional and accrued shares on its 12.25% senior exchangeable preferred stock, $25.1 million of dividends on its 13% senior exchangeable preferred stock through the issuance of additional shares, $5.5 million of accrued dividends on its Series AA preferred stock and $1.2 million of cash dividends and $1.6 million of accrued dividends on its Series F convertible preferred stock (resulting in a total liquidation preference of $61.0 million of 12.25% senior exchangeable preferred stock, $200.3 million of 13% senior exchangeable preferred stock and $125.3 million Series F convertible preferred stock, as of December 31, 2003). In accordance with SFAS No. 150, dividends related to the Company’s 12.25% and 13% mandatorily redeemable preferred stocks are classified in net (loss) income as of July 1, 2003. Therefore, $30.6 million of the $73.9 million preferred stock dividends are recorded as net (loss) income on the income statement as a financing expense titled, “dividends on mandatorily redeemable preferred stock,” for the year ended December 31, 2003.

      The Company issued total cumulative quarterly dividends in the form of additional shares of 12.25% and 13% senior exchangeable preferred stock totaling 80,338 shares during 2002 and 70,877 shares during 2001 and accrued dividends on its Series AA preferred stock of $12.1 million during 2002 and $10.9 million during 2001 which represented non-cash financing activity, and thus are not included in the accompanying consolidated statements of cash flows.

9.	Stockholders’ Equity (Deficit)

      On September 14, 2001 through September 14, 2002, the Company’s board of directors authorized the expenditure of up to $80.0 million for the possible repurchase of shares of the Company’s outstanding Class A common stock. After expiration of the initial stock purchase plan, the Company’s board of directors adopted a new stock purchase plan on November 7, 2002, which authorized the Company to purchase up to 10 million shares of the Company’s outstanding Class A common stock over the next twelve months.

      As of December 31, 2003, the Company had purchased 5,850,412 shares for $34.8 million, of which 5,709,353 was held as treasury stock and 141,059 was reissued for the employee stock purchase plan.

      The Company’s authorized and outstanding common stock was as follows:

							Other
	No. of Shares	No. of Shares	No. of Shares	No. of Shares			Features,
	Authorized at	Outstanding at	Outstanding at	Outstanding at	Par		Rights,
	December 31,	December 31,	December 31,	December 31,	Value		Preference
Class	2003	2003	2002	2001	Per Share	Dividends	and Powers

Class A	175,000,000	114,288,003	35,131,837	39,682,561	$.001	As declared	Voting
Class B	70,000,000	19,418,021	54,977,481	54,995,888	$.001	As declared	Voting
Class C	4,226	—	—	—	$.001	As declared	Non-voting
Class D	33,000	—	—	—	$.001	As declared	Non-voting

	245,037,226	133,706,024	90,109,318	94,678,449

      Each share of the Company’s Class B common stock is convertible into one share of Class A common stock and each share of the Company’s Class C common stock and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to these conversion features, the Company’s calculation of its weighted average common shares outstanding is performed on an as converted basis (as discussed in Note 2). In addition, each share of the Company’s Class B common stock is entitled to 10 votes and Class A common stock is entitled to one vote.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Additional shares of the Company’s Class A common stock have been reserved for issuance under the Company’s benefit plans. See Note 10 for discussion of the Company’s employee stock incentive plans and employee stock purchase plan.

      On October 29, 2002, the Company received notice from the Nasdaq Stock Market that the Company’s Class A common stock securities would be delisted from the Nasdaq National Market System. Therefore, as of October 29, 2002, the Company’s securities began trading on the OTC Bulletin Board. The Company applied for listing on the Nasdaq SmallCap Market. On February 18, 2003, the Company’s Class A common stock began trading on the Nasdaq SmallCap Market and on November 19, 2003, the Company’s Class A common stock began trading on the Nasdaq National Market System again.

10.	Employee Benefit Plans

401(k) Plan

      The Company maintains a 401(k) plan (the “Plan”) in which substantially all employees of the Company are eligible to participate. The Plan requires the Company to match 100% of employees’ contributions up to 4% of their salary. Contributions to the Plan charged to the Company’s operations were $1.4 million during the year ended December 31, 2003, $1.2 million during the year ended December 31, 2002 and $1.7 million during the year ended December 31, 2001, and were recorded as general and administrative expenses in the accompanying statements of operations.

Stock Option Plans

      The Company adopted its 1996 stock option plan (the “1996 plan”), its 2000 stock option plan (the “2000 plan”) and its 2002 stock option plan (the “2002 plan”) to encourage its key employees by providing opportunities to participate in the ownership and future growth through the grant of incentive stock options and nonqualified stock options. The plans also permit the grant of options to its directors. The Company’s compensation committee presently administers the 1996, 2000 and 2002 plans. The Company expects to grant any future options pursuant to the 2000 or 2002 plan and does not expect to grant any additional options under the 1996 plan. The Company accounts for the plans under APB Opinion 25, under which no compensation cost is recognized in the accompanying consolidated financial statements if the option price is equal to or greater than the fair market value of the stock at the time the option is granted.

      Under the 1996 plan, the board of directors granted both incentive and non-incentive stock options for employees, officers and directors to acquire Class C common stock and Class D common stock, which is convertible into shares of Class A common stock at a 111.44 to 1 basis at the time of exercise. Options granted under the 2000 and 2002 stock incentive plan can also be both incentive and non-incentive stock options for employees, officers and directors, however, all shares granted under these plans are shares of Class A common stock.

      Under all the plans, stock options have been issued at the market price on the date of grant with an expiration of ten years from the grant date. All options issued under the 1996 and 2000 plans vest at a rate of 20% per year and all options issued under the 2002 plan vest at a rate of 25% per year. The maximum number of shares for which the Company may grant options under the 2000 plan is 4,000,000 shares of Class A common stock and the maximum number under the 2002 plan is 7,000,000 shares of Class A common stock, subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or certain defined change of control events. As of December 31, 2003, the Company had outstanding options to purchase 5,759,252 shares of Class A common stock to approximately 100 employees, officers and directors. Shares subject to previously expired, cancelled, forfeited or terminated

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

options become available again for grants of options. The shares that the Company will issue under the plan will be newly issued shares, or shares held as treasury shares.

      In July 2003, the Company’s board of directors adopted and approved a plan whereby options granted under the 2000 Plan could, at the election of the option holder, be exchanged for a specified number of new options to be granted no sooner than January 2004. The period to make the election to exchange these options ended on July 29, 2003. Any new options to be granted would be subject to the same vesting schedule as the surrendered options.

      As of July 29, 2003, all eligible option holders had elected to surrender their old options. Options totaling 2,405,000 shares were surrendered by a total of 65 option holders.

      Stock options outstanding under the Plans are presented for the periods indicated. In addition, all options are presented on an “as converted” basis since all shares are converted to Class A common stock upon exercising.

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of period	8,971,903	$7.50	4,350,870	$15.39	4,672,977	$12.97
Granted	100,000	$3.51	5,360,000	$2.13	825,000	$15.71
Exercised	570,345	$1.51	—	—	857,607	$1.19
Canceled	2,742,306	$19.30	738,967	$14.97	289,500	$19.35

Outstanding, end of period	5,759,252	$2.40	8,971,903	$7.50	4,350,870	$15.39

Exercisable, end of period	1,789,540	$2.67	1,782,474	$11.77	913,730	$12.37

      The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted Average
Exercise	Number	Remaining	Weighted Average	Number	Weighted Average
Price Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.78-$ 2.00	154,613	3	$0.90	154,613	$0.90
$2.01-$ 4.00	5,449,083	9	$2.19	1,519,371	$2.31
$4.01-$ 8.00	105,556	6	$5.48	85,556	$5.18
$8.01-$23.00	50,000	7	$23.00	30,000	$23.00

$0.78-$23.00	5,759,252	8	$2.22	1,789,540	$2.67

Stock Purchase Plan

      The Dobson Communications Corporation 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved at the 2002 Annual Meeting of Stockholders. The Purchase Plan provides for 1,000,000 shares of the Company’s Class A common stock to be reserved for issuance upon exercise of purchase rights which may be granted under the Purchase Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company’s capitalization. The Purchase Plan is designed to encourage stock ownership by the Company’s employees. During 2003, 141,059 shares of the Company’s Class A common stock were purchased by employees under the stock purchase plan.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Taxes

      Benefit for income taxes for the years ended December 31, 2003, 2002 and 2001, was as follows:

	2003	2002	2001

	($ in thousands)
Federal income taxes—deferred	$756	$(46,685)	$(32,787)
State income taxes (current and deferred)	89	(5,492)	(3,857)

Total income tax expense (benefit)	$845	$(52,177)	$(36,644)

      The benefits for income taxes for the years ended December 31, 2003, 2002 and 2001 differ from amounts computed at the statutory rate as follows:

	2003	2002	2001

	($ in thousands)
Income taxes at statutory rate	$(16,951)	$(55,659)	$(56,453)
State income taxes, net of Federal income tax effect	(1,994)	(6,548)	(6,642)
Loss from unconsolidated subsidiary	—	9,656	26,289
Loss from redemption and repurchase of preferred stock	10,175	—	—
Dividends on mandatorily redeemable preferred stock	11,616	—	—
Other, net	(2,001)	374	162

	$845	$(52,177)	$(36,644)

      The tax effects of the temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2003 and 2002, were as follows:

	2003	2002

	($ in thousands)
Current deferred income taxes:
Allowance for doubtful accounts receivable	$1,678	$509
Accrued liabilities	15,959	1,471

Net current deferred income tax asset	17,637	1,980

Noncurrent deferred income taxes:
Fixed assets	(73,866)	(25,068)
Intangible assets	(416,608)	(157,364)
Investment in joint venture	—	164,882
Interest rate swap	—	662
Tax credits and carryforwards	302,247	87,677
Valuation allowance	(97,622)	(108,958)

Net noncurrent deferred income tax liability	(285,849)	(38,169)

Total net deferred income tax liability	$(268,212)	$(36,189)

      At December 31, 2003, the Company had NOL carryforwards of approximately $795 million, which may be utilized to reduce future Federal income taxes payable. These NOL carryforwards begin to expire in 2019. Certain of the Company’s NOL carryforwards are subject to limitation, under I.R.C. section 382. The Company expects the annual limitation under I.R.C. section 382 to be $200 million.

      The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these assets. Based on a review of taxable income, history and trends, forecasted taxable income and expiration of carryforwards, the Company has provided a valuation allowance for certain of its deferred tax assets.

12.	Related Party Transactions

      The Company did not have receivables from related parties at December 31, 2003. The Company had current and long-term receivables totaling $0.8 million at December 31, 2002 from related parties. Also

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

included in this total were receivables from the Company’s directors and officers and their affiliates totaling $0.7 million at December 31, 2002. The director and officer notes bear interest at various interest rates ranging from 2.5% to 4.0% at December 31, 2002.

      On December 17, 2001, certain officers of the Company were offered non-recourse loans secured by their shares of Company stock. At December 31, 2002, these loans totaled $8.6 million, and were repaid before the maturity date of December 17, 2003. These loans were recorded as subscription receivables on the Company’s balance sheet, thus, increasing the Company’s total stockholders’ deficit at December 31, 2002.

      The Company leases its corporate office and call center in Oklahoma City from its affiliate, DCCLP, for $3.0 million per year.

      Prior to the acquisition of American Cellular, the Company provided certain services to American Cellular in accordance with a management agreement. Certain costs incurred by the Company were shared costs of the Company and American Cellular. These shared costs were allocated between the Company and American Cellular primarily based on each company’s pro rata population coverage and subscribers. Costs allocated to American Cellular from the Company were $12.3 million for the period from January 1, 2003 through August 18, 2003, $17.1 million for the year ended December 31, 2002 and $10.6 million for the year ended December 31, 2001. In addition, the Company charged American Cellular for other expenses incurred by the Company on their behalf, primarily for compensation-related expenses, totaling $26.6 million for the period from January 1, 2003 through August 18, 2003, $42.9 million for the year ended December 31, 2002 and $40.4 million for the year ended December 31, 2001.

13.	Fair Value of Financial Instruments

      Unless otherwise noted, the carrying value of the Company’s financial instruments approximates fair value. The Company estimates the fair value of its long-term debt based on quoted market prices for publicly traded debt or on the present value of the cash flow stream utilizing the current rates available to the Company for debt with similar terms and remaining maturation. The Company estimates the fair value of its interest rate hedge based on the current market value of the hedge instruments.

      Indicated below are the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	($ in thousands)
Restricted cash and investments	$11,969	$11,969	$14,297	$14,297
Revolving credit facilities	548,625	548,625	786,382	786,382
Dobson/ Sygnet Senior Notes	5,245	5,659	188,500	144,203
8.875% DCC Senior Notes	650,000	661,375	—	—
10.875% DCC Senior Notes	298,443	326,795	298,258	253,519
9.50% ACC Senior Notes	12,851	13,044	—	—
10% ACC Senior Notes	900,000	999,000	—	—
Interest rate hedge liability	—	—	1,743	1,743

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Supplemental Condensed Consolidating Financial Information

      Set forth below is supplemental consolidating financial information as required by DCC’s indenture for its 8 7/8% senior notes due 2013, and by the DCS credit facility. Included are the condensed consolidating balance sheets as of December 31, 2003 and 2002 and the related condensed consolidating statements of operations and cash flows for each of the years in the three-year period ended December 31, 2003. Neither DCS, American Cellular nor their subsidiaries guaranty any of DCC’s outstanding debt. DCC, DCS and its subsidiaries do not guaranty any of American Cellular’s outstanding debt.

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2003

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,387	$27,505	$60,501	$60,846	$—	$208,239
Restricted cash and investments	7,179	4,165	—	—	—	11,344
Accounts receivable	61,903	35,415	—	—	—	97,318
Inventory	8,642	3,752	—	—	—	12,394
Prepaid expenses and other	16,945	8,301	10	—	—	25,256

Total current assets	154,056	79,138	60,511	60,846	—	354,551

PROPERTY, PLANT AND EQUIPMENT, net	331,434	205,200	—	—	—	536,634

OTHER ASSETS:
Net intercompany (payable) receivable	(71,353)	7,059	(59,780)	138,236	(14,162)	—
Restricted assets	4,171	—	—	—	—	4,171
Goodwill	31,784	570,525	—	1,142	—	603,451
Wireless license acquisition costs	1,076,083	669,169	9,676	4,423	—	1,759,351
Deferred financing costs, net	14,611	18,044	—	18,714	—	51,369
Other intangibles, net	19,127	75,253	—	—	—	94,380
Assets of discontinued operations	70,043	—	—	—	—	70,043
Other non-current assets	4,378	620	—	1,561,364	(1,561,372)	4,990

Total other assets	1,148,844	1,340,670	(50,104)	1,723,879	(1,575,534)	2,587,755

Total assets	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$86,506	$17,934	$—	$—	$—	$104,440
Accrued expenses	20,090	10,865	—	170	—	31,125
Accrued interest	2,773	39,557	14,162	31,777	(14,162)	74,107
Deferred revenue and customer deposits	14,414	12,526	—	7	—	26,947
Current portion of long-term debt	5,500	—	—	—	—	5,500
Accrued dividends payable	—	—	—	8,604	—	8,604
Current portion of obligations under capital leases	782	—	—	—	—	782

Total current liabilities	130,065	80,882	14,162	40,558	(14,162)	251,505

OTHER LIABILITIES:
Long-term debt, net of current portion	548,370	912,851	—	948,463	—	2,409,684
Deferred tax liabilities	136,691	169,162	835	97,089	(117,929)	285,848
Mandatorily redeemable preferred stock, net	—	—	—	253,260	—	253,260
Liabilities of discontinued operations	29,253	—	—	—	—	29,253
Other non-current liabilities	6,495	6,814	—	—	—	13,309
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ EQUITY (DEFICIT):
Total stockholders’ equity (deficit)	783,460	455,299	(4,590)	322,819	(1,443,443)	113,545

Total liabilities and stockholders’ equity (deficit)	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2002

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,228	$—	$152,938	$27,887	$—	$292,053
Restricted assets	7,098	—	—	—	—	7,098
Accounts receivable	55,865	—	—	—	—	55,865
Inventory	5,645	—	—	—	—	5,645
Prepaid expenses and other	5,985	—	10	—	—	5,995

Total current assets	185,821	—	152,948	27,887	—	366,656

PROPERTY, PLANT AND EQUIPMENT, net	251,727	—	53	—	—	251,780

OTHER ASSETS:
Net intercompany (payable) receivable	(31,900)	—	(145,746)	177,646	—	—
Restricted assets	7,098	—	—	—	—	7,098
Wireless license acquisition costs	983,446	—	—	4,423	—	987,869
Deferred financing costs, net	43,206	—	—	6,731	—	49,937
Other intangibles, net	18,797	—	—	—	—	18,797
Assets of discontinued operations	251,405	—	—	—	—	251,405
Other non-current assets	26,945	—	1,915	569,411	(571,326)	26,945

Total other assets	1,298,997	—	(143,831)	758,211	(571,326)	1,342,051

Total assets	$1,736,545	$—	$9,170	$786,098	$(571,326)	1,960,487

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$51,073	$—	$—	—	$—	$51,073
Accrued expenses	18,690	—	—	—	—	18,690
Accrued interest	8,070	—	9,600	6,845	—	24,515
Deferred revenue and customer deposits	12,145	—	—	6	—	12,151
Current portion of long-term debt	50,704	—	—	—	—	50,704
Accrued dividends payable	—	—	—	37,251	—	37,251
Current portion of obligations under capital leases	1,324	—	—	—	—	1,324

Total current liabilities	142,006	—	9,600	44,102	—	195,708

OTHER LIABILITIES:
Long-term debt, net of current portion	935,678	—	—	298,258	(11,500)	1,222,436
Deferred tax liabilities	130,767	—	2,098	(82,996)	—	49,869
Minority interest	7,892	—	—	—	—	7,892
Liabilities of discontinued operations	66,700	—	—	—	—	66,700
Other non-current liabilities	2,610	—	—	—	—	2,610
Mandatorily redeemable preferred stock, net	—	—	—	558,344	—	558,344
Series A preferred stock, net	—	—	—	200,000	—	200,000
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ equity (deficit)	450,892	—	(2,528)	(231,610)	(559,826)	(343,072)

Total liabilities and stockholders’ equity (deficit)	$1,736,545	$—	$9,170	$786,098	$(571,326)	$1,960,487

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2003

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
OPERATING REVENUE:
Service revenue	$388,858	$117,002	$—	$—	$—	$505,860
Roaming revenue	161,251	39,948	—	—	—	201,199
Equipment and other revenue	25,320	5,673	—	—	(2,298)	28,695

Total operating revenue	575,429	162,623	—	—	(2,298)	735,754

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,564	35,460	—	—	(588)	173,436
Cost of equipment	41,508	15,104	—	—	—	56,612
Marketing and selling	58,530	21,017	—	—	—	79,547
General and administrative	76,588	31,210	20	—	(1,710)	106,108
Depreciation and amortization	90,777	28,647	—	—	—	119,424

Total operating expenses	405,967	131,438	20	—	(2,298)	535,127

OPERATING INCOME (LOSS)	169,462	31,185	(20)	—	—	200,627

OTHER (EXPENSE) INCOME:
Interest expense	(53,735)	(37,773)	(4,563)	(49,375)	7,298	(138,148)
Loss from extinguishment of debt	(52,277)	—	—	—	—	(52,277)
Loss from redemption and repurchase of mandatorily redeemable preferred stock	—	—	—	(26,777)	—	(26,777)
Dividends on mandatorily redeemable preferred stock	—	—	—	(30,568)	—	(30,568)
Dividend from DCS	—	—	—	295,438	(295,438)	—
Dividend from ACC	—	—	—	14,900	(14,900)	—
Other income (expense), net	6,309	(426)	1,257	3,987	(7,298)	3,829

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	69,759	(7,014)	(3,326)	207,605	(310,338)	(43,314)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,541)	—	—	—	—	(6,541)

INCOME (LOSS) BEFORE INCOME TAXES	63,218	(7,014)	(3,326)	207,605	(310,338)	(49,855)
Income tax (expense) benefit	(22,023)	2,665	1,264	(100,680)	117,929	(845)

INCOME (LOSS) FROM CONTINUING OPERATIONS	41,195	(4,349)	(2,062)	106,925	(192,409)	(50,700)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	26,731	—	—	—	—	26,731

NET INCOME (LOSS)	67,926	(4,349)	(2,062)	106,925	(192,409)	(23,969)
Dividends on preferred stock	—	—	—	(43,300)	—	(43,300)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	—	218,310

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$67,926	$(4,349)	$(2,062)	$281,935	$(192,409)	$151,041

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2002

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$322,825	$—	$—	$291	$—	$323,116
Roaming revenue	176,150	—	—	—	—	176,150
Equipment and other revenue	17,504	—	—	—	—	17,504

Total operating revenue	516,479	—	—	291	—	516,770

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,240	—	—	—	—	138,240
Cost of equipment	40,331	—	—	—	—	40,331
Marketing and selling	61,581	—	—	—	—	61,581
General and administrative	65,741	—	10	722	—	66,473
Depreciation and amortization	75,181	—	—	—	—	75,181

Total operating expenses	381,074	—	10	722	—	381,806

OPERATING INCOME (LOSS)	135,405	—	(10)	(431)	—	134,964

OTHER (EXPENSE) INCOME:
Interest expense	(78,113)	—	(9,600)	(20,618)	—	(108,331)
(Loss) gain from extinguishment of debt	2,202	—	—	—	—	2,202
Loss from investment in joint venture	—	—	—	(184,381)	—	(184,381)
Other income (expense), net	11,749	—	2,897	(16,282)	—	(1,636)

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	71,243	—	(6,713)	(221,712)	—	(157,182)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,521)	—	—	—	—	(6,521)

INCOME (LOSS) BEFORE INCOME TAXES	64,722	—	(6,713)	(221,712)	—	(163,703)
Income tax (expense) benefit	(24,594)	—	2,551	74,220	—	52,177

INCOME (LOSS) FROM CONTINUING OPERATIONS	40,128	—	(4,162)	(147,492)	—	(111,526)
Income from discontinued operations, net of income tax expense	24,454	—	—	—	—	24,454
Loss from discontinued operations from investment in joint venture	—	—	—	(327)	—	(327)
Gain on discontinued operations	88,315	—	—	—	—	88,315
Gain on discontinued operations from investment in joint venture	—	—	—	6,736	—	6,736

INCOME (LOSS) BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	152,897	—	(4,162)	(141,083)	—	7,652
Loss from cumulative change in accounting principle	(33,294)	—	—	—	—	(33,294)
Loss from cumulative change in accounting principle from investment in joint venture	—	—	—	(140,820)	—	(140,820)

NET INCOME (LOSS)	119,603	—	(4,162)	(281,903)	—	(166,462)
Dividends on preferred stock	—	—	—	(94,451)	—	(94,451)
Gain on redemption of preferred stock	—	—	—	67,837	—	67,837

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$119,603	$—	$(4,162)	$(308,517)	$—	$(193,076)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2001

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$281,499	$—	$—	$6	$—	$281,505
Roaming revenue	186,678	—	—	—	—	186,678
Equipment and other revenue	19,191	—	—	—	—	19,191

Total operating revenue	487,368	—	—	6	—	487,374

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,565	—	—	—	—	138,565
Cost of equipment	43,917	—	—	—	—	43,917
Marketing and selling	62,089	—	—	—	—	62,089
General and administrative	60,504	—	3	1	—	60,508
Depreciation and amortization	155,724	—	—	—	—	155,724

Total operating expenses	460,799	—	3	1	—	460,803

OPERATING INCOME	26,569	—	(3)	5	—	26,571

OTHER (EXPENSE) INCOME:
Interest expense	(101,082)	—	—	(28,072)	—	(129,154)
Loss from investment in joint venture	—	—	—	(69,181)	—	(69,181)
Other income, net	1,849	—	3,346	6,048	—	11,243

LOSS BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(72,664)	—	3,343	(91,200)	—	(160,521)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(5,517)	—	—	—	—	(5,517)

LOSS BEFORE INCOME TAXES	(78,181)	—	3,343	(91,200)	—	(166,038)
Income tax benefit	29,709	—	(1,271)	8,206	—	36,644

LOSS FROM CONTINUING OPERATIONS	(48,472)	—	2,072	(82,994)	—	(129,394)
Income from discontinued operations, net of income tax expense	1,820	—	—	—	—	1,820
Loss from discontinued operations from investment in joint venture	—	—	—	(720)	—	(720)

NET LOSS	(46,652)	—	2,072	(83,714)	—	(128,294)
Dividends on preferred stock	—	—	—	(86,325)	—	(86,325)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(46,652)	$—	$2,072	$(170,039)	$—	$(214,619)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2003

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$41,195	$(4,349)	$(2,062)	$106,925	$(192,409)	$(50,700)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities, net of effects of acquisitions—
Depreciation and amortization	90,777	28,647	—	—	—	119,424
Amortization of bond premium and financing costs	6,379	1,075	—	1,433	—	8,887
Deferred income taxes	(54,897)	(2,363)	(1,264)	(118,421)	180,578	3,633
Noncash mandatorily redeemable preferred stock dividends	—	—	—	7,174	—	7,174
Cash provided by operating activities of discontinued operations	26,796	—	—	—	—	26,796
Gain on disposition of assets, net	244	1	—	—	—	245
Loss on extinguishment of debt	52,277	—	—	—	—	52,277
Loss from redemption and repurchase of preferred stock	—	—	—	26,777	—	26,777
Minority interests in income of subsidiaries	6,541	—	—	—	—	6,541
Changes in current assets and liabilities—
Accounts receivable	5,847	11,003	—	—	—	16,850
Inventory	(2,861)	(343)	—	—	—	(3,204)
Prepaid expenses and other	(1,838)	864	—	—	—	(974)
Accounts payable	26,138	(6,112)	—	—	—	20,026
Accrued expenses	(8,804)	18,761	4,562	8,755	—	23,274
Deferred revenue and customer deposits	1,487	1,275	—	—	—	2,762

Net cash provided by (used in) operating activities	189,281	48,459	1,236	32,643	(11,831)	259,788

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(122,511)	(41,410)	—	—	—	(163,921)
Purchase of wireless license and properties	(123)	—	(7,659)	(49,877)	—	(57,659)
Cash acquired through acquisition of American Cellular Corporation	—	35,819	—	—	—	35,819
(Increase) decrease in receivable—affiliates	35,875	(17,422)	(85,955)	(23,507)	81,831	(9,178)
Proceeds from sale of property, plant and equipment	13	—	—	—	—	13
Refund of funds held in escrow for contingencies on sold assets	7,094	—	—	—	—	7,094
Cash used in investing activities from discontinued operations	(4,966)	—	—	—	—	(4,966)
Other investing activities	17,251	—	(59)	(3,739)	—	13,453

Net cash (used in) provided by investing activities	(67,367)	(23,013)	(93,673)	(77,123)	81,831	(179,345)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	620,000	900,000	—	650,000	(70,000)	2,100,000
Repayments of long-term debt	(997,225)	(864,294)	—	11,500	—	(1,850,019)
Distributions to partners	(8,040)	—	—	—	—	(8,040)
Preferred stock dividends	—	—	—	(12,008)	—	(12,008)
Issuance of common stock	—	—	—	903	—	903
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(347,588)	—	(347,588)
Capital contribution from parent	527,000	—	—	(527,000)	—	—
Dividend to parent	(295,438)	(14,900)	—	310,338	—	—
Deferred financing costs	(15,082)	(18,831)	—	(13,192)	—	(47,105)
Other financing activities	(4,970)	84	—	4,486	—	(400)

Net cash (used in) provided by financing activities	(173,755)	2,059	—	77,439	(70,000)	(164,257)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(51,841)	27,505	(92,437)	32,959	—	(83,814)
CASH AND CASH EQUIVALENTS, beginning of period	111,228	—	152,938	27,887	—	292,053

CASH AND CASH EQUIVALENTS, end of period	$59,387	$27,505	$60,501	$60,846	$—	$208,239

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2002

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$40,128	$—	$(4,162)	$(147,492)	$—	$(111,526)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities, net of effects of acquisitions—
Depreciation and amortization	75,181	—	—	—	—	75,181
Amortization of bond premium and financing costs	8,330	—	—	2,602	—	10,932
Deferred income taxes, net	29,057	—	1,097	(65,686)	—	(35,532)
(Gain) loss on disposition of assets, net	1,287	—	—	—	—	1,287
Loss from extinguishment of debt	—	—	—	(2,202)	—	(2,202)
Cash used in operating activities of discontinued operations	25,439	—	—	—	—	25,439
Minority interests in income of subsidiaries	6,521	—	—	—	—	6,521
Loss from investment in joint venture	—	—	—	184,381	—	184,381
Other operating activities	—	—	—	(2,262)	—	(2,262)
Changes in current assets and liabilities—
Accounts receivable	19,120	—	—	19,065	—	38,185
Inventory	15,250	—	—	—	—	15,250
Prepaid expenses and other	1,187	—	(10)	101	—	1,278
Accounts payable	(18,003)	—	—	—	—	(18,003)
Accrued expenses	(2,558)	—	9,598	(8,824)	—	(1,784)
Deferred revenue and customer deposits	326	—	—	—	—	326

Net cash provided by (used in) operating activities	201,265	—	6,523	(20,317)	—	187,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(72,878)	—	—	—	—	(72,878)
Purchase of selected wireless licenses and properties	(16,629)	—	—	—	—	(16,629)
Receipt of funds held in escrow for contingencies on sold assets	—	—	107,300	—	—	107,300
Cash used in investing activities from discontinued operations	(11,264)	—	—	—	—	(11,264)
Net proceeds from sale of discontinued assets	336,043	—	—	—	—	336,043
(Increase) decrease in receivable—affiliates	1,123	—	(104,614)	103,975	—	484
Other investing activities	1,681	—	(52)	(106)	—	1,523

Net cash provided by investing activities	238,076	—	2,634	103,869	—	344,579

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	389,500	—	—	—	—	389,500
Repayments and purchases of long-term debt	(725,567)	—	(40)	(320)	—	(725,927)
Purchase of senior notes	—	—	—	(8,863)	—	(8,863)
Purchase of common stock	—	—	—	(7,797)	—	(7,797)
Distributions to minority interest holders	(6,549)	—	—	—	—	(6,549)
Redemption and repurchase of mandatorily redeemable preferred stock	—	—	—	(38,691)	—	(38,691)
Deferred financing costs	(21)	—	—	(169)	—	(190)
Other financing activities	93	—	—	(1,526)	—	(1,433)

Net cash (used in) provided by financing activities	(342,544)	—	(40)	(57,366)	—	(399,950)

NET INCREASE IN CASH AND CASH EQUIVALENTS	96,797	—	9,117	26,186	—	132,100
CASH AND CASH EQUIVALENTS, beginning of period	14,431	—	143,821	1,701	—	159,953

CASH AND CASH EQUIVALENTS, end of period	$111,228	$—	$152,938	$27,887	$—	$292,053

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2001

		American
	DCS	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) income from continuing operations	$(48,472)	$—	$2,072	$(82,994)	$—	$(129,394)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities, net of effects of acquisitions—
Depreciation and amortization	155,724	—	—	—	—	155,724
Amortization of bond premium and financing costs	8,312	—	—	1,124	—	9,436
Deferred income taxes, net	(40,702)	—	1,271	(6,043)	—	(45,474)
(Gain) loss on disposition of assets, net	604	—	—	—	—	604
Cash used in operating activities of discontinued operations	58,306	—	—	—	—	58,306
Minority interests in income of subsidiaries	5,517	—	—	—	—	5,517
Loss from investment in joint venture	—	—	—	69,181	—	69,181
Other operating activities	—	—	—	(2,139)	—	(2,139)
Changes in current assets and liabilities—
Accounts receivable	(15,289)	—	—	—	—	(15,289)
Inventory	(11,069)	—	—	—	—	(11,069)
Prepaid expenses and other	(2,839)	—	—	—	—	(2,839)
Accounts payable	2,008	—	—	—	—	2,008
Accrued expenses	9,862	—	(48)	(817)	—	8,997
Deferred revenue and customer deposits	3,589	—	—	—	—	3,589

Net cash provided by (used in) operating activities	125,551	—	3,295	(21,688)	—	107,158

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(82,767)	—	—	—	—	(82,767)
Purchase of selected wireless licenses and properties	(3,122)	—	—	—	—	(3,122)
Deposits on wireless licenses	—	—	(59,215)	—	—	(59,215)
Cash used in investing activities from discontinued operations	(28,684)	—	—	—	—	(28,684)
Investment in joint venture	—	—	—	(51,414)	—	(51,414)
Decrease (increase) in receivable—affiliates	(7,089)	—	203,142	(197,566)	—	(1,513)
Other investing activities	2,647	—	—	—	—	2,647

Net cash used in investing activities	(119,015)	—	143,927	(248,980)	—	(224,068)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	630,000	—	—	—	—	630,000
Repayments and purchases of long-term debt	(696,000)	—	(3,401)	—	—	(699,401)
Maturities of restricted investments	27,107	—	—	—	—	27,107
Issuance of common stock	—	—	—	941	—	941
Purchase of common stock	—	—	—	(18,460)	—	(18,460)
Issuance of preferred stock	—	—	—	200,000	—	200,000
Distributions to minority interest holders	(4,734)	—	—	—	—	(4,734)
Capital contribution from parent	32,000	—	—	(32,000)	—	—
Other financing activities	(147)	—	—	(365)	—	(512)

Net cash (used in) provided by financing activities	(11,774)	—	(3,401)	150,116	—	134,941

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,238)	—	143,821	(120,552)	—	18,031
CASH AND CASH EQUIVALENTS, beginning of period	19,669	—	—	122,253	—	141,922

CASH AND CASH EQUIVALENTS, end of period	$14,431	$—	$143,821	1,701	$—	$159,953

Supplementary Data

Selected Quarterly Financial Data (unaudited)

Dobson Communications Corporation

		Quarter Ended

		March 31,	June 30,	September 30,	December 31,

		($ in thousands except per share data)
Operating revenue	2003	$128,892	$143,477	$213,070	$250,315
	2002	$117,759	$130,444	$137,873	$130,694
Operating income	2003	$40,160	$49,211	$62,655	$48,601
	2002	$25,060	$33,966	$39,376	$36,561
Income (loss) before cumulative effect of change in accounting principle	2003	$15,046	$49,677	$(20,314)	$(68,378)
	2002	$93,691	$(108,243)	$13,880	$8,324
Basic income (loss) before cumulative effect of change in accounting principle per common share	2003	$0.17	$0.55	$(0.18)	$(0.51)
	2002	$1.02	$(1.19)	$0.15	$0.09
Diluted income (loss) before cumulative effect of change in accounting principle per common share	2003	$0.16	$0.53	$(0.18)	$(0.51)
	2002	$1.02	$(1.19)	$(0.15)	$0.09
Net income (loss)	2003	$15,046	$49,677	$(20,314)	$(68,378)
	2002	$(80,423)	$(108,243)	$13,880	$8,324
Basic net income (loss) per common share	2003	$0.17	$0.55	$(0.18)	$(0.51)
	2002	$(0.88)	$(1.19)	$0.15	$0.09
Diluted net income (loss) per common share	2003	$0.16	$0.53	$(0.18)	$(0.51)
	2002	$(0.88)	$(1.19)	$0.15	$0.09
Net income (loss) applicable to common stockholders	2003	$18,131	$224,359	$(21,192)	$(70,257)
	2002	$(103,424)	$(132,103)	$19,359	$23,092
Basic net income(loss) applicable to common stockholders per common share	2003	$0.20	$2.49	$(0.19)	$(0.53)
	2002	$(1.13)	$(1.45)	$0.21	$0.26
Diluted net income (loss) applicable to common stockholders per common share	2003	$0.20	$2.43	$(0.19)	$(0.53)
	2002	$(1.13)	$(1.45)	$0.21	$0.26

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

      The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 gives effect to the transactions that occurred in connection with our acquisition of American Cellular, as though those transactions had occurred on January 1, 2003.

      The pro forma adjustments are based on available information and upon certain assumptions we believe are reasonable under the circumstances. You should read the unaudited pro forma consolidated financial statement of operations and notes thereto in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes that we include elsewhere in this prospectus.

      THIS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED TO BE PREDICTIVE OF OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.

DOBSON COMMUNICATIONS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

	Dobson
	Communications	American	Pro Forma
	Corporation	Cellular(1)	Adjustments		Total

	($ in thousands)
Operating Revenue:
Service revenue	$505,860	$195,787	—		$701,647
Roaming revenue	201,199	82,388	—		283,587
Equipment sales and other	28,695	10,552	—		39,247

Total operating revenue	735,754	288,727	—		1,024,481

Operating Expenses:
Cost of services (exclusive of depreciation and amortization shown separately below)	173,436	62,226	—		235,662
Cost of equipment	56,612	23,618	—		80,230
Marketing and selling	79,547	31,180	—		110,727
General and administrative	106,108	44,435	—		150,543
Depreciation and amortization	119,424	43,591	—		163,015

Total operating expenses	535,127	205,050	—		740,177

Operating Income	200,627	83,677	—		284,304

Interest expense	(138,148)	(78,136)	21,508	(2)	(194,776)
Dividends on mandatorily redeemable preferred stock	(30,568)	(703)	703	(3)	(30,568)
Loss from extinguishment of debt	(52,277)	—	—		(52,277)
Loss from redemption and repurchases of preferred stock	(26,777)	—	—		(26,777)
Other income (expense)	3,829	(538)	—		3,291

(Loss) income before minority interests and income taxes	(43,314)	4,300	22,211		(16,803)
Minority interests in income of subsidiaries	(6,541)	—	—		(6,541)

(Loss) income before income taxes	(49,855)	4,300	22,211		(23,344)
Income tax expenses	(845)	(1,961)	(8,440)		(11,246)

(Loss) income from continuing operations	(50,700)	2,339	13,771		(34,590)
Dividends on preferred stock	(43,300)	(2,545)	(2,968	)(4)	(48,813)
Gain on redemption of preferred stock	218,310	—	—		218,310

Income (loss) from continuing operations applicable to common stockholders	$124,310	$(206)	$10,803		$134,907

Weighted Average Shares Outstanding	97,059,585		43,889,735	(5)	140,949,320

Income from continuing operations applicable to common stockholders per share	$1.28				$0.96

Notes to Unaudited Pro Forma condensed consolidated statements of operations.

(1)	Represents the historical results of (predecessor) American Cellular for the period from January 1, 2003 to August 18, 2003 (date of acquisition)

(2)	Reflects the following adjustments:

•	elimination of $41.3 million of interest expense associated with the redemption of $681.9 million of American Cellular senior subordinated notes;

•	elimination of $32.1 million of interest expense associated with paying off the $864.3 million debt under the American Cellular credit facility;

•	addition of $54.2 million of interest expense associated with the issuance of the $900 million of 10% senior notes;

•	elimination of $3.7 million of interest expense associated with the amortization of deferred financing costs related to the American Cellular credit facility and senior subordinated notes;

•	the addition of $1.4 million of interest expense associated with the amortization of deferred financing costs related to the 10% senior notes;

(3)	Reflects the elimination of $0.7 million of dividends on American Cellular’s cancelled mandatorily redeemable preferred stock;

(4)	Reflects the dividends from the issuance of Series F preferred stock offset by the elimination of $2.5 million of dividends on American Cellular’s cancelled preferred stock; and

(5)	Reflects the issuance of 43.9 million shares of common stock.

Annex A — Form of Amended and Restated

Certificate of Designation for 12.25% Preferred Stock

DOBSON COMMUNICATIONS CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF THE POWERS,
PREFERENCES AND RELATIVE, PARTICIPATING,
OPTIONAL AND OTHER SPECIAL RIGHTS
OF 12 1/4% SENIOR EXCHANGEABLE
PREFERRED STOCK AND QUALIFICATIONS,
LIMITATIONS AND RESTRICTIONS THEREOF

Pursuant to Title 18, Section 1032(G) of the

General Corporation Act of the State of Oklahoma

      Dobson Communications Corporation, a corporation organized and existing under the General Corporation Act of the State of Oklahoma (the “Company”), does hereby certify that, pursuant to authority conferred upon the board of directors of the Company (or any committee of such board of directors, the “Board of Directors”) by its Amended and Restated Certificate of Incorporation, as amended (hereinafter referred to as the “Certificate of Incorporation”), and pursuant to the provisions of Title 18, Section 1032(G) of the General Corporation Act of the State of Oklahoma, said Board of Directors with full power and authority to act on behalf of the Board of Directors, acting by written consent dated February [     ], 2005, duly approved and adopted the following resolution, which resolution has been approved by the Holders (as defined below) of a majority of the outstanding shares of 12 1/4% Senior Exchangeable Preferred Stock (as defined below) (the “Resolution”):

      WHEREAS, (i) pursuant to the authority vested in the Board of Directors by the Company’s Certificate of Incorporation, and (ii) by written consent dated December  23, 1998 (the “Prior Resolution”), the Board of Directors created, authorized and provided for the issue of 12 1/4% Senior Exchangeable Preferred Stock, par value $1.00 per share, with a liquidation preference of $1,000 per share, consisting of 184,000 shares, having the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof set forth in the Certificate of Incorporation and in the Prior Resolution;

      WHEREAS, pursuant to the Prior Resolution, the Company issued shares of 12 1/4% Senior Exchangeable Preferred Stock;

      WHEREAS, the Company desires and has requested the Holders to consent to the execution and filing of this written consent dated February [     ], 2005 (the “Resolution”) for the purpose of amending and restating in its entirety the Prior Resolution to eliminate all voting rights, other than voting rights required by law, and substantially all of the covenants set forth in the Prior Resolution;

      WHEREAS, pursuant to a solicitation by the Company, consents to the amendments to the Prior Resolution, which will eliminate all voting rights, other than voting rights required by law, and substantially all of the covenants set forth in the Prior Resolution, pursuant to this Resolution, of Holders of at least a majority of the outstanding shares of 12 1/4% Senior Exchangeable Preferred Stock have been received;

      WHEREAS, all things necessary to make this Resolution a valid amendment and restatement of the Prior Resolution in its entirety;

      NOW THEREFORE, be it:

      RESOLVED, that, pursuant to the authority vested in the Board of Directors by the Company’s Certificate of Incorporation, the Board of Directors does hereby amend and restate the Prior Resolution in its entirety and authorizes and provides that the 12 1/4% Senior Exchangeable Preferred Stock, par value $1.00 per share, with a liquidation preference of $1,000 per share, consisting of 46,181 shares, shall have the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof that are set forth in the Certificate of Incorporation and in this Resolution as follows (the terms used herein, unless otherwise defined herein, are used herein as defined in paragraph (n) hereof):

      (a)     Designation. There is hereby created out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “12 1/4% Senior Exchangeable Preferred Stock”. The number of shares constituting such series shall be 46,181 shares of 12 1/4% Senior Exchangeable Preferred Stock (the “Preferred Stock”). The liquidation preference of the Preferred Stock shall be $1,000 per share.

      (b)     Rank. The Preferred Stock shall, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, rank (i) senior to all classes of Common Stock of the Company, the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock, the Class F Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and to each other class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on parity with the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to herein, together with all classes of common stock of the Company, as the “Junior Securities”); (ii) subject to certain conditions, with any class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as “Parity Securities”); and (iii) subject to certain conditions, junior to each class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which have been approved by the Holders of the Preferred Stock in accordance with subparagraph (f)(ii) hereof and which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as “Senior Securities”).

      (c)     Dividends. (i) Beginning on the Issue Date, the Holders of the outstanding shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on each share of Preferred Stock at a rate per annum equal to 12 1/4% of the liquidation preference per share, payable quarterly. All dividends shall be cumulative, whether or not earned or declared, on a daily basis from the Issue Date and shall be payable quarterly in arrears each Dividend Payment Date, commencing on the first Dividend Payment Date after the Issue Date. On and before January 15, 2003, the Company may pay dividends, at its option, in cash or in additional fully paid and nonassessable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. Dividends paid in additional shares of Preferred Stock will be calculated and paid to registered holders to the nearest whole share. After January 15, 2003, dividends may be paid only in cash. If any dividend (or portion thereof) payable on any Dividend Payment Date after January 15, 2003 is not declared or paid in full in cash (or on or prior to January 15, 2003, in cash or Preferred Stock) on such Dividend Payment Date, the amount of accrued and unpaid dividends will bear interest at the dividend rate on the Preferred Stock, compounding quarterly, until declared and paid in full. Each distribution in the form of a dividend (whether in cash or in additional shares of Preferred Stock) shall be payable to Holders of record as they appear on the stock books of the Company on such record date, not less than 10 nor more than 60 days preceding the relevant Dividend Payment Date, as shall be fixed by the Board of Directors. Dividends shall cease to accumulate in respect of shares of the Preferred Stock on the Exchange Date (as defined in paragraph (g)(i)(A) hereof) or on the date of their earlier redemption unless the Company shall have failed to issue the appropriate aggregate principal amount of Exchange Debentures in respect of the Preferred Stock on the Exchange Date or shall have failed to pay the relevant redemption price on the date fixed for redemption.

(ii) [Reserved].

(iii) All dividends paid with respect to shares of the Preferred Stock pursuant to paragraph (c)(i) hereof shall be paid pro rata to the Holders entitled thereto.

(iv) Dividends that are in arrears and unpaid for any past Dividend Period and dividends in connection with any optional redemption pursuant to paragraph (e)(i) hereof may be declared and paid at any time, without reference to any regular Dividend Payment Date, to Holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by the Board of Directors.

(v) [Reserved].

(vi) (A) Holders of shares of Preferred Stock shall be entitled to receive the dividends provided for in paragraph (c)(i) hereof in preference to and in priority over any dividends upon any of the Junior Securities.

(B) So long as any shares of Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend on any of the Junior Securities (other than distributions or dividends in Junior Securities to holders of Junior Securities) unless full cumulative dividends determined in accordance herewith have been paid in full on the Preferred Stock.

(vii) Dividends payable on shares of the Preferred Stock for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which dividends are payable. If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day.

      (d)     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, Holders of Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, $1,000 per share of Preferred Stock, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for liquidation, dissolution or winding-up), before any payment shall be made on or any assets distributed to the holders of any of the Junior Securities, including, without limitation, the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock, the Class F Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and the Common Stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Preferred Stock and all other Parity Securities are not paid in full, the holders of the Preferred Stock and the Parity Securities shall share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference and accumulated and unpaid dividends to which each is entitled. After payment of the full amount of the liquidation preferences and accumulated and unpaid dividends to which they are entitled, the Holders of Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company. However, a merger, consolidation or sale, of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding-up of the Company.

      (e)     Redemption. (i) Optional Redemption. (A) The Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and the legal availability of funds therefor) at any time on or after January 15, 2003, at the Company’s option, in whole or in part, in the manner provided in subparagraph (e)(iii), at the redemption prices (expressed as a percentage of the liquidation preference thereof) set forth below, plus an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, but subject to the right of Holders of

Preferred Stock on a record date to receive dividends on a Dividend Payment Date), if redeemed during the 12-month period beginning January 15 of each of the years set forth below:

Year	Percentage

2003	106.125%
2004	104.084%
2005	102.042%
2006 and thereafter	100.000%

provided that no optional redemption pursuant to this subparagraph (e)(i)(A) shall be authorized or made unless prior thereto full unpaid cumulative dividends for all Dividend Periods terminating on or prior to the Redemption Date, and for an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, shall have been, or immediately prior to the Redemption Date are, declared and paid in cash or declared and a sum set apart sufficient for such cash payment on the Redemption Date on the outstanding shares of such Preferred Stock.

      (B) In addition, on or prior to January 15, 2001, the Company may redeem Preferred Stock having an aggregate liquidation preference of up to 35% of the aggregate liquidation preference of all Preferred Stock originally issued on the Issue Date, at a redemption price equal to 112.250% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, but subject to the right of Holders of Preferred Stock on a record date to receive dividends due on a Dividend Payment Date), with the proceeds of any sale of its Common Stock; provided that such Redemption Date occurs within 180 days after consummation of such sale and at least 65% aggregate liquidation preference of Preferred Stock originally issued remains outstanding after each such redemption, and provided further that no optional redemption pursuant to this subparagraph (e)(i)(B) shall be authorized or made unless prior thereto full unpaid cumulative dividends for all Dividend Periods terminating on or prior to the Redemption Date and for an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date shall have been, or immediately prior to the Redemption Date are, declared and paid in full in cash or declared and a sum set apart sufficient for such payment in full in cash on the Redemption Date on the outstanding shares of the Preferred Stock.

      (C) In the event of a redemption pursuant to paragraph (e)(i) hereof of only a portion of the then outstanding shares of the Preferred Stock, the Company shall effect such redemption as it determines, pro rata according to the number of shares held by each Holder of Preferred Stock, provided that the Company may redeem such shares held by any Holder of fewer than 100 shares of Preferred Stock without regard to such pro rata redemption requirement, or by lot, in each case, as may be determined by the Company in its sole discretion.

(ii) Mandatory Redemption. On January 15, 2008, the Company shall redeem from any source of funds legally available therefor, in the manner provided in paragraph (e)(iii) hereof, all of the shares of the Preferred Stock then outstanding at a redemption price equal to 100% of the liquidation preference per share, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date).

(iii) Procedures for Redemption. (A) At least 30 days and not more than 60 days prior to the date fixed for any redemption of the Preferred Stock, written notice (the “Redemption Notice”) shall be given by first-class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption of the Preferred Stock at such Holder’s address as the same appears on the stock register of the Company, provided that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Preferred Stock to be redeemed except as to the Holder or Holders to whom the Company has failed to give said notice or except as to the Holder or Holders whose notice was defective. The Redemption Notice shall state:

(1) whether the redemption is pursuant to subparagraph (e)(i)(A), (e)(i)(B) or (e)(ii) hereof;

(2) the redemption price;

(3) whether all or less than all the outstanding shares of the Preferred Stock are to be redeemed and the total number of shares of the Preferred Stock being redeemed;

(4) the number of shares of Preferred Stock held, as of the appropriate record date, by the Holder that the Company intends to redeem;

(5) the date fixed for redemption;

(6) that the Holder is to surrender to the Company, at the place or places where certificates for shares of Preferred Stock are to be surrendered for redemption, in the manner and at the price designated, its certificate or certificates representing the shares of Preferred Stock to be redeemed; and

(7) that dividends on the shares of the Preferred Stock to be redeemed shall cease to accrue on such Redemption Date unless the Company defaults in the payment of the redemption price.

      (B) Each Holder of Preferred Stock shall surrender the certificate or certificates representing such shares of Preferred Stock to the Company, duly endorsed, in the manner and at the place designated in the Redemption Notice and on the Redemption Date. The full redemption price for such shares of Preferred Stock shall be payable in cash to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

      (C) Unless the Company defaults in the payment in full of the applicable redemption price, dividends on the Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and the Holders of such redeemed shares shall cease to have any further rights with respect thereto from and after the Redemption Date, other than the right to receive the redemption price, without interest.

(f) Voting Rights. The Holders of shares of the Preferred Stock, except as otherwise required under Oklahoma law, shall not be entitled or permitted to vote on any general corporate matters.

(g) Exchange. (i) Requirements. (A) The Company may, at the sole option of the Board of Directors (subject to the legal availability of funds therefor), exchange all, but not less than all, of the outstanding Preferred Stock, including any Preferred Stock issued as payment for dividends, into Exchange Debentures, subject to the conditions set forth in this subparagraph (g)(i)(A). In order to effect such exchange, the Company shall (a) if necessary to satisfy the condition set forth in clause (II) of this subparagraph (g)(i)(A) based upon the written advice of counsel to the Company, file a registration statement with the Commission relating to the exchange, and (b) if a registration statement is filed with the Commission pursuant to clause (a), use its best efforts to cause such registration statement to be declared effective as soon as practicable by the Commission unless the opinion referred to in clause (II) of this subparagraph (g)(i)(A) shall have been subsequently delivered. In order to effectuate such exchange, the Company shall send a written notice (the “Exchange Notice”) of exchange by mail to each Holder of record of shares of Preferred Stock, which notice shall state: (v) that the Company is exchanging the Preferred Stock into Exchange Debentures pursuant to this Certificate of Designation; (w) the date fixed for exchange (the “Exchange Date”), which date shall not be less than 15 days nor more than 60 days following the date on which the Exchange Notice is mailed (except as provided in the last sentence of this subparagraph (g)(i)(A)); (x) that the Holder is to surrender to the Company, at the place or places where certificates for shares of Preferred Stock are to be surrendered for exchange, in the manner designated in the Exchange Notice, such Holder s certificate or certificates representing the shares of Preferred Stock to be exchanged; (y) that dividends on the shares of Preferred Stock to be exchanged shall cease to accrue on the Exchange Date whether or not certificates for shares of Preferred Stock are surrendered for exchange on the Exchange Date unless the Company shall default in the delivery of Exchange Debentures; and (z) that interest on the Exchange Debentures shall accrue from the Exchange Date whether or not certificates for shares of Preferred Stock are surrendered for exchange on the Exchange Date. On the Exchange Date, if the conditions set forth in clauses (I) through (VI) of this subparagraph (g)(i)(A) are satisfied and the exchange is permitted under the Company s then outstanding indebtedness, the Company shall issue Exchange Debentures in exchange for the Preferred Stock as provided in subparagraph (g)(ii)(A), provided that on the Exchange Date: (I) there shall be legally available funds sufficient therefor (including, without limitation, legally available funds sufficient therefor under Title 18, Sections 1032(B) and 1041 (or any successor provisions) of the Oklahoma General Corporation Act); (II) either (x) a registration statement relating to the Exchange Debentures shall have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) prior to such exchange and shall continue to be in effect on the Exchange Date or (y) (i) the Company shall have obtained a written opinion of counsel that an exemption from the registration requirements of the Securities Act is available for such exchange and that upon receipt of such Exchange Debentures pursuant to such exchange made in accordance with such exemption, each Holder that is not an Affiliate of the Company will not be subject to any restrictions imposed by the Securities Act upon the resale thereof and (ii) such exemption is relied upon by the Company for such exchange; (III) the Exchange Indenture shall have been duly executed by the Company and the trustee thereunder (the “Trustee”) with irrevocable instructions to authenticate the Exchange Debentures necessary for such exchange, (IV) the Exchange Indenture and the Trustee shall have been qualified under the Trust Indenture Act of 1939, as amended; (V) immediately after giving effect to such exchange, no Default or Event of Default (each as defined in the Exchange Indenture) would exist under the Exchange Indenture; and (VI) the Company shall have delivered to the Trustee a written opinion of counsel, dated the date of the exchange, regarding the satisfaction of the conditions set forth in clauses (I), (II), (III) and (IV). In the event that the issuance of the Exchange Debentures is not permitted on the Exchange Date or any of the conditions set forth in clauses (I) through (VI) of the preceding sentence are not satisfied on the Exchange Date, the Company shall use its best efforts to satisfy such conditions and effect such exchange as soon as practicable.

      (B) Upon any exchange pursuant to subparagraph (g)(i)(A) hereof, the Holders of outstanding Preferred Stock shall be entitled to receive a principal amount of Exchange Debentures for Preferred Stock, the liquidation preference of which, plus the amount of accumulated and unpaid dividends (including a prorated dividend for the period from the immediately preceding Dividend Payment Date to the Exchange Date) with respect to which, equals such principal amount; provided that the Company at its option may pay cash for any or all accrued and unpaid dividends in lieu of issuing Exchange Debentures in respect of such dividends and provided further that the Company may, at the sole option of the Board of Directors, subject to the restrictions in the Senior Note Indenture, the DOC Facility Agreement, the DCOC Facility Agreement and any of its other then-existing indebtedness, pay cash in lieu of issuing an Exchange Debenture in a principal amount less than $1,000.

(ii) Procedure for Exchange. (A) On or before the Exchange Date, each Holder of Preferred Stock shall surrender the certificate or certificates representing such shares of Preferred Stock, in the manner and at the place designated in the Exchange Notice. The Company shall cause the Exchange Debentures to be executed on the Exchange Date and, upon surrender in accordance with the Exchange Notice of the certificates for any shares of Preferred Stock so exchanged (properly endorsed or assigned for transfer, if the notice shall so state), such shares shall be exchanged by the Company into Exchange Debentures. The Company shall pay interest on the Exchange Debentures at the rate and on the dates described in the Memorandum.

      (B) If notice has been mailed as aforesaid, and if before the Exchange Date (1) the Exchange Indenture shall have been duly executed and delivered by the Company and the Trustee and (2) all Exchange Debentures necessary for such exchange shall have been duly executed by the Company and delivered to the Trustee with irrevocable instructions to authenticate the Exchange Debentures necessary for such exchange, then dividends will cease to accrue on the Preferred Stock on and after the Exchange Date and the rights of the Holders of the Preferred Stock as stockholders of the Company shall cease on and after the Exchange Date (except the right to receive Exchange Debentures, an amount in cash, to the extent applicable, equal to the accrued and unpaid dividends to the Exchange Date, and, if the Company so elects, cash in lieu of any Exchange Debenture which is in an amount that is less than $1,000), and the Person or Persons entitled to receive the Exchange Debentures issuable upon exchange shall be treated for all purposes as the registered Holder or Holders of such Exchange Debentures as of the Exchange Date.

(h) [Reserved].

(i) Conversion or Exchange. The Holders of shares of Preferred Stock shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of Capital Stock of the Company.

(j) Preemptive Rights. No shares of Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

(k) Reissuance of Preferred Stock. Shares of Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, shall (upon compliance with any applicable provisions of the laws of Oklahoma) have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company, provided that any issuance of such shares as Preferred Stock must be in compliance with the terms hereof.

(l) Business Day. If any payment, redemption or exchange shall be required by the terms hereof to be made on a day that is not a Business Day, such payment, redemption or exchange shall be made on the immediately succeeding Business Day.

(m) [Reserved].

(n) Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Board Resolution” means a copy of a resolution, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Transfer Agent.

      “Business Day” means any day except a Saturday or Sunday or other day on which commercial banks in The City of New York are required or authorized by law or other governmental action to be closed.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Issue Date, including, without limitation, all Common Stock and Preferred Shares.

      “Class A Common Stock” means the Class A Common Stock, par value $.001 per share, of the Company.

      “Class A Preferred Stock” means the Class A Non-Voting, Non-Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class D Preferred Stock” means the Class D 15% Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class E Preferred Stock” means the Class E Preferred Stock, par value $1.00 per share, of the Company.

      “Class F Preferred Stock” means the Class F 16% Preferred Stock, par value $1.00 per share, of the Company.

      “Class G Preferred Stock” means the Class G 16% Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class H Preferred Stock” means the Class H Preferred Stock, par value $1.00 per share, of the Company.

      “Closing Date” means January 22, 1998.

      “Commission” means the Securities and Exchange Commission.

      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s equity, other than Preferred Shares of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Common Stock.

      “Credit Facilities” means the DOC Facility and the DCOC Facility.

      “DCOC” means Dobson Cellular Operations Company.

      “DCOC Facility” means the $120 million and $80 million credit facilities created and established by DCOC Facility Agreement.

      “DCOC Facility Agreement” means the agreement among DCOC, NationsBank of Texas, N.A., First Union National Bank and Toronto Dominion (Texas), Inc., each dated as of March 25, 1998, establishing the DCOC Facility, together with all other agreements, instruments, and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreement, other agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Dobson/ Sygnet” means Dobson/ Sygnet Communications Company.

      “Dobson/ Sygnet Indenture” means the Indenture dated as of December 23, 1998 between Dobson/ Sygnet and United States Trust Company of New York, relating to the Dobson/ Sygnet Notes, as such indenture may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Dividend Payment Date” means January 15, April 15, July 15 and October 15 of each year.

      “Dividend Period” means the dividend period commencing on each January 15, April 15, July 15 and October 15 and ending on the day before the following Dividend Payment Date; provided, however, that the first such Dividend Period shall commence on the Issue Date.

      “Dobson Wireline” means Dobson Wireline Company.

      “Dobson/ Sygnet Notes” means the 12 1/4% Senior Notes due 2008 to be issued by Dobson/ Sygnet under the Dobson/ Sygnet Indenture.

      “DOC Facility” means that certain credit facility created and established by the DOC Facility Agreement.

      “DOC Facility Agreement” means the Third Amended and Restated Credit Agreement among Dobson Operating Company, Corestates Bank, N.A., Toronto Dominion (Texas), Inc. and NationsBank of Texas, N.A., dated as of March 25, 1998, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Exchange Debentures” means the Company’s Senior Subordinated Debentures due 2008 issued pursuant to the Exchange Indenture.

      “Exchange Indenture” means the indenture for the Exchange Debentures, the terms of which may be modified to the extent the corresponding terms in the Preferred Stock have been modified in accordance with this Certificate of Designation.

      “Holder” means a holder of shares of Preferred Stock.

      “Issue Date” means the date on which the Preferred Stock was originally issued.

      “Memorandum” means the offering memorandum dated December 16, 1998 in connection with the offering of the Preferred Stock.

      “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Preferred Shares” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Issue Date, including, without limitation, the Preferred Stock and all other series and classes of such preferred stock or preference stock.

      “Preferred Stock Exchange Offer” means each registered offer to exchange the Preferred Stock for Exchange Preferred Stock.

      “Redemption Date” with respect to any shares of Preferred Stock, means the date on which such shares of Preferred Stock are redeemed by the Company.

      “Senior Exchange Debentures” means the Company’s 12 1/4% Senior Subordinated Debentures due 2008 which may be issue by the Company.

      “Senior Note Indenture” means the Indenture dated as of February 28, 1997 between the Company and United States Trust Company of New York, relating to the Senior Notes, as such indenture may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Senior Notes” means the 11 3/4% Senior Notes due 2007 issued by the Company under the Senior Note Indenture.

      “Senior Preferred Stock” means the Company’s 12 1/4% Senior Exchangeable Preferred.

      “Transfer Agent” means UMB Bank, N.A.

(o) Transfer and Legending of Shares. (i) No transfer of shares of the Preferred Stock shall be effective until such transfer is registered on the books of the Company. Until registered under the Securities Act, the expiration of the time period referred to in Rule 144(k) (as then in effect) under the Securities Act from the Issue Date, or the Company and the Holder of such shares otherwise agree, all shares of Preferred Stock other than the Exchange Preferred Stock shall bear the following legend:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY) (THE “RESALE RESTRICTION TERMINATION DATE”) ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF SUBPARAGRAPH (a)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL “ACCREDITED INVESTOR,” FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRANSFER AGENT’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (i) PURSUANT TO CLAUSE (E) OR (F) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (ii) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRANSFER AGENT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF A HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

(ii) The Transfer Agent shall refuse to register any attempted transfer of shares of Original Preferred Stock not in compliance with this paragraph (o).

(iii) At any time after 40 days following the Issue Date, upon receipt by the Transfer Agent and the Company of a certificate substantially in the form of Exhibit A hereto, the Transfer Agent shall authenticate and deliver one or more shares of unlegended Preferred Stock in the place of the legended Preferred Stock.

(iv) In connection with proposed transfers of Original Preferred Stock described in Exhibit B or Exhibit C, the Transfer Agent or the Company may require the transferor or transferee, as the case may be, to deliver the appropriate letter attached hereto as Exhibits B or C. Each Holder of Original

Preferred Stock shall notify the Company or the Transfer Agent in the event of any transfer by such Holder of any shares of Original Preferred Stock to a foreign transferee.

      IN WITNESS WHEREOF, Dobson Communications Corporation has caused this Amended and Restated Certificate of Designation to be executed in its corporate name by Ronald L. Ripley, its Vice President, and attested by Trent LeForce, its Assistant Secretary, this                      day of February 2005.

DOBSON COMMUNICATIONS CORPORATION

By:

Name: Ronald L. Ripley
Title: Vice President

Attest:

By:

Name: Trent LeForce

Title:	Assistant Secretary

[corporate seal]

EXHIBIT A

Form of Certificate as to

Completion of Distribution and
Termination of Restricted Period

                    ,

United States Trust Company of New York

114 W. 47th Street
New York, NY 10036-1532

Attention: Corporate Trust Department

Re:	Dobson Communications Corporation

(the “Company”) Senior Exchangeable
Preferred Stock (the “Securities”)

Dear Ladies and Gentlemen:

      This letter relates to                      shares of Securities represented by the attached Certificate (the “Legended Certificate”) which bears a legend outlining restrictions upon transfer of such Legended Certificate. Pursuant to paragraph (o) of the Certificate of Designation (the “Certificate of Designation”) filed with the Secretary of State of the State of Oklahoma on December 23, 1998 relating to the Securities, we hereby certify that we are a person outside the United States to whom the Securities could be transferred in accordance with Rule 904 of Regulation S promulgated under the U.S. Securities Act of 1933, as amended. Accordingly, you are hereby requested to exchange the Legended Certificate for an unlegended certificate representing an identical number of shares of Securities, all in the manner provided for in the Certificate of Designation.

      You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By:

Authorized Signature

EXHIBIT B

Form of Certificate to Be

Delivered in Connection with
Transfers to Non-QIB Accredited Investors

                    ,

United States Trust Company of New York

114 W. 47th Street
New York, NY 10036-1532

Attention: Corporate Trust Department

Re:	Dobson Communications Corporation

(the “Company”) Senior Exchangeable
Preferred Stock (the “Securities”)

Dear Ladies and Gentlemen:

      In connection with our proposed purchase of                     shares of the Securities, we confirm that:

1. We understand that any subsequent transfer of the Securities is subject to certain restrictions and conditions set forth in the Certificate of Designation relating to the Securities (the “Certificate of Designation”) and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Securities except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Securities have not been registered under the Securities Act, and that the Securities may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Securities, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) inside the United States to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes to you a signed letter substantially in the form of this letter and, if such transfer is in respect of Securities having an aggregate liquidation preference at the time of transfer of less than $100,000, an opinion of counsel acceptable to the Company that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Securities from us a notice advising such purchaser that resales of the Securities are restricted as stated herein.

3. We understand that, on any proposed resale of any Securities, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Securities purchased by us will bear a legend to the effect set out in paragraph 2.

4. We are an institutional “accredited investor” and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Securities, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Securities purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

6. We are not acquiring the Securities with a view to a distribution thereof or with any present intention of offering or selling any of the Securities, except as permitted above; provided that the disposition of our property and property of our accounts for which we are acting as fiduciary will remain at all times within our control.

      You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Holder]

By:

Authorized Signature

EXHIBIT C

Form of Certificate to Be Delivered

in Connection with Transfers
Pursuant to Regulation S

                    ,

United States Trust Company of New York

114 W. 47th Street
New York, NY 10036-1532

Attention: Corporate Trust Department

Re:	Dobson Communications Corporation

(the “Company”) Senior Exchangeable
Preferred Stock (the “Securities”)

Dear Ladies and Gentlemen:

      In connection with our proposed sale of                      shares of the Securities, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1) the offer of the Securities was not made to a person in the United States;

(2) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

      You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By:

Authorized Signature

Annex B — Form of Amended and Restated

Certificate of Designation for 13% Preferred Stock

DOBSON COMMUNICATIONS CORPORATION

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF THE POWERS,

PREFERENCES AND RELATIVE, PARTICIPATING,
OPTIONAL AND OTHER SPECIAL RIGHTS
OF 13% SENIOR EXCHANGEABLE
PREFERRED STOCK DUE 2009 AND QUALIFICATIONS,
LIMITATIONS AND RESTRICTIONS THEREOF

Pursuant to Title 18, Section 1032(G) of the

General Corporation Act of the State of Oklahoma

      Dobson Communications Corporation, a corporation organized and existing under the General Corporation Act of the State of Oklahoma (the “Company”), does hereby certify that, pursuant to authority conferred upon the board of directors of the Company (or any committee of such board of directors, the “Board of Directors”) by its Amended and Restated Certificate of Incorporation, as amended (hereinafter referred to as the “Certificate of Incorporation”), and pursuant to the provisions of Title 18, Section 1032(G) of the General Corporation Act of the State of Oklahoma, said Board of Directors with full power and authority to act on behalf of the Board of Directors, acting by written consent dated February [     ], 2005, duly approved and adopted the following resolution, which resolution has been approved by the Holders (as defined below) of a majority of the outstanding shares of 13% Senior Exchangeable Preferred Stock (as defined below) (the “Resolution”):

      WHEREAS, (i) pursuant to the authority vested in the Board of Directors by the Company’s Certificate of Incorporation and (ii) by written consent dated April 29, 1999 (the “Prior Resolution”), the Board of Directors created, authorized and provided for the issue of 13% Senior Exchangeable Preferred Stock due 2009, par value $1.00 per share, with a liquidation preference of $1,000 per share, consisting of 500,000 shares, having the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof forth in the Certificate of Incorporation and in the Prior Resolution;

      WHEREAS, pursuant to the Prior Resolution, the Company issued shares of 13% Senior Exchangeable Preferred Stock;

      WHEREAS, the Company desires and has requested the Holders to consent to the execution and filing of this written consent dated February [     ], 2005 (the “Resolution”) for the purpose of amending and restating in its entirety the Prior Resolution to eliminate all voting rights, other than voting rights required by law, and substantially all of the covenants set forth in the Prior Resolution;

      WHEREAS, pursuant to a solicitation by the Company, consents to the amendments to the Prior Resolution, which will eliminate all voting rights, other than voting rights required by law, and substantially all of the covenants set forth in the Prior Resolution, pursuant to this Resolution, of Holders of at least a majority of the outstanding shares of 13% Senior Exchangeable Preferred Stock have been received;

      WHEREAS, all things necessary to make this Resolution a valid amendment and restatement of the Prior Resolution in its entirety;

      NOW THEREFORE, be it:

      RESOLVED, that, pursuant to the authority vested in the Board of Directors by the Company’s Certificate of Incorporation, the Board of Directors does hereby amend and restate the Prior Resolution in its entirety and authorizes and provides that the 13% Senior Exchangeable Preferred Stock, par value

$1.00 per share, with a liquidation preference of $1,000 per share, consisting of 394,297 shares, shall have the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof that are set forth in the Certificate of Incorporation and in this Resolution as follows (the terms used herein, unless otherwise defined herein, are used herein as defined in paragraph (n) hereof):

      (a)     Designation. There is hereby created out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “13% Senior Exchangeable Preferred Stock due 2009” (the “Senior Exchangeable Preferred Stock”). The number of shares constituting such series shall be 394,297 shares of 13% Senior Exchangeable Preferred Stock due 2009 (the “Preferred Stock”). The liquidation preference of the Preferred Stock shall be $1,000 per share.

      (b)     Rank. The Preferred Stock shall, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, rank (i) senior to all classes of Common Stock of the Company, the Class A Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock, the Class F Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and to each other class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on parity with the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to herein, together with all classes of common stock of the Company, as the “Junior Securities”); (ii) subject to certain conditions, equally with the Senior Preferred Stock and with any class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as “Parity Securities”); and (iii) subject to certain conditions, junior to each class of capital stock or series of preferred stock hereafter created by the Board of Directors, the terms of which have been approved by the Holders of the Preferred Stock in accordance with subparagraph (f)(ii) hereof and which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as “Senior Securities”).

      (c)     Dividends. (i) Beginning on the Issue Date, the Holders of the outstanding shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on each share of Preferred Stock at a rate per annum equal to 13% of the liquidation preference per share, payable quarterly. All dividends shall accrue, whether or not earned or declared, on a daily basis from the Issue Date and shall be payable quarterly in arrears each Dividend Payment Date, commencing on the first Dividend Payment Date after the Issue Date. On and before May 1, 2004, the Company may pay dividends, at its option, in cash or in additional fully paid and nonassessable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. Dividends paid in additional shares of Preferred Stock will be calculated and paid to registered holders to the nearest whole share. After May 1, 2004, dividends may be paid only in cash. If any dividend (or portion thereof) payable on any Dividend Payment Date after May 1, 2004, is not declared or paid in full in cash (or on or prior to May 1, 2004, in cash or Preferred Stock) on such Dividend Payment Date, the amount of accrued and unpaid dividends will accumulate and bear interest at the dividend rate on the Preferred Stock, compounding quarterly, until declared and paid in full. Each distribution in the form of a dividend (whether in cash or in additional shares of Preferred Stock) shall be payable to Holders of record as they appear on the stock books of the Company on such record date, not less than 10 nor more than 60 days preceding the relevant Dividend Payment Date, as shall be fixed by the Board of Directors. Dividends shall cease to accumulate in respect of shares of the Preferred Stock on the Exchange Date (as defined in paragraph (g)(i)(A) hereof) or on the date of their earlier redemption unless the Company shall have failed to issue the appropriate aggregate principal amount of Exchange Debentures in respect of the Preferred Stock on the Exchange Date or shall have failed to pay the relevant redemption price on the date fixed for redemption.

(ii) [Reserved].

(iii) All dividends paid with respect to shares of the Preferred Stock pursuant to paragraph (c)(i) hereof shall be paid pro rata to the Holders entitled thereto.

(iv) Dividends that are in arrears and unpaid for any past Dividend Period and dividends in connection with any optional redemption pursuant to paragraph (e)(i) hereof may be declared and paid at any time, without reference to any regular Dividend Payment Date, to Holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by the Board of Directors.

(v) [Reserved].

(vi) (A) Holders of shares of Preferred Stock shall be entitled to receive the dividends provided for in paragraph (c)(i) hereof in preference to and in priority over any dividends upon any of the Junior Securities.

(B) So long as any shares of Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend on any of the Junior Securities (other than distributions or dividends in Junior Securities to the holders of Junior Securities) unless full cumulative dividends determined in accordance herewith have been paid in full on the Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such dividends on such Junior Securities.

(vi) Dividends payable on shares of the Preferred Stock for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which dividends are payable. If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day.

      (d)     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, Holders of Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, $1,000 per share of Preferred Stock, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for liquidation, dissolution or winding-up), before any payment shall be made on or any assets distributed to the holders of any of the Junior Securities, including, without limitation, the Class A Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock, the Class F Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and the Common Stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Preferred Stock and all other Parity Securities are not paid in full, the holders of the Preferred Stock and the Parity Securities shall share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference and accumulated and unpaid dividends to which each is entitled. After payment of the full amount of the liquidation preferences and accumulated and unpaid dividends to which they are entitled, the Holders of Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company. However, a merger, consolidation or sale, of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding-up of the Company.

      (e)     Redemption. (i) Optional Redemption. (A) The Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and the legal availability of funds therefor) at any time on or after May 1, 2004, at the Company’s option, in whole or in part, in the manner provided in subparagraph (e)(iii), at the redemption prices (expressed as a percentage of the liquidation preference thereof) set forth below, plus an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, but subject to the right of Holders of

Preferred Stock on a record date to receive dividends on a Dividend Payment Date), if redeemed during the 12-month period beginning May 1 of each of the years set forth below:

Year	Percentage

2004	106.500
2005	104.333
2006	102.167
2007 and thereafter	100.000%

provided that no optional redemption pursuant to this subparagraph (e)(i)(A) shall be authorized or made unless prior thereto full unpaid cumulative dividends for all Dividend Periods terminating on or prior to the Redemption Date, and for an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, subject to the rights of Holders of Preferred Stock on a record date to receive dividends on a Dividend Payment Date, shall have been, or immediately prior to the Redemption Date are, declared and paid in cash or declared and a sum set apart sufficient for such cash payment on the Redemption Date on the outstanding shares of such Preferred Stock.

(B) In addition, on or prior to May 1, 2002, the Company may redeem Preferred Stock having an aggregate liquidation preference of up to 35% of the aggregate liquidation preference of all Preferred Stock originally issued on the Issue Date, at a redemption price equal to 113% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, but subject to the right of Holders of Preferred Stock on a record date to receive dividends due on a Dividend Payment Date), with the proceeds of any sale of its Common Stock; provided that such Redemption Date occurs within 180 days after consummation of such sale and at least 65% aggregate liquidation preference of Preferred Stock originally issued remains outstanding after each such redemption, and provided further that no optional redemption pursuant to this subparagraph (e)(i)(B) shall be authorized or made unless prior thereto full unpaid cumulative dividends for all Dividend Periods terminating on or prior to the Redemption Date and for an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date, subject to the right of Holders of Preferred Stock on a record date to receive dividends on a Dividend Payment Date, shall have been, or immediately prior to the Redemption Date are, declared and paid in full in cash or declared and a sum set apart sufficient for such payment in full in cash on the Redemption Date on the outstanding shares of the Preferred Stock.

(C) In the event of a redemption pursuant to paragraph (e)(i) hereof of only a portion of the then outstanding shares of the Preferred Stock, the Company shall effect such redemption as it determines, pro rata according to the number of shares held by each Holder of Preferred Stock, provided that the Company may redeem such shares held by any Holder of fewer than 100 shares of Preferred Stock without regard to such pro rata redemption requirement, or by lot, in each case, as may be determined by the Company in its sole discretion.

(ii) Mandatory Redemption. On May 1, 2009, the Company shall redeem from any source of funds legally available therefor, in the manner provided in paragraph (e)(iii) hereof, all of the shares of the Preferred Stock then outstanding at a redemption price equal to 100% of the liquidation preference per share, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date).

(iii) Procedures for Redemption. (A) At least 30 days and not more than 60 days prior to the date fixed for any redemption of the Preferred Stock, written notice (the “Redemption Notice”) shall be given by first-class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption of the Preferred Stock at such Holder’s address as the same appears on the stock register of the Company, provided that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Preferred Stock to be redeemed except as to the Holder or Holders to whom the Company has failed to give said notice or except as to the Holder or Holders whose notice was defective. The Redemption Notice shall state:

(1) whether the redemption is pursuant to subparagraph (e)(i)(A), (e)(i)(B) or (e)(ii) hereof;

(2) the redemption price;

(3) whether all or less than all the outstanding shares of the Preferred Stock are to be redeemed and the total number of shares of the Preferred Stock being redeemed;

(4) the number of shares of Preferred Stock held, as of the appropriate record date, by the Holder that the Company intends to redeem;

(5) the date fixed for redemption;

(6) that the Holder is to surrender to the Company, at the place or places where certificates for shares of Preferred Stock are to be surrendered for redemption, in the manner and at the price designated, its certificate or certificates representing the shares of Preferred Stock to be redeemed; and

(7) that dividends on the shares of the Preferred Stock to be redeemed shall cease to accrue on such Redemption Date unless the Company defaults in the payment of the redemption price.

(B) Each Holder of Preferred Stock shall surrender the certificate or certificates representing such shares of Preferred Stock to the Company, duly endorsed, in the manner and at the place designated in the Redemption Notice and on the Redemption Date. The full redemption price for such shares of Preferred Stock shall be payable in cash to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(C) Unless the Company defaults in the payment in full of the applicable redemption price, dividends on the Preferred Stock called for redemption shall cease to accrue on the Redemption Date, and the Holders of such redeemed shares shall cease to have any further rights with respect thereto from and after the Redemption Date, other than the right to receive the redemption price, without interest.

      (f)     Voting Rights. The Holders of shares of the Preferred Stock, except as otherwise required under Oklahoma law, shall not be entitled or permitted to vote on any general corporate matters.

      (g)     Exchange. (i) Requirements. (A) The Company may, at the sole option of the Board of Directors (subject to the legal availability of funds therefor), exchange all, but not less than all, of the outstanding Preferred Stock, including any Preferred Stock issued as payment for dividends, into Exchange Debentures, subject to the conditions set forth in this subparagraph (g)(i)(A). In order to effect such exchange, the Company shall (a) if necessary to satisfy the condition set forth in clause (II) of this subparagraph (g)(i)(A) based upon the written advice of counsel to the Company, file a registration statement with the Commission relating to the exchange, and (b) if a registration statement is filed with the Commission pursuant to clause (a), use its best efforts to cause such registration statement to be declared effective as soon as practicable by the Commission unless the opinion referred to in clause (II) of this subparagraph (g)(i)(A) shall have been subsequently delivered. In order to effectuate such exchange, the Company shall send a written notice (the “Exchange Notice”) of exchange by mail to each Holder of record of shares of Preferred Stock, which notice shall state: (v) that the Company is exchanging the

Preferred Stock into Exchange Debentures pursuant to this Certificate of Designation; (w) the date fixed for exchange (the “Exchange Date”), which date shall not be less than 15 days nor more than 60 days following the date on which the Exchange Notice is mailed (except as provided in the last sentence of this subparagraph (g)(i)(A)); (x) that the Holder is to surrender to the Company, at the place or places where certificates for shares of Preferred Stock are to be surrendered for exchange, in the manner designated in the Exchange Notice, such Holder’s certificate or certificates representing the shares of Preferred Stock to be exchanged; (y) that dividends on the shares of Preferred Stock to be exchanged shall cease to accrue on the Exchange Date whether or not certificates for shares of Preferred Stock are surrendered for exchange on the Exchange Date unless the Company shall default in the delivery of Exchange Debentures; and (z) that interest on the Exchange Debentures shall accrue from the Exchange Date whether or not certificates for shares of Preferred Stock are surrendered for exchange on the Exchange Date. On the Exchange Date, if the conditions set forth in clauses (I) through (VI) of this subparagraph (g)(i)(A) are satisfied and the exchange is permitted under the Company’s then outstanding indebtedness, the Company shall issue Exchange Debentures in exchange for the Preferred Stock as provided in subparagraph (g)(ii)(A), provided that on the Exchange Date: (I) there shall be legally available funds sufficient therefor (including, without limitation, legally available funds sufficient therefor under Title 18, Sections 1032(B) and 1041 (or any successor provisions) of the Oklahoma General Corporation Act); (II) either (x) a registration statement relating to the Exchange Debentures shall have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) prior to such exchange and shall continue to be in effect on the Exchange Date or (y)(i) the Company shall have obtained a written opinion of counsel that an exemption from the registration requirements of the Securities Act is available for such exchange and that upon receipt of such Exchange Debentures pursuant to such exchange made in accordance with such exemption, each Holder that is not an Affiliate of the Company will not be subject to any restrictions imposed by the Securities Act upon the resale thereof and (ii) such exemption is relied upon by the Company for such exchange; (III) the Exchange Indenture shall have been duly executed by the Company and the trustee thereunder (the “Trustee”) with irrevocable instructions to authenticate the Exchange Debentures necessary for such exchange, (IV) the Exchange Indenture and the Trustee shall have been qualified under the Trust Indenture Act of 1939, as amended; (V) immediately after giving effect to such exchange, no Default or Event of Default (each as defined in the Exchange Indenture) would exist under the Exchange Indenture; and (VI) the Company shall have delivered to the Trustee a written opinion of counsel, dated the date of the exchange, regarding the satisfaction of the conditions set forth in clauses (I), (II), (III) and (IV). In the event that the issuance of the Exchange Debentures is not permitted on the Exchange Date or any of the conditions set forth in clauses (I) through (VI) of the preceding sentence are not satisfied on the Exchange Date, the Company shall use its best efforts to satisfy such conditions and effect such exchange as soon as practicable.

(B) Upon any exchange pursuant to subparagraph (g)(i)(A) hereof, the Holders of outstanding Preferred Stock shall be entitled to receive a principal amount of Exchange Debentures for Preferred Stock, the liquidation preference of which, plus the amount of accumulated and unpaid dividends (including a prorated dividend for the period from the immediately preceding Dividend Payment Date to the Exchange Date) with respect to which, equals such principal amount; provided that the Company at its option may pay cash for any or all accrued and unpaid dividends in lieu of issuing Exchange Debentures in respect of such dividends and provided further that the Company may, at the sole option of the Board of Directors, subject to the restrictions in the Senior Note Indenture, the Credit Facilities and any of its other then-existing indebtedness, pay cash in lieu of issuing an Exchange Debenture in a principal amount less than $1,000.

(ii) Procedure for Exchange. (A) On or before the Exchange Date, each Holder of Preferred Stock shall surrender the certificate or certificates representing such shares of Preferred Stock, in the manner and at the place designated in the Exchange Notice. The Company shall cause the Exchange Debentures to be executed on the Exchange Date and, upon surrender in accordance with the Exchange Notice of the certificates for any shares of Preferred Stock so exchanged (properly endorsed or assigned for transfer, if the notice shall so state), such shares shall be exchanged by the Company into Exchange Debentures. The Company shall pay interest on the Exchange Debentures at the rate and on the dates described in the Memorandum.

(B) If notice has been mailed as aforesaid, and if before the Exchange Date (1) the Exchange Indenture shall have been duly executed and delivered by the Company and the Trustee and (2) all Exchange Debentures necessary for such exchange shall have been duly executed by the Company and delivered to the Trustee with irrevocable instructions to authenticate the Exchange Debentures necessary for such exchange, then dividends will cease to accrue on the Preferred Stock on and after the Exchange Date and the rights of the Holders of the Preferred Stock as stockholders of the Company shall cease on and after the Exchange Date (except the right to receive Exchange Debentures, an amount in cash, to the extent applicable, equal to the accrued and unpaid dividends to the Exchange Date, and, if the Company so elects, cash in lieu of any Exchange Debenture which is in an amount that is less than $1,000), and the Person or Persons entitled to receive the Exchange Debentures issuable upon exchange shall be treated for all purposes as the registered Holder or Holders of such Exchange Debentures as of the Exchange Date.

      (h)     [Reserved]

      (i)     Conversion or Exchange. The Holders of shares of Preferred Stock shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of Capital Stock of the Company.

      (j)     Preemptive Rights. No shares of Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

      (k)     Reissuance of Preferred Stock. Shares of Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, shall (upon compliance with any applicable provisions of the laws of Oklahoma) have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company, provided that any issuance of such shares as Preferred Stock must be in compliance with the terms hereof.

      (l)     Business Day. If any payment, redemption or exchange shall be required by the terms hereof to be made on a day that is not a Business Day, such payment, redemption or exchange shall be made on the immediately succeeding Business Day.

      (m)     [Reserved].

      (n)     Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Board Resolution” means a copy of a resolution, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Transfer Agent.

      “Business Day” means any day except a Saturday or Sunday or other day on which commercial banks in The City of New York are required or authorized by law or other governmental action to be closed.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Issue Date, including, without limitation, all Common Stock and Preferred Shares.

      “Class A Common Stock” means the Class A Common Stock, par value $.001 per share, of the Company.

      “Class A Preferred Stock” means the Class A Non-Voting, Non-Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class D Preferred Stock” means the Class D 15% Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class E Preferred Stock” means the Class E Preferred Stock, par value $1.00 per share, of the Company.

      “Class F Preferred Stock” means the Class F 16% Preferred Stock, par value $1.00 per share, of the Company.

      “Class G Preferred Stock” means the Class G 16% Convertible Preferred Stock, par value $1.00 per share, of the Company.

      “Class H Preferred Stock” means the Class H Preferred Stock, par value $1.00 per share, of the Company.

      “Commission” means the Securities and Exchange Commission.

      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s equity, other than Preferred Shares of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Common Stock.

      “Credit Facilities” means the DOC Facility and the DCOC Facility and the Dobson/ Sygnet Facility.

      “DCOC” means Dobson Cellular Operations Company.

      “DCOC Facility” means the credit facilities created and established by the DCOC Facility Agreement.

      “DCOC Facility Agreement” means the agreement among DCOC, NationsBank of Texas, N.A., First Union National Bank and Toronto Dominion (Texas), Inc., dated as of March 25, 1998, establishing the DCOC Facility, together with all other agreements, instruments, and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreement, other agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Dividend Payment Date” means February 1, May 1, August 1 and November 1 of each year.

      “Dividend Period” means the dividend period commencing on each February 1, May 1, August 1 and November 1 and ending on the day before the following Dividend Payment Date; provided, however, that the first such Dividend Period shall commence on the Issue Date.

      “Dobson/ Sygnet” means Dobson/ Sygnet Communications Company.

      “Dobson/ Sygnet Facility” means that certain credit facility established by the Dobson/ Sygnet Facility Agreement.

      “Dobson/ Sygnet Facility Agreement” means the Credit Agreement dated as of December 23, 1998, among Dobson/ Sygnet and NationsBank, N.A., together with all other agreements, instruments and documents, executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Dobson/ Sygnet Notes” means the 12 1/4% Senior Notes due 2008 to be issued by Dobson/ Sygnet under the Dobson/ Sygnet Indenture.

      “DOC Facility” means that certain credit facility created and established by the DOC Facility Agreement.

      “DOC Facility Agreement” means the Third Amended and Restated Credit Agreement among Dobson Operating Company, Corestates Bank, N.A., Toronto Dominion (Texas), Inc. and NationsBank of Texas, N.A., dated as of March 25, 1998, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Exchange Debentures” means the Company’s 13% Senior Subordinated Debentures due 2009 issued pursuant to the Exchange Indenture in exchange for the Preferred Stock.

      “Exchange Indenture” means the indenture for the Exchange Debentures, the terms of which may be modified to the extent the corresponding terms in the Preferred Stock have been modified in accordance with this Certificate of Designation.

      “Holder” means a holder of shares of Preferred Stock.

      “Issue Date” means May 5, 1999.

      “Memorandum” means the offering memorandum dated April 29, 1999 in connection with the offering of the Preferred Stock.

      “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Preferred Shares” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Issue Date, including, without limitation, the Preferred Stock and all other series and classes of such preferred stock or preference stock.

      “Preferred Stock” means the Company’s 13% Senior Exchangeable Preferred Stock due 2009 issued by the Company, as further described in subparagraph (a).

      “Redemption Date” with respect to any shares of Preferred Stock, means the date on which such shares of Preferred Stock are redeemed by the Company.

      “Senior Exchangeable Preferred Stock” means the Company’s 13% Senior Exchangeable Preferred Stock due 2009.

      “Senior Note Indenture” means the Indenture dated as of February 28, 1997 between the Company and United States Trust Company of New York, relating to the Senior Notes, as such indenture may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

      “Senior Notes” means the 11 3/4% Senior Notes due 2007 issued by the Company under the Senior Note Indenture.

      “Senior Preferred Stock” means the Company’s 12 1/4% Senior Exchangeable Preferred Stock due 2008 issued by the Company on January 22, 1998 and the Company’s 12 1/4% Senior Exchangeable Preferred Stock due 2008 issued on December 23, 1998, including any Preferred Shares issued in exchange for any of the foregoing pursuant to the registration rights agreement entered into in connection with the offer and sale of the foregoing securities and all additional shares of the Company’s 12 1/4% Senior Exchangeable Preferred Stock due 2008 issued as the payment of dividends on any of the foregoing shares.

      “Transfer Agent” means UMB Bank, N.A.

      (o)     Transfer and Legending of Shares. (i) No transfer of shares of the Preferred Stock shall be effective until such transfer is registered on the books of the Company. Until registered under the Securities Act, the expiration of the time period referred to in Rule 144(k) (as then in effect) under the Securities Act from the Issue Date, or the Company and the Holder of such shares otherwise agree, all shares of Preferred Stock other than the Registered Preferred Stock and Additional Registered Preferred Stock (together with any dividends thereon paid in additional shares of Preferred Stock) (the Preferred Stock subject to this paragraph (o) being the “Restricted Preferred Stock”) shall bear the following legend:

      THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (SUBJECT TO THE DELIVERY OF SUCH EVIDENCE, IF ANY, REQUIRED UNDER THE CERTIFICATE OF DESIGNATION OR THE EXCHANGE INDENTURE, AS APPLICABLE, PURSUANT TO WHICH THIS SECURITY IS ISSUED) AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A OR ANOTHER EXEMPTION UNDER THE SECURITIES ACT. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF DOBSON COMMUNICATIONS CORPORATION THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1)(A) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 UNDER THE SECURITIES ACT OR (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), AS LONG AS THE REGISTRAR RECEIVES A CERTIFICATION OF THE TRANSFEROR AND AN OPINION OF COUNSEL THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (2) TO DOBSON COMMUNICATIONS CORPORATION OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL AND EACH SUBSEQUENT HOLDER IS REQUIRED TO NOTIFY ANY PURCHASER FROM IT OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTION SET FORTH IN (A) ABOVE.

(ii) The Transfer Agent shall refuse to register any attempted transfer of shares of Restricted Preferred Stock not in compliance with this paragraph (o).

(iii) In connection with proposed transfers of Restricted Preferred Stock described in Exhibit A or Exhibit B, the Transfer Agent or the Company may require the transferor or transferee, as the case may be, to deliver the appropriate letter attached hereto as Exhibits A or B. Each Holder of

Restricted Preferred Stock shall notify the Company or the Transfer Agent in the event of any transfer by such Holder of any shares of Restricted Preferred Stock to a foreign transferee.

      IN WITNESS WHEREOF, Dobson Communications Corporation has caused this Certificate of Designation to be executed in its corporate name by Ronald L. Ripley, its Vice President, and attested by Trent LeForce, its Assistant Secretary, this [     ] day of February, 2005.

DOBSON COMMUNICATIONS CORPORATION

By:

Name: Ronald L. Ripley
Title: Vice President

Attest:

By:

Name: Trent LeForce
Title: Assistant Secretary

[corporate seal]

EXHIBIT A

Form of Certificate to Be

Delivered in Connection with
Transfers to Non-QIB Accredited Investors

                    ,

United States Trust Company of New York

114 W. 47th Street
New York, NY 10036-1532

Attention: Corporate Trust Department

Re:	Dobson Communications Corporation (the “Company”)

                Senior Exchangeable Preferred Stock (the “Securities”)

Dear Ladies and Gentlemen:

      In connection with our proposed purchase of                      shares of the Securities, we confirm that:

1. We understand that any subsequent transfer of the Securities is subject to certain restrictions and conditions set forth in the Certificate of Designation relating to the Securities (the “Certificate of Designation”) and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Securities except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Securities have not been registered under the Securities Act, and that the Securities may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Securities, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) inside the United States to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes to you a signed letter substantially in the form of this letter and, if such transfer is in respect of Securities having an aggregate liquidation preference at the time of transfer of less than $100,000, an opinion of counsel acceptable to the Company that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Securities from us a notice advising such purchaser that resales of the Securities are restricted as stated herein.

3. We understand that, on any proposed resale of any Securities, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Securities purchased by us will bear a legend to the effect set out in paragraph 2.

4. We are an institutional “accredited investor” and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Securities, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Securities purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

6. We are not acquiring the Securities with a view to a distribution thereof or with any present intention of offering or selling any of the Securities, except as permitted above; provided that the disposition of our property and property of our accounts for which we are acting as fiduciary will remain at all times within our control.

      You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Holder]

By:

Authorized Signature

EXHIBIT B

Form of Certificate to Be Delivered

in Connection with Transfers
Pursuant to Regulation S

                    ,

United States Trust Company of New York

114 W. 47th Street
New York, NY 10036-1532

Attention: Corporate Trust Department

Re:	Dobson Communications Corporation (the “Company”)

                Senior Exchangeable Preferred Stock (the “Securities”)

Dear Ladies and Gentlemen:

      In connection with our proposed sale of                      shares of the Securities, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1) the offer of the Securities was not made to a person in the United States;

(2) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

      You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By:

Authorized Signature

The Exchange Agent for the Exchange Offer is:

UMB Bank, N.A.

928 Grand Boulevard
Kansas City, Missouri 64106
Call Toll-Free:
(800) 884-4225

      Questions or requests for assistance or additional copies of this prospectus and the letters of transmittal and consents may be directed to the information agent at its address and telephone number set forth below. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The Information Agent for the Exchange Offer is:

Bondholder Communications Group

Internet: www.Bondcom.com/ Dobson

New York	London

Bondholder Communications Group	Bondholder Communications Group
Attention: Dolly Cimarron	Attention: Dolly Cimarron
30 Broad Street, 46th Floor	Prince Rupert House, 3rd Floor
New York, New York 10004	64 Queen Street
Tel: 888-385-BOND (2885) Toll-Free	London EC4R 1AD
(212)809-2663	Tel: 44-(0)207-236-0788
Email: DCimarron@bondcom.com	Email: DCimarron@bondcom.com

      Questions regarding the terms of the offer may be directed to the dealer manager and solicitation agent.

The Dealer Manager and Solicitation Agent for the Exchange Offer is:

Houlihan Lokey Howard & Zukin Capital, Inc.

1930 Century Park West
Los Angeles, California 90067

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      As permitted by the Oklahoma General Corporation Act under which the Registrant is incorporated, the Registrant’s amended and restated certificate of incorporation provides for indemnification of each of the Registrant’s officers and directors against (a) expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been a director, officer, employee or agent of the Registrant, or of any other corporation, partnership, joint venture, or other enterprise at the request of the Registrant, other than an action by or in the right of the registrant, provided that he acted in good faith and in a manner he reasonably believed to be in the best interest of the Registrant, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the registrant brought by reason of his being or having been a director, officer, employee or agent of the registrant, or any other corporation, partnership, joint venture, or other enterprise at the request of the Registrant, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the Registrant, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. The Registrant’s amended and restated bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.

      The Registrant has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the Registrant will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

(i) any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as the registrant’s director or officer, or the director or officer of its affiliates; or

(ii) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were the Registrant’s, or are or were its affiliate’s, director, officer, employee or agent, or are or were serving at the Registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      The Registrant’s indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedes, bail, surety or other bonds.

      The Registrant’s directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

Item 21.	Exhibits

      The exhibits filed as a part of this Registration Statement are listed on the Exhibit Index.

Item 22.	Undertakings

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on January 14, 2005.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ BRUCE R. KNOOIHUIZEN

Name: Bruce R. Knooihuizen

Title:	Executive Vice President

and Chief Financial Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Everett R. Dobson, Bruce R. Knooihuizen and Ronald L. Ripley his or her attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ EVERETT R. DOBSON Everett R. Dobson	Chairman and Chief Executive Officer (Principal Executive Officer)	January 14, 2005

/s/ BRUCE R. KNOOIHUIZEN Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 14, 2005

/s/ TRENT LEFORCE Trent LeForce	Controller and Assistant Secretary (Principal Accounting Officer)	January 14, 2005

/s/ STEPHEN T. DOBSON Stephen T. Dobson	Director	January 14, 2005

/s/ MARK S. FEIGHNER Mark S. Feighner	Director	January 14, 2005

/s/ FRED J. HALL Fred J. Hall	Director	January 14, 2005

Justin L. Jaschke	Director

Name	Title	Date

Albert H. Pharis, Jr.	Director

/s/ ROBERT A. SCHRIESHEIM Robert A. Schriesheim	Director	January 14, 2005

EXHIBIT INDEX

Exhibit
Numbers		Description	Method of Filing

2.1		Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10.0% Series A Senior Notes due 2011	(22)[2.3]
2.2		Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8 7/8% Senior Notes due 2013	(25)[2.4]
2.3		Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(25)[2.5]
2.4		Purchase Agreement dated November 8, 2004 for Dobson Cellular Systems, Inc. $825,000,000 Senior Secured Notes	(33)
3.1		Registrant’s Amended and Restated Certificate of Incorporation	(6)[3.1]
3	.1.1	Registrant’s Certificate of Retirement of Preferred Stock dated January 7, 2003	(20)[3.1.1]
3	.1.2	Registrant’s Certificate of Retirement of Preferred Stock dated February 4, 2003	(20)[3.1.2]
3	.1.3	Registrant’s Certificate of Amendment to Amended and Restated Certificate of Incorporation	(25)[3.1.3]
3	.1.4	Registrant’s Certificate of Retirement of Preferred Stock dated November 30, 2003	(26)[3.1.4]
3	.1.5	Registrant’s Certificate of Retirement of Preferred Stock dated December 31, 2003	(26)[3.1.5]
3	.1.6	Registrant’s Certificate of Retirement of Preferred Stock dated July 15, 2004	(30)[3.1.6]
3	.1.7	Registrant’s Certificate of Retirement of Preferred Stock dated September 1, 2004	(31)[3.1.7]
3	.1.8	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12 1/4% Senior Exchangeable Preferred Stock	(2)[3.9]
3	.1.9	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock	(32)[3.8]
3.2		Registrant’s Amended and Restated By-laws Amended, Restated, and Consolidated Revolving Credit and Term Loan Agreement dated as of January 18, 2000 among Dobson Operating Co., L.L.C., Banc of America Securities, LLC, Bank of America, N.A., Lehman Commercial Paper Inc. and TD Securities (USA) Inc., and	(28)[3]
4.1		First Union National Bank and PNC Bank, National Association, and the Lenders	(6)[4.6]
4	.1.1	Amendment, Waiver and Consent to the Dobson Operating Co., L.L.C., Credit Agreement dated as of June 19, 2000 among Dobson Operating Co., L.L.C., as Borrower, Bank of America, N.A., as Administrative Agent, Required Lenders and Guarantors	(7)[10.2]
4	.1.2	Amendment and Consent dated November 24, 2000 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(10)[4.3.2]
4	.1.3	Amendment and Consent dated May 4, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(14)[4.1.3]
4	.1.4	Amendment dated August 1, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(14)[4.1.4]
4	.1.5	Amendment dated January 23, 2002 to the Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(14)[4.1.5]
4	.1.6	Second Amended, Restated and Consolidated Revolving Credit Agreement among Dobson Operating Co., LLC, as Borrower, the Lenders party thereto, as Lenders, and Lehman Commercial Paper, Inc., as Administrative Agent, dated September 26, 2003	(23)[4.1.6]

Exhibit
Numbers		Description	Method of Filing

4.2		Indenture dated December 23, 1998 between Dobson/ Sygnet Communications Company, as Issuer, and United States Trust Company of New York, as Trustee	(2)[4.1]
4	.2.1	Supplemental Indenture dated October 23, 2003 by and between Dobson/ Sygnet Communications Company and The Bank of New York, as Successor to The United States Trust Company of New York, as Trustee	(24)[4.2.1]
4.3		Form of Common Stock Certificate	(6)[4.16]
4.4		Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(7)[4]
4.5		Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(11)[4.2]
4	.6.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(11)[4.3]
4	.6.2	Certificate of Trust for Dobson Financing Trust	(11)[4.4]
4.7		Declaration of Trust for Dobson Financing Trust	(11)[4.5]
4.8		Indenture dated as February 28, 1997 between the Registrant and United States Trust Company of New York, as Trustee	(4)[4.6]
4.9		Credit agreement among the Agents and Lenders named therein and Sygnet Wireless Inc. (f/k/a Dobson/ Sygnet Operating Company) dated December 22, 1998	(3)[4.4]
4.10		Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant’s Series F Convertible Preferred Stock	(22)[4.12]
4	.10.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(22)[4.12.1]
4.11		Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(22)[4.13]
4	.11.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(22)[4.13.1]
4.12		First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its 9 1/2% Subordinated Notes due 2009	(22)[4.14]
4.13		8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(23)[4.14]
4.14		Indenture for First Priority Senior Secured Notes due 2011, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma	(33)
4.15		Indenture for Second Priority Senior Secured Notes due 2012, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma	(33)
5		Opinion of McAfee & Taft A Professional Corporation	(33)
8		Opinion of Mayer, Brown, Rowe & Maw LLP	(33)
10.1		Registrant’s 2002 Employee Stock Purchase Plan	(16)[10.1]
10	.1.1*	Registrant’s 1996 Stock Option Plan, as amended	(3)[10.1.1]
10	.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan	(6)[10.1.3]
10	.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan	(6)[10.1.4]
10	.2*	Registrant’s 2002 Stock Incentive Plan	(16)[10.2]

Exhibit
Numbers		Description	Method of Filing

10	.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement	(4)[10.3.2]
10	.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation	(4)[10.3.3]
10	.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement	(1)[10.3.5]
10	.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement	(3)[10.3.6]
10	.3.5*	Consulting Agreement dated December 21, 1998 between Registrant and Albert H. Pharis, Jr.	(3)[10.3.7]
10	.3.6*	Employment Agreement, dated November 1, 2004 between Registrant and Bruce R. Knooihuizen	(33)
10	.3.7*	Employment Agreement, dated November 1, 2004 between Registrant and Timothy J. Duffy	(33)
10	.3.8*	Form of Retention Agreement	(33)
10.4		Operating Agreement dated January 16, 1998, as amended, between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc.	(6)[10.4.4]
10	.4.1	Second Addendum to Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and Dobson Cellular Systems, Inc. and its Affiliates dated May 8, 2002	(15)[10.5.1]
10	.4.2	Fourth Addendum to Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and Dobson Cellular Systems, Inc. and its Affiliates dated July 11, 2003	(21)[10.9.2]
10	.5†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001	(14)[10.6]
10	.5.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002	(17)[10.6.1]
10	.5.2†	Amendment No. 2 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated June 9, 2004	(31)[10.5.2]
10.6		Second Amended and Restated Partnership Agreement of Gila River Cellular General Partnership dated September 30, 1997	(5)[10.8]
10.7		Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Shareholders listed therein (without exhibits)	(6)[10.7.2.3]
10	.7.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(9)[10.4]
10	.8*	Form of Dobson Communications Corporation Director Indemnification Agreement	(6)[10.9]
10.9		Second Amended and Restated Limited Liability Company Agreement of ACC Acquisition LLC between AT&T Wireless JV Co. and Dobson JV Company dated as of February 25, 2000	(8)[10.1]
10.10		Amended and Restated Supplemental Agreement among AT&T Wireless, Dobson Communications Corporation, Dobson CC Limited Partnership, and other signatories thereto, dated February 25, 2000	(8)[10.1.1]
10.11		Amended and Restated Management Agreement between Dobson Cellular Systems, Inc. and ACC Acquisition LLC dated as of February 25, 2000	(8)[10.2]
10	.11.1	Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(22)[10.14.1]
10.12		Amended and Restated Operating Agreement dated February 25, 2000 by and between AT&T Wireless Services, Inc., on behalf of itself and its Affiliates (as defined therein) and ACC Acquisition L.L.C., on behalf of itself and its Affiliates (as defined therein)	(8)[10.3]

Exhibit
Numbers		Description	Method of Filing

10	.12.1	Addendum to Amended and Restated Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and ACC Acquisition LLC and its Affiliates dated May 8, 2002	(15)[10.16.1]
10.13		Amended and Restated Operating Agreement dated February 25, 2000 by and between Dobson Cellular Systems, Inc., on behalf of itself and its Affiliates (as defined therein) and ACC Acquisition L.L.C., on behalf of itself and its Affiliates (as defined therein)	(8)[10.4]
10.14		Asset Purchase Agreement dated October 29, 2001 by and between Dobson Cellular Systems, Inc., and Cellco Partnership, a Delaware general partnership, d/b/a/ Verizon Wireless	(12)[10.22]
10.15		Asset Purchase Agreement dated December 6, 2001 by and between Dobson Cellular System, Inc., and Cellco Partnership, a Delaware general partnership, d/b/a/ Verizon Wireless	(13)[10.1]
10	.16†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates	(14)[10.23]
10.17		Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002	(18)[10.24]
10.18		Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(19)[10.1]
10.19		Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(19)[10.2]
10.20		Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(19)[10.3]
10	.21†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(21)[10.28]
10	.22†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(21)[10.29]
10	.23†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(21)[10.30]
10	.24†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(21)[10.31]
10	.25†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(21)[10.32]
10.26		Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(22)[10.33]
10.27		Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(22)[10.34]
10.28		Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(22)[10.35]
10.29		Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(22)[10.36]
10.30		Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(23)[10.37]

Exhibit
Numbers		Description	Method of Filing

10.31		Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(24)[10.38]
10	.31.1	Amendment No. 1 dated March 9, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27)[4]
10	.31.2	Amendment No. 2 dated May 7, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(29)[10.32.2]
10.32		Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(24)[10.39]
10.33		Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(25)[10.40]
10.34		Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(25)[10.41]
10.35		Registration Rights Agreement dated as of November 8, 2004 by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Morgan Stanley & Co. Incorporated	(33)
21		Subsidiaries of Registrant	(26)[21]
23.1		Consent of KPMG LLP	(33)
23.2		Consent of McAfee & Taft A Professional Corporation (included in Exhibit 5 hereto)	(33)
23.3		Consent of Mayer, Brown, Rowe & Maw LLP	(33)
24		Power of Attorney (included on signature page hereto)	(33)
99.1		Form of Letter of Transmittal and Consent for 12.25% Senior Exchangeable Preferred Stock	(33)
99.2		Form of Letter of Transmittal and Consent for 13% Senior Exchangeable Preferred Stock	(33)
99.3		Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	(33)
99.4		Form of Letter to Clients	(33)
99.5		Guidelines for Certification of Taxpayer Identification Number in Substitute Form W-9	(33)

*	Management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested for a portion of this document.

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)	Filed as an exhibit to the Registrant’s Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 15, 1997 and amended on November 6, 1997, as the exhibit number indicated in brackets and incorporated by reference herein.

(6)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on March 9, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K/ A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(10)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000 as the exhibit number indicated in brackets and incorporated by reference herein.

(11)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(12)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2001, as the exhibit number indicated in brackets and incorporated by reference herein.

(13)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on December 20, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(14)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(15)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on May 16, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(16)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(17)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(18)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(19)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(20)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(21)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(22)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(23)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(24)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(25)	Filed as an exhibit to the Registration Statement on Form S-4 (Registration No. 333-110380) as the exhibit number indicated in brackets and incorporated by reference herein.

(26)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(27)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on March 22, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(28)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on April 8, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(29)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(30)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(31)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(32)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-80961), as the exhibit number indicated in brackets and incorporated by reference herein.

(33)	Filed herewith.